Exhibit 99.1

NI 43-101 TECHNICAL REPORT

Séguéla Project,
Feasibility Study,
Worodougou Region,
Côte d’Ivoire

Roxgold Report Nº R2021.001

Report Effective Date: 26 May 2021

www.roxgold.com

Authors and Qualified Persons

Paul Criddle, FAusIMM

Hans Andersen, MAIG

Paul Weedon, MAIG

Dave Morgan, AIMM, CPEng

Geoff Bailey, FIEAust, CPEng, NPER-3, REPQ

Shane McLeay, FAusIMM

Niel Morrison, PEng

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Report prepared for

Client Name	Roxgold Inc.
Contact Name	Paul Criddle
Contact Title	COO
Office Address	360 Bay Street, Suite 500 Toronto, Ontario Canada M5H 2V6

Report issued by

Roxgold Inc	Roxgold Inc. 360 Bay Street, Suite 500 Toronto, Ontario Canada M5H 2V6 T 416 203 6401 F 416 203 0341 E mailto: info@roxgold.com

Report information

Filename	R2021.001 Roxgold Seguela DFS NI 43-101.docx
Report Effective Date	19 April 2021
Report Signature Date	26 May 2021
Report Status	Final

Roxgold Report № R2021.001	II

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Date and Signature Page

This Report titled “NI 43-101 Technical Report, Séguéla Project, Feasibility Study, Worodougou Region, Côte d’Ivoire”, prepared for Roxgold Inc. with an effective date of 19 April 2021 was prepared and signed by the following authors:

Dated at Perth, Australia
26 May 2021	Paul Criddle, FAusIMM (#309804) Chief Operating Officer Roxgold Inc.

Dated at Perth, Australia
26 May 2021	Hans Andersen, MAIG Senior Resource Geologist Roxgold Inc.

Dated at Perth, Australia
26 May 2021	Paul Weedon, MAIG Vice President - Exploration Roxgold Inc.

Dated at Perth, Australia
26 May 2021	Dave Morgan, AIMM, CPEng Managing Director Knight Piésold Pty. Ltd.

Dated at Perth, Australia
26 May 2021	Geoff Bailey, FIEAust, CPEng, NPER-3, REPQ Principal Consultant ECG Engineering Pty. Ltd.

Roxgold Report № R2021.001	III

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Dated at Perth, Australia
26 May 2021	Shane Mcleay, FAusIMM Principal Mining Engineer Entech Pty Ltd

Dated at Toronto, Canada
26 May 2021	Niel Morrison, PEng Manager of Process Lycopodium Minerals Canada Ltd

Report Effective Date:

19 April 2021

Roxgold Report № R2021.001	IV

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Certificate of Qualified Person – Paul Criddle

As a Qualified Person of this Technical Report covering the Properties of the Seguela Gold Project, Cote d’Ivoire, I, Paul Criddle do hereby certify that:

1.	I hold the position of Chief Operating Oﬃcer, a full-time employee of Roxgold Inc, with an oﬃce at suite 500, 360 Bay Street, Toronto Canada (telephone +61 403926032, email: pcriddle@roxgold.com).

2.	The Technical Report to which this certificate applies is titled “NI 43-101 Technical Report, Séguéla Gold Project, Feasibility Study, Worodougou Region, Côte d’Ivoire” and is dated eﬀective 26 May 2021.

3.	I hold a Bachelor of Science, Extractive Metallurgy from Murdoch University, Western Australia. I am a professional Metallurgist and a Fellow of the Australasian Institute of Mining and Metallurgy (FAUSIMM#309804). I am familiar with National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and, by reason of education, experience in evaluation and mining of gold deposits, and professional registration; I fulfil the requirements of a “Qualified Person” as defined in as defined in NI 43-101. I have been practicing my profession continuously since 1998 and, in the last 12 years of my career, I have been focussed on development projects in Africa.

4.	I have been an employee of Roxgold Inc since February 2013 and have visited the properties that are the subject of this Technical Report, most recently from 26th – 28th August 2019.

5.	I am responsible for the following sections of this Technical Report; Sections 1 – 5, 18.1 – 18.2, 18.7 – 18.11, 18.13 – 18.16, 19 – 24, 25.2 – 25.4, 26.2 – 26.8, and 27 – 28.

6.	I am employed by the issuer and am therefore not independent of the issuer as defined as described in Section 1.5 of NI 43-101.

7.	I have been involved with the previous Technical Reports on the Séguéla Gold Project.

8.	I have read NI 43-101 and the parts of the Technical Report I am responsible for, and the parts of the Technical Report that I am responsible for have been prepared in compliance with N1 43-101.

9.	As of the eﬀective date of the Technical Report, to the best of my knowledge, information and belief, the parts of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of May 2021.

Mr. Paul Criddle FAUSIMM (#309804)

Chief Operating Officer

Roxgold Inc.

Roxgold Report № R2021.001	V

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Certificate of Qualified Person – Hans Andersen

As a Qualified Person of this Technical Report covering the Properties of the Seguela Gold Project, Cote d’Ivoire, I, Hans Andersen do hereby certify that:

1.	I hold the position of Senior Resource Geologist, a full-time employee of Roxgold Inc, with an oﬃce at suite 500, 360 Bay Street, Toronto Canada (telephone +61 439 720 800, email: handersen@roxgold.com).

2.	The Technical Report to which this certificate applies is titled “NI 43-101 Technical Report, Séguéla Gold Project, Feasibility Study, Worodougou Region, Côte d’Ivoire” and is dated eﬀective 26 May 2021.

3.	I hold a Bachelor of Science degree with postgraduate Honours from the University of New England, New South Wales. I also have a Graduate Certificate in Geostatistics from Edith Cowan University, Western Australia. I am a Member of the Australian Institute of Geoscientists (MAIG, Membership Number: 5746). I am familiar with National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and, by reason of education, experience in evaluation and mining of gold deposits, and professional registration; I fulfil the requirements of a “Qualified Person” as defined in NI 43-101. I have been practicing my profession continuously since 2002 and my experience covers 18 years in the exploration, development, production, resource evaluation and corporate technical roles in Australia.

4.	I have been an employee of Roxgold Inc. since July 2019 and have visited the properties that are the subject of this Technical Report from 30 October to 2 November 2019 and from 12-16 March 2020.

5.	I am responsible for the following sections of this Technical Report; Section 14.

6.	I am employed by Roxgold Inc. and am therefore not independent of Roxgold Inc. as defined as described in Section 1.5 of NI 43-101.

7.	I have been involved with the previous Technical Reports on the Séguéla Gold Project.

8.	I have read NI 43-101 and the parts of the Technical Report I am responsible for, and the parts of the Technical Report that I am responsible for have been prepared in compliance with N1 43-101.

9.	As of the eﬀective date of the Technical Report, to the best of my knowledge, information and belief, the parts of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of May 2021.

Mr. Hans Andersen MAIG (#5746)

Senior Resource Geologist

Roxgold Inc

Roxgold Report № R2021.001	VI

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Certificate of Qualified Person – Paul Weedon

As a Qualified Person of this Technical Report covering the Properties of the Seguela Gold Project, Cote d’Ivoire, I, Paul Weedon do hereby certify that:

1.	I hold the position of Vice President – Exploration, a full-time employee of Roxgold Inc, with an oﬃce at suite 500, 360 Bay Street, Toronto Canada (telephone +61 436 324 978, email: pweedon@roxgold.com).
2.	The Technical Report to which this certificate applies is titled “NI 43-101 Technical Report, Séguéla Gold Project, Feasibility Study, Worodougou Region, Côte d’Ivoire” and is dated eﬀective 26 May 2021.
3.	I hold a Bachelor of Applied Science degree in Geology and a Post Graduate Diploma in Economic Geology (Dist) from Curtin University, Western Australia. I am a Member of the Australian Institute of Geoscientists (MAIG, Membership Number: 6001). I am familiar with National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and, by reason of education, experience in evaluation and mining of gold deposits, and professional registration; I fulfil the requirements of a “Qualified Person” as defined in as defined in NI 43-101. I have been practicing my profession continuously since 1991 and my experience includes 30 years in the exploration, production and corporate environment in Australia, New Zealand and several African countries.
4.	I have been an employee of Roxgold Inc. since October 2018 and have visited the properties that are the subject of this Technical Report, most recently from 11th to 12th April 2021.
5.	I am responsible for the following sections of this Technical Report; Sections 6 – 12, 25.1, and 26.1.
6.	I am employed by the issuer and am therefore not independent of the issuer as defined as described in Section 1.5 of NI 43-101.
7.	I have been involved with the previous Technical Reports on the Séguéla Gold Project.
8.	I have read NI 43-101 and the parts of the Technical Report I am responsible for have been prepared in compliance with NI 43-101.
9.	As of the eﬀective date of the Technical Report, to the best of my knowledge, information and belief, the parts of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of May 2021.

Mr. Paul Weedon MAIG (6001)

Vice President - Exploration

Roxgold Inc.

Roxgold Report № R2021.001	VII

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Certificate of Qualified Person – David John Toomey Morgan

As a Qualified Person of this Technical Report covering the Properties of the Séguéla Project, Cote d’Ivoire, I, David Morgan do hereby certify that:

1.	I hold the position of Managing Director, a full-time employee of Knight Piésold Pty Ltd, with an oﬃce at Level 1, 184 Adelaide Terrace, East Perth (telephone +61 417 929 682, email: dmorgan@knightpiesold.com).
2.	The Technical Report to which this certificate applies is titled “NI 43-101 Technical Report, Séguéla Gold Project, Feasibility Study, Worodougou Region, Côte d’Ivoire” and is dated eﬀective 26 May 2021.
3.	I am a graduate of University of Manchester, (Bsc, Civil Engineering, 1980), and the University of Southampton (MSc, Irrigation Engineering, 1981). I am a member in good standing of the Australasian Institute of Mining and Metallurgy (Australasia, 202216) and Chartered Professional Engineer and member of the Institute of Engineers Australia (Australia, 974219). I am familiar with National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and, by reason of education, experience in evaluation and mining of gold deposits, and professional registration; I fulfil the requirements of a “Qualified Person” as defined in as defined in NI 43-101. I have been practicing my profession continuously since 1981 and my experience covers 39 years specialising in tailings management and civil engineering infrastructure, focusing on the design and construction of tailings dams and mining project infrastructure and corporate technical roles in Australia.
4.	I have been an employee of Knight Piésold since 1981 and have visited the properties that are the subject of this Technical Report, most recently 5-7 December 2020.
5.	I am responsible for the following sections of this Technical Report; Sections 18.3 – 18.6.
6.	I am not employed by Roxgold Inc. and am therefore independent of Roxgold Inc. as defined as described in Section 1.5 of NI 43-101.
7.	I have been involved with the previous Technical Reports on the Séguéla Gold Project.
8.	I have read NI 43-101 and the parts of the Technical Report I am responsible for have been prepared in compliance with NI 43-101.
9.	As of the eﬀective date of the Technical Report, to the best of my knowledge, information and belief, the parts of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of May 2021.

Mr. David Morgan AusIMM (#202216)

Managing Director

Knight Piésold Pty Ltd

Roxgold Report № R2021.001	VIII

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Certificate of Qualified Person – Geoff Bailey

As a Qualified Person of this Technical Report covering the Properties of the Séguéla Gold Project, Cote d’Ivoire, I, Geoff Bailey do hereby certify that:

1.	I hold the position of Principal Consultant, a full-time employee of ECG Engineering Pty Ltd, with an oﬃce at 2-10 Adams Drive, Welshpool, Western Australia 6106, Australia (telephone +61 6164 3400, email: geoﬀ.bailey@ecg-engineering.com).
2.	The Technical Report to which this certificate applies is titled “NI 43-101 Technical Report, Séguéla Gold Project, Feasibility Study, Worodougou Region, Côte d’Ivoire” and is dated eﬀective 26 May 2021.
3.	I hold a Bachelor of Engineering degree majoring in Power from the University of Western Australia. I am a Member of the Fellow Institute Engineering Australia (FIEAust 378695), Chartered Professional Engineer (CPEng), National Professional Engineers Register (NPER-3) and Registered Professional Engineering Queensland (REPQ 06035). I am familiar with National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and, by reason of education, experience in evaluation and mining of gold deposits, and professional registration; I fulfil the requirements of a “Qualified Person” as defined in NI 43-101. I have over 40 years of global experience in heavy industrial, mining and electrical power systems engineering and instrumentation. This includes all facets from feasibility to design, specification, construction, commissioning and troubleshooting of electrical plants, mining installations and power systems, including generation, transmission and distribution, high voltage and protection systems.
4.	I have been an employee of ECG Engineering since 2014 and have not visited the properties that are the subject of this Technical Report.
5.	I am responsible for the following sections of this Technical Report; Section 18.12.
6.	I am not employed by Roxgold Inc. and am therefore independent of Roxgold Inc. as defined as described in Section 1.5 of NI 43-101.
7.	Ihave been involved with the previous Technical Reports on the Séguéla Gold Project
8.	I have read NI 43-101 and the parts of the Technical Report I am responsible for have been prepared in compliance with NI 43-101.
9.	As of the eﬀective date of the Technical Report, to the best of my knowledge, information and belief, the parts of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of May 2021.

Mr. Geoff Bailey (FIEAust, CPEng, NPER-3, REPQ)

Principal Consultant

ECG Engineering Pty Ltd

Roxgold Report № R2021.001	IX

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Certificate of Qualified Person – Shane Mcleay

As a Qualified Person of this Technical Report covering the Properties of the Seguela Gold Project, Cote d’Ivoire, I, Shane McLeay, B.Eng (mining).FAusIMM, do hereby certify that:

1.	I am Principal Consultant of Entech Pty Ltd, an independent mining consultant, with an oﬃce at 8 Cook St, West Perth, Western Australia, Australia

2.	The Technical Report to which this certificate applies is titled “NI 43-101 Technical Report, Séguéla Gold Project, Feasibility Study, Worodougou Region, Côte d’Ivoire” and is dated eﬀective 26 May 2021.
3.	I am a graduate from the Western Australian School of Mines, Curtin University Australia in 1995 with a B.Eng (mining). Hons. I have practised my profession continuously since 1995. My relevant experience for the purpose of the Technical Report is: Over 20 years of gold and base metals industry experience in feasibility studies, operational mine start-up, mine costing and steady state production.
4.	I am a Fellow of the Australasian Institute of Mining and Metallurgy.
5.	I have read the definition of "Qualified Person" set out in National Instrument 43- 101 (NI 43-101) and certify that by reason of my education, aﬃliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of NI 43-101.
6.	I am responsible for the following sections of this Technical Report; Section 15, 16 and 21.
7.	I am not employed by Roxgold Inc. and am therefore independent of Roxgold Inc. as defined as described in Section 1.5 of NI 43-101.
8.	I have had no prior involvement with the properties that are the subject of this Technical Report.
9.	I have read NI 43-101 and the parts of the Technical Report I am responsible for have been prepared in compliance with NI 43-101.
10.	As of the eﬀective date of the Technical Report, to the best of my knowledge, information and belief, the parts of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of May 2021.

Mr. Shane McLeay FAUSIMM (#222752)

Principal Consultant

Entech Pty Ltd.

Roxgold Report № R2021.001	X

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Certificate of Qualified Person – Niel Morrison

As a Qualified Person of this Technical Report covering the Properties of the Séguéla Project, Cote d’Ivoire, I, Niel Morrison, Mississauga, Ontario, Canada, do hereby certify that:

1.	I am employed as the Process Manager with Lycopodium Minerals Canada Ltd, 5060 Spectrum Way, Suite 400, Mississauga, ON, Canada.
2.	The Technical Report to which this certificate applies is titled “NI 43-101 Technical Report, Séguéla Gold Project, Feasibility Study, Worodougou Region, Côte d’Ivoire” and is dated eﬀective 26 May 2021.
3.	I graduated from the University of Leeds, The United Kingdom, in 1990 with a Doctor of Philosophy in Minerals Engineering (Minerals Processing) degree.
4.	I am a professional engineer in good standing with the Professional Engineers Ontario (PEO) in Canada (no. 100134360).
5.	I have practiced my profession continuously as a Process Engineer for 27 years and with Lycopodium Minerals since 2017.
6.	I am responsible for Section 13 and 17.
7.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, aﬃliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person for the purpose of NI 43-101.
8.	I did not visit the site.
9.	I am not employed by Roxgold Inc. and am therefore independent of Roxgold Inc. as defined as described in Section 1.5 of NI 43-101.
10.	I have had no prior involvement with the properties that are the subject of this Technical Report.
11.	I have read NI 43-101 and the parts of the Technical Report I am responsible for have been prepared in compliance with NI 43-101.
12.	As of the eﬀective date of the Technical Report, to the best of my knowledge, information and belief, the parts of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Mississauga, Ontario, Canada, this 26th day of May 2021.

Niel Morrison, PEng (100134360)

Principal Process Engineer

Lycopodium Minerals Canada Ltd

Roxgold Report № R2021.001	XI

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Forward-Looking Information

This Technical Report contains “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”). Such forward-looking statements include, without limitation: economic statements related to the feasibility study, such as future projected production, capital costs and operating costs, statements with respect to Mineral Reserves and Mineral Resource estimates (including proposals for the potential growth, extension, update and/or upgrade thereof, the anticipated timing thereof and any future economic benefits which may be derived therefrom), the future price of gold, the success and continuation of exploration activities, proposed exploration plans and the timing and costs thereof, and sufficiency of future funding. These statements are based on information currently available to the authors and Roxgold Inc. and each of the authors and Roxgold Inc. provides no assurance that actual results will meet the expectations contained in this Technical Report. In certain cases, forward-looking information may be identified by such terms as "anticipates", "believes", "could", "estimates", "expects", "may", "shall", "will", or "would". Forward-looking statements contained in this Technical Report are based on certain factors and assumptions regarding, among other things, the feasibility study , the estimation of Mineral Resources and Mineral Reserves, the realization of resource estimates and reserve estimates, gold metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Séguéla Gold Project in the short and long-term, the progress of exploration and development activities as currently proposed and anticipated, the receipt of necessary regulatory approvals and permits, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters, as well as other assumptions set forth in this Technical Report. While each of the authors and Roxgold Inc. considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Although each of the authors and Roxgold Inc. believes the expectations expressed in such forward- looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include: delays resulting from the COVID-19 pandemic, changes in market conditions, unsuccessful exploration results, possibility of project cost overruns or unanticipated costs and expenses, changes in the costs and timing of the development of new deposits, inaccurate reserve and resource estimates, changes in the price of gold, unanticipated changes in key management personnel, failure to obtain permits as anticipated or at all, failure of exploration and/or development activities to progress as currently anticipated or at all, and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly, actual events may differ materially from those projected in the forward-looking statements. This list is not exhaustive of the factors that may affect any of the forward-looking statements. These and other factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Each of the authors and Roxgold Inc. does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Roxgold Report № R2021.001	XII

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Cautionary Note Regarding Non-GAAP Measures

This Technical Report includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cash costs and AISC per payable ounce of gold sold. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures employed by other companies. The authors and Company believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should also refer to the management’s discussion and analysis of the Company, available under the corporate profile at www.sedar.com for a more detailed discussion of how such measures are calculated.

Roxgold Report № R2021.001	XIII

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Contents

	Report prepared for		II
	Report issued by		II
	Report information		II

DATE AND SIGNATURE PAGE			III

CERTIFICATE OF QUALIFIED PERSON – PAUL CRIDDLE			V

CERTIFICATE OF QUALIFIED PERSON – HANS ANDERSEN			VI

CERTIFICATE OF QUALIFIED PERSON – PAUL WEEDON			VII

CERTIFICATE OF QUALIFIED PERSON – DAVID JOHN TOOMEY MORGAN			VIII

CERTIFICATE OF QUALIFIED PERSON – GEOFF BAILEY			IX

CERTIFICATE OF QUALIFIED PERSON – SHANE MCLEAY			X

CERTIFICATE OF QUALIFIED PERSON – NIEL MORRISON			XI

FORWARD-LOOKING INFORMATION			XII

CAUTIONARY NOTE REGARDING NON-GAAP MEASURES			XIII

1	SUMMARY		1
	1.1	Introduction	1
	1.2	Property Description, Location and Access	1
	1.3	History	2
	1.4	Geology Setting, Mineralisation and Deposit Types	2
	1.5	Exploration and Drilling	4
	1.6	Sampling, Analysis and Data Verification	4
	1.7	Mineral Processing and Metallurgical Testing	4
	1.8	Mineral Resource Estimates	5
	1.9	Mineral Reserves Estimates	8
	1.10	Mining Methods	9
	1.11	Processing and Recovery Operations	9
	1.12	Infrastructure, Permitting and Compliance Activities	10
	1.13	Capital and Operating Costs	11
	1.14	Economic Analysis	12
	1.15	Conclusions and Recommendations	12

2	INTRODUCTION		16
	2.1	Issuer	16
	2.2	Terms of Reference	16
	2.3	Sources of Information	16
	2.4	Qualified Person Site Inspection	16

3	RELIANCE ON OTHER EXPERTS		18

Roxgold Report № R2021.001	XIV

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

4	PROPERTY DESCRIPTION AND LOCATION			19
	4.1	Project Location		19
	4.2	Mineral Tenure and Surface Rights		19
	4.3	Area of Property		20
	4.4	Datum and Projection		23
	4.5	Royalties		23
	4.6	Permitting		23
	4.7	Social, Political or Environmental Liabilities and Risks		24

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			25
	5.1	Access to Property		25
	5.2	Topography, Elevation and Vegetation		25
	5.3	Climate		25
	5.4	Local Resources and Infrastructure		27
		5.4.1	Sources of Power	27
		5.4.2	Water and Consumable Supplies	28
		5.4.3	Mining Personnel	28
		5.4.4	Infrastructure	28

6	HISTORY			29
	6.1	Historical Property Ownership		29
	6.2	Project Results – Previous Owners		29
	6.3	Historical Mineral Resource Estimates		35

7	GEOLOGICAL SETTING AND MINERALISATION			38
	7.1	Regional Geology		38
	7.2	Prospect and Local Geology		39
	7.3	Antenna Deposit		41
	7.4	Agouti and Boulder Deposits		43
	7.5	Ancien Deposit		47
	7.6	Koula Deposit		50

8	DEPOSIT TYPES			53
	8.1	Mineralisation Styles		53
	8.2	Conceptual Models Underpinning Exploration		53

9	EXPLORATION			54

10	DRILLING			62
	10.1	Summary of Drilling		62
		10.1.1	Historic Drilling	62
		10.1.2	Roxgold Drilling	63
	10.2	Drill Techniques and Procedures		73
		10.2.1	Apollo RC Drilling	73
		10.2.2	Newcrest and Roxgold AC and RC drilling	73
		10.2.3	DD drilling	73
	10.3	Drill Logging		74
		10.3.1	Newcrest and Roxgold AC and RC Logging	74
		10.3.2	DD Core Logging	74
	10.4	Drill Sampling		75
		10.4.1	AC and RC Sampling	75
		10.4.2	DD Core Sampling	75

Roxgold Report № R2021.001	XV

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

	10.5	Drillhole Surveying		76
		10.5.1	Collar Surveying	76
		10.5.2	Downhole Surveying	76
	10.6	Representative Drill Sections		76

11	SAMPLE PREPARATION, ANALYSES AND SECURITY			77
	11.1	Onsite Sample Preparation		77
	11.2	Laboratory Sample Preparation		77
	11.3	Sample Security		77
	11.4	Analytical Method		78
	11.5	Bulk Density Determinations		78
	11.6	Quality Assurance and Quality Control		79
		11.6.1	Overview and Summary of Methodology	79
		11.6.2	Database	80
		11.6.3	Certified Reference Materials	80
		11.6.4	Field Duplicates	99
		11.6.5	Umpire Analysis	102
	11.7	Laboratory Inspection		106
	11.8	Qualified Persons Opinion on Sample Preparation, Security and Analytical Procedures		106

12	DATA VERIFICATION			107
	12.1	Site Visit		107
	12.2	Data Verification and Validation		107
	12.3	Verification of Sampling and Assaying		108
		12.3.1	Visual Inspection	108
		12.3.2	Verification Sampling	108
		12.3.3	Twin Drilling	108
		12.3.4	Data Excluded	108
	12.4	Audits and Reviews		108

13	MINERAL PROCESSING AND METALLURGICAL TESTING			109
	13.1	ALS laboratories PEA Testwork Program (A19864 and A20661)		110
		13.1.1	Samples	110
		13.1.2	Antenna Deposit	112
		13.1.3	Bond Impact Crushing Work Index (CWi).	113
		13.1.4	SMC Testwork	114
		13.1.5	Bond Abrasion Index (Ai)	115
		13.1.6	Bond Rod Mill Work Index (RWi)	115
		13.1.7	Bond Ball Mill Work Index (BWi)	115
		13.1.8	Head Assays	116
		13.1.9	Mineralogical Analysis	116
		13.1.10	Bulk Mineralogy	117
		13.1.11	Gold Mineralogy	117
		13.1.12	Cyanide Leach	117
		13.1.13	Flotation	119
		13.1.14	Agouti Deposit	119
		13.1.15	Bond Abrasion Index (Ai)	120
		13.1.16	Bond Rod Mill Work Index (RWi)	120
		13.1.17	Bond Ball Mill Work Index (BWi)	121
		13.1.18	Head Assays	121

Roxgold Report № R2021.001	XVI

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

		13.1.19	Cyanide Leach	122
		13.1.20	Boulder Deposit	122
		13.1.21	Bond Abrasion Index (Ai)	123
		13.1.22	Bond Rod Mill Work Index (RWi)	123
		13.1.23	Bond Ball Mill Work Index (BWi)	123
		13.1.24	Head Assays	124
		13.1.25	Cyanide Leach	124
		13.1.26	Ancien Deposit	125
		13.1.27	Head Assays	126
		13.1.28	Cyanide Leach	126
		13.1.29	Acid Mine Drainage (AMD)	127
	13.2	ALS Laboratories DFS Testwork Program (A20721)		127
		13.2.1	Metallurgical Samples	127
		13.2.2	Mineralogy	129
		13.2.3	Bulk Mineralogy	129
		13.2.4	Gold Mineralogy	130
		13.2.5	Head Assays	130
		13.2.6	Communition Results	131
		13.2.7	Flowsheet Options Tested	133
	13.3	Gravity-Cyanidation Results for the A20721 program		133
		13.3.1	Grind and Cyanide Addition Optimization	133
		13.3.2	Other Leach Parameters Optimization	135
		13.3.3	Satellite Pits Variability Samples Test Results	139
		13.3.4	Miscellaneous Test Results	141
		13.3.5	Gravity Recoverable Gold Test	142
		13.3.6	Carbon Adsorption Test	142
		13.3.7	Sedimentation and Rheology Test Results	144
	13.4	ALS Laboratories FS Update Testwork Program (A21926 and A21707)		147
		13.4.1	Metallurgical Samples	144
		13.4.2	Head Assays	149
		13.4.3	Communition Results	150
		13.4.4	Gracity-Cyanidation Results	150
	13.5	Miscellaneous Testwork – Oxygen Sparging Requirement		153
	13.6	Recovery Equations for Mine Modelling		154
	13.7	Testwork Results Contributing to Process Design		155
		13.7.1	Grind Optimization	155
		13.7.2	Process Design Criteria	157
	13.8	Future Testwork Recommendations		158

14	MINERAL RESOURCE ESTIMATES			159
	14.1	Introduction		159
	14.2	Database Cut-Off		160
	14.3	Software		160
	14.4	Geological Interpretation		160
	14.5	Preparation of Mineralisation Wireframes		166
		14.5.1	Antenna Deposit	166
		14.5.2	Satellite Deposits	167
	14.6	Topography		170
	14.7	Weathering		171

Roxgold Report № R2021.001	XVII

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

	14.8	Statistical Analysis		171
	14.9	Drillhole Coding		171
	14.10	Sample Compositing		171
	14.11	Geostatistical Analysis		173
		14.11.1	Spatial Domaining	173
		14.11.2	Global Summary Statistics	173
	14.12	Treatment of Outliers (Top-Cut Selection)		179
	14.13	Variography		182
	14.14	Quantitative Kriging Neighbourhood Analysis		191
	14.15	Block Model		191
	14.16	Grade Interpolation		195
	14.17	Bulk Density Assignment		195
	14.18	Model Validation		196
	14.19	Mineral Resource Classification		202
		14.19.1	Mineral Resource Classification Parameters	203
		14.19.2	Reasonable Prospects for Eventual Economic Extraction	208
	14.20	Mineral Resource Reporting		212
		14.20.1	Results	212
		14.20.2	Factors that May Affect the Mineral Resource	218
	14.21	Previous Mineral Resource Estimates		219

15	MINERAL RESERVES ESTIMATES			220
	15.1	Introduction		220
	15.2	Cut-off Grade Derivation		221
	15.3	Reserve Estimate		222

16	MINING METHODS			223
	16.1	Introduction		223
	16.2	Mine Geotechnical		224
		16.2.1	Data Confidence	224
		16.2.2	Ground Conditions	227
		16.2.3	Slope Design Analysis	232
		16.2.4	Slope Design Parameters	234
		16.2.5	Recommendations for further work	240
	16.3	Hydrogeology		241
	16.4	Optimization parameters		242
		16.4.1	Revenue Factor	242
		16.4.2	Geotechnical Recommendations	242
		16.4.3	Dilution and Recovery Parameters	243
		16.4.4	Mining Costs	244
	16.5	Optimization Outcomes		249
	16.6	Mine Design Strategy		253
		16.6.2	Agouti	255
		16.6.3	Ancien	256
		16.6.4	Boulder	257
		16.6.5	Koula	258
		16.6.6	Waste Dumps	259
		Surface Layout		259

Roxgold Report № R2021.001	XVIII

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

	16.8	Mining Fleet and Manning		260
		16.8.1	Load, Haul and Excavate	260
		16.8.2	Ancillary and Support Fleet	261
		16.8.3	Other Mining Infrastructure	262
	16.9	Schedule		265
		16.9.1	Schedule Output	265

17	RECOVERY METHODS			270
	17.1	Séguéla Process Plant		270
	17.2	Process Plant Design Criteria		271
		17.2.1	Process Plant Description	274
	17.3	Tailings Disposal		280
	17.4	Reagent Handling and Storage		280
	17.5	Control Systems and Instrumentation		282
	17.6	Electrical Reticulation		282
	17.7	Services and Utilities		283
		17.7.1	High- and Low-Pressure Air	283
		17.7.2	Oxygen Plant	283
		17.7.3	Raw Water Supply System	283
		17.7.4	Process Water Supply System	283
		17.7.5	Potable Water	283
		17.7.6	Filtered Water	283
		17.7.7	Sewage	283

18	PROJECT INFRASTRUCTURE			284
	18.1	Process Plant		284
	18.2	Mine Services Area		285
	18.3	Tailings Storage Facility		285
	18.4	Sediment Management		287
	18.5	Water Management		287
	18.6	Water Storage Facility		287
	18.7	Water Supply and Sewage		288
		18.7.1	Process Water	288
		18.7.2	Raw and Fire Water	288
		18.7.3	Filtered (Including Gland Seal) Water	289
		18.7.4	Potable Water	289
		18.7.5	Raw Water Supply Pipeline	289
		18.7.6	Water Supply Development	289
		18.7.7	Pump Stations	289
		18.7.8	Water Management	290
		18.7.9	Sewage	290
	18.8	Mine Access and Haulage Roads		290
	18.9	Mining Contractor’s Infrastructure		291
	18.10	Administration and Plant Buildings		291
	18.11	Accommodation Camp		293
	18.12	Power Supply		294
	18.13	Fuel Supply		296
	18.14	Communications		297
	18.15	Plant Security		297

Roxgold Report № R2021.001	XIX

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

	18.16	Project Implementation		296
		18.16.1	Project Organization	296
		18.16.2	Project Development Schedule	299

19	MARKET STUDIES AND CONTRACTS			300

20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACTS			301
	20.1	Institutional and Normative Framework		301
		20.1.1	Institutional Framework	301
		20.1.2	National legislative and regulatory framework	302
		20.1.3	International standards.	302
		20.1.4	Environmental permit	306
	20.2	Baseline Studies on the State of the Environment		306
		20.2.1	Presentation of the Area	306
		20.2.2	Physical Environment	308
		20.2.3	Biological Environment	333
		20.2.4	Social Environment	340
	20.3	Community Relations		351
		20.3.1	Stakeholder Engagement	351
		20.3.2	Community Development	353
		20.3.3	Land Acquisition	356
		20.3.4	Artisanal Mining	364
	20.4	Conceptual Mine Closure Plan		366
		20.4.1	National Framework	366
		20.4.2	International Framework	368
		20.4.3	Roxgold Closure Plan Framework	371
	20.5	Greenhouse Gas (GHG) emissions		382

21	CAPITAL AND OPERATING COSTS			383
	21.1	Capital Costs		383
		21.1.1	Pre-Production Capital Costs	385
		21.1.2	Sustaining Capital Costs	389
	21.2	Operating Cost Estimate		392

22	ECONOMIC ANALYSIS			396
	22.1	Summary		396
	20.1	Valuation Methodology		398
	20.2	Assumptions		398
	22.2	Production and Mill Feed		399
	22.3	Cost Estimates		401
		22.3.1	Capital and Operating Costs	401
		22.3.2	Closure and Salvage Value	401
		22.3.3	Working Capital.	401
		22.3.4	All-in Unit Cost Estimates	401
	22.4	Taxes and Royalties		402
		22.4.1	Government Royalty	403
		22.4.2	Royalties	403
		22.4.3	Duties and Levies	403
		22.4.4	Value Added Tax	403
		22.4.5	Corporate Income Tax	404
		22.4.6	Withholding Taxes	404

Roxgold Report № R2021.001	XX

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

	22.5	Government Carried Interest		405
	22.6	Economic Results		405
	22.7	Sensitivity Analysis		407

23	ADJACENT PROPERTIES			409

24	OTHER RELEVANT DATA AND INFORMATION			410

25	INTERPRETATION AND CONCLUSIONS			411
	25.1	Geology		411
		25.1.1	Risks	412
		25.1.2	Opportunities	413
	25.2	Mining		413
		25.2.1	Risks	413
		25.2.2	Opportunities	414
	25.3	Processing and Infrastructure		414
		25.3.1	Risks	415
		25.3.2	Opportunities	417
	25.4	Health, Safety, Environmental and Social		417
		25.4.1	Risks	418
		25.4.2	Opportunities	419

26	RECOMMENDATIONS			421
	26.1	Geology		421
		26.1.1	Exploration Strategy	421
		26.1.2	2021 Exploration Program and Budget	421
	26.2	Mining		421
	26.3	Processing		422
	26.4	Hydrogeology		422
	26.5	Geotechnical		423
	26.6	Logistics		423
	26.7	Project Implementation		423
	26.8	Environmental and Social		423
		26.8.1	Data Collection	423
		26.8.2	Stakeholder Engagement	423
		26.8.3	Land Access	423
		26.8.4	Acid Rock Drainage (ARD)	423
		26.8.5	Closure plan	424

27	ABBREVIATIONS AND UNITS OF MEASUREMENT			425

28	REFERENCES			426

Roxgold Report № R2021.001	XXI

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figures

Figure 1:	Séguéla Project location	19
Figure 2:	Séguéla Project – initial permit and deposit locations	21
Figure 3:	Séguéla Project – final permit and deposit locations	22
Figure 4:	Vegetation of the Antenna deposit (looking south) showing open woodland in the background to the east, and a cashew plantation to the west (the foreground is cleared land that had formerly been under cultivation for cashews)	25
Figure 5:	Average annual temperature and rainfall data for Séguéla	26
Figure 6:	Annual temperature range data for Séguéla	27
Figure 7:	Prospect locations – Séguéla Project	31
Figure 8:	Soil, trenching and dump sampling results over the Antenna prospect as of October 2015	34
Figure 9:	Archaean-Protoerozoic of the West African Craton (Peucat et al., 2005)	39
Figure 10:	Local geology of the Séguéla Project	41
Figure 11:	Antenna deposit geology	42
Figure 12:	Example drillcore from Antenna deposit – SGDD002	43
Figure 13:	Agouti and Boulder geology	45
Figure 14:	Structural interpretation of the Boulder-Agouti corridor over ground/aeromagnetic imagery	46
Figure 15:	Example of mineralisation from Boulder and Agouti deposits – SGRD437 at Boulder deposit	46
Figure 16:	Geology map for Ancien deposit	48
Figure 17:	Ancien deposit schematic geological cross-section	49
Figure 18:	Example of mineralisation from Ancien deposit – SGRD513	49
Figure 19:	Geology map for Koula deposit	51
Figure 20:	Example of mineralisation from the Koula deposit – SGDD072	52
Figure 21:	Xcalibur 2019/2020 Séguéla aeromagnetics/radiometrics survey – grey scale 2nd vertical derivative of TMI magnetics imagery	55
Figure 22:	Xcalibur 2019/2020 Séguéla aeromagnetics/radiometrics survey – total count radiometrics imagery	56
Figure 23:	Seguela prospects superimposed on gridded auger and soil gold (Au) geochemistry. Background image is 2VD TMI magnetics	57
Figure 24:	Antenna deposit collar plan showing mineralisation wireframes (red) and drillholes symbolised by company and hole type	65
Figure 25:	Ancien deposit collar plan showing mineralisation wireframes (red) and drillholes symbolised by company and hole type	66
Figure 26:	Agouti deposit collar plan showing mineralisation wireframes (red) and drillholes symbolised by company and hole type	67
Figure 27:	Boulder deposit collar plan showing mineralisation wireframes (red) and drillholes symbolised by company and hole type	68
Figure 28:	Koula deposit collar plan showing mineralisation wireframes (red) and drillholes symbolised by company and hole type	69
Figure 29:	Antenna deposit cross-section (894,725mN) showing modelled mineralisation	70
Figure 30:	Ancien deposit cross-section (888,560mN) showing modelled mineralisation	71
Figure 31:	Koula deposit cross-section (895,435mN) showing modelled mineralisation	71
Figure 32:	Agouti deposit cross-section (896,425mN) showing modelled mineralisation	72
Figure 33:	Boulder deposit cross-section (893,980mN) showing modelled mineralisation	73
Figure 34:	RC chip tray storage facilities – Séguéla Project	74
Figure 35:	Distribution of density measurements within the Antenna deposit (mineralisation wireframes shown for reference)	79
Figure 36:	CRM control chart AMIS0214(a)	82
Figure 37:	CRM control chart AMIS0214(b)	83
Figure 38:	CRM control chart AMIS0261	84
Figure 39:	CRM control chart AMIS0333	85
Figure 40:	CRM control chart AMIS0401	85
Figure 41:	CRM control chart AMIS0432	86
Figure 42:	CRM control chart AMIS0440	87
Figure 43:	CRM control chart AMIS0441	87
Figure 44:	CRM control chart AMIS0484 (Blank)	88

Roxgold Report № R2021.001	XXII

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 45:	CRM control chart AMIS0473	88
Figure 46:	CRM control chart AMIS0571	89
Figure 47:	CRM control chart AMIS0577	89
Figure 48:	CRM control chart ORE15F	90
Figure 49:	CRM control chart ORE19A	90
Figure 50:	CRM control chart ORE204	91
Figure 51:	CRM control chart ORE206	91
Figure 52:	CRM control chart ORE207	92
Figure 53:	CRM control chart ORE209	92
Figure 54:	CRM control chart ORE214(a)	93
Figure 55:	CRM control chart ORE214(b)	93
Figure 56:	CRM control chart ORE221	94
Figure 57:	CRM control chart ORE229	94
Figure 58:	CRM control chart ORE252	95
Figure 59:	CRM control chart ORE67A	95
Figure 60:	CRM control chart OREH5	96
Figure 61:	CRM control chart OXA71	96
Figure 62:	CRM control chart OXA89	97
Figure 63:	CRM control chart OXC109	97
Figure 64:	CRM control chart OXC72	98
Figure 65:	CRM control chart OXI67	98
Figure 66:	CRM control chart YCRM015	99
Figure 67:	Half-core duplicate results (2016-2018)	99
Figure 68:	Half-core duplicate results (2019-2020)	99
Figure 69:	Re-split drill chip duplicate results (2016-2018)	101
Figure 70:	Re-split drill chip duplicate results (2019-2020)	101
Figure 71:	Umpire analysis - Ancien	103
Figure 72:	Umpire analysis - Agouti	104
Figure 73:	Umpire analysis - Boulder	105
Figure 74:	Umpire analysis – Ancien, Agouti and Boulder combined	106
Figure 75:	Core storage facilities at the Antenna deposit	107
Figure 76:	Residue Gold Grade versus Grind P80 for A20721 Antenna MC	134
Figure 77:	Residue Gold Grade versus Cyanide Strength for A20721 Antenna MC	135
Figure 78:	A20721 Antenna Variability Samples Leach Kinetics	137
Figure 79:	Gold Recovery versus Gravity Recovery (all A20721 Variability Samples)	137
Figure 80:	Gold Recovery versus Head Grade for Antenna Variability Samples (A20721)	138
Figure 81:	Residue Gold Grade versus Head Grade for Antenna Variability Samples	138
Figure 82:	A20721 Satellite Pits Variability and MC Samples Leach Kinetics	140
Figure 83:	Gold Recovery versus Gravity Recovery (A20721 Satellite Pits)	140
Figure 84:	Adsorption Equilibrium (Antenna MC)	143
Figure 85:	Adsorption Kinetics Sequential Tripe Contact Batch Test (Antenna MC)	144
Figure 86:	Viscosity versus shear rates at three densities (%slides) for the Antenna MC Slurry	144
Figure 87:	Shear Stress versus Rate for Three Densities (% solids) for the Antenna MC Slurry	145
Figure 88:	BASF Flocculant Screening Results – Flocculant Type Vs. Settling Rate	146
Figure 89:	BASF Flocculant Screening Results – Flocculant type Vs. Overflow Clarity	146
Figure 90:	BASF Settling Testwork Results – Feed Solids Vs. Flux Rate	147
Figure 91:	Residue Gold Grade versus Head Grade for Antenna Tests	154
Figure 92:	Residue Gold Grade versus Grind (Averaged for all 6 Tests)	155
Figure 93:	Incremental profit ($/t) versus Grind	156
Figure 94:	Geology cross-section (894,550mN) of Antenna deposit (+/-25m)	164
Figure 95:	Geology cross-section (888,445mN) of Ancien deposit (+/12.5m)	164
Figure 96:	Geology cross-section (895,395mN) of Koula deposit (+/12.5m)	165
Figure 97:	Geology cross-section (896,425mN) of Agouti deposit (+/-12.5m)	165
Figure 98:	Geology cross-section (893,980mN) of Boulder deposit (+/-12.5m)	166
Figure 99:	Mineralisation wireframes – Antenna deposit	167

Roxgold Report № R2021.001	XXIII

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 100:	Mineralisation wireframes – Ancien deposit	168
Figure 101:	Mineralisation wireframes – Agouti deposit	169
Figure 102:	Mineralisation wireframes – Boulder deposit	171
Figure 103:	Mineralisation wireframes – Koula deposit	170
Figure 104:	Raw sample interval lengths – Séguéla Project	172
Figure 105:	Main Domain histogram and log-probability plot – Antenna Deposit	174
Figure 106:	Footwall Domain histogram and log-probability plot – Antenna Deposit	174
Figure 107:	Alluvial Domain histogram and log-probability plot – Antenna Deposit	175
Figure 108:	Combined Domain (101-106) histogram and log-probability plot – Ancien deposit	176
Figure 109:	Combined Domain (4-43) histogram and log-probability plot - Agouti deposit	177
Figure 110:	Combined Domain (101-216) histogram and log-probability plot – Boulder deposit	178
Figure 111:	Combined Domain (101-109) histogram and log-probability plot – Koula deposit	179
Figure 112:	Semi-variogram models for the Antenna Main and Footwall domains (left and right respectively)	182
Figure 113:	Semi-variogram model for the Antenna Alluvial Domain	183
Figure 114:	Semi-variogram models for mineralised domains (101 to 106) – Ancien deposit	184
Figure 115:	Semi-variogram models for mineralised domains (101 & 102) – Koula deposit	184
Figure 116:	Semi-variogram models for mineralised domains (1, 3, 4, 12, 25 and 33) – Agouti deposit	185
Figure 117:	Semi-variogram models for mineralised domains (101,113, 201 and 211) – Boulder deposit	187
Figure 118:	Mineralisation lode 6 (Antenna deposit) validation plots	196
Figure 119:	Mineralisation lode 7 validation plots	197
Figure 120:	Mineralisation lode 12 validation plots	197
Figure 121:	Mineralisation lode 13 validation plots	198
Figure 122:	Validation plot for Ancien deposit – Combined domains (101-106)	199
Figure 123:	Validation plot for Agouti deposit - Combined estimated domains (1-37)	200
Figure 124:	Validation plot for Boulder deposit – Combined estimated domains (101-216)	201
Figure 125:	Validation plot for Koula deposit – Combined estimated domains (101-109)	202
Figure 126:	Antenna deposit Mineral Resource classification	204
Figure 127:	Ancien deposit Mineral Resource classification	205
Figure 128:	Koula deposit Mineral Resource classification	206
Figure 129:	Agouti deposits Mineral Resource classification	207
Figure 130:	Boulder deposits Mineral Resource classification	208
Figure 131:	Oblique view of the Antenna deposit block model with theoretical optimised pit shell	209
Figure 132:	Oblique view of the Ancien deposit block model with theoretical optimised pit shell	210
Figure 133:	Oblique view of the Koula deposit block model with theoretical optimised pit shell	210
Figure 134:	Oblique view of the Agouti deposit block model with theoretical optimised pit shell	211
Figure 135:	Oblique view of the Boulder deposit block model with theoretical optimised pit shell	211
Figure 136:	Antenna deposit grade-tonnage curve	213
Figure 137:	Antenna deposit bench breakdown	213
Figure 138:	Ancien deposit grade-tonnage curve	214
Figure 139:	Ancien deposit bench breakdown	214
Figure 140:	Agouti deposit grade-tonnage curve	215
Figure 141:	Agouti deposit bench breakdown	215
Figure 142:	Boulder deposit grade-tonnage curve	216
Figure 143:	Boulder deposit bench breakdown	216
Figure 144:	Koula deposit grade-tonnage curve	217
Figure 145:	Koula deposit bench breakdown	217
Figure 146.	Plan of Agouti, with the location of the drill holes used for the geotechnical assessment	225
Figure 147.	Plan of Ancien, with the location of the drill holes used for the geotechnical assessment	225
Figure 148.	Plan of Antenna, with the location of the drill holes used for the geotechnical assessment	226
Figure 149.	Plan of Boulder, with the location of the drill holes used for the geotechnical assessment	226
Figure 150.	Plan of Koula, with the location of the drill holes used for the geotechnical assessment	227
Figure 151.	Stereonet plot generated in Dips 8.0 displaying all oriented structure data at Agouti (695 entries and 997 vectors from 18 drill holes)	228
Figure 152.	Stereonet plot generated in Dips 8.0 displaying all oriented structure data at Ancien (1223 entries and 1374 vectors from 45 drill holes)	229

Roxgold Report № R2021.001	XXIV

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 153.	Stereonet plot generated in Dips 8.0 displaying all oriented structure data at Antenna (1059 entries and 2106 vectors from 13 drill holes)	230
Figure 154.	Stereonet plot generated in Dips 8.0 displaying all oriented structure data at Boulder (268 entries and 353 vectors from seven drill holes)	231
Figure 155.	Stereonet plot generated in Dips 8.0 displaying all oriented structure data at Koula (599 entries and 882 vectors from 12 drill holes)	232
Figure 156.	Pit slope design elements, geometries, and terminology (source: Read & Stacey)	234
Figure 157.	Plan of Agouti, with the geotechnical domains	235
Figure 158.	Plan of Ancien, with the geotechnical domains	236
Figure 159.	Plan of Antenna, with the geotechnical domains	237
Figure 160.	Plan of Boulder, with the geotechnical domains	238
Figure 161.	Plan of Koula, with the geotechnical domains	239
Figure 162:	Nested Pit Shell Graph – Antenna	250
Figure 163:	Nested Pit Shell Graph – Agouti	250
Figure 164:	Nested Pit Shell Graph – Ancien	251
Figure 165:	Nested Pit Shell Graph – Boulder	251
Figure 166:	Nested Pit Shell Graph – Koula	252
Figure 167:	Antenna pit design – Stage 1 to 4	254
Figure 168:	Agouti pit design – Stage 1 to 3	255
Figure 169:	Ancien pit design – Stage 1 and 2	256
Figure 170:	Boulder pit design – Stage 1 to 3	257
Figure 171:	Koula pit design – Stage 1 and 2	258
Figure 172:	Illustrates the overall site layout, detailing the location of the individual waste dumps	259
Figure 173:	Proposed layout of the Séguéla Project. Infrastructure (e.g. haul roads) will be developed in a staged approach to support the production schedule	260
Figure 174:	LOM material movement by deposit	265
Figure 175:	LOM ore tonnes mined by deposit	266
Figure 176:	LOM mined ounces by deposit	266
Figure 177:	Séguéla Project process flow	273
Figure 178:	Proposed layout of the Séguéla Project. Infrastructure (e.g. haul roads) will be developed in a staged approach to support the production schedule.	284
Figure 179:	Electricity network in Côte d'Ivoire	295
Figure 180:	Grid connection schematic	296
Figure 181:	Séguéla Project area	307
Figure 182:	Dominant Wind Direction (Wind Rose) in the Project Area	311
Figure 183:	Main watersheds and hydrographic network of the project area	313
Figure 184:	Sub-watersheds in the project area	314
Figure 185:	Hydrological regime of the study area	315
Figure 186:	Location of surface water sampling points	316
Figure 187:	Fracturing map of the project area	321
Figure 188:	Fracture water level map and groundwater flow direction in the project area	322
Figure 189:	Spatial distribution of groundwater thickness in the project area	324
Figure 190:	Localisation des points d’échantillonnage des eaux souterraines	325
Figure 191:	Air Quality and Sound Level Measurement Points	329
Figure 192:	Map of soil units	332
Figure 193:	Distribution of the different sites sampled	334
Figure 194:	Map of the distribution of special status species (Antenna, Agouti, Boulder areas)	335
Figure 195:	Distribution of special status species (roads and Koula areas)	336
Figure 196:	Distribution of special status species (power lines areas)	337
Figure 197:	Distribution of observation points for the Fauna the study	339
Figure 198:	Estimated GHG emission profile for the Séguéla Gold Project, Côte d’Ivoire (source, Prizma 2021)	382
Figure 199:	Séguéla Feasibility Study production profile	400
Figure 200:	After-tax NPV5% sensitivities to key input parameters	408
Figure 201:	After-tax IRR sensitivity to key input parameters	408

Roxgold Report № R2021.001	XXV

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Tables

Table 1:	Séguéla Mineral Resource Statement Summary	6
Table 2:	Séguéla Mineral Reseves Estimate Summary	8
Table 3:	Séguéla Gold Project Feasibility Study Qualified Persons and contributing authors	17
Table 4:	Permis de Recherche Miniére No. 252, corner coordinates, UTM Zone 29P, WGS84	20
Table 5:	Permis de Recherche Miniére No. 638, corner coordinates, UTM Zone 29P, WGS84	20
Table 6:	Permis de’Exploitation No. 56, corner coordinates, UTM Zone 29P, WGS84	21
Table 7:	Permis de Recherche Miniére No. 638 (1st renewal), corner coordinates, UTM Zone 29P, WGS84	22
Table 8:	Côte d’Ivoire government royalty rates	23
Table 9:	Randgold exploration trenching results – Séguéla Project	29
Table 10:	Significant intercept results from RC drilling by Apollo (May 2014)	32
Table 11:	Further significant intercept results from RC drilling by Apollo (May 2014)	32
Table 12:	Antenna deposit – historical statement of Mineral Resources, 31 December 2017	35
Table 13:	Antenna deposit Mineral Resource estimate, 0.3 ppm Au cut-off (19 March 2019)	36
Table 14:	Séguéla Mineral Resource Statement Summary (14 April 2020)	36
Table 15:	Séguéla Mineral Resource Statement Summary (30 November 2020)	37
Table 16:	Summary of Newcrest drilling over the Séguéla Project 2016 and 2017	62
Table 17:	Summary of Roxgold Séguéla Project resource drilling	64
Table 18:	List of applied bulk density values – Séguéla Project	79
Table 19:	CRM list for Newcrest and Roxgold drilling and assaying	80
Table 20:	QC sample warnings and failures summary	81
Table 21:	Details of Samples Received	110
Table 22:	Details of Waste Samples Received	111
Table 23:	Details of Additional RC Chip Samples	111
Table 24:	Key results from the Antenna metallurgical testwork program	112
Table 25:	Details of the Antenna variability samples	113
Table 26:	Summary of the Antenna Bond Impact Crushing Work Index (CWi) results	114
Table 27:	Summary of the Antenna SMC testwork results	114
Table 28:	Summary of the Antenna Bond Abrasion (Ai) results	115
Table 29:	Summary of the Antenna Bond Rod Mill Work Index (RWi) results	115
Table 30:	Summary of the Antenna Bond Ball Mill Work Index (BWi) results	115
Table 31:	Summary of the Antenna head assay results	116
Table 32:	Antenna master composite cyanide leach and grind size variability testwork results	118
Table 33:	Summary of the Antenna variability gravity/cyanide leach testwork results	118
Table 34:	Summary of the Antenna flotation testwork results	119
Table 35:	Details of the Agouti master composite samples	120
Table 36:	Details of the Agouti variability samples	120
Table 37:	Summary of the Agouti Bond Abrasion Index (Ai) results	120
Table 38:	Summary of the Agouti Bond Rod Mill Work Index (RWi) results	121
Table 39:	Summary of the Agouti Bond Ball Mill Work Index (BWi) results	121
Table 40:	Summary of the Agouti head assay results	121
Table 41:	Summary of the Agouti variability gravity/cyanide leach testwork results	122
Table 42:	Details of the Boulder composite samples	123
Table 43:	Details of the Boulder variability samples	123
Table 44:	Summary of the Boulder Bond Abrasion (Ai) results	123
Table 45:	Summary of the Boulder Bond BAll Mill Work Index (BWi) results	124
Table 46:	Summary of the Boulder head assay results	124
Table 47:	Summary of the Boulder variability gravity/cyanide leach testwork results	125
Table 48:	Details of the Ancien composite samples	125
Table 49:	Details of the Ancien variability samples	126
Table 50:	Summary of the Ancien head assay results	126
Table 51:	Summary of the Ancien variability gravity/cyanide leach testwork results	126
Table 52:	Summary of the acid mine drainage (AMD) testwork results	127
Table 53:	A20721 Test Program Samples	128

Roxgold Report № R2021.001	XXVI

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 54:	A20721 Antenna Samples Head Assays	130
Table 55:	A20721 Other Pits Samples Head Assays	131
Table 56:	Impact Crushability Results (CWi in kWh /Mt)	131
Table 57:	Comminution Testwork Results	133
Table 58:	Antenna MC Gravity-Cyanidation Test Results (Grind and Cyanide Series)	133
Table 59:	Antenna MC Gravity-Cyanidation Tests Results (other Parameters)	135
Table 60:	Antenna Variability Samples Gravity – Cyanidation Tests Results (A20721)	136
Table 61:	Antenna MC Detoxification Results (SO2 – Air Method)	141
Table 62:	Oxygen Uptake Rate Results	141
Table 63:	Antenna MC Gravity Recoverable Gold	142
Table 64:	Antenna MC Dynamic Thickening Results	145
Table 65:	Test Program A21926 Samples	147
Table 66:	Test Program A21707 Master Composite Recipe	148
Table 67:	Selected Head Assays for Koula Composites	149
Table 68:	Koula Comminution Testwork Summary	150
Table 69:	Koula Master Composite Testwork Results for Gold	150
Table 70:	Koula Variability Testwork for Gold	151
Table 71:	Koula Master Composite Testwork Results for Silver	152
Table 72:	Koula Variability Testwork for Silver	152
Table 73:	Oxygen Uptake Rate Testwork for Master Composite (A21707 Program)	153
Table 74:	Gravity/Cyanide Leach Testwork for Master Composite (A21707 Program)	153
Table 75:	Process Design Criteria	157
Table 51:	Modelled geology and Block Model Assignment	161
Table 52:	Topographic surfaces – Séguéla Project	171
Table 53:	Summary statistics by estimation domain – Antenna Deposit	173
Table 54:	Summary statistics by estimation domain – Ancien Deposit	175
Table 55:	Summary statistics by estimation domain – Agouti Deposit	176
Table 56:	Summary statistics by estimation domain – Boulder Deposit	177
Table 57:	Summary statistics by estimation domain – Koula Deposit	178
Table 58:	Top-cuts applied for the Séguéla Project Mineral Resource estimation on a mineralised shape basis	179
Table 59:	Estimation and search parameters for estimation domains – Séguéla Project	187
Table 60:	Séguéla Project individual block model parameters	191
Table 61:	Séguéla Project individual block model attributes	192
Table 62:	Volume comparison between mineralisation solid wireframes and block model	192
Table 63:	Séguéla Mineral Resource Statement Summary	212
Table 64:	Previous Mineral Resource estimate for the Séguéla Project	219
Table 65:	Cut-off Grade Inputs	221
Table 66:	Calculated cut-off grade	221
Table 67:	Séguéla Ore Reserve Statement Summary	222
Table 68:	Length of drill core geotechnically logged by deposit	224
Table 69:	Typical design factor of safety (FoS) and probability of failure (PoF) acceptance criteria for open pit mining (Read and Stacey, 2009)	233
Table 70:	Slope design parameter recommendations for Agouti	236
Table 71:	Slope design parameter recommendations for Ancien	237
Table 72:	Slope design parameter recommendations for Antenna	238
Table 73:	Slope design parameter recommendations for Boulder	239
Table 74:	Slope design parameter recommendations for Koula	240
Table 75:	Weathering slope angles- Antenna	242
Table 76:	Weathering slope angles- Agouti	243
Table 77:	Weathering slope angles- Ancien	243
Table 78:	Weathering slope angles- Boulder	243
Table 79:	Weathering slope angles- Koula	243
Table 80:	Recovery and dilution factors	243
Table 81:	Operating Costs - Antenna	244
Table 82:	Bench Costs - Antenna	245

Roxgold Report № R2021.001	XXVII

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 83:	Operating Costs - Agouti	245
Table 84:	Bench Costs - Agouti	246
Table 85:	Operating Costs - Ancien	246
Table 86:	Bench Costs - Ancien	247
Table 87:	Operating Costs - Boulder	247
Table 88:	Bench Costs - Boulder	248
Table 89:	Operating Costs - Koula	248
Table 90:	Bench Costs - Koula	249
Table 91:	Optimisation results	249
Table 92:	Drill and Blast Assumptions	261
Table 93:	LOM Mining Equipment	263
Table 94:	LOM Manning Levels	264
Table 95:	LOM schedule summary	267
Table 96:	Summary of the plant design criteria	271
Table 97:	Statistical characteristics of annual rainfall (mm)	308
Table 98:	Statistical characteristics of monthly rainfall (mm)	309
Table 99:	Statistical characteristics of number of rainfall days	309
Table 100:	Statistical characteristics of the temperature (°C)	309
Table 101:	Average monthly humidity in %	309
Table 102:	Average monthly speed in m/s	310
Table 103:	Morphometric parameters of the sub-basins in the project area	314
Table 104:	Microbiological parameters of surface waters	317
Table 105:	Results of physico-chemical analyses of surface waters	318
Table 106:	Groundwater collection infrastructures by locality in August 2019	323
Table 107:	Groundwater quality at testing sites	327
Table 108:	Coordinates of air quality and noise sampling points	329
Table 109:	Average concentration of dust particles	330
Table 110:	Average concentration of air pollutants	331
Table 111:	Comparison of average noise levels with SFI standards	331
Table 112:	Distribution of Population by Location	340
Table 113:	Electricity coverage in the Department of Séguéla	342
Table 114:	Distribution of Persons Identified by Category in the Project Right-of-Way	349
Table 115:	Distribution of land area by lineage and locality	349
Table 116:	Distribution by crop, lineage, and village	349
Table 117:	Roxgold land acquisition and involuntary resettlement framework	359
Table 118:	ASM approaches and management tools (ICMM-IFC; 2008)	365
Table 119:	Séguéla Project closure actions	373
Table 120:	Closure activities unit costs	376
Table 121:	Closure and post-closure costs	376
Table 122:	Key social issues	380
Table 123:	Cost estimate contributions	383
Table 124:	Summary of development capital costs	385
Table 125:	Mining pre-production capital costs	385
Table 126:	Process pre-production capital costs	387
Table 127:	Infrastructure and environment pre-production capital costs	388
Table 128:	Estimated annual sustaining capital costs	390
Table 129:	Mining sustaining capital costs	391
Table 130:	Life of mine operating cash costs	392
Table 131:	Life of mine operating cost estimate	393
Table 132:	Life of mine mining operating cost	394
Table 133:	Life of mine process operating cost	395
Table 134:	Life of mine general and administration operating costs	395
Table 135:	Feasibility study project economic summary	397
Table 136:	Key economic assumptions	398
Table 137:	Mine production and mill feed schedule	400

Roxgold Report № R2021.001	XXVIII

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 138:	Life of Mine All-In Sustaining Cost and All-In Cost	402
Table 139:	Government royalty	403
Table 140:	Feasibility study cash flow estimate	406
Table 141:	After-tax NPV (for Roxgold’s 90% interest) sensitivity to discount rate and gold price	407
Table 142:	After-tax IRR sensitivity to gold price	407
Table 143:	After-tax NPV5% sensitivity to capital costs and operating costs	407

Roxgold Report № R2021.001	XXIX

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

1	Summary

1.1	Introduction

Roxgold Inc. (“Roxgold”, the “Company” or the “Issuer”) has compiled a Technical Report on the Séguéla Property (“Séguéla”, the “Project”, the “Séguéla Property”, the “Séguéla Gold Project” or the “Séguéla Project”) in the Worodougou Region of the Woroba District, Côte d’Ivoire. This Technical Report is prepared in accordance with the reporting requirements set forth in National Instrument 43 101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), Companion Policy 43-101CP, and Form 43-101F1.

1.2	Property Description, Location and Access

The Séguéla Gold Project is located approximately 500 km from Abidjan, via major highways to Séguéla. From Séguéla, the property’s Antenna, Ancien, Agouti, Boulder and Koula deposits are accessed via 40 km of unsealed roads. The Séguéla Gold Project covers an area of 35,360 hectares, defined by two exploration permits (Permis de Recherche Miniére No. 252 and Permis de Recherche Miniére No. 638).

Permis de Recherche Miniére No. 252 has received its second renewal and is due to expire on December 17, 2021. The Antenna, Ancien, Koula, Agouti and Boulder deposits are located on this permit.

Permis de Recherche Miniére No. 638 is a three-year permit due to expire 18 October 2023, which surrounds Permis de Recherche Miniére No. 252.

Provided minimum expenditure requirements are met, Mineral Exploration Permits in Côte d’Ivoire are subject to automatic grants of renewal applications for two terms of three years each, and a special third term of no more than two years.

Ivorian Mineral Exploration Permits, within their boundaries, entitle the holder exclusive rights to explore for the nominated mineral commodities specified (in this case, gold), as well as encumbrance- free disposal of materials extracted during exploration process.

In addition to the Environmental Permit obtained on 22 September 2020, the Exploitation Permit (Permis d’Exploitation No. 56) was granted by the Council of Ministers on 9 December 2020, and signed as a decree by the President of Côte d’Ivoire (Decree No.2020-960 dated 9 December, 2020 on gold exploitation permit in Séguéla department). This permit covers an area of 353.6 km2 and is valid for 10 years, with opportunities to renew as further growth and expansion is proven.

The Séguéla Gold Project is accessible year-round by road vehicle. Bituminised national highways of variable quality facilitate transport between Abidjan, Yamoussoukro, and the nearest major town to the Property; Séguéla (population c. 65,000). From Séguéla, unsealed roads provide access to the Séguéla Gold Project through the minor village of Fouio (population c. 3,000).

The Séguéla Gold Project is located within a tropical savannah climatic region on the southern margin of the Sahel Savannah. This climatic zone is typified by high average temperatures, and a distinct wet season and dry season. The average annual temperature for Séguéla is 25.3°C, with an annual average rainfall of 1,268 mm. August and September are the wettest months of the year. Temperatures do not vary greatly over the course of the year, with average monthly temperatures ranging from 23.5°C in August, to 26.9°C in March. Minima and maxima vary more, but not in the extreme, with August’s minimum and maximum temperatures being 19.5°C and 27.6°C respectively, while February shows the greatest range from 19.5°C to 33.4°C.

Roxgold Report № R2021.001	1

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

The Séguéla Gold Project occurs in a region of low forested hills, with elevations averaging 347 m above sea level. The vegetation of the region is tropical savannah woodland. The area surrounding and covering the Séguéla Gold Project is extensively cropped for cashews, and to a lesser extent, cacao.

The Séguéla Gold Project contains a 40-person exploration camp proximal to the Antenna deposit and is serviced by electrical power mains from the National Grid. Water is drawn via on-site bores with potable water available from an on-site reverse osmosis plant. Food supplies are freighted by road from Yamoussoukro; approximately 270 km.

1.3	History

The Séguéla permit (Permis de Recherche Miniére No. 252) was granted to local Ivorian company, Geoservices CI in February 2012. The Property was subsequently transferred to a local Ivorian joint venture company, Mont Fouimba Resource in late 2012. Transferral of the permit then occurred in 2013 to Apollo Consolidated Ltd (“Apollo”); an exploration company listed on the Australian Securities Exchange (code: AOP), which was the 51% shareholder in Mont Fouimba, with Geoservices CI holding the remaining 49%. In February 2016, Apollo announced the signing of an Option to Purchase Agreement by Newcrest Mining Ltd (“Newcrest”), for the Séguéla Project. In February 2017, the permit was subsequently transferred to LGL Exploration CI S.A; a wholly owned subsidiary of Newcrest. In April 2019, the Issuer acquired the Séguéla Project from Newcrest through the acquisition of LGL Exploration CI S.A. Newcrest acquired the adjacent permit (Permis de Recherche Miniére No. 638) to Séguéla permit (Permis de Recherche Miniére No. 252) on 19 October 2016. This was also acquired by the Issuer in April 2019.

Throughout this period, there have been two renewals of the Séguéla permit (Permis de Recherche Miniére No. 252), with the permit due to expire on 17 December 2021.

Prior to this period, there is evidence to suggest that the ground contained within permit no. 252 was held by Randgold Resources (“Randgold”), with press releases from Apollo referring to trenching completed by Randgold over the Gabbro, Porphyry and Agouti prospects within the current permit limits.

1.4	Geology Setting, Mineralisation and Deposit Types

The Séguéla Property is situated within the Paleoproterozoic (“Birimian”) Baoule-Mossi Domain of the West African Craton. Two cycles of volcanism/sedimentation are recognised within the Birimian rocks of the Baoule-Mossi Domain; each followed by a period of orogenesis, and together described as the Eburnian Orogeny which is dated c. 2.19–2.08 Ga. Rocks of the Baoule-Mossi Domain are primarily polyphase granitoids, and volcano-sedimentary sequences forming granite-greenstone terranes. The first cycle of sedimentation and orogenesis (“Eburnian 1”) is described by the accumulation of volcanic and volcaniclastic rocks; then subsequently intruded by early stage granitoids. Following a period of uplift and erosion, the Eburnian 2 cycle is described by the filling of intra-montaine basins with predominantly arenaceous sediments of the Tarkwaian Series.

The Antenna deposit occurs within a greenstone package deposited during Eburnian 1, that comprises (west to east) an ultramafic hangingwall, which is in presumed fault contact with an interlayered package of felsic volcaniclastic rocks and flow banded rhyolitic units, which are then in contact with a mafic (basaltic) footwall unit. The faulted contacts between the mafic/ultramafic units and the felsic assemblage converge to the south of the deposit forming a wedge shape to the felsic package.

Roxgold Report № R2021.001	2

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

The Antenna gold deposit is considered to be an orogenic lode-style gold system, hosted by a brittle- ductile quartz-albite vein stockwork predominantly contained within flow banded rhyolite units. The stockwork lode varies in width roughly in proportion with the widths of the rhyolitic units which host it (approximately 3–40 m) and extends over a strike length of approximately 1,350 m. Stockwork veins which host mineralisation show two principal orientations; steep east-dipping and steep west-dipping. Veins in the steep west-dipping orientation range from being ptygmatically folded to undeformed, while veins in the east-dipping direction may be variably boudinaged to undeformed. This evidence suggests syn-deformational emplacement of the vein sets during west and east movement along the main fault structures within the region. Mineralisation occurs as free gold, associated with pyrite and pyrrhotite. Alteration assemblages associated with this mineralisation assemblage vary from proximal intense silica – albite ± biotite ± chlorite alteration, through medial silica-albite-sericite ± chlorite assemblages, to more distal sericite-carbonate (ankerite/calcite) and carbonate-magnetite assemblages. Pyrite is the dominant sulphide associated with higher-grade mineralisation within proximal alteration zones, while sulphide mineralogy is pyrrhotite dominated in medial and distal assemblages and is associated with lower grade gold mineralisation.

The Ancien deposit is associated with an interpreted D2 sinistral shear zone, informally labelled the Ancien Shear, within the East Domain and comprises (from west to east) a chloritic pillow basalt footwall overlain by a foliated/sheared tholeiitic basalt unit, which is in turn overlain by a second chloritic pillow basalt hangingwall unit which is gradational into a coarser grained porphyritic basalt unit. Generally narrow quartz-feldspar-biotite porphyries crosscut and intrude all other lithologies and are interpreted as late intrusives.

The Koula deposit is situated within the same package of mafic rocks as the Ancien deposit, which is informally labelled as the Ancien-Koula corridor. Koula is similarly hosted within a strongly foliated/sheared thoeliitic basalt unit within a broader sequence of pillow basalt.

At both the Ancien and Koula deposits significant mineralization is restricted to the more reactive and competent tholeiitic basalt unit and is best developed in zones of strong brittle-ductile brecciation and shearing, with selective sericite+/-silica alteration and intense quartz and quartz-carbonate veining. Mineralization occurs as free gold, predominantly as small grains within microfractured milky-white quartz veins and associated with pyrite and lesser pyrrhotite at Ancien, that trends to being more pyrrhotite dominant at Koula. Generally lower grade mineralization is also developed at the margins of felsic porphyries that intrude the tholeiitic basalt, and in zones of increased brecciation and veining within these porphyries.

The Boulder and Agouti prospects are both located within a distinct northerly-trending litho-structural corridor that extends from Boulder in the south to Gabbro in the north. Regional mapping has defined a broad package of pillow basalts and intercalated basaltic sediments, flanked to the west by a discontinuous gabbro unit and regionally extensive doleritic sequence. The basaltic units are extensively intruded by quartz-feldspar-biotite porphyritic felsic intrusives.

Gold mineralization at the Boulder and Agouti prospects is associated with strongly foliated or mylonitized, quartz/quartz-carbonate veined basalt and the margins of the felsic intrusives. Generally lower grade mineralization occurs internal to the felsic intrusives where they are brecciated or extensively veined. The highest gold grades generally correlate with the intersection of NNE and NW- trending structures. Mineralization occurs as free gold within a network of milky white quartz veins and associated with foliation or quartz/quartz-carbonate vein-controlled pyrite and minor pyrrhotite.

Roxgold Report № R2021.001	3

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

1.5	Exploration and Drilling

Exploration at the Séguéla Gold Project has been undertaken by Randgold (pre-2012), Apollo (2012– 2016), Newcrest (2016–2017) and Roxgold (2019 onwards).

This previous exploration activities included construction of a 40-person exploration camp and core storage/logging facilities, geological mapping, purchase and interpretation of aeromagnetic data, soil, trench, and artisanal dump sampling, aircore (“AC”) and reverse circulation (“RC”) drilling.

As of the effective date of the Séguéla Technical Report, Roxgold has completed 121,272 metres of RC and diamond drilling (“DD”) since the acquisition of the Séguéla Project in April 2019 from Newcrest.

Since the acquisition of the project in April 2019, Roxgold has completed reconnaissance AC and RC drilling at Ancien, Agouti, Boulder, Bouti, Elephant, Folly, P1, P3, Kwenko West, Gabbro, Porphyry, Rollier, Sunbird and resource definition (RC and DD) drilling at the Antenna, Ancien, Agouti, Boulder, and Koula deposits. Xcalibur Airborne Geophysics Pty Ltd of South Africa conducted an aeromagnetic survey across the project in December 2019 and January 2020, with the results used to further enhance the prospectivity mapping and structural understanding of the mineralization controls.

At the time of Roxgold’s acquisition in April 2019, 28 prospects were identified from historic geochemistry and geophysical surveys with exploration activities actively testing 6 of these in 2019. Exploration activities including geological mapping, collection and interpretation of aeromagnetic data, soil, trench and artisanal dump sampling, AC, RC, DD and RC with a diamond core tail drilling are continuing to advance the remaining prospects, with ongoing exploration and target generation activities continually identifying additional prospects such that at least 30 targets require additional follow-up exploration.

1.6	Sampling, Analysis and Data Verification

A qualified person who authored the Séguéla Technical Report verified the data disclosed therein, which, among other things, underpins the disclosure of the Mineral Resource estimate contained in the Séguéla Technical Report and is of the opinion that data collection and verification procedures adequately support the integrity of the database. Verification was made through the on-site assessment of the data collection facilities at Séguéla, discussions held with the geologists responsible for monitoring of the drilling activities, review of sampling and data capture procedures, discussions with the data management staff responsible for the integrity of the digitally stored data, and validation of the relational database supplied for use in Mineral Resource estimation.

1.7	Mineral Processing and Metallurgical Testing

Previous owner, Newcrest, conducted a round of Leachwell assay test work on 61 samples from drillhole SGDD001 in 2018. Comparison of the Leachwell tests to fire assays for the samples set (four- hour bottle roll used for leach testing of a nominal 1 kg sample) demonstrated a near 1:1 correlation of results. This was used to conclude that the material is non-refractory, and therefore amenable to standard carbon-in-leach (“CIL”) treatment for extraction.

Roxgold supervised the metallurgical testing work completed by ALS Metallurgy assay lab in Perth, Australia on representative samples from the Antenna, Agouti, Boulder, Ancien, and Koula deposits in 2019 to 2021. Five test work programs were performed: (1) A19864 conducted between April and June 2019; (2) A20661 conducted between December 2019 and January 2020; (3) A20721 conducted between February and July 2020; (4) A21926 conducted between January and February 2021; and (5) A21707 conducted also between January and February 2021.

Roxgold Report № R2021.001	4

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

As the Antenna deposit hosts the majority of the Séguéla Gold Project’s Mineral Resource and it forms the majority of mill feed ore projected to be utilized in the feasibility study, it was examined more comprehensively and represents the basis for the mineral processing design criteria. Satellite deposits in the form of Agouti, Boulder, Ancien and Koula were also tested throughout the five programs for confirmation purposes. Test work included comminution test work, head assays, mineralogical analysis, grind establishment test work, gravity gold recovery and cyanide leach test work, flotation test work, carbon adsorption test work, oxygen uptake test work, preg-robbing test work, cyanide detox test work, sedimentation and rheology test work, and acid mine drainage test work.

Samples tested were reasonably competent with average Bond Rod and Ball Mill Work Indices of 21.8kWh/t and 19.7 kWh/t respectively, being amenable to a simple comminution circuit design.

The test work showed that leaching is substantially complete within 24 hours and there is no apparent preg-robbing or refractory characteristics in the ores tested. Furthermore, it showed a fast-initial leaching rate with more than 80% of the stage extraction completed within the first 2 hours of cyanidation. The highest gold recovery was achieved for tests incorporating gravity recovery and elevated dissolved oxygen levels for the duration of the leach.

The ore tested across all deposits exhibited a degree of grind sensitivity with an optimal grind size of 75 micron being confirmed for all extraction test work. The results of that program, were very encouraging, indicating free milling of the ore with good leach kinetics and overall recoveries averaging 94.5%.

As such, based on the test work to date, a flowsheet featuring single stage SAG grinding followed by gravity concentration and cyanidation of the gravity tailings has been adopted. Roxgold believes that with the process plant and recovery methods described in the Séguéla Technical Report, an average project gold recovery of 94.5% at the life-of-mine average grade of 2.8 g/t. can be expected.

1.8	Mineral Resource Estimates

Roxgold has completed Mineral Resource estimates for the Antenna, Ancien, Agouti, Boulder and Koula deposits based on the drill hole data available to 31 March 2021. The reported Koula Mineral Resource is an update to the maiden Inferred Mineral Resource reported on November 30, 2020. No changes are reported for the Antenna, Agouti, Boulder and Ancien deposit Mineral Resources reported on November 30, 2020.

Roxgold Report № R2021.001	5

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 1:	Séguéla Mineral Resource Statement Summary

Séguéla Mineral Resource effective as at 31 March 2021

	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes (Mt)	Grade (g/t Au)	Metal (000 oz)	Tonnes (Mt)	Grade (g/t Au)	Metal (000 oz)	Tonnes (Mt)	Grade (g/t Au)	Metal (000 oz)	Tonnes (Mt)	Grade (g/t Au)	Metal (000 oz)
Antenna	-	-	-	8.2	2.2	586	8.2	2.2	586	1.1	1.9	69
Ancien	-	-	-	1.4	5.4	250	1.4	5.4	250	0.0	10.6	11
Agouti	-	-	-	1.4	2.4	111	1.4	2.4	111	0.1	1.8	6
Boulder	-	-	-	1.7	1.7	97	1.7	1.7	97	0.1	1.2	3
Koula	-	-	-	1.2	7.4	285	1.2	7.4	285	0.2	3.0	14
Total	-	-	-	14.0	3.0	1,328	14.0	3.0	1,328	1.5	2.2	104

Notes:

(1)  Mineral Resources are reported in accordance with NI 43-101 with an effective date of 31 March 2021, for the Séguéla Gold Project.

(2)  The Séguéla Mineral Resources are reported on a 100% basis at a gold grade cut-off of 0.3g/t Au for Antenna and 0.5g/t gold (“Au”) for the satellite deposits, based on a gold price of $1,700/ounce and constrained to MII preliminary pit shells.

(3)  The identified Mineral Resources in the block model are classified according to the “CIM” definitions for the Measured, Indicated, and Inferred categories. The Mineral Resources are reported in situ without modifying factors applied.

(4)  The Séguéla Mineral Resource Statement was prepared under the supervision of Mr. Hans Andersen, Senior Resource Geologist at Roxgold Inc. Mr. Andersen is a Qualified Person as defined in NI 43-101.

(5) All figures have been rounded to reflect the relative accuracy of the estimates and totals may not add due to rounding.

(6) Mineral Resources that are not Mineral Reserves do not necessarily demonstrate economic viability.

(7) Mineral Resources are reported inclusive of Mineral Reserves

(8) The Séguéla Gold Project is subject to a 10% carried interest held by the government of Cote d’Ivoire

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues.

The Mineral Resource estimate incorporates data from all RC and DD holes to date comprising 125,510 metres in 910 drillholes targeting Antenna, Ancien, Agouti, Boulder, and Koula. A total of 216 RC and DD drill holes (32,263 metres) define the Antenna deposit on a drill hole spacing that ranges from 20 metres to 100 metres apart along a strike extent of 1,700 metres. A total of 144 RC and DD drill holes (24,877 metres) define the Ancien deposit on a drill hole spacing that ranges from 25 metres to 50 metres apart along a strike extent of 500 metres, which remains open along strike to the south and at depth. A total of 145 RC and DD drill holes (23,397 metres) define the Koula deposit on a drill hole spacing that ranges from 25 metres to 100 metres apart along a strike extent of 600 metres. The Koula deposit remains open along strike to the south and at depth, similar to the Ancien deposit.

The Agouti deposit covers three main zones defined by a total of 216 RC and DD holes (23,208 metres) on a drill hole spacing that ranges from 25 metres to 50 metres apart along a strike extent of 1.3 kilometres. The Boulder deposit is defined by a total of 189 RC and DD holes (21,765 metres) on a drill hole spacing that ranges from 25 metres to 50 metres apart along a strike extent of 1.1 kilometres. Both the Boulder and Agouti deposits remain open along strike and depth.

Roxgold Report № R2021.001	6

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

The Ancien, Agouti, Boulder and Koula Mineral Resource models were developed using Leapfrog Geo and Micromine software. Antenna’s Mineral Resource model was developed using Geovia’s Surpac software. All gold assays from drillholes were composited to 1.0-meter intervals within the mineralised wireframes at Antenna, Agouti, Ancien, Boulder and Koula deposits. Top-cuts were applied to individual domains based on the analysis of gold grade outliers within the statistical data populations and ranged between 1.5 g/t to 80.0 g/t Au.

Geostatistical exploratory data analysis, variogram modelling and Mineral Resource model validation was conducted using Snowden Supervisor software.

The Mineral Resource model gold grades were estimated using a combination of Ordinary Kriging and Inverse Distance methods using a multiple pass approach to inform the mineral resource model. The grade estimates are validated visually by sectional comparison and through statistical approaches that encompass traditional validation methods, such as Swath plots comparing composite and block model values for each deposit.

Mineral resource models and drill hole data at the Séguéla Project utilise the WGS84 (Zone 29N) coordinate system. Block model parameters are shown in Table 85 and the list of attributes within the models are shown in Table 86. The Antenna block model used a parent cell size of 5 m x 10 m x 5 m (XYZ) with standard sub-celling to 1.25 m x 2.5 m x 1.25 m, while the satellite deposits used a parent cell ranging between 5-25 m in the respective XYZ axis to provide sufficient volume resolution to the modelled mineralisation lodes.

Density values were assigned to the Mineral Resource models based on ascribed oxidisation state and lithological unit, with mineralisation being assigned the density of its predominant host. A density of 1.2 to 1.8 t/m3 was assigned to transported and alluvial sediments, with a range of 1.8 to 2.2 t/m3 assigned to the oxidised weathered profile and a range of 2.67 to 3.20 t/m3 assigned to fresh rock lithologies.

On 31 March 2021, Séguéla Mineral Resources were reported constrained by preliminary pit optimisations generated in Micromine to satisfy the definition of Mineral Resources having reasonable prospects for eventual economic extraction, and are based on the following parameters:

•	Assumed gold price of $1,700 per troy ounce

•	Assumed mining recovery of 90% and mining dilution of 10%

•	Assumed processing recovery of 94.5%

•	Overall slope angle of 52° to 58° for Antenna, 54° for Agouti, 55° for Ancien, 54° to 57° for Koula and 57° for Boulder

•	Assumed mining costs of $1.97 per tonne for Antenna and $2.28 per tonne for the satellite deposits

•	Assumed total processing costs (including G&A) of $21.64 per tonne

•	Assumed total selling costs (includes state and third-party royalties) of $121.60/oz

The Mineral Resource models were classified into Indicated and Inferred Mineral Resource categories based on analysis of the following criteria; number of samples informing the estimate, sample spacing, average sample distance, kriging efficiency and slope of regression outputs, drill hole and sample QAQC thresholds and geological confidence in modelled interpretations, grade continuity and level of geological understanding at each deposit.

Roxgold Report № R2021.001	7

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

1.9	Mineral Reserves Estimates

The Mineral Reserve estimate was prepared as of 31 March 2021 and is consistent with the CIM Definition Standards for Mineral Resources and Mineral Reserves reporting. The Mineral Reserve estimate is stated at a $1,500 per ounce gold price and based on the Mineral Resource block models.

Mineral Reserves for the Séguéla Gold Project are based on conversion of Indicated Mineral Resources to Probable Mineral Reserves within the final pit designs constrained to an ultimate pit shell generated from open pit optimizations at a $1,500 per ounce gold price with the incorporation of appropriate mining recovery and mining dilution estimations. No Measured Mineral Resources that would have been converted to Proven Mineral Reserves were part of the Mineral Resource model for any of the deposits. Inferred Mineral Resources were not included in the Mineral Reserves estimate. Where Inferred Mineral Resources existed within the final pit design, they were assigned a null Au grade and was classified as waste in the pit optimisation process.

Table 2 summarizes the open pit Mineral Reserve estimate for the Séguéla Gold Project that includes the Antenna, Koula, Ancien, Agouti and Boulder deposits.

Table 2:	Séguéla Mineral Reseves Estimate Summary

Séguéla Mineral Reserve effective as of 31 March 2021

	Proven			Probable			Proven + Probable
	Tonnes (Mt)	Grade (g/t Au)	Metal (000 oz)	Tonnes (Mt)	Grade (g/t Au)	Metal (000 oz)	Tonnes (Mt)	Grade (g/t Au)	Metal (000 oz)
Antenna	-	-	-	7.2	2.1	482	7.2	2.1	482
Koula	-	-	-	1.2	6.5	243	1.2	6.5	243
Ancien	-	-	-	1.3	4.9	211	1.3	4.9	211
Agouti	-	-	-	1.2	2.2	88	1.2	2.2	88
Boulder	-	-	-	1.1	1.8	64	1.1	1.8	64
Total	-	-	-	12.1	2.8	1,088	12.1	2.8	1,088

Notes:

1.	Mineral Reserves are reported in accordance with NI 43-101 with an effective date of 31 March 2021, for Séguéla.
2.	The Séguéla Mineral Reserves are reported on a 100% basis at an incremental gold grade cut-off of 0.54 g/t Au for Antenna, 0.55 g/t Au for Agouti, 0.55 g/t Au for Boulder, 0.56 g/t Au for Koula and 0.56 g/t Au for Ancien deposits based on a gold price of $1,500/ounce, constrained to optimization pit shells and only Proven and Probable categories reported within the final pit designs.
3.	The Mineral Reserves pit design were completed based on overall slope angle recommendations of between 37° and 57° for Antenna, Koula and Agouti deposits from oxide to fresh weathering profiles, between 34° and 56° for Ancien deposit from oxide to fresh weathering profiles and 37° and 60° for Boulder deposit from oxide to fresh weathering profiles.
4.	The Mineral Reserves are reported with modifying factors of 15% mining dilution and 90% Mining recovery applied.
5.	Mineral Reserves reported based on each open pit deposit demonstrating economic viability.
6.	The identified Mineral Reserves in the block model are classified according to the "CIM" definitions for the Proven and Probable categories.
7.	The Séguéla Mineral Reserves Statement was prepared under the supervision of Mr. Shane McLeay, Principal Mining Engineer at Entech Pty Ltd. Mr. McLeay is a Qualified Person as defined in NI 43-101.
8.	All figures have been rounded to reflect the relative accuracy of the estimates and totals may not add due to rounding.
9.	The Séguéla Gold Project is subject to a 10% carried interest held by the government of Cote d'Ivoire.

Roxgold is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that could potentially affect this Mineral Reserve estimate. The reported Mineral Reserve may be affected by future study assessments of mining, processing, environmental, permitting, taxation, socio-economic and other factors.

Roxgold Report № R2021.001	8

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

1.10	Mining Methods

A geotechnical study was completed on the Séguéla Gold Project by Entech. The study provided details on pit slope recommendations for the different weathering zones, material type and orientations for each deposit of the Séguéla Gold Project. Outcomes and recommendations from the study translated into inputs for the open pit optimization and mine design phases.

Input mining unit rates for open pit optimization was generated from two cost models built up from first principles, a contractor cost model generated from reputable West African Mining Contractors request for quotation (“RFQ”) submissions, and an owner operator cost model generated by Entech utilising their West African database and benchmarked against contractors RFQ submissions.

Mine designs were generated for each deposit utilising the selected optimum pit shells as a guide incorporating geotechnical parameters, minimum mining dimensions and mining equipment considerations. Designs included bench by bench convention and ramps from the crest to the bottom of the pit with waste dumps designed adjacent to the planned open pit voids to minimise haulage distances.

The Séguéla Gold Project will consist of the simultaneous exploitation of the Antenna deposit and the satellite deposits at Koula, Ancien, Agouti, and Boulder. The overall strategy is to have production from these satellite deposits complement the production from Antenna.

A conventional open pit mining method will be utilized for the Séguéla Gold Project with no free digging assumed for any of the weathering zones. All material will be mined via drilling and blasting activities, followed by conventional truck and shovel operations within the pits for movements of ore and waste material. Mining of benches is proposed using 5.0 m benches done in two 2.5 m flitches.

Mining operations will occur year-round with Roxgold engaging a mining contractor for initial operations, before switching to an owner mining arrangement after 3.5 years. A common pool of equipment will be used and scheduled across all active pits so that movement between the pits is minimized and consumables and spare parts are shared within the fleet.

A total of fourteen mining stages were designed and scheduled for the Séguéla Gold Project, consisting of individual pits or pit stages within a final pit design. Consideration for pit stages was for planning and scheduling practicality purposes. The schedule utilizes the pit and phase designs and stockpiling strategy to fill the mill at 1.25 million tonnes per annum (“Mtpa”) initially and then increasing to 1.57 Mtpa in year 3.

The mine schedule delivers 12.1 Mt of ore grading 2.8g/t gold to the mill over a nine-year mine life, including three months of pre-production.

1.11	Processing and Recovery Operations

The feasibility study in the Séguéla Technical Report contemplates a single stage primary crush/SAG milling comminution circuit where the ore will be drawn from the ROM bin via an apron feeder, scalped via a vibrating grizzly with the undersize reporting directly to the discharge conveyor and the oversize reporting to a primary jaw crusher for further size reduction. All crushed and scalped material will by conveyed to a surge bin. Crushed ore and water will be fed to the mill.

The mill will operate in closed circuit with hydrocyclones, with cyclone underflow reporting to the mill feed. A portion of the cyclone underflow slurry will be fed to the gravity circuit for recovery of gravity gold. The gravity concentrator tailings will flow to the cyclone feed hopper, while the gravity concentrate will report to an intensive leach circuit. Gold in solution will be recovered in a dedicated electrowinning system.

Roxgold Report № R2021.001	9

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Screened cyclone overflow will be thickened prior to the CIL circuit. Loaded carbon drawn from the CIL circuit will be stripped by the split AARL method. The resultant gold in solution will be recovered by electrowinning. Recovered gold from the cathodes will be filtered, dried, and smelted in a furnace to doré bars.

The feasibility study assumes a forecast gold recovery rate of 94.5% for the life of the production plan.

A gold price of $1,600/oz based on analyst consensus was used for the economic analysis.

The Séguéla Gold Project is expected to produce gold doré which is readily marketable on an 'ex- works' or 'delivered' basis to several refineries in Europe and Africa. There are no indications of the presence of penalty elements that may impact the price or render the product unsalable.

Payment terms are widely available in the public domain and vary little from refinery to refinery.

1.12	Infrastructure, Permitting and Compliance Activities

The tailings system will comprise of two parallel tailings lines and associated tailings pumps. The tailings storage facility (“TSF”) will comprise a side-valley storage formed by two multi-zoned earth-fill embankments, designed to accommodate 13.0 Mt of tailings, and built utilising the downstream construction methodology. The TSF will be designed to comply to ANCOLD (2019) guidelines and will include a HDPE geomembrane liner.

A water storage dam supplied with runoff water, mine dewatering and underground water will be the main collection and storage pond for clean raw and process water.

The envisioned power supply is through a connection to the Côte d’Ivoire electricity grid by a 2,400 m tee into the 90kV powerline from the Laboa to Séguéla substation. The Séguéla substation is fed via an existing 90kV transmission line from the 225/90kV Laboa substation. The Laboa substation is part of a 225kV ring main system around the country where various sources of generation are connected and, being a large ring main, offers a great deal of redundancy at 225kV. The grid supply from Côte d’Ivoire is, by world standards, economically priced and much more financially favourable than other options including self-generation as the tariff is based on a mix of hydro and thermal generation with a large portion of hydro.

The Séguéla Gold Project’s peak total greenhouse gas (“GHG”) emissions is projected at 67,676 tCO2e. Based on fuel and energy consumption and the total production of gold, the Séguéla Gold Project’s energy and GHG emission intensities are estimated at 4.39 GJ/oz and 0.58 tCO2e/oz, respectively.

The primary environmental approval required to develop the Séguéla Gold Project is decreed by the Ivorian Environment Minister and is necessary for the issuance of the mining license. Roxgold has contracted the consulting firm CECAF to undertake the project baseline studies and compile the environmental and social impact assessment (“ESIA”) required to obtain the environmental decree. The ESIA identifies the potential social and environmental impacts of the development of the project and proposed mitigation measures. Part of the ESIA, a conceptual resettlement action plan has been developed for any physical or economic displacement of people or communities as a result of the project’s development as well as a conceptual mine closure plan.

Following environmental and social studies, public consultations, and governmental examination, the ESIA for the Séguéla Gold Project has been approved by the Ministry of Environment and Sustainable Development by decree signed on September 22, 2020 (Decree No.00261 dated September 22, 2020, on ESIA approbation for the exploitation of a gold mine in Séguéla department). This decree allows the project to be built and exploited in accordance to the conditions listed into the environmental permit application file and the decree.

Roxgold Report № R2021.001	10

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Currently, there is no permanent artisanal (“ASM”) settlement on the identified deposits or nearby, with the presence of only few hundred ASM miners from time to time in the project area. The ASM activities can be characterized as being unauthorized, dispersed, intermittent and not mechanized for the exploitation of the deposits. Because of the implementation of a stakeholder management plan ensuring a good relationship between the company and the local authorities, village leaders, landowners, plus regular monitoring of the land occupancy on the exploration sites and the intervention of the authorities to avoid the establishment of organized ASM, the ASM activities in the project area can be qualified as being controlled.

The conceptual closure plan presented in the ESIA assumes the mine areas will be reclaimed to a safe and environmentally sound condition consistent with closure commitments developed in compliance with the national practices and regulations, and consistent with IFC and other guidelines.

At the end of 2020, in addition of the Environmental Permit, the Exploitation Permit was granted by the Council of Ministers on December 9, 2020, and signed as a decree by the President of Côte d’Ivoire (Decree No.2020-960 dated December 9, 2020 on gold exploitation permit in Séguéla department). This permit covers an area of 353.6 km2 and is valid for 10 years, with opportunities to renew as further growth and expansion is proven.

1.13	Capital and Operating Costs

The capital required to develop Séguéla Gold Project is estimated to be $142 million (including $8 million contingency) with an additional $173 million of sustaining capital and $11 million of closure costs over the nine-year mine life. The mining pre-production capital relates to mining activities, plant and infrastructure construction activities and owners team assembly prior to first material being delivered to the processing facility, where 315,000 tonnes of ore and 625,000 tonnes of waste are mined in order to establish a reasonable stockpile ahead of processing operations commencing. All contractor mobilization and setup costs are included in the pre-production capital allowance.

The processing plant capital relates to a facility with a nominal hard rock throughput of 1.25 Mtpa and compliant with other key process design criteria summarized in Section 17. The capital cost estimate is based on a fixed sum engineering, procurement and construction (“EPC”) implementation approach and horizontal (discipline based) construction contract packaging. The EPC costs originate from a firm price from a reputable, experienced EPC contractor selected via a competitive tendering process. These costs include the procurement of equipment, materials and services to construct the complete process plant on a fixed cost basis as defined by the EPC scope of work.

The infrastructure pre-production cost includes site roads, utilities, buildings, mobile equipment, electrical distribution, tailings management facility, and water storage dam. The sustainability pre- production cost includes land compensation, livelihood restoration, and COVID-19 management and medical expenses.

Operating costs, which includes mining, processing, general and administrative costs, royalties and refining costs totals $652 per payable ounce of gold sold over the nine-year operating plan in the feasibility study. AISC, which includes sustaining capital, reclamation, and corporate general and administration totals $832 per payable ounce of gold sold over the nine-year operating plan in the feasibility study.

Roxgold Report № R2021.001	11

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

1.14	Economic Analysis

The Séguéla Gold Project has been evaluated on a discounted cash flow basis. The results of the feasibility study analysis show the project to be economically very robust. The pre-tax net present value with a 5% discount rate (NPV5%) is $455 million and with an IRR of 53% using a base gold price of $1,600/oz. The economic analysis assumes that Roxgold will provide all development funding via inter-company loans to the mine operating entity, which will be repaid with interest from future gold sales. On this basis, over the nine-year operating mine plan outlined in the feasibility study, Roxgold’s 90% interest in the project is expected to provide an after-tax NPV5% of $380 million and an IRR of 49% at a gold price of $1,600/oz.

Payback period is expected to be 1.7-years at a gold price of $1,600/oz. Payback period is defined as the time after process plant start-up that is required to recover the initial expenditures incurred developing the Séguéla Gold Project.

Like most gold mining projects the key economic indicators of NPV5% and IRR are most sensitive to changes in gold price. A $200/oz reduction in the gold price would reduce Roxgold’s after-tax NPV5% by $109 million and reduce the IRR by 11%. A $200/oz increase in the gold price would increase Roxgold’s NPV5% by $98 million and increase the IRR by 15%.

The cash flow analysis has been prepared on a constant 2021 US dollar basis. No inflation or escalation of revenue or costs has been incorporated.

1.15	Conclusions and Recommendations

Roxgold, in collaboration with independent consultants, has prepared a DFS which confirms the continued economic viability of the Séguéla based on Mineral Reserves. This Technical Report provides a summary of the results and findings from each major area of investigation to a level that is considered to be consistent with that normally expected with feasibility studies for resource development projects. The financial analysis performed from the results of this study demonstrates the robust economic viability of the proposed Séguéla Project using the base case assumptions considered.

Analysis of the results of the investigations has identified a series of risks and opportunities associated with each of the technical aspects considered for the development of the proposed project.

The key risks include:

•	Environmental, permitting, legal, title, taxation, socio-economic, marketing, and political or other relevant issues could potentially materially affect access, title, or the right or ability to perform the work recommended in this Technical Report on the Séguéla Property. However, at the time of this report, the Authors are unaware of any such potential issues affecting the Séguéla Property and work programs recommended in this Technical Report;

•	The targeted mineralisation type may not be discovered or if discovered it may not be of sufficient grade and/or tonnage to warrant commercial exploitation;

•	Changes to metal price assumptions;

•	Changes to the technical inputs used to estimate gold content (e.g. bulk density estimation, grade interpolation methodology);

•	Geological interpretation (e.g. dykes and structural offsets such as faults and shear zones);

•	Changes to geotechnical, hydrogeological, and mining assumptions, including the minimum mining thickness; or the application of alternative mining methods;

Roxgold Report № R2021.001	12

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

•	Changes to process plant recovery estimates if the metallurgical recovery in certain domains is lesser or greater than currently assumed;

•	The main risks to the project phase are cost and schedule overrun of construction and commissioning activities. Associated with these risks are geotechnical ground conditions that could force relocation of certain infrastructure with potential impact on cost and construction schedule;

•	The cost and availability of construction materials for the mining operation;

•	The design is based on an average tailings beach slope of 0.8% (125H:1V). However, the beach slope is heavily dependent on the grind size and the ore blend. Thus, small changes in plant performance or design, ore type, or the ore blend have the potential to change the tailings beach slope, and therefore dam capacity;

•	The staged TSF embankment crest elevations are based on assumed tailings characteristics and throughput. Changes in these characteristics and/or throughput will result in changes in the achieved densities in the TSF;

•	Any changes to the life of Mine Plan or throughput will impact upon the tailings management requirements for the site. Any significant increases in total throughput may require an expansion review of the current TSF (in particular, the proximity to the plant site) and reconsideration of the closure plan;

•	There is a low risk that water seepage from the tailings storage facility may contaminate ground water. This risk is mitigated with the use of an HDPE liner, which the DFS contemplates;

•	The availability and reliability of grid power supply presents a risk. Permitting and delivery of the proposed grid connection may force extending the use of diesel generation longer than anticipated with an impact on power costs;

•	The nearby communities have expectations relating to job creation, community development and improvement in services and infrastructure. Meeting these expectations and minimizing impacts to regional infrastructure and community livelihood is a challenge resulting in possible dissatisfaction with Roxgold and the associated risks of community action against the project and loss of social license to operate; and

•	Endemic diseases will be monitored, with a malaria management plan in place to control standing water and mosquito populations. A COVID-19 management plan will be put in place to prevent a virus outbreak on site and to manage the situation should one occur.

The key opportunities include:

•	The Séguéla Property covers the entire greenstone belt exposure which hosts the Antenna, Ancien, Agouti, Boulder and Koula deposits, which is considered to be a strike continuation of the Senoufo greenstone belt which also hosts the Sissingue, Syama and Tongon gold deposits. The Séguéla Project is still under active exploration with potential for expansion of known gold deposits, the advancement of known prospects to drill stage (such as Sunbird), and the discovery of new prospects. These targets have the potential to increase the Mineral Resource base and enhance the potential economics of the Séguéla Project by adding additional ounces;

•	Further optimisations of the mining strategy may result in operating cost savings as well as optimized mine designs and scheduling resulting in a reduction in stripping ratio and overall project waste movement requirements;

Roxgold Report № R2021.001	13

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

•	Optimisation on the open pit and underground mining transition of the Koula and Ancien deposits. Optimal transition point from open pit to underground, lifting the pit floor up, reducing strip ratio and waste movement yielding an increase in the overall project NPV;

•	Optimisation in geotechnical pit slope angles for mine design improvements and reduction in the overall strip ratio;

•	Improvements in mining operating cost through commercial negotiations with preferred contractors may result in a lower mining cost;

•	Throughout the next engineering phases of the project, the optimisation of the plant throughput and/or opportunities to cost effectively increase plant throughput or allow for future expansion will be considered;

•	There is the opportunity to maximize the benefit of this project for local communities as an opportunity for social and economic development including social infrastructures, professional skills and all the other aspects of the Sustainability Development Goals (“SDGs”) where possible;

•	A good working relationship with local government, state services, traditional authorities, communities and other stakeholders such as the artisanal miners, is in place due to the quality of the early stakeholder’s engagement at the project. The opportunity to strengthen these existing relationships will help mitigate the risks of project delays due to unmet expectations amongst the community and other stakeholders; and

•	The area is favourable to project development without legally protected and internationally recognised biodiversity areas and mostly modified natural habitats mixed with agriculture, no traditional sites, low population density, plus no established villages within the project's footprint.

Analysis of the results and findings from each major area of investigation suggests several recommendations for further investigations to mitigate risks and improve the base case designs to be considered during the operation of the project. Each recommendation is not contingent on the results of other recommendations and can be completed in a single phase, concurrently. A summary of the recommendations as provided is as follows:

•	Additional Mineral Resource definition drilling (infill and extension) where applicable, to upgrade the Mineral Resource classification to Indicated and extend the known Mineral Resources;

•	Review and re-rank existing regional exploration results and targets followed by selective drill testing of those proximal to the defined Mineral Resource estimates;

•	Further extension and infill drilling of the down-plunge projections of high grade mineralization beyond the presently defined open pit limits in support of underground mining potential. If successful, this work should also consider trade-off studies to further optimise the final pit depths and the potential to mine current open pit ore via an underground operation;

•	Detailed structural analysis of the Antenna, Ancien, Agouti, Boulder and Koula deposits, based on high-quality oriented drill core, with a view to developing exploration models for analogue or related systems elsewhere within the Project;

•	Roxgold intends to continue with the systematic approach to the exploration and development of the Séguéla Project. Roxgold has budgeted for ongoing exploration, with approximately $5.4 millon allocated for 2021, and will proceed with the recommended work as planned, with any future work to be planned contingent upon the results of this initial phase;

Roxgold Report № R2021.001	14

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

•	Finalization of the ground improvement requirements for critical structures at the process plant;

•	Investigate the potential for closer sources of construction materials, namely competent fill, sand and rock (aggregate) supply to minimise importation costs;

•	Carbon adsorption modelling for various combinations of carbon movement rates and concentration profiles should be considered. The test results from the DFS indicates that gold adsorption is below average for this slurry which was unexpected given the ‘clean’ nature of the ores. Confirmatory test work is recommended but not essential as the impact on the CIL / elution circuit design will be modest;

•	Undertake more comprehensive test work for silver and explore the economics to recover silver in the process plant;

•	An optimization study of the mining strategy, open pit to underground mining transition, and geotechnical pit slope angles to reduce strip ratio and waste movement yielding an increase in the overall project NPV. This study should be conducted in the next phase of engineering investigation in 2021 (approximately $530,000);

•	Tender the major construction (e.g. bulk earthworks, grid connection) and mining contracts to more accurately define the project costs and economics;

•	Continuing climate data collection on site to establish variation between project site and other long-term monitoring data sources;

•	Continue to engage effectively with all the stakeholders as the project develops including those concerned by the impacts on the regional infrastructures;

•	Further studies to investigate the impacts of the project on water quality and the long-term potential impacts of the tailings storage facility on surface and ground water quality;

•	Locate additional air quality and noise monitoring points at the boundary between the new project infrastructure and the closest villages to provide a more robust baseline; and

•	Consider the cover designs or dust suppression systems for the waste rock dumps and tailings facilities to minimize the generation of windblown dust from the surface of these facilities.

Roxgold Report № R2021.001	15

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

2	Introduction

2.1	Issuer

Roxgold Inc. (“Roxgold”, the “Company” or the “Issuer”) has compiled a Technical Report on the Séguéla Property (the “Séguéla Property” or the “Séguéla Project”) in the Worodougou Region of the Woroba District, Côte d’Ivoire.

Roxgold is a publicly traded company listed on the Toronto Stock Exchange under the code ROXG and is headquartered in Toronto, Ontario.

2.2	Terms of Reference

This Technical Report is prepared in accordance with disclosure and reporting requirements set forth in National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), Companion Policy 43-101CP, and Form 43-101F1. This Technical Report discloses material scientific and technical information relating to the Séguéla Property, including a summary of the results from a feasibility study.

The Mineral Resource and Reserve estimates for the Antenna, Ancien, Agouti, Boulder and Koula gold deposits have been prepared in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves as per NI 43-101 requirements. The Technical Report is intended to enable the Issuer and potential partners to reach informed decisions with respect to the Séguéla Project.

The Effective Date of this Technical Report is 19 April 2021. The Technical Report is based on all scientific and technical information known and available to Roxgold and the authors of this report at that date.

2.3	Sources of Information

This report is based in part on information provided by Roxgold and other consultants, including documents, data and reports compiled by Roxgold management and technical staff and previous reports by other independent experts.

2.4	Qualified Person Site Inspection

The Technical Report was compiled by a group of professionals and, in accordance with NI 43-101 guidelines, the Qualified Persons visited the Séguéla property to assist in the development of the feasibility study. Table 3 lists the Qualified Persons including the timeframe of the site visits. There were no negative outcomes from the site inspections. The Qualified Persons consider the site visits current under Section 6.2 of NI 43-101.

Roxgold Report № R2021.001	16

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 3:            Séguéla Gold Project Feasibility Study Qualified Persons and contributing authors

Company

Notes:

(1)	an employee of the Issuer and not independent as defined by Section 1.5 of NI 43-101.
(2)	independent as defined by Section 1.5 of NI 43-101.

Roxgold Report № R2021.001	17

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

3	Reliance on Other Experts

Roxgold retains copies of the relevant legal titles as provided by the government of Côte d’Ivoire to the Séguéla permits (Permis de Recherche Miniére No. 252 and Permis de Recherche Miniére No. 638). The Qualified Persons have relied on this information for the legal property description presented in this Technical Report.

Roxgold Report № R2021.001	18

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

4	Property Description and Location

4.1	Project Location

The Séguéla Property is located approximately 500 km from Abidjan, within the Woroba District; part of the Worodougou administrative region in the west of Côte d’Ivoire (Figure 1).

Figure 1:         Séguéla Project location1

4.2	Mineral Tenure and Surface Rights

The Séguéla Project comprises two Mineral Exploration Permits (Permis de Recherche Miniére No. 252 and Permis de Recherche Miniére No. 638). In April 2019, Roxgold acquired a 100% interest in 11 mineral exploration permits within Côte d’Ivoire which included the Séguéla Project. The purchase price was an upfront payment of $20 million with a further cash payment of $10 million which is payable upon first gold production from any of the tenements.

Permis de Recherche Miniére No. 252 received its second renewal which was due to expire on 17 December 2021. The Antenna, Ancien, Agouti, Boulder and Koula deposits are located on this permit.

On 23 July 2020, Roxgold through the wholly owned local entity LGL Exploration CI SA, lodged an application for an exploitation permit (Permis d’Exploitation No. 56) to effectively replace Permis de Recherche Miniére No. 252 and allow for the eventual exploitation of the Antenna, Ancien, Agouti, Boulder and Koula deposits. Permis d’Exploitation No. 56 was granted by the Ivorian government on 9 December 2020 and is valid for an initial period of ten years.

1 Source Roxgold - 24 July 2019

Roxgold Report № R2021.001	19

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

The initial four-year term of Permis de Recherche Miniére No. 638, which surrounds Permis de Recherche Miniére No. 252, expired on 18 October 2020. Renewal of the permit required a 25% reduction in surface area to 270.1km2. The renewal of Permis de Recherche Miniére No. 638 has been approved with an expiry date of October 18, 2023. Provided minimum expenditure requirements are met, Mineral Exploration Permits in Côte d’Ivoire are subject to automatic grants of renewal applications for two terms of two years each, and a special third term of no more than three years.

Ivorian Mineral Exploration Permits, within their boundaries, entitle the holder exclusive rights to explore for the nominated mineral commodities specified (in this case, gold), as well as encumbrance-free disposal of materials extracted during exploration process.

While beneficial ownership of a Mineral Exploration Permit may be held by a foreign entity, there is an Ivorian government requirement that the permit be held directly by a local entity (which may then be beneficially owned by the foreign entity). The Ivorian government is entitled to a 10% free-carried interest in this local entity, which cannot be diluted.

4.3	Area of Property

The Séguéla Property currently covers an area of 74,035 hectares, defined by two exploration permits, the corners of which are presented in Table 4 and Table 5 and shown in Figure 1 and Figure 2.

Table 4:       Permis de Recherche Miniére No. 252, corner coordinates, UTM Zone 29P, WGS84

Permit Corner	Easting	Northing
A	738,685.80	910,732.20
B	749,707.33	910,797.29
C	738,862.36	877,547.65
D	749,842.06	877,606.58

Table 5:          Permis de Recherche Miniére No. 638, corner coordinates, UTM Zone 29P, WGS84

Permit Corner	Easting	Northing
A	734,243.09	910,716.00
B	738,685.80	910,732.20
C	738,862.36	877,547.65
D	749,842.06	877,605.58
E	749,707.33	910,797.29
F	755,214.71	910,832.51
G	755,413.81	875,796.77
H	731,515.25	875,669.84
I	731,505.93	877,513.48
J	734,416.37	877,528.31

Roxgold Report № R2021.001	20

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 2: Séguéla Project – initial permit and deposit locations

The granting of Permis d’Exploitation No. 56, in conjunction with a 25% reduction in surface area of Permis de Recherche Miniére No. 638, results in an overall reduction in surface area of the project to 62,232 hectares (Figure 3). The corner coordinates for PE-56 and the renewal of PR-638 are presented in Table 6 and Table 7 respectively.

Table 6:       Permis de’Exploitation No. 56, corner coordinates, UTM Zone 29P, WGS84

Permit Corner	Easting	Northing
A	738,682.15	910,739.83
B	749,703.67	910,800.92
C	749,888.40	877,610.21
D	738,858.71	877,551.29
E	738,812.51	886,898.37
F	741,761.91	886,919.23
G	741,755.12	887,922.64
H	740,489.98	889,738.89
I	740,479.35	891,732.21
J	738,772.88	893,835.85

Roxgold Report № R2021.001	21

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 7:       Permis de Recherche Miniére No. 638 (1st renewal), corner coordinates, UTM Zone 29P, WGS84

Permit Corner	Easting	Northing
A	734,243.08	910,716.03
B	738,682.11	910,739.86
C	738,858.67	877,551.32
D	749,888.36	877,610.24
E	749,703.63	910,800.95
F	752,949.00	910,819.47
G	752,989.43	903,750.90
H	753,938.71	903,756.32
I	753,971.48	898,009.25
J	755,288.40	898,016.75
K	755,347.05	887,690.41
L	754,182.99	887,683.85
M	754,249.40	875,790.25
N	741,840.23	875,723.10
O	741,832.27	877,228.90
P	738,615.33	877,212.01
Q	738,551.44	889,381.07
R	734,355.32	889,359.09

Figure 3:      Séguéla Project – final permit and deposit locations

Roxgold Report № R2021.001	22

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

4.4          Datum and Projection

Data are collected in Universal Transverse Mercator (UTM) coordinates, in the Zone 29P. The WGS84 datum is used for reference.

4.5          Royalties

In addition to the specified terms of sale for the Project outlined in Section 4.2, Franco-Nevada Corporation holds a 1.2% Net Smelter Return royalty on the Séguéla Project. Roxgold has the right to repurchase up to 50% of the Franco-Nevada Corporation royalty on a pro rata basis based on the sale price of A$20 million for a period of up to 3 years from March 31, 2021. On 26 November, 2020 Roxgold exercised its buy back right and repurchased a 0.3% Net Smelter Royalty from Geoservices CI for cash consideration of $700,000. Roxgold now holds this 0.3% Net Smelter Royalty.

The state of Côte d’Ivoire is entitled to production royalties as summarised in Table 8. The royalty is based on the gross revenue from gold produced, after deduction of transportation and refining costs.

Table 8: Côte d’Ivoire government royalty rates

Royalty	Gold Price
3.0%	Up to US$1,000
3.5%	US$1,000 to US$1,300
4.0%	US$1,300 to US$1,600
5.0%	US$1,600 to US$2,000
6.0%	Above US$2,000

4.6          Permitting

Beyond those requirements explicitly stipulated in Ivorian Law No. 2014-138 of 24 March 2014 containing the mining code, the Mineral Exploration class of permit within Côte d’Ivoire is not subject to environmental protection legislation (which applies only to Exploitation Permits). To the best of the Roxgold’s knowledge, there are no other known encumbrances or permitting requirements for the Séguéla Project permit.

The primary environmental approval required to develop Séguéla project is decreed by the Ivorian Environment Minister and is necessary for the issuance of the mining license. Roxgold has contracted the consulting firm CECAF to undertake the project baseline studies and compile the environmental and social impact assessment (“ESIA”) required to obtain the environmental decree. The ESIA identifies the potential social and environmental impacts of the development of the project and proposed mitigation measures. Part of the ESIA, a conceptual Resettlement Action Plan (“RAP”) has been developed for any physical or economic displacement of people or communities as a result of the project’s development as well as a conceptual mine closure plan.

Following environmental and social studies, public consultations and governmental examination, the ESIA for the Séguéla project has been approved by the Ministry of Environment and Sustainable

Roxgold Report № R2021.001	23

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Development by decree signed on 22 September 2020 (Decree No.00261 dated 22 September 2020 on ESIA approbation for the exploitation of a gold mine in Séguéla department). This decree allows the project to be built and exploited in accordance with the conditions listed in the environmental permit application file (ESIA) and the decree.

An Exploitation Permit is granted by right, by decree taken in Council of Ministers, to the holder of the Exploration Permit which has proved by way of a feasibility study that there is a deposit within its Exploration Permit.

The holder of an Exploitation Permit has an exclusive right to exploit the deposits within the limits of its perimeter, and the right to transport or to arrange the transport of the extracted ore, the right to trade with the ore on the internal or external markets and to export it. It is also allowed to establish the necessary facilities to condition, treat, refine and transform the ore.

Unlike Exploration Permits, Exploitation Permits are indivisible, immovable rights that may be mortgaged subject to approval by the Minister of Mines and Industry.

The mining code requires the Exploitation Permit holder to establish a company under Ivorian law, the sole purpose of which is to exploit the deposit located within the perimeter. The permit will then be transferred to this exploitation company.

The Exploitation Permit was granted by the Council of Ministers on 9 December 2020 and signed as a decree by the President of Côte d’Ivoire in February 2021. ). This permit covers an area of 353.6 km2 and is valid for 10 years.

The holder of the Exploitation Permit must prove within six months of delivery of the permit that its staff includes experienced engineers, mining geologist teams and a technical manager meeting the same requirements as for the exploration stage, and that it has paid a deposit into a bank account of a first- ranked financial institution in Côte d’Ivoire. There is a one-year time limit to start development work.

A mining convention is then negotiated between the state and the holder of the Exploitation Permit.

The convention's main purpose is to stabilise the tax and customs regime applicable to the exploitation operations; however, the mining code does not limit its purpose, and other essential rights, obligations and conditions may be incorporated into the convention. The decree implementing the mining code further provides for the main obligations to be included in the mining convention, the rights and obligations of the titleholder and the undertakings of the State. In any case, the convention cannot derogate from the provisions of the mining code and the decree implementing the mining code.

In exchange for the Exploitation Permit, the state obtains a 10 per cent free-carry and non-dilutable participation in the share capital of the operating company.

Other permits and approvals required for the project activities (e.g. fuel and explosives) will be obtained prior to the commencement of the relevant works.

4.7          Social, Political or Environmental Liabilities and Risks

Roxgold is in ongoing and continuing discussions and communications with local communities to inform them and obtain feedback on its proposed exploration activities.

To the best of Roxgold’s knowledge, and with exception to the approval of the renewal application of Permis de Recherche Miniére No. 252 and No. 638, there are no other environmental, permitting, legal, title, taxation, socio-economic, marketing, and political or other relevant issues, liabilities and risks associated with the Séguéla Project at this time that may affect access, title or the right or ability to perform the work recommended in this Technical Report within the Séguéla Project area.

Roxgold Report № R2021.001	24

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1          Access to Property

The Séguéla Property is accessed by road from Abidjan, via Yamoussoukro using the A3 National Highway to Yamoussoukro, then A6 National Highway to Daloa, and then A5 National Highway to Séguéla. From Séguéla, the Séguéla Project is accessed via dirt roads through the villages of both Bolo and Fouio (Figure 1). The 230 km between Abidjan and Yamoussoukro is via a dual carriageway sealed road. The bituminised A6 and A5 roads from Yamoussoukro to Séguéla are of variable quality and are in the process of being upgraded by the Ivorian government. The travel time between Yamoussoukro and Séguéla (approximately 270 km) is typically six hours.

5.2          Topography, Elevation and Vegetation

The Séguéla Project and the township of Séguéla occur in a region of low forested hills, with elevations averaging 347 m above sea level. The vegetation of the region is tropical savannah woodland (Köppen Classification: Aw, Figure 4).

Figure 4:        Vegetation of the Antenna deposit (looking south) showing open woodland in the background to the east, and a cashew plantation to the west (the foreground is cleared land that had formerly been under cultivation for cashews)

Proximal to the Séguéla Project, native vegetation has been supplanted by cashew plantations, and to a lesser extent, cotton and cacao farms. The deposits extend beneath both cashew and cacao plantations within the Project.

5.3          Climate

The Séguéla Project is located within a tropical savannah climatic region. This climatic zone is typified by high average temperatures, and a distinct wet season and dry season. The average annual temperature at Séguéla is 25.3°C, with an annual average rainfall of 1,268 mm. August and September are the wettest months of the year (Figure 5). Temperatures do not vary greatly over the course of the year, with average monthly temperatures ranging from 23.5°C in August, to 26.9°C in March. Minima and maxima vary more, but not in the extreme, with August’s minimum and maximum temperatures being 19.5°C and 27.6°C respectively, while February shows the greatest range from 19.5°C to 33.4°C (Figure 6).

Roxgold Report № R2021.001	25

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 5:        Average annual temperature and rainfall data for Séguéla

Source: https://en.climate-data.org/africa/cote-d-ivoire/woroba/seguela-883191/#climate-graph, accessed 15 March 2019

Roxgold Report № R2021.001	26

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 6:        Annual temperature range data for Séguéla

Source: https://en.climate-data.org/africa/cote-d-ivoire/woroba/seguela-883191/#climate-graph, accessed 15 March 2019

Roads provide access for year-round exploration activities at the Séguéla Project; however, the August to October wet season can make access on the dirt roads difficult. Mine operations in the region can operate year-round with supporting infrastructure. Currently the Séguéla Project is conducting exploration activities year-round.

5.4          Local Resources and Infrastructure

The nearest major settlement to the Séguéla Project is the township of Séguéla (population c. 65,000). The town is the administrative centre of both the local Woroba District, and the greater Worodougou administrative region in the west of Côte d’Ivoire.

Séguéla is accessed from Yamoussoukro by sealed road of variable quality and is also home to an airport with an unpaved runway of 1,950 m in length. Currently, the airport is capable of landing light to medium propeller aircraft. In 2015, a proposal was put in place to have the Séguéla Airport bituminised by 2020, which would potentially make the airport capable of landing jet aircraft similar to the Fokker 100 (allowing for instrumentation and lighting upgrades also). The airstrip upgrade is in progress, but now expected to be completed in 2021 and as such the Séguéla Airport is currently out of service.

5.41. Sources of Power

The current 40-person exploration camp at the Séguéla Project is powered from the National Grid via overhead transmission lines with back-up generating capacity installed at the exploration camp.

Roxgold Report № R2021.001	27

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

5.4.2         Water and Consumable Supplies

Non-potable water is obtained at the Séguéla Project from local bores. Potable water is obtained from an on-site reverse osmosis plant.

Food supplies are sourced either locally or from Yamoussoukro and are transported by road.

Fuel, machinery, and equipment supplies are readily available from the major port city of Abidjan or from Yamoussoukro, transported by road.

5.4.3          Mining Personnel

Both the closest local village of Bolo and the township of Séguéla are sources of unskilled labour. Skilled labour and technical staff are readily sourced from both Yamoussoukro and Abidjan on a fly-in/fly-out or drive-in/drive-out basis.

5.4.4          Infrastructure

The surface area covered by the Séguéla Property is sufficient for the infrastructure necessary for an open mining operation. The area can accommodate the potential accommodation camp, tailings storage areas, waste disposal, and processing facilities.

Roxgold Report № R2021.001	28

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

6	History

6.1          Historical Property Ownership

The Séguéla permit (Permis de Recherche Miniére No. 252) was granted to a local Ivorian company, Geoservices CI, in February 2012. The Séguéla Property was subsequently transferred to a local Ivorian joint venture company, Mont Fouimba Resources in late 2012. Transferral of the permit then occurred in 2013 to Apollo, an exploration company listed on the Australian Securities Exchange (“ASX”) (code: AOP), who was the 51% shareholder in Mont Fouimba, with Geoservices CI holding the remaining 49%. In February 2016, Apollo announced the signing of an Option to Purchase Agreement by Newcrest Mining Limited (ASX: NCM), for the Séguéla Project. In February 2017, the permit was once again transferred to LGL Exploration CI S.A; a wholly-owned subsidiary of Newcrest.

Throughout this period, there have been three accepted renewals of the permit, with final expiry due on December 17, 2021.

Prior to this period, there is evidence to suggest that the ground contained within Permis de Recherche Miniére No. 252 was held by Randgold Resources Ltd, now Barrick Ltd (“Randgold”), with press releases from Apollo referring to trenching completed by Randgold over the Gabbro, Porphyry and Agouti prospects within the current permit limits.

6.2          Project Results – Previous Owners

Existing soil and trenching anomalies had previously been identified over the permit, with references to this work having been conducted by Randgold. Significant results from trenching activity undertaken by Randgold is presented in Table 9.

Table 9: Randgold exploration trenching results – Séguéla Project

Prospect area	Start east UTM29N	Start north UTM29N	Trench ID	From (m)	To (m)	Length (m)	Grade (g/t Au)
	744746	899179	PNT 10	66	72	6	3.41
Gabbro	744757	899371	PNT 11	74	94	20	2.65
	744892	899974	PNT 15	20	24	4	3.82
Gabbro South	744389	897158	PNT 16	12	14	2	82.10
	743767	899604	PNT 4	20	42	22	0.97
	743767	899604	PNT 4	54	72	18	0.82
Porphyry	743788 743776	899781 899982	PNT 5 PNT 6	30 46	48 78	18 32	1.05 0.70
	743776	899982	PNT 6	84	98	14	1.10
	743807	900190	PNT 7	84	102	18	1.26
	744621	896351	TAW 13	40	50	10	2.59
	744443	895879	TAW 16	2	10	8	1.50
Agouti	744519 744511	896674 896793	TAW 27 TAW 29	4 20	14 28	10 8	2.67 1.52
	744673	896720	TAW 32	0	8	8	2.12
	744670	896666	TAW 33	0	12	12	1.78

Roxgold Report № R2021.001	29

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Note:     Mineralised trench sample lengths are apparent thicknesses, true thicknesses are unknown.

Source: http://www.apolloconsolidated.com.au/wp-content/sharelink/20131119-significant-trench-program----seguela- project-cote-divoire-87775468843696995.pdf, accessed 19 March 2019

Documented work on the permit by Apollo was focused on prospects other than Antenna, and included soil sampling, trenching and artisanal dump sampling. Figure 7 shows the locations of these prospects in relation to Antenna. On 27 November 2013, Apollo released results to the Australian Securities Exchange highlighting soil sampling results over the Antenna South and Barana prospects within the permit, containing gold-in-soil values from below detection up to anomalous values of 3.8 ppm Au.

Roxgold Report № R2021.001	30

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Soil Anomalism
>200ppb Au
100-200ppb Au
50-100ppb Au
Access Tracks
Structure
Barana
Porphyry
Gabbro
Agouti
Boulder
Antenna
Granite
Kwenko
5km
Siakasso
N
MFR
MONT FOUIMBA RESSOURCES S.A.

Figure 7:       Prospect locations – Séguéla Project

Source: http://www.apolloconsolidated.com.au/wp-content/sharelink/20140912-new-gold-zone-emerges-in- segeula-trenching-87548835478895433.pdf, accessed 26 March 2019

Roxgold Report № R2021.001	31

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Apollo continued to release both soil and trenching results over the Antenna South, Kwenko and Gabbro South prospects until May 2014, at which point results from a limited program of RC drilling were released for the Gabbro, Kwenko and Agouti prospects. Drill results ranged from below detection to significant results including those presented in Table 10 and Table 11.

Table 10: Significant intercept results from RC drilling by Apollo (May 2014)

Prospect	Hole no.	UTM east	UTM north	RL (m)	EOH depth (m)	Azimuth UTM	Dip	Gold intercept	From (m)
Gabbro	MFRC001	744522	897696	339	102	270	-60	1 m @ 7.24 g/t Au	39
	MFRC002	744531	897595	330	100	270	-60	NSA
	MFRC003	744521	897506	329	100	270	-60	3 m @ 0.80 g/t Au	62
	MFRC004	744540	897802	325	66	270	-60	7 m @ 1.05 g/t Au	35
	MFRC005	744575	898193	336	102	270	-60	2 m @ 1.22 g/t Au	56
	MFRC006	744580	898299	338	78	270	-60	NSA

Note:     Mineralised intervals are drillhole lengths, true thicknesses are unknown.

Source: http://www.apolloconsolidated.com.au/wp-content/sharelink/20140530-seguela-drilling-update- 67754886433559995.pdf, accessed 26 March 2019

Table 11: Further significant intercept results from RC drilling by Apollo (May 2014)

Hole no.	UTM east	UTM north	RL (m)	EOH depth (m)	Azimuth mag.	Azimuth UTM	Dip	Gold intercept	From (m)
MFRC007	744612	898399	347	96	275	270	-60	5 m @ 1.88 g/t Au	58
MFRC008 and	744632	898598	354	102	275	270	-60	3 m @ 1.58 g/t Au 1 m @ 0.95 g/t Au	17 80
MFRC009	744653	898597	354	120	275	270	-60	1 m @ 1.49 g/t Au	58
MFRC010	744700	898795	359	84	275	270	-60	NSA
MFRC011	744850	899099	363	102	275	270	-60	6 m @ 0.57 g/t Au	1
MFRC012 including and	744811	899005	362	100	275	270	-60	6 m @ 7.46 g/t Au 2 m @ 20.10 g/t Au 1 m @ 1.45 g/t Au	1 1 75
MFRC013	744861	898998	369	102	275	270	-60	3 m @ 3.07 g/t Au	35
MFRC014 and	744868	899202	372	102	275	270	-60	4 m @ 3.06 g/t Au 2 m @ 2.76 g/t Au	21 63
MFRC015	744575	896992	353	102	275	270	-60	NSA
MFRC016	745504	888878	314	104	5	360	-60	8 m @ 1.83 g/t Au	78
MFRC017	745506	888880	331	24	5	360	-60	Abandoned
MFRC018	745700	888956	339	84	5	360	-60	5 m @ 1.47 g/t Au	47
MFRC019	745511	888876	330	120	5	360	-60	3 m @ 2.22 g/t Au	57
MFRC020 and	745597	888898	333	102	5	360	-60	2 m @ 0.84 g/t Au 1 m @ 4.93 g/t Au	6 54
MFRC021	745401	888854	325	104	5	360	-60	NSA
MFRC022	746899	890262	341	100	5	360		1 m @ 1.58 g/t Au	66
MFRC023	746702	890270	342	102	5	360		3 m @ 5.50 g/t Au	93
MFRC024	746697	890326	334	100	5	360		NSA
MFRC025	746902	890731	328	100	5	360		4 m @ 0.54 g/t Au	70

Note:     Mineralised intervals are drillhole lengths, true thicknesses are unknown.

Source: http://www.apolloconsolidated.com.au/wp-content/sharelink/20140703-seguela-rc-drilling-confirms-bedrock-gold- targets-67548854354895511.pdf, accessed 26 March 2019

Roxgold Report № R2021.001	32

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Further trenching by Apollo over the Barana prospect in late 2014 and early 2015 yielded results ranging from below detection up to 6.69 ppm Au. Additionally, trenching and dump sampling over minor artisanal workings at the Antenna prospect yielded results ranging from below detection up to 18.03 ppm Au (Figure 8).

Roxgold Report № R2021.001	33

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Antenna Dump Sampling
Gold gram/tonne
10 to 100,000 (13)
5 to 10 (24)
1 to 5 (21)
0.1 to 1 (5)
0.001 to 0.1 (4)
Trench TRAT006
Alluvial workings
4m @ 18.03g/t Au
Trench TRAT005
Trench TRAT004
Antenna historic workings
66 samples average 6.99g/t Au
over 300m sampling length
8m @ 1.50g/t Au
Trench TRAT003
2km
Shear Corridor
Soil Gold Anomalism
>1.0g/t Au
200-1.0g/t Au
100-200ppb Au
50-100ppb Au
Apollo Trench Locations
Oct 2015 Trench TRAT002
2014 Trench TRAT001
Antenna South
>1g/t Au soil anomaly, spot soil results to 3.81g/t Au
Trench TRAT001
Trench TRAT002

Figure 8:       Soil, trenching and dump sampling results over the Antenna prospect as of October 2015

Source: http://www.apolloconsolidated.com.au/wp-content/sharelink/20151023-seguela-trenching-locates-

strong-gold-mineralisation-cdi-67585347769998523.pdf, accessed 26 March 2019

Following the signing of an option to purchase the Séguéla Project in February 2016, Newcrest assumed responsibility for exploration over the Séguéla Project. From February 2016 through to June 2018, Newcrest conducted a program of geological mapping, stream sediment sampling and reconnaissance rock chip sampling. A total of 66 stream sediments samples and 104 rock chip samples were collected across the Séguéla Property. Additionally, the Antenna prospect became the focus for substantial drilling activity. Newcrest began RC drilling at the Antenna prospect in August 2016 and continued through to December 2017.

Roxgold Report № R2021.001	34

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

6.3          Historical Mineral Resource Estimates

In January 2018, a maiden Mineral Resource statement was released by Newcrest for the Antenna deposit with a cut-off date of 31 December 2017, in an ASX Press release titled “Annual Mineral Resources and Ore Reserves Statement – 31 December 2017”. This Mineral Resource statement was reported in accordance with the JORC Code2 which uses categories other than the ones set out in Sections

1.2 and 1.3 of NI 43-101 and is presented in Table 12.

Table 12:    Antenna deposit – historical statement of Mineral Resources, 31 December 2017

JORC classification	Tonnes (Mt)	Au grade (g/t Au)	Contained metal (Au oz.)
Inferred	5.8	2.3	430,000
TOTAL	5.8	2.3	430,000

Notes:

•	A block cut-off value of 0.5 g/t Au was applied to all resource blocks.
•	Tonnes and ounces have been rounded to reflect the relative accuracy of the Mineral Resource estimate; therefore, numbers may not total correctly.
•	Mineral Resources were calculated with commercial mining software. Drillhole traces showing lithology and gold grade were reviewed in three dimensions and modelled using implicit methods to define mineralised domains. Assays with each domain were top-cut to 25 g/t and then composited to regular 1 m intervals. Block model grade interpolation was undertaken using OK.
•	The estimate was prepared by Gustav Nortje and Rob Stewart.
•	Gold price was US$1,300/ounce.
•	Bulk densities were assigned on the basis of dominant host lithology, with the mineralisation being assigned a density of either 2.8 (felsic volcanoclasitic material) or 2.75 (rhyolite).
•	Mineral Resource tonnes quoted are not diluted.
•	No Measured or Indicated Resources or Mineral Reserves of any category are identified.

The 2017 Newcrest estimate is considered “historical” in nature and was not prepared in accordance with NI 43-101. Roxgold is providing the 2017 Newcrest resource for informational purposes only. A Qualified Person for the Issuer has not done sufficient work to classify the 2017 Newcrest resource as current Mineral Resources or Mineral Reserves and the Issuer is not treating the historical estimate as current Mineral Resources or Mineral Reserves.

Subsequent to the 2017 Newcrest Mineral Resource estimate, a NI 43-101 published Mineral Resource estimate was completed for the Antenna deposit by CSA Global on commission by Roxgold, in a Technical Report entitled “NI 43-101 Technical Report, Séguéla Project, Worodougou Region, Côte d’Ivoire”, with an effective date of the 19 March 2019 and is presented in Table 13.

2 Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. The JORC Code, 2012 Edition. Prepared by: The Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

Roxgold Report № R2021.001	35

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 13:    Antenna deposit Mineral Resource estimate, 0.3 ppm Au cut-off (19 March 2019)

Classification	Tonnes (Mt)	Au (g/t)	Au (oz)
Indicated	6.5	2.4	496,000
Inferred	0.4	2.4	34,000

Notes:

•	The Mineral Resources in this disclosure were estimated by Matthew Cobb, MAIG.
•	The effective date of this Mineral Resource is 19 March 2019.
•	Numbers have been rounded to reflect the precision of an Indicated and Inferred Mineral Resource Estimate.
•	The Mineral Resources were estimated using current CIM standards, definitions and guidelines.
•	The Mineral Resource were reported inside an open pit shell based on an assumed gold price of US$1,450.00/troy ounce.

The initial Roxgold 19 March 2019 Mineral Resource was subsequently updated as part of the 14 April 2020 Preliminary Economic Assessment (“PEA”) to include the satellite deposits of Agouti, Ancien and Boulder and is presented in Table 14. The 14 April 2020 Mineral Resource resulted in a 7% increase in Indicated Mineral Resources and a 1,394% increase in Inferred Mineral Resources compared to the 19 March 2019 Mineral Resource. The substantial increase in the Inferred Mineral Resource is primarily due to the addition of the satellite deposits.

Table 14:    Séguéla Mineral Resource Statement Summary (14 April 2020)

Séguéla Mineral Resource effective as of 14 April 2020

	Measured				Indicated		Measured & Indicated			Inferred
	Tonnes (Mt)	Grade (g/t Au)	Metal (000 oz)	Tonnes (Mt)	Grade (g/t Au)	Metal (000 oz)	Tonnes (Mt)	Grade (g/t Au)	Metal (000 oz)	Tonnes (Mt)	Grade (g/t Au)	Metal (000 oz)
Antenna	-	-	-	7.1	2.3	529	7.1	2.3	529	0.9	2.2	64
Ancien	-	-	-	-	-	-	-	-	-	1.3	6.1	261
Agouti	-	-	-	-	-	-	-	-	-	1.3	2.6	110
Boulder	-	-	-	-	-	-	-	-	-	1.9	1.2	72
Total	-	-	-	7.1	2.3	529	7.1	2.3	529	5.4	2.9	508

Notes:

(1)	Mineral Resources are reported in accordance with NI 43-101 with an effective date of 14 April, 2020, for Séguéla.
(2)	The Séguéla Mineral Resources are reported on a 100% basis at a gold grade cut-off of 0.3g/t Au for Antenna and 0.5g/t Au for the satellite deposits, based on a gold price of US$1,550/ounce and constrained to MII preliminary pit shells.
(3)	The identified Mineral Resources in the block model are classified according to the “CIM” definitions for the Measured, Indicated, and Inferred categories. The Mineral Resources are reported in situ without modifying factors applied.
(4)	The Séguéla Mineral Resource Statement was prepared under the supervision of Mr. Hans Andersen, Senior Resource Geologist at Roxgold Inc. Mr. Andersen is a Qualified Person as defined in NI 43-101.
(5)	All figures have been rounded to reflect the relative accuracy of the estimates and totals may not add due to rounding.
(6)	Mineral Resources that are not Mineral Reserves do not necessarily demonstrate economic viability.

The 14 April 2020 Mineral Resource which informed the Séguéla PEA was updated with the reported 30 November 2020 Mineral Resource update which included the Maiden Mineral Resource for the Koula deposit and updates for the other previously reported deposits. The 30 November 2020 Mineral Resource update presented in Table 15, reported a 97% increase in the Indicated Mineral Resource category and a 27% decrease in the Inferred Mineral Resource category. This change reflected a substantial conversion of the Inferred Mineral Resource to Indicated Mineral Resources at the Agouti, Boulder and Ancien deposits being informed by systematic infill drilling and the announcement of the maiden Mineral Resource at the Koula deposit.

Roxgold Report № R2021.001	36

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 15:      Séguéla Mineral Resource Statement Summary (30 November 2020)

Séguéla Mineral Resource effective as of 30 November 2020

	Measured				Indicated		Measured & Indicated			Inferred
	Tonnes (Mt)	Grade (g/t Au)	Metal (000 oz)	Tonnes (Mt)	Grade (g/t Au)	Metal (000 oz)	Tonnes (Mt)	Grade (g/t Au)	Metal (000 oz)	Tonnes (Mt)	Grade (g/t Au)	Metal (000 oz)
Antenna	-	-	-	8.2	2.2	586	8.2	2.2	586	1.1	1.9	69
Ancien	-	-	-	1.4	5.4	250	1.4	5.4	250	0.0	10.6	11
Agouti	-	-	-	1.4	2.4	111	1.4	2.4	111	0.1	1.8	6
Boulder	-	-	-	1.7	1.7	97	1.7	1.7	97	0.1	1.2	3
Koula	-	-	-	-	-	-	-	-	-	1.1	8.1	281
Total	-	-	-	12.8	2.5	1,044	12.8	2.5	1,044	2.4	4.8	370

Notes:

(1)	Mineral Resources are reported in accordance with NI 43-101 with an effective date of November 30, 2020, for the Séguéla Gold Project.
(2)	The Séguéla Mineral Resources are reported on a 100% basis at a gold grade cut-off of 0.3g/t Au for Antenna and 0.5g/t Au for the satellite deposits, based on a gold price of US$1,700/ounce and constrained to MII preliminary pit shells.
(3)	The identified Mineral Resources in the block model are classified according to the “CIM” definitions for the Measured, Indicated, and Inferred categories. The Mineral Resources are reported in situ without modifying factors applied.
(4)	The Séguéla Mineral Resource Statement was prepared under the supervision of Mr. Hans Andersen, Senior Resource Geologist at Roxgold Inc. Mr. Andersen is a Qualified Person as defined in NI 43-101.
(5)	All figures have been rounded to reflect the relative accuracy of the estimates and totals may not add due to rounding.
(6)	Mineral Resources that are not Mineral Reserves do not necessarily demonstrate economic viability.
(7)	Mineral Resources are reported inclusive of Mineral Reserves
(8)	The Séguéla Gold Project is subject to a 10% carried interest held by the government of Cote d’Ivoire

The 30 November 2020 reported resource estimate is superseded by the 31 March 2021 Roxgold Mineral Resource estimate update presented in Section 14 of this report.

Roxgold Report № R2021.001	37

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

7	Geological Setting and Mineralisation

7.1          Regional Geology

Côte d’Ivoire is underlain by the Archaean-Protoerozoic Leo-Man shield, which comprises the lower half of the West African Craton. The shield itself is further divided into the Archaean Kenema-Man Domain, and the Paleoproterozoic (Birimian) Baoulé-Mossi Domain (Bessoles, 1977) (Figure 9).

The Paleoproterozoic domain is characterized by typical Archean like greenstone-granitoid assemblages that principally consist of volcanic, volcano-sedimentary, and sedimentary sequences separated by extensive tonalite-trondhjemite-granodiorite and granite provinces. The volcanic and volcano- sedimentary rocks belong to the Birimian Supergroup, which is thought to have formed in the context of volcanic arcs and oceanic plateaus. The Birimian volcanic and volcano-sedimentary units are unconformably overlain at several places across the craton by detrital shallow-water sedimentary rocks, which are known as the Tarkwaian sediments (Feybesse et al., 2006). The volcanic, volcano-sedimentary and sedimentary complex has been intruded by several generations of granitoids, emplaced during discrete magmatic pulses from 2180 to 1980 Ma.

Two cycles of volcanism/sedimentation are recognised within the Birimian rocks of the Baoule-Mossi Domain; each followed by a period of orogenesis, and together described as the Eburnian Orogeny which is dated 2190 – 2080 Ma. The first cycle is associated with major crustal thickening (Allibone et al., 2002, Feybesse et al., 2006) between 2130-2100 Ma, transitioning to a second phase through 1980 Ma which was responsible for the development of regional-scale transcurrent shear zones. These shear zones are generally the key hosts for gold mineralization in the Birimian.

Metamorphic grades range from greenschist to amphibolite facies throughout the region and generally show tight to isoclinal folding in a north-northeast to south-southwest orientation, generally reflecting the development of the regional scale transcurrent shear zones.

Roxgold Report № R2021.001	38

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 9:    Archaean-Protoerozoic of the West African Craton (Peucat et al., 2005)

7.2          Prospect and Local Geology

The geology of the Séguéla Project is dominated by two litho-structural domains colloquially termed the West Domain and East Domain, which are separated by a north-south trending mylonite zone (Figure 10). The East Domain, which hosts the Agouti, Ancien, Boulder and Koula deposits, predominantly comprise high strain granitoids, orthogneisses, andesite and basaltic units, and schists. The West Domain, which hosts the Antenna deposit, comprises mafic volcanic (basalts) and hypabyssal (sills and dykes) rocks, rhyolitic lava flows and volcaniclastic rocks, and minor granitoids.

Regional mapping is suggestive of at least two stages of deformation:

•	D1 manifesting as a steeply plunging stretching lineation formed during initial NNW-to NW directed thrusting with rotation anticlockwise to a sub-vertical plunge during the subsequent D2 event;
•	D2 resulted in the development of a stretching lineation in response to sinistral shearing, imparting a project scale steep to near-vertical dip present through the central part of the project and best developed in what are considered to be synkinematic (schistose) granitoid sequences and andesitic/basaltic units. This contrasts with a sub horizontal stretching lineation developed in the eastern andesite and schist domains with the boundary coinciding with an interpreted thrust.

Roxgold Report № R2021.001	39

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Mineralization at Antenna is interpreted to relate to WNW-ESE shortening during the D1 event although this is still uncertain. Mineralization in the East Domain, which hosts the Agouti, Boulder, Ancien, and Koula deposits is interpreted to relate to the D2 deformation event.

Mineralization at Antenna is hosted by brittle-ductile quartz-albite vein stockworks, preferentially associated with sericite-biotite-(silica) altered rhyolite lava flow units. Mineralization at both Ancien and Koula is hosted by quartz and quartz-carbonate vein networks within sheared, sericite-biotite altered tholeiitic basalt units. Mineralization at both Boulder and Agouti is hosted by quartz and quartz- carbonate vein networks, associated with extensive porphyritic felsic intrusives emplaced into sheared to mylonitic, sericite-biotite altered tholeiitic and pillow basalts. Visible gold (up to 5mm) is common in all five deposits, particularly at the high grade Koula and Ancien deposits, with pyrite and pyrrhotite the dominant sulphide species.

U/Pd zircon dating from a rhyolite sample approximately 1 km north of Antenna returned an age of 2169 +/- 11Ma, corresponding to the lower Birimian stratigraphy.

Roxgold Report № R2021.001	40

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 10:     Local geology of the Séguéla Project

7.3          Antenna Deposit

The Antenna deposit occurs within a greenstone package that comprises (west to east) an ultramafic hangingwall, which is in presumed fault contact with an interlayered package of felsic volcaniclastic rocks and flow banded rhyolitic units, which are then in contact with a mafic (basaltic) footwall unit.

The faulted contacts between the mafic/ultramafic units and the felsic assemblage converge to the south of the deposit forming a wedge shape to the felsic package (Figure 11).

Roxgold Report № R2021.001	41

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

741250mE
741500mE
741750mE
742000mE
742250mE
742500mE
895500mN
895250mN
895000mN
894750mN
894500mN
894250mN
894000mN
Seguela Gold Project
Geology Map
Roxgold
Basalt
Mafic Volcanics
Ultramafics
Felsic Intrusives
Mineralisation
Interpreted Fault
US$1,700 Conceptual Shell
RC & DD DH Holes
AC DH Holes
Scale
1 : 5000
Sheet: 1 of 1
Plot File: Vizex
Antenna Deposit
Created By: Hans Andersen

Figure 11:     Antenna deposit geology

Note: Ultramafic rocks to the west and basaltic rocks to the east bound an interlayered package of mafic derived volcaniclastic sediments and rhyolites. Mineralisation is predominantly confined to the rhyolites.

Roxgold Report № R2021.001	42

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

The Antenna gold deposit is a brittle-ductile quartz-albite vein stockwork predominantly contained within the flow banded rhyolite units. The stockwork lode varies in width roughly in proportion with the widths of the rhyolitic units which host it (approximately 3–40 m) and extends over a strike length of approximately 1,350 m. Stockwork veins which host mineralisation show two principal orientations; steep east-dipping and steep west-dipping. Veins in the steep west-dipping orientation range from being ptygmatically folded to undeformed, while veins in the east-dipping direction may be variably boudinaged to undeformed. This evidence suggests syn-deformational emplacement of the vein sets during west over east movement along the main fault structures within the region. Mineralisation occurs as free gold, associated with pyrite and pyrrhotite. Alteration assemblages associated with this mineralisation assemblage vary from proximal intense silica – albite ± biotite ± chlorite alteration, through medial silica-albite-sericite ± chlorite assemblages, to more distal sericite-carbonate (ankerite/calcite) and carbonate-magnetite assemblages. Pyrite is the dominant sulphide associated with higher-grade mineralisation within proximal alteration zones, while sulphide mineralogy is pyrrhotite dominated in medial and distal assemblages and is associated with lower-grade gold mineralisation. An example of the mineralised quartz veining at the Antenna deposit is provided in Figure 12.

Figure 12: Example drillcore from Antenna deposit – SGDD002

7.4	Agouti and Boulder Deposits

The Boulder and Agouti prospects are both located within a distinct northerly-trending litho-structural corridor that extends from Boulder in the south to Gabbro in the north (Figure 13). Regional mapping has defined a broad package of pillow basalts and intercalated basaltic sediments, flanked to the west by a discontinuous gabbro unit and regionally extensive doleritic sequence. The basaltic units are extensively intruded by quartz-feldspar-biotite porphyritic felsic intrusives.

Ground magnetics across the Boulder-Agouti trend has highlighted two main structural trends, within the overall northerly trending corridor. Regionally extensive NNE to NE-trending structures are interpreted to be early D2 thrusts, with dilational zones potentially facilitating the emplacement of felsic intrusives. A later set of NW-striking structures offset the earlier NNE to NE-trending structures, with dextral movement in the order of tens of metres (Figure 14). Outcrop mapping in the Boulder area suggests the corridor may represent a broader NW-trending thrust-fold package, with the felsic intrusives exploiting zones of weakness. The corridor remains poorly explored to the south of Boulder and north of Agouti.

Roxgold Report № R2021.001	43

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Gold mineralization is associated with strongly foliated or mylonitized, quartz/quartz-carbonate veined basalt and the margins of the felsic intrusives. Generally lower grade mineralization occurs internal to the felsic intrusives where they are brecciated or extensively veined. The highest gold grades generally correlate with the intersection of NNE and NW-trending structures. Mineralization occurs as free gold within a network of milky white quartz veins, and associated with foliation or quartz/quartz-carbonate vein controlled pyrite and minor pyrrhotite (Figure 15).

Roxgold Report № R2021.001	44

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

897250mN
897000mN
896750mN
896500mN
896250mN
896000mN
895750mN
895500mN
895250mN
895000mN
894750mN
894500mN
894250mN
894000mN
893750mN
743000mE
743250mE
743500mE
743750mE
744000mE
744250mE
744500mE
744750mE
745000mE
745250mE
Agouti
Boulder
Seguela Gold Project
Geology Map
Roxgold
Basalt
Mafic Volcanics
Ultramafics
Felsic Intrusives
Mineralisation
Interpreted Fault
US$1,700 Conceptual Shell
RC & DD Drill Holes
AC Drill Holes
Scale
1 : 10000
Plot Date: 14 Jan 2021
Sheet: 1 of 1
Plot File: Vizex
Agouti and Boulder Deposits
Created By: Hans Andersen

Figure 13: Agouti and Boulder geology

Roxgold Report № R2021.001	45

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

σ1
gmag
AGOUTI
+896000 N
BOULDER
+894000 N
σ1
Looking down
0
500
1000
1500
2000
m
reg mag
opening
mineralisation
σ1

Figure 14: Structural interpretation of the Boulder-Agouti corridor over ground/aeromagnetic imagery

Figure 15: Example of mineralisation from Boulder and Agouti deposits – SGRD437 at Boulder deposit

Roxgold Report № R2021.001	46

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

7.5	Ancien Deposit

The high-grade Ancien deposit is located within a thick package of magnetically quiet pillow basalts, tholeiitic basalts and minor mafic sediments that form the westernmost part of the East Domain. The deposit is associated with an interpreted D2 sinistral shear zone, informally labelled the Ancien Shear, (Figure 16) and comprises (from west to east) a chloritic pillow basalt footwall overlain by a foliated/sheared tholeiitic basalt unit, which is in turn overlain by a second chloritic pillow basalt hangingwall unit. Coarser grained sequences within the pillow basalts are geochemically equivalent to the pillow basalts and are interpreted to be part of the volcanic stratigraphy, rather than later intrusives. Generally narrow quartz-feldspar-biotite rhyolite to dacite porphyry intrusives and calc alkaline lamprophyric dykes are altered and foliated and therefore interpreted to have been emplaced prior to the deformation and mineralizing events.

Multielement geochemistry and petrology suggests the hangingwall and footwall pillow basalts are the same unit, interpreted to be tightly folded about a generally north trending, moderately to steeply east dipping anticlinal hinge (Figure 17). The anticline theory is supported by the thickness of the tholeiitic basalt unit, which increases from a few metres near surface at the northern end of the deposit, to greater than 120m at depth. The anticline possibly pinches out at the northern end of the deposit against the Ancien Shear, potentially explaining the apparently abrupt termination of tholeiitic basalt in this area. The Ancien Shear is interpreted as the main conduit for mineralizing fluids, with the interaction of folding and later northwest and northeast structures important in focussing these fluids.

Significant mineralization is restricted to the more reactive and competent tholeiitic basalt unit and is best developed in zones of strong brittle-ductile brecciation and shearing, with selective sericite+/-silica alteration and intense quartz and quartz-carbonate veining. Mineralization occurs as free gold, predominantly as small grains within microfractured milky-white quartz veins and associated with pyrite and lesser pyrrhotite (Figure 18). Generally lower grade mineralization is also developed at the margins of felsic porphyries that intrude the tholeiitic basalt, and in zones of increased brecciation and veining within these porphyries. Significant mineralization has been intersected over a strike length of greater than 350m and to a vertical depth of greater than 300m and has a moderately to steeply south-plunging core of high-grade mineralization. This high-grade core of the deposit is associated with the most intense deformation and veining and is interpreted to be associated with the hinge zone of the postulated anticline. The deposit remains open down-dip and down-plunge.

Roxgold Report № R2021.001	47

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

743000mE
743250mE
888750mN
888750mN
888500mN
888500mN
888250mN
Seguela Gold Project
Roxgold
Geology Map
Basalt
Mafic Volcanics
Ultramafics
Felsic Intrusives
Mineralisation
Interpreted Fault
AC Drill Holes
10 0 10 20m
Scale
1 : 2000
Sheet: 1 of 1
Plot File: Vizex
Ancien Deposit
Created By: Hans Andersen
743000mE
743250mE

Figure 16: Geology map for Ancien deposit

Roxgold Report № R2021.001	48

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 17: Ancien deposit schematic geological cross-section

Figure 18: Example of mineralisation from Ancien deposit – SGRD513

Roxgold Report № R2021.001	49

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

7.6	Koula Deposit

The high-grade Koula deposit is situated within the same package of mafic rocks as the Ancien deposit located 7km to the south,which is informally labelled the Ancien-Koula corridor. The Koula deposit is hosted within a strongly foliated/sheared tholeiitic basalt unit with a chloritic pillow basalt hangingwall and footwall (Figure 19). Coarser grained sequences within the pillow basalts are geochemically equivalent to the pillow basalts which are interpreted to be part of the volcanic stratigraphy, rather than later intrusives. Felsic intrusives are rare, but geochemically distinct late mafic intrusives of dolerite to gabbro are relatively common in the broader stratigraphic sequence.

The structural setting and history of the Koula deposit is developing with ongoing drilling; however, the deposit appears similar to Ancien. The deposit is hosted by a near vertical NNE trending shear zone of up to 15m true width. There is some evidence from structural measurements from drill core of tight, south plunging, anticlinal folding, with the deposit interpreted to represent the sheared eastern limb or core of the anticlinal structure. Further drilling is required to confirm this interpretation. As with Ancien, the NNE trending shear zone is interpreted as the main conduit for mineralizing fluids, with the interaction of folding and later northwest and northeast structures important in focussing these fluids during the mineralisation event.

Significant mineralization at Koula is restricted to the tholeiitic basalt unit and is best developed in discrete zones of strong shearing, biotite-sericite-(silica) alteration and intense recrystallized quartz and quartz-carbonate veining. Mineralization occurs as free gold, predominantly as small grains within recrystallized and microfractured milky-white quartz veins, and associated with disseminated to blebby, foliation controlled pyrrhotite and lesser pyrite (Figure 20). The predominance of biotite and pyrrhotite at Koula is indicative of higher temperature hydrothermal fluids compared to Ancien, where sericite and pyrite are the more dominant species. This change in mineral species suggests a temperature gradient (increasing) from south to north; which is important for ongoing exploration of the Ancien-Koula corridor.

Drilling to date has defined the Koula deposit over a 650m strike length and to a depth of greater than 350m vertically. The deposit remains open at depth and down plunge to the south, presenting a priority target for ongoing exploration.

Roxgold Report № R2021.001	50

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

742500mE
742750mE
895750mN
895750mN
895500mN
895500mN
895250mN
742500mE
742750mE
Seguela Gold Project
Geology Map
Basalt
Mafic Volcanics
Ultramafics
Felsic Intrusives
Mineralisation
Interpreted Fault
US$1,700 Conceptual Shell
RC & DD Drill Holes
AC Drill Holes
Scale
1 : 2000
Plot Date: 26-Mar-2021
Sheet: 1 of 1
Plot File: Vizex
Koula Deposit
Created By: Hans Andersen

Figure 19: Geology map for Koula deposit

Roxgold Report № R2021.001	51

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 20: Example of mineralisation from the Koula deposit – SGDD072

Roxgold Report № R2021.001	52

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

8	Deposit Types

8.1	Mineralisation Styles

The deposits at the Séguéla Project are considered orogenic lode-style systems. The Antenna, Agouti and Boulder deposits are hosted by brittle-ductile quartz-albite vein stockworks, often associated with flow banded rhyolite units or porphyritic intrusives. The Ancien and Koula deposits are hosted by brittle- ductile quartz and quartz-carbonate vein networks associated with strongly to intensely sheared tholeiitic basalt.

8.2	Conceptual Models Underpinning Exploration

Exploration to date has followed exploration methodologies typical for other West Africa deposits and include geological and artisanal mapping, soil, termite mound and auger geochemical surveys, magnetic and electromagnetic geophysical surveys, and drilling.

Geochemical and geophysical surveys have been used to generate targets for drill testing, with drilling completed using a variety of methods. First pass reconnaissance drilling is generally conducted using aircore (“AC”) methods with follow up Reverse Circulation (“RC”) drilling. Subsequent resource definition drilling was completed using a combination of RC, diamond core (“DD”) and RC with a diamond core tail (“RCD”). The transition to DD drilling is a result of either increasing groundwater levels and an inability to maintain a dry sample, or excessive drillhole deviation.

Increasing amounts of information, including drilling and modelling, at Antenna, Agouti, Ancien, Boulder and Koula as well as the less advanced propects (P3, Gabbro, Porphyry, Kwenko West, etc.; refer to Figure 32) is helping improve the regional understanding and deposit controls, as well as the structural evolution of the system. Additionally, advanced processing and interpretation of geochemical and geophysical datasets continues to identify and refine exploration targets. This work is ongoing as the exploration models evolve with time and additional deposits are tested.

Roxgold Report № R2021.001	53

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

9	Exploration

Prior to Roxgold’s acquisition of the project in April 2019 and outlined in Section 6.2, exploration at the property has been undertaken by Randgold (pre-2012), Apollo (2012–2016) and Newcrest (2016–2018). This previous exploration included construction of a 40 -person exploration camp and core storage/logging facilities, geological mapping, purchase and interpretation of aeromagnetic data, soil, trench and artisanal dump sampling, AC, RC, RCD and DD drilling.

Since the acquisition of the project in April 2019, Roxgold has completed reconnaissance AC and RC drilling at Ancien, Agouti, Boulder, Bouti, P1, Elephant, Folly, P3, Kwenko West, Gabbro, Porphyry, Rollier, Sunbird and Winy, and resource definition RC and DD drilling at Antenna, Ancien, Agouti, Boulder and Koula.

Xcalibur Airborne Geophysics Pty Ltd of South Africa completed an aeromagnetic/radiometric survey across the project in December 2019 and January 2020, with the results used to further enhance the prospectivity mapping and structural understanding of the mineralization controls (Figure 21 and Figure 22). Advanced data processing and associated physical properties measurements are in progress to facilitate further detailed interpretation of this data.

Roxgold Report № R2021.001	54

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

740000E
750000E
910000N
900000N
890000N
880000N
Roxgold
PR-638
P3
Barana
Porphyry
Gabbro
Koula
Agouti
Bouti
Antenna
Boulder
Antenna South
Kwenko West
P1
Kwenko
Ancien
Siakasso North
P7
Siakasso
PE-56
PR-638
N
0
2.5
5 km
Kabako South

Figure 21: Xcalibur 2019/2020 Séguéla aeromagnetics/radiometrics survey – grey scale 2nd vertical derivative of TMI magnetics imagery

Roxgold Report № R2021.001	55

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

740000E
750000E
910000N
900000N
890000N
880000N
Roxgold
PR-638
P3
Barana
Porphyry
Gabbro
Koula
Agouti
Bouti
Antenna
Boulder
Antenna South
Kwenko West
P1
Kwenko
Ancien
Siakasso North
P7
Siakasso
PE-56
PR-638
N
0
2.5
5 km
Kabako South

Figure 22: Xcalibur 2019/2020 Séguéla aeromagnetics/radiometrics survey – total count radiometrics imagery

Roxgold Report № R2021.001	56

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

At the time of Roxgold’s acquisition in April 2019, 28 prospects were identified from historic geochemistry and geophysical surveys with exploration activities actively drill testing nine of these in 2019 and 2020. Ongoing prospect mapping, mapping and sampling of artisanal workings, rock chip sampling and auger sampling, in conjunction with interpretation of existing geochemical and geophysical datasets, has so far identified 29 new prospects (Figure 23). Only six of these newly identified prospects (Koula, Folly, Winy, Rollier, Sunbird and Elephant) have received any drilling to date. The discovery of the Koula deposit, Roxgold’s first discovery on the Séguéla Property, is directly attributable to these target generation activities.

Roxgold Report № R2021.001	57

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

740000E
750000E
910000N
900000N
890000N
880000N
Roxgold
PR-638
P3
Barana
Porphyry
Gabbro
Koula
Agouti
Bouti
Antenna
Boulder
Antenna South
Kwenko West
P1
Kwenko
Ancien
Siakasso North
P7
Siakasso
PE-56
PR-638
N
0
2.5
5 km
Kabako South

Figure 23: Seguela prospects superimposed on gridded auger and soil gold (Au) geochemistry. Background image is 2VD TMI magnetics

Roxgold Report № R2021.001	58

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

To further assist with the interpretation of multielement geochemistry, a representative suite of eighteen core samples from the Antenna, Boulder, Agouti, Ancien and Gabbro prospects was submitted for petrographical analysis in February 2020. A summary of the lithologies, alteration, veining and mineralization assemblages is presented below.

•	Ancien Prospect (11 samples):

Least-altered meta-quenched basalts (SGRD513, 99.12m; _117.71m; _224.31m) are composed of weakly foliated prograde metamorphic assemblages (actinolite, chlorite, epidote, albite, quartz, titanite, sulfide, biotite, magnetite) of the lower to middle greenschist facies. Drab yellow high intensity alteration selvages (epidote, quartz, calcite, biotite, magnetite) flank space-filling veins (quartz, calcite, albite, chlorite, biotite, magnetite, anhydrite). The mineralogy and through- going nature of the veins, together with weak foliation in the veins of _117.71m, suggests that the space-filling deposits formed as synmetamorphic veins, and are not interpreted as inter-pillow fillings.

Intrusive igneous rocks are distinguished as felsic porphyries and lamprophyre:

Foliated altered meta-felsic porphyries (SGRD513, 195.94m; _199.00m) are characterised by sparsely porphyritic igneous texture (plagioclase-phyric dacite porphyry, _195.94) or by micrographic groundmass texture (aphyric micrographic micro-granodiorite, _199.00m). Both types have been modified by ductile deformation and associated foliated alteration (albite, sericite, biotite, chlorite, calcite, sulfide) in middle greenschist facies P-T conditions; they intruded the basic wallrocks with pre-metamorphic pre-deformation timing.

Foliated altered meta-lamprophyre (SGRD521, 324.11m) is composed of a foliated metamorphic alteration assemblage (albite + chlorite + calcite + biotite + ilmenite + pyrite + tourmaline) and veinlets (calcite + biotite + tourmaline). Despite the strong metamorphic alteration and deformation effects, an intrusive lamprophyric protolith is supported by uniformly-spaced biotite- altered elongated ferromagnesian phenocryst sites, and a calc-alkaline lamprophyre association is supported by presence of albite-altered plagioclase in the groundmass.

Brittle/ductile deformation and infiltration by sulfide-gold mineralising silica-CO2-S-Ca-Fe-K (- Au)-bearing hydrothermal fluid in an orogenic shear-zone environment occurred as part of the lower to middle greenschist metamorphic event and modified both the mafic and felsic wallrocks. Open fractures were filled by space-filling veins, producing early calcite-spotted grey veins (calcite, quartz, pyrrhotite, sericite, pyrite, chalcopyrite) and later massive white quartz-rich veins (quartz, calcite, pyrrhotite, apatite, pyrite, chalcopyrite, native gold), both of which were modified by ongoing ductile deformation. Fluid inclusions in the vein-forming quartz and carbonate are locally preserved but mostly have been destroyed by recrystallisation of those minerals in response to deformation. Strong deformation and alteration of meta-mafic and meta-felsic wallrocks produced foliated alteration assemblages (albite, chlorite, sericite, biotite, calcite, pyrrhotite, pyrite, ilmenite, rutile, chalcopyrite, native gold). High-intensity proximal alteration marginal to veins is characterised by higher sericite, biotite and sulfide, and lower albite and chlorite abundances. The presence of native gold in both veins and wallrock confirms that native gold formed by precipitation from the fluid in the veins and by fluid/wallrock reaction mechanisms. Features which support elevated P-T conditions in the middle greenschist facies include presence of biotite, pyrrhotite > pyrite, and calcite as the carbonate phase (not dolomite).

Roxgold Report № R2021.001	59

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

•	Boulder Prospect (3 samples):

Similar protoliths, deformation and alteration/mineralisation are observed in the Boulder Prospect samples. Felsic porphyries similar to those at Ancien were characterised by primary micrographic groundmass (SGRD437, 77.25m; _122.96m; _126.70m). They had intruded metabasic wallrocks (_122.96) prior to strong ductile deformation, fluid infiltration and veining. In both rock types, this produced discontinuous (disrupted, recrystallised) space-filling veins (quartz, calcite, biotite, pyrite, native gold) and associated wallrock alteration (albite, biotite, calcite, sericite, chlorite, rutile, pyrrhotite, pyrite, chalcopyrite).

•	Antenna Prospect (1 sample):

Deformed, veined and sericite-sulfide-biotite altered meta-vitric rhyolite (SGDD002, 26.30m) initially formed by rapid quenching to form minor quartz phenocrysts in abundant glassy groundmass. Lack of preserved flow-banding suggests the rock may have formed as an intrusive/extrusive body (eg lava flow-dome). Strong brittle/ductile deformation and infiltration by silica-CO2-S-Ca-Fe(-Au)- bearing hydrothermal fluid produced deformed space-filling veins (quartz, calcite, pyrite, pyrrhotite, biotite, native gold) and foliated laminated wallrock alteration (albite, muscovite/sericite, pyrite, pyrrhotite, biotite, rutile).

•	Agouti Prospect (1 sample):

Veined and altered meta-quartz diorite porphyry (SGDD043, 107.08m) initially crystallised in a relatively small intrusion to form a moderate proportion of phenocrysts (plagioclase > ferromagnesians likely hornblende >> quartz) in fine-grained massive holocrystalline groundmass (plagioclase >> ferromagnesians > quartz). This rock was more porphyritic, compositionally less fractionated, and lacks the micrographic groundmass of the felsic porphyries at Ancien and Boulder. Fracturing and infiltration by hydrothermal fluid at lower to middle greenschist P-T conditions produced space-filling veins (quartz + calcite + minor chlorite + muscovite + rutile + biotite) and associated wallrock alteration (albite + sericite + chlorite + biotite + calcite + rutile). The rock displays non-foliated wallrock alteration and lack of vein recrystallisation, indicating lower-strain conditions than at Ancien and Boulder.

i.	Gabbro Prospect (2 samples)

Sheared, veined and altered meta-basic and meta-felsic rocks display similar high strain, veining and alteration as at Ancien and Boulder. Primary features of the protoliths have been obscured by the high strain and high intensity of alteration. Brittle/ductile deformation and infiltration by silica-CO2-S-Ca-Fe-K(-B-Au)-bearing hydrothermal fluid produced space-filling veins (quartz, calcite, pyrrhotite, pyrite, biotite, chlorite, chalcopyrite) which are elongated and deformed in the foliation, and display complete recrystallisation of their primary vein-forming quartz and calcite. Meta-basic wallrock (SGRD233, 197.41m; _206.30m) is replaced by a foliated alteration assemblage (plagioclase, biotite, pyrrhotite, pyrite, rutile, ilmenite, tourmaline, chalcopyrite) and meta-felsic wallrock (SGRD233, 197.41m) is replaced by a similar but more felsic assemblage (plagioclase, biotite, sericite, pyrrhotite). No native gold has been observed despite careful scanning at high power. A somewhat higher temperature in the middle greenschist facies is inferred for the Gabbro alteration, as supported by abundant biotite, minor to absent sericite and chlorite, dominant pyrrhotite with only trace pyrite, and presence of ilmenite with rutile as Ti- minerals.

Roxgold Report № R2021.001	60

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Exploration activities are ongoing with mapping and auger geochemistry continuing to identify and define priority targets for follow up aircore, RC and diamond drilling.

Roxgold Report № R2021.001	61

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

10	Drilling

10.1	Summary of Drilling

Drilling across the Project has been conducted by Apollo and Newcrest, and since April 2019 by Roxgold. No details are available regarding the depths and locations of RC drillholes completed by Apollo in 2014.

10.1.1	Historic Drilling

Between March 2016 and December 2017, Newcrest conducted a campaign of drilling over the Antenna prospect which included preliminary reconnaissance AC drilling, then resource definition RC, DD and RCD drilling. In total, 38,104.3 m of drilling was completed by Newcrest over the Antenna prospect. Table 16 summarises the Newcrest drilling by hole type and year.

Table 16: Summary of Newcrest drilling over the Séguéla Project 2016 and 2017

Prospect	Year	Hole Type	No. of Collars	Total Metres
Antenna	2016	AC	544	8,057
	2017	AC	189	3,097
	2016	DD	2	310.9
	2017	DD	25	5,479.6
	2016	RC	9	978
	2017	RC	79	9,080
	2016	RCD	14	2,721.3
	2017	RCD	41	8,380.4
Total			903	38,104.3
Agouti	2017	AC	992	9,871
	2017	RC	14	2,177
	2017	DD	1	102.4
	2018	AC	100	1,187
	2018	RC	5	840
Total			1,112	14,177
Boulder	2017	AC	1,196	13,844
	2017	RC	5	557
	2017	RCD	1	141.5
	2018	AC	50	898
	2018	RC	9	1,271
	2018	RCD	1	185
Total			1,262	16,897
Ancien	2018	AC	92	1,756
	2018	RC	2	221
	2019	RCD	1	141.3
Total			95	2,118

Newcrest’s 150 RC, DD and RCD holes totalling 26,065 m define the Antenna deposit on drillhole spacings that range from 20 m to 100 m apart along a strike extent of 1,700 m. Newcrest also completed a total of 33,192.2 m of AC, RC, DD and RCD drilling at Agouti, Ancien, and Boulder prior to April 2019.

Roxgold Report № R2021.001	62

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

10.1.2	Roxgold Drilling

Since April 2019, Roxgold has carried out resource drilling programs at Antenna, Agouti, Ancien, Boulder and Koula deposits (Table 17). All drilling at the Séguéla Project has been carried out using a third-party drill contractor (Geodrill Ltd).

Drilling at the Antenna deposit was designed to infill and upgrade areas of Inferred Mineral Resource to Indicated Mineral Resource, as well as extending areas of open mineralization.

Drilling at the Agouti, Ancien, Boulder and Koula deposits were designed to advance the projects through the stages of Mineral Resource confidence, with RC, RCD and DD drilling on an initial nominal 50m x 50m spacing for an Inferred Mineral Resource confidence, and subsequent infilling to a nominal 25m x 25m spacing for an Indicated Mineral Resource confidence (refer to Section 14). Drilling is ongoing at both the Ancien and Koula deposits with down-dip exploratory drilling.

AC drilling was used for geochemical data collection and is not used for any resource modelling.

Drill hole locations for the Antenna (Figure 24), Ancien (Figure 25), Agouti (Figure 26), Boulder (Figure 27) and Koula (Figure 28) deposits are shown by drill type with typical cross-section provided for Antenna (Figure 29), Ancien (Figure 30), Koula (Figure 31), Agouti (Figure 32) and Boulder (Figure 33) deposits showing modelled mineralisation.

Roxgold Report № R2021.001	63

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 17: Summary of Roxgold Séguéla Project resource drilling

Project	Hole Type	No. of Collars	Total Metres	Nominal Grid Spacing
Antenna	DD*	8	1,089.2	25m x 25m
	RC	68	5,640.5	25m x 25m
	RCD	13	2,461.8	25m x 25m
	DD	1	162.3	50m x 50m
	DD*	9	744.2	25m x 25m
Agouti	RC RC	48 140	4,917 13,030	50m x 50m 25m x 25m
	RCD	1	201.4	50m x 50m
	RCD	12	2,074.6	25m x 25m
	DD*	5	662.95	25m x 25m
	RC	29	3,386	50m x 50m
Ancien	RC	42	3,677	25m x 25m
	RCD	7	1,406.4	50m x 50m
	RCD	77	16,983.7	25m x 25m
Boulder	DD*	1	107.3	50m x 50m
	RC	34	4,359	50m x 50m
	RC	122	12,749	25m x 25m
	RCD	5	1,170.6	50m x 50m
	RCD	3	491	25m x 25m
	DD*	8	1,283.4	50m x 50m
	RC	32	3,791	50m x 50m
Koula	RC	34	3,286	25m x 25m
	RCD	21	5,583	50m x 50m
	RCD	58	11,012.1	25m x 25m
Total		778	100,269.45

*DD includes geotechnical diamond drilling

Roxgold Report № R2021.001	64

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

All Antenna Drilling
Roxgold Drilling
DD
RC
RCD
Newcrest Drilling
AC
DD
RC
RCD
741500mE
742000mE
895500mN
895000mN
894500mN
894000mN
Antenna
N
0
100
200
300
400m
metres
Roxgold

Figure 24: Antenna deposit collar plan showing mineralisation wireframes (red) and drillholes symbolised by company and hole type

Roxgold Report № R2021.001	65

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

889000mN
743000mE
889000mN
743500mE
All Ancien Drilling
Roxgold Drilling
DD
RC
RCD
Newcrest Drilling
AC
DD
RC
RCD
888500mN
888500mN
Ancien
N
0
50
100
150
200m
Roxgold

Figure 25: Ancien deposit collar plan showing mineralisation wireframes (red) and drillholes symbolised by company and hole type

Roxgold Report № R2021.001	66

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

All Agouti Drilling
Roxgold Drilling
DD
RC
RCD
Newcrest Drilling
AC
DD
RC
RCD
744500mE
745000mE
897000mN
896500mN
896000mN
Agouti
N
0
100
200
300
400m
Roxgold

Figure 26: Agouti deposit collar plan showing mineralisation wireframes (red) and drillholes symbolised by company and hole type

Roxgold Report № R2021.001	67

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

All Boulder Drilling
Roxgold Drilling
DD
RC
RCD
Newcrest Drilling
AC
DD
RC
RCD
743500mE
744000mE
894500mN
894500mN
894000mN
894000mN
893500mN
893500mN
Boulder
N
0
100
200
300
400m
744000mE
Roxgold

Figure 27: Boulder deposit collar plan showing mineralisation wireframes (red) and drillholes symbolised by company and hole type

Roxgold Report № R2021.001	68

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

All Koula Drilling
Roxgold Drilling
DD
RC
RCD
Newcrest Drilling
AC
DD
RC
RCD
Koula
742500mE
742750mE
743000mE
895750mN
895500mN
895250mN
N
0
50
100
150
200
metres
Roxgold

Figure 28: Koula deposit collar plan showing mineralisation wireframes (red) and drillholes symbolised by company and hole type

Roxgold Report № R2021.001	69

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 29:      Antenna deposit cross-section (894,725mN) showing modelled mineralisation

Roxgold Report № R2021.001	70

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Seguela Gold Project
Antenna Deposit
Au (ppm)
< 0.0
0.0 to 0.1
0.1 to 0.2
0.2 to 0.5
0.5 to 1.0
1.0 to 5.0
5.0 to 10.0
10.0 to 30.0
>= 30.0
Topographic Surface
Top of Fresh Rock
US$1,700 Pit Shell
Modelled Mineralisation
Scale
1:1000
Plot Date: 19 Jan 2021
Sheet: 1 of 1
Cross-section 888,560mN towards 007 degrees (+/-12.5m)
Created By: Hans Andersen
SGRC465
SGRD526
SGRD731
SGRC466
SGRD732
SGRD527
SGRD529
SGRD532
SGRD758
SGRD533
SGRD762
743050mE
743100mE
743150mE
743200mE
743250mE
743350mE
350m
300m
250m
200m
150m

Figure 30:      Ancien deposit cross-section (888,560mN) showing modelled mineralisation

742500mE
895500mN
742550mE
742600mE
742650mE
895450mN
742700mE
742750mE
742850mE
742900mE
450m
400m
350m
300m
250m
200m
SGRD961
SGRD1036
SGRD1066
SGRD935
SGRD1039
SGRC928
SGRD1037
SGRC925
SGRC1035
SGRC924
Seguela Gold Project
Koula Deposit
Roxgold
Au (ppm)
< 0.0
0.0 to 0.1
0.1 to 0.2
0.2 to 0.5
0.5 to 1.0
1.0 to 5.0
5.0 to 10.0
10.0 to 30.0
>= 30.0
Topographic Surface
Top of Fresh Rock
US$1,700 Pit Shell
Modelled Mineralisation
10 0 10 20m
Scale
1:1250
Plot Date: 22-Mar-2021
Sheet: 1 of 1
Plot File: Vizex
Cross-section 895,435mN towards 020 degrees (+/-12.5m)
Created By: Hans Andersen

Figure 31:      Koula deposit cross-section (895,435mN) showing modelled mineralisation

Roxgold Report № R2021.001	71

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

744600mE
896450mN
744650mE
744700mE
896400mN
744750mE
SGRC627
SGRC495
350m
300m
250m
Segrela Gold Project
Agouti Deposit
Roxgold
Topographic Surface
Top of Fresh Rock
Modelled Mineralisation
Scale
Plot File: Vizex
Cross-section 896,425mN towards 020 degrees (+/-12.5m)

Figure 32:      Agouti deposit cross-section (896,425mN) showing modelled mineralisation

Roxgold Report № R2021.001	72

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

894100mN
743450mE
743550mE
894000mN
743600mE
893950mN
SGRC250
SGRC433
SGRC207
SGRD437
SGRC246
SGRC675
400m
350m
300m
Segucla Gold Project
Boulder Deposit
Roxgold
Au (ppm)
< 0.0
0.0 to 0.1
0.1 to 0.2
0.2 to 0.5
0.5 to 1.0
1.0 to 5.0
5.0 to 10.0
10.0 to 30.0
>= 30.0
Topographic Surface
Top of Fresh Rock
Modelled Mineralisation
Scale
Sheet 1 of 1
Plot File: Vizex
Cross-section 893,980mN towards 035 degrees (+/-12.5m)
Created By: Hans Andersen

Figure 33:      Boulder deposit cross-section (893,980mN) showing modelled mineralisation

10.2            Drill Techniques and Procedures

10.2.1          Apollo RC Drilling

Drilling and sampling techniques and procedures for Apollo RC drilling are unknown.

10.2.2          Newcrest and Roxgold AC and RC drilling

For Newcrest and Roxgold drilling, AC and RC samples were collected from the face sampling auger bit (AC) or face sampling pneumatic hammer (RC - 5.25-inch diameter) via the inside return tube in their entirety, into 60-litre plastic sample bags. Samples were kept dry through the use of sufficient air pressure during drilling to exclude both dust suppression water injected during drilling and preclude the influx of groundwater.

In the case of RC drilling, if wet samples were encountered by the Newcrest or Roxgold geologists at the time of drilling, the drilling contractor was given a further 2 m to return to dry sampling, otherwise the methodology was switched to a diamond core tail.

10.2.3          DD drilling

HQ or NQ2 diameter diamond drill core was retrieved via conventional wireline methods and placed into metal core trays, which were clearly marked with hole IDs and depth ranges, on an embossed aluminium permatag attached to the core tray.

Roxgold Report № R2021.001	73

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

10.3           Drill Logging

10.3.1          Newcrest and Roxgold AC and RC Logging

RC and AC drilling samples were logged at the rig from drill spoils on a per-metre basis, with reference samples of the drill chips for every metre of RC drilling completed collected into plastic chip trays, clearly labelled with their respective depths and hole IDs and stored under cover at the Séguéla camp sample storage racks (Figure 34).

Figure 34:      RC chip tray storage facilities – Séguéla Project

Geological logging was conducted by the supervising geologists using a set of standardised Newcrest/Roxgold codes for geology, alteration and veining. Structural measurements were collected using a kenometer aligned to the bottom of hole orientation line on the core of each drillhole.

All logging was undertaken by qualified geologists. The level of detail in the logging is considered by Roxgold to be appropriate for use in Mineral Resource estimation.

10.3.2          DD Core Logging

All Newcrest and Roxgold drill core was depth marked and orientated at the drilling site by trained field technicians. Orientation marks from each core run were aligned along pieces of core on a per-tray basis.

Roxgold Report № R2021.001	74

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

The orientation marks were then drawn on the core as a continuous line where possible; solid lines indicating well oriented core aligned between at least two orientation marks. Dashed lines were used to represent core that aligned to only a single orientation mark (lower confidence). Orientated and depth marked drill core was retrieved from the operating drill rigs at least daily and returned to the core storage and logging facilities at the Séguéla exploration camp. Core to be logged was racked in entire holes at working height, and the core was then logged for recovery (%) per core run, and geotechnical parameters such as natural breaks per metre, and rock quality designation.

Geological logging was conducted by the supervising geologists using a set of standardised Newcrest/Roxgold codes for geology, alteration and veining. Structural measurements were collected using a kenometer aligned to the orientation line on the core of each drillhole.

All logging was undertaken by qualified geologists. The level of detail in the logging is considered appropriate by the Qualified Person for use in Mineral Resource estimation.

10.4            Drill Sampling

10.4.1          AC and RC Sampling

Aircore and RC drilling spoils were collected at the drill rig on a per-metre basis in their entirety into plastic sample bags (60-litre bags). Sufficient air was used in both AC and RC drilling to maintain dry samples and to ensure very high percentages of recovery per-metre. The Qualified Person is satisfied that samples recoveries for RC drilling were near complete, and unlikely to materially affect the accuracy or reliability of results. Should the supplied air for each drilling method be insufficient to maintain a dry hole and to adequately lift the sample, the drilling contractor was permitted a further 2 m of drilling to rectify the situation before the hole was terminated prematurely by the supervising geologist. Samples are then riffle split the samples at the rig site through a standalone three-tier splitter to yield a 12.5% split collected in a pre-numbered calico sample bag for submission to the analytical laboratory. The remaining rejects were stored at the collar site until assay results for that particular hole were returned.

Once assays had been received, only coarse reject samples corresponding to significant intercepts (>0.2 ppm Au) were retained, with bulk rejects bags stored at the Séguéla exploration camp in bag farms proximal to the core storage and logging facilities. Reject sample security was maintained through the positioning of the bag farm proximal to the continuously manned camp, and the movement and storage of samples being supervised by Company staff. Security of reject samples is not considered a material risk. The remaining samples bags were emptied into a purpose-dug pit, and backfilled.

Roxgold has maintained the same sampling techniques as previously carried out by Newcrest.

10.4.2          DD Core Sampling

Following logging and metre marking of the core, intervals selected for assay were cut sub-parallel and slightly offset to the orientation mark using Almonte™ automated core saws. Core was sampled comprehensively from top to bottom of hole on standardised 1 m intervals and half-core samples were placed into pre-numbered calico bags for submission. The same side of the core was consistently sampled down each hole. Samples were exclusively collected at whole metre intervals and were not broken or truncated at geological boundaries. The decision to do so was driven by the desire to maintain a uniform sample support across all styles of drilling.

Roxgold Report № R2021.001	75

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

The unsampled half-core was replaced in the respective core trays and stored at the Séguéla exploration camp.

Roxgold has maintained the same sampling techniques as previously carried out by Newcrest.

10.5            Drillhole Surveying

10.5.1          Collar Surveying

No record has been recovered of the survey methods used to locate collars drilled by Apollo.

Collar surveying for Newcrest and Roxgold drilling was completed on an ad-hoc campaign basis by commercial surveyors using RTK global positioning system (GPS) equipment. Surveys are reported to be accurate within 0.1 m. No significant errors were noted in the location of the drillholes selected.

10.5.2          Downhole Surveying

No details are available of the downhole survey methods used by Apollo.

Newcrest and initial Roxgold RC, DD and RCD drillholes were all surveyed downhole at 18 m, 30 m and 50 m depths, then at either 15 m, 30 m or 50 m intervals, thereafter, depending on observed deviation. Reflex EZ-SHOT equipment was used to conduct the surveys “in-rod”. From January 2020 onwards downhole directional surveys for resource drilling were routinely conducted using a north-seeking Reflex EZ-GYRO, with the Reflex EZ-SHOT retained for backup and survey check purposes. Gyro surveys were generally conducted at 12 m or 24 m intervals depending on the severity of drillhole deviation. Gyroscope surveys are prioritized over EZ-SHOT surveys in the database. AC holes being typically short (maximum depth 42 m) were not surveyed downhole as deviation was not, and is not, considered to be a material risk over such lengths.

10.6            Representative Drill Sections

Representative drill sections for the Antenna (Figure 29), Ancien (Figure 30), Koula (Figure 31), Agouti (Figure 32) and Boulder (Figure 33) deposits are shown in Section 10.1.2.

Roxgold Report № R2021.001	76

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

11	Sample Preparation, Analyses and Security

11.1            Onsite Sample Preparation

Sampling techniques for Apollo drilling have not been recorded.

For Newcrest and Roxgold drilling, AC and RC samples were collected from the face sampling bit (AC) or face sampling pneumatic hammer (RC at 5.25-inch diameter) via the inside return tube in their entirety, into 60-litre green plastic sample bags. Samples were kept dry through the use of sufficient air pressure during drilling to exclude both dust suppression injected water during drilling and preclude the influx of groundwater. In the case of RC drilling, if wet samples were encountered by the geologists at the time of drilling, the drilling contractor was given a further 2 m to return to dry sampling, otherwise the methodology was switched to a diamond core tail. Whole samples collected were split to a 12.5% sample through a three-tier riffle splitter by Newcrest or subsequently by Roxgold employees and collected in a pre-numbered calico or plastic sample bag.

Following logging and metre marking of the core, intervals selected for assay were cut sub-parallel to the orientation mark using Almonte™ automated core saws, and half-core samples at whole metre lengths were placed into pre-numbered calico or plastic bags for submission. Samples were exclusively collected at whole metre intervals and were not broken or truncated at geological boundaries. The decision to do so was driven by the desire to maintain a uniform sample support across all styles of drilling.

11.2            Laboratory Sample Preparation

Samples were submitted to ALS Laboratories in Yamoussoukro for preparation for analysis. ALS Laboratories is independent of the Issuer. In the case of diamond core, the pieces of core submitted are passed through a primary crush via oscillating jaw crushers to a >70% pass through a <2 mm size. The AC, RC and DD core samples are then passed through a riffle splitter to achieve a 250 g split. This split material is pulverised in its entirety to a >85% pass through 75 µm. This pulp is then rolled on a plastic sheet for homogenisation, and an aliquot is taken to fill a paper Geochem bag (approximately 200 g).

11.3            Sample Security

No information is available for the Apollo drilling sample security.

For Newcrest and Roxgold AC, RC, and DD drilling, samples were collected by trained staff, placed into pre-numbered calico or plastic bags, then placed into double bagged polyweave bulk bags which were wire or zip tied closed and shipped by commercial courier to the ALS preparation laboratory in Yamoussoukro where they were taken into custody with a signed receipt.

Prepared samples from the Yamoussoukro laboratory were then shipped via commercial courier to ALS’s analytical facility in either Ouagadougou, Burkina Faso, or Kumasi, Ghana.

The Qualified Person believes the security and integrity of the samples submitted for analyses is un-compromised, given the adequate record keeping, storage locations, sample transport methods, and the analytical laboratories’ chain of custody procedures.

Roxgold Report № R2021.001	77

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

11.4            Analytical Method

Assaying techniques for Apollo drilling are not documented. No drilling undertaken by Apollo is used in the Mineral Resource estimate.

Samples submitted for assay by Newcrest and Roxgold were analysed by ALS by fire assay of a 50 g charge using an atomic absorption spectroscopy (AAS) finish (ALS code Au-AA24). Samples returning >10,000 ppb Au were reanalysed by fire assay of a 50 g charge with a gravimetric finish (ALS code Au-GRA22). From December 2019, all samples with visible gold noted in drillhole logging, or returning >50,000 ppb Au from the routine fire assay (FA) analysis, were also analysed by the screen fire assay (SFA) technique (ALS code Au_SCR24 – 106 micron metal screen) to determine the percentage of gold present in the coarse fraction versus the fine fraction. These analytical techniques are considered total and appropriate for the style of mineralisation. Results of the SFA analysis as of the effective report date indicate a reasonable correlation with the primary FA analysis.

ALS laboratories are independent of Roxgold, and all consultants associated with the preparation of this report. ALS maintain certification in accordance with the most relevant quality certification standards for the activities which they undertake, namely ISO9001:2015 for survey/inspection activity and ISO 17025:2005 UKAS ref 4028 for laboratory analysis. Other than initial sample collection splitting and bagging at the Séguéla Project, Company personnel and its consultants and contractors were not involved in the laboratory sample preparation and analysis.

It is the Qualified Person’s opinion that security, sample collection, preparation and analytical procedures undertaken on the Séguéla Project during the 2016 to 2021 drill programs are appropriate for the sample media and mineralisation type and conform to industry standards.

11.5           Bulk Density Determinations

Bulk density values for the Antenna, Ancien, Agouti, Boulder and Koula deposits have been determined for each individual lithology via the collection of a density dataset (>1,000 measurements) using the Archimedes method (water immersion measurements) based on drill core sampled across each of the deposits. Newcrest and Roxgold personnel on site were responsible for the collection of this data according to standardised density data collection procedures common to all Newcrest global operations and continued by Roxgold. Where density measurements had not been collected for a particular lithotype (e.g. friable or unconsolidated oxides/alluvial sediments) reference densities were assigned from the AusIMM Field Geologist’s Manual (AusIMM, 2001). Density values applied to mineralisation were those of the rhyolite lithotype (2.75 t/m3) at the Antenna deposit.

Figure 35 shows the distribution of density measurements across the Antenna deposit, as an example of spatial distribution, while Table 18 details the values applied to each lithotype in the respective block models.

Roxgold Report № R2021.001	78

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 35:      Distribution of density measurements within the Antenna deposit (mineralisation wireframes shown for reference)

Table 18:        List of applied bulk density values – Séguéla Project

Deposit	Antenna	Ancien	Agouti	Boulder	Koula
Lithotype	Density measurement (g/cm3)
Rhyolite	2.75	2.69	2.69	2.67	-
Basalt (mafic)	3	2.84 to 2.98	2.81	2.81	2.97 to 2.99
Volcaniclastic rock	2.73	-	-	-	-
Ultramafic rock	3.2	-	-	-	-
Mylonite	-	2.82	-	-	-
Oxide	1.9	1.8 to 2.2	1.8 to 2.2	1.8 to 2.2	1.8 to 2.2
Alluvial sediments	1.8	1.2	1.2	1.2	1.8
Mineralisation	2.75	-	-	-	2.85

11.6            Quality Assurance and Quality Control

11.6.1          Overview and Summary of Methodology

No documented quality assurance (QA) protocols or quality control (QC) procedures are available for the Apollo drilling.

Drilling conducted by Newcrest and Roxgold was subject to a well-established routine series of QA protocols, with defined QC procedures and parameters for assessment of assay data. Sample preparation is subject to ALS Laboratories standard QA protocols designed to ensure consistently homogeneous and representative analytical sub-samples. Site protocol ensures routine use of blind certified reference material (CRM) insertions into the sample stream which include blank samples at a nominal rate of 1:25, and also insertion of field duplicates and coarse crush re-split duplicates. During active drill campaigns a selection of pulps from significant drill intersections are also re-submitted to a second, independent check laboratory for analysis.

Roxgold Report № R2021.001	79

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

QC results are automatically scanned upon receipt and loading of digital data from the analytical laboratory (daily during active drilling campaigns) and are flagged using a set of predetermined thresholds for CRMs/blanks. Samples outside tolerance trigger an investigation conducted by the supervising site geologists, and if more than one CRM “fails” within a submitted batch, the entire batch is re-assayed. Assay data is held in quarantine until the review of the daily QC report has been conducted and approved by the supervising geologist to maintain database hygiene.

11.6.2          Database

The database for the Séguéla Project is currently maintained in Maxwell’s Datashed™ system, managed by two database administrators from the Séguéla exploration office. Data collected in the field (geological logging, collar information, drillhole metadata) is collected digitally onto a Toughbook™ laptop, validated daily at the end of shift by the supervising geologist and then digitally synchronised directly into the database. Additional validation checks are completed weekly by the administrators for relational consistency within the data collected that week (from-to sample interval overlaps, data exceeding recorded holes depths, missing data intervals etc.).

11.6.3          Certified Reference Materials

Analytical data accuracy is monitored through the insertion of CRMs (standards and blanks) into the sample stream. These CRMs are sourced from three main commercial suppliers globally (OREAS – Australia, Geostats Pty Ltd – Australia, AMIS – South Africa). Table 19 provides a listing of CRM IDs and expected reference values from round-robin testing.

Table 19: CRM list for Newcrest and Roxgold drilling and assaying

Standard ID	Element	Units	Expected value	Standard deviation
AMIS0214	Au	ppm	1.68	0.08
AMIS0261	Au	ppm	1.12	0.05
AMIS0333	Au	ppm	3.73	0.14
AMIS0401	Au	ppm	6.54	0.13
AMIS0432	Au	ppm	0.36	0.08
AMIS0440	Au	ppm	1.74	0.04
AMIS0441	Au	ppm	2.44	0.113
AMIS0484	Au	ppm	0.015	0.008
AMIS0473	Au	ppm	0.41	0.0140
AMIS0571	Au	ppm	0.592	0.0352
AMIS0577	Au	ppm	0.015	0.0016
ORE15F	Au	ppm	0.334	0.016
ORE19A	Au	ppm	5.49	0.1
ORE204	Au	ppm	1.043	0.039
ORE206	Au	ppm	2.197	0.081
ORE207	Au	ppm	3.472	0.13
ORE209	Au	ppm	1.58	0.044
ORE214	Au	ppm	3.03	0.082
ORE219	Au	ppm	0.760	0.024
ORE221	Au	ppm	1.06	0.036
ORE229	Au	ppm	12.11	0.206
ORE252	Au	ppm	0.674	0.022

Roxgold Report № R2021.001	80

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Standard ID	Element	Units	Expected value	Standard deviation
ORE67A	Au	ppm	2.238	0.096
OREH5	Au	ppm	0.047	0.006
OXA71	Au	ppm	0.0849	0.0056
OXA89	Au	ppm	0.0836	0.0079
OXC109	Au	ppm	0.201	0.008
OXC72	Au	ppm	0.205	0.008
OXI67	Au	ppm	1.817	0.062
YCRM015	Au	ppm	0.015	0.0075

Analytical values for a given standard that lie outside a tolerance of ± 2 standard deviations from the reference value are considered warnings. Should two or more CRMs within a batch trigger warnings, the batch is considered to have failed with respect to accuracy; it is re-assayed, and an investigation is mounted into the causes of the spurious results. If a CRM returns a value outside ±3 standard deviations from the reference value, it is deemed to have failed and the batch is re-assayed, and an investigation mounted.

A summary of the warnings and failure for all drilling programs between 2016 and 2021 is presented in Table 20. Control charts for all available CRM data are presented in Figure 36 to Figure 66.

Table 20: QC sample warnings and failures summary

Au standard(s)	No. of samples	Certified expected value	Standard deviation	Failures	Warnings
AMIS0214(a)	142	1.68	0.08	4	21
AMIS0214(b)	16	1.68	0.08	0	4
AMIS0261	194	1.12	0.05	9	13
AMIS0333	21	3.73	0.14	0	0
AMIS0401	39	6.54	0.13	1	4
AMIS0432	402	0.36	0.08	0	0
AMIS0440	544	1.74	0.04	0	3
AMIS0441	481	2.44	0.113	0	5
AMIS0484	636	0.015	0.008	1	1
AMIS0473	08	0.41	0.0140	0	0
AMIS0571	23	0.592	0.0352	0	1
AMIS0577	499	0.015	0.0016	0	0
ORE15F	42	0.334	0.016	0	1
ORE19A	26	5.49	0.1	8	4
ORE204	191	1.043	0.039	2	12
ORE206	412	2.197	0.081	10	50
ORE207	34	3.472	0.13	2	2
ORE209	79	1.58	0.044	6	14
ORE214(a)	61	3.03	0.082	1	6
ORE214(b)	349	3.03	0.082	4	7
ORE221	66	1.06	0.036	0	4
ORE229	18	12.11	0.206	5	4
ORE252	82	0.674	0.022	4	8
ORE67A	25	2.238	0.096	1	1

Roxgold Report № R2021.001	81

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

OREH5	59	0.047	0.006	0	0
OXA71	18	0.0849	0.0056	4	2
OXA89	8	0.0836	0.0079	0	0
OXC109	10	0.201	0.008	0	0
OXC72	28	0.205	0.008	1	2
OXI67	6	1.817	0.062	0	0
YCRM015	633	0.015	0.0075	0	0

AMIS0214
Au_ppm
2.2
2
1.8
1.6
1.4
1.2
Mean-calc
+3SD-exp
+2SD-exp
Exp-val
-2SD-exp
-3SD-exp
408225
408325
408425
408580
408680
408797
408980
409097
757397
759955
1112980
1113880
1115225
1115480
1115940
1116297
1116525
1117055
1120180
1121140
1121555
1121725
1121955
1125297
1126425
1225625
1226240
1226497
1226655
1226897
1358380
1358997
1359240
1610740
1614240
1717380
Sample ID
Mean-calc
Exp-val
Au_ppm

Figure 36:      CRM control chart AMIS0214(a)

Roxgold Report № R2021.001	82

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 37:      CRM control chart AMIS0214(b)

Roxgold Report № R2021.001	83

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

AMIS0261
Au_ppm
1.5
1.4
1.3
1.2
1.1
1
0.9
0.8
Mean-calc
+3SD-exp
+2SD-exp
Exp...
-2SD-exp
-3SD-exp
757040
757440
758597
758955
759180
759780
1112780
1113325
1113740
1114340
1114497
1114780
1115280
1115880
1116740
1117197
1117855
1121340
1122140
1122540
1123140
1123897
1125197
1125755
1127597
1224025
1359497
Sample ID
Mean-calc
Exp-val

Figure 38:      CRM control chart AMIS0261

Roxgold Report № R2021.001	84

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

AMIS0333
Au_ppm
4.4
4.2
4
3.8
3.6
3.4
3.2
3
+3SD-exp
+2SD-exp
Exp-val
Mean-calc
-2SD-exp
-3SD-exp
1115055
1115155
1115197
1115325
1115497
1115580
1115680
1115780
1115825
1115925
1117480
1117640
1117725
1117797
1121055
1121125
1121240
1121325
1121397
1121480
1121625
Sample ID
Mean-calc
Exp-val
Au_ppm

Figure 39:      CRM control chart AMIS0333

AMIS0401
Au_ppm
Sample ID
7.5
7.3
7.1
6.9
6.7
6.5
6.3
6.1
5.9
5.7
5.5
+3SD-exp
+2SD-exp
Mean-calc
Exp-val
-2SD-exp
-3SD-exp
11150040
11150097
11151140
11152297
11153340
11154425
11154455
11155625
11157740
11157797
11155840
11155897
11155955
11155997
11160080
11161125
11161197
11165597
11166680
11167780
11168897
11169925
11169997
11172297
11179955
11210040
11211097
11211180
11211197
11212297
11212425
11214497
11215540
11217780
11218840
11218880
11211925
11211997
11222155
Mean-calc
Exp-val
Au_ppm

Figure 40:      CRM control chart AMIS0401

Roxgold Report № R2021.001	85

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 41:      CRM control chart AMIS0432

Roxgold Report № R2021.001	86

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 42:      CRM control chart AMIS0440

AMIS0441
Au-ppm
3.1
2.9
2.7
2.5
2.3
2.1
1.9
1.7
+3SD-exp
+2SD-exp
Exp-val
-2SD-exp
-3SD-exp
Mean-Calc
Exp-Val
Au_ppm
Sample ID
1833097
1864225
1861125
1863525
1870625
1869825
1873425
1874697
1872855
1858425
1857597
A597
A5055
A5997
A6255
A10080
A9040
A13540
A23655
A23580
A17725
A26840
A20097
A32240
A14340
A22540
A26340
A48240
A50625
A50197
A54497
A54797
A60897
A33225
A36940
A45997
A28655
A91380
A65980
A78640
A37880
A67140
A57825
A71355
A134180
A133525
A151340
A160140

Figure 43:      CRM control chart AMIS0441

Roxgold Report № R2021.001	87

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 44:      CRM control chart AMIS0484 (Blank)

Figure 45:      CRM control chart AMIS0473

Roxgold Report № R2021.001	88

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

AMIS0571
0.71
0.66
0.61
0.56
0.51
0.46
Au-ppm
Mean-calc
+3SD-exp
+2SD-exp
Exp-val
-2SD-exp
-3SD-exp
A57197
A37355
A92308
A92897
A93597
A78555
A91640
A79755
A130325
A131125
A131180
A130525
A160925
A131655
A160997
A134255
A134355
A150180
A151125
A80697
A160225
A81297
A86297
A81355
A86155
A160180
A86880
A86997
A87055
A87097
A87140
A87255
A95055
A95380
Sample ID
Mean-calc
Exp-Val
Au_ppm

Figure 46:      CRM control chart AMIS0571

BLANK-AMIS0577
Warning limit
EXP-Val
Au-ppm
0.02
0.015
0.01
0.005
0
Sample ID
Exp-Val
Au_ppm
A33508
A33672
A38808
A38972
A60772
A61008
A53772
A39072
A56008
A39972
A45508
A56608
A62408
A57472
A39808
A28808
A65708
A93108
A93872
A78772
A78972
A79672
A37908
A91772
A67072
A67708
A130272
A131172
A160508
A71472
A160872
A134572
A134808
A85108
A134472
A85908
A151308
A81508
A86108
A86808
A87272
A87808

Figure 47:      CRM control chart AMIS0577

Roxgold Report № R2021.001	89

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

ORE15F
Au_ppm
Sample ID
0.45
0.43
0.41
0.39
0.37
0.35
0.33
0.31
0.29
0.27
0.25
+3SD-exp
+2SD-exp
Mean-calc
Exp-val
-2SD-exp
-3SD-exp
110497
759525
1120155
1120940
1125240
1126155
1224840
1225025
1225097
1225180
1225397
1225640
1225825
1614155
1614355
1718125
1718197
1718297
1718425
1718697
1718897
Mean-calc
Exp-val
Au_ppm

Figure 48:      CRM control chart ORE15F

ORE19A
Au_ppm
Sample ID
Mean-calc
+3SD-exp
+2SD-exp
Exp-val
-2SD-exp
-3SD-exp
7
6.5
6
5.5
5
4.5
4
1115255
1117380
1117580
1117680
1122055
1122240
1122340
1122480
1122555
1122597
1122755
1122897
1358078
1358118
1358158
1358240
1358280
1358340
1358397
1358455
1358497
1358555
1358625
1358680
1358725
1358780
Mean-calc
Exp-val
Au_ppm

Figure 49:      CRM control chart ORE19A

Roxgold Report № R2021.001	90

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

ORE204
Au_ppm
Sample ID
Mean-calc
+3SD-exp
+2SD-exp
Exp-val
-2SD-exp
-3SD-exp
1.3
1.25
1.2
1.15
1.1
1.05
1
0.95
0.9
0.85
0.8
406825
407040
407240
408940
759325
1113455
1116340
1116555
1118240
1120080
1120380
1123155
1127140
1224997
1225197
1225680
1358138
1358425
1358697
1359025
1359345
1525697
1609455
1610040
1610480
1610725
1610897
1611197
1611440
1611640
1613580
1613840
1614040
1614280
1614597
1614925
1717055
1718340
1718980
Mean-calc
Exp-val
Au_ppm

Figure 50:      CRM control chart ORE204

ORE206
Au_ppm
2.7
2.6
2.5
2.4
2.3
2.2
2.1
2
1.9
1.8
1.7
+3SD-exp
+2SD-exp
Mean-calc
Exp-val
-2SD-exp
-3SD-exp
110340
406855
4072297
409140
758264
758980
1112755
1113480
1114772
1117397
1118297
1122040
1123197
1123725
1125797
1126680
1127740
1223755
1224680
1226155
1226540
1350325
1358640
1359308
1359980
1610155
1610840
1611380
1611780
1613825
1614425
1614997
1615497
1615955
1616440
1616897
1717440
1718580
Sample ID
Mean-calc
Exp-val
Au_ppm

Figure 51:      CRM control chart ORE206

Roxgold Report № R2021.001	91

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

ORE207
4.2
4
3.8
3.6
3.4
3.2
3
2.8
2.6
Au_ppm
+3SD-exp
+2SD-exp
Mean-calc
Exp-val
-2SD-exp
-3SD-exp
1116025
1116180
1116440
1116640
1116697
1116725
1116825
1116855
1116940
1117025
1117080
1117140
1117180
1117225
1117325
1117340
1117440
1117455
1117525
1117555
1117597
1117740
1117825
1117840
1117880
1117940
1121897
1121980
1122080
1122125
1122225
1122525
1719125
1720480
Sample ID
Mean-calc
Exp-val
Au_ppm

Figure 52:      CRM control chart ORE207

ORE209
Au_ppm
Sample ID
1.75
1.7
1.65
1.6
1.55
1.5
1.45
1.4
1.35
1.3
+3SD-exp
+2SD-exp
Exp-val
Mean-calc
-2SD-exp
-3SD-exp
110325
110440
110555
110780
1350125
1350240
1614955
1615097
1615397
1615540
1615655
1615780
1615897
1616055
1616180
1616297
1616425
1616540
1616680
1616797
1617297
1617497
1717155
1717325
1717425
1717540
1717980
Mean-calc
Exp-val
Au_ppm

Figure 53:      CRM control chart ORE209

Roxgold Report № R2021.001	92

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

ORE214
Au_ppm
3.5
3.3
3.1
2.9
2.7
2.5
Mean-calc
+3SD-exp
+2SD-exp
Exp-val
-2SD-exp
-3SD-exp
724280
724440
724525
1350297
1350397
1350480
1525340
1525397
1525497
1525597
1525680
1525755
1525825
1525897
1719040
1719197
1719280
1719355
1719440
1719525
1720125
1720197
1720280
1720355
1720440
1722080
1722197
1722280
1724355
1724580
1724640
Sample ID
Mean-calc
Exp-val
Au_ppm

Figure 54:      CRM control chart ORE214(a)

ORE214
Au-ppm
3.36
3.26
3.16
3.06
2.96
2.86
2.76
+3SD-exp
+2SD-exp
Exp-val
-2SD-exp
-3SD-exp
Mean-calc
1841297
1841255
1843140
1843255
1843625
1844025
1844380
1844825
1845225
1845680
1847025
1847455
1842380
1845525
1846080
1846880
1846440
1848640
1846240
1850197
1850555
1862125
1850080
1851197
1862797
1851555
1861255
1866180
1866625
1866980
1861725
1870580
1872480
1871897
1858497
1856097
A225
1859325
A1225
Sample ID
Mean-calc
Exp-Val
Au_ppm

Figure 55:      CRM control chart ORE214(b)

Roxgold Report № R2021.001	93

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

ORE221
1.3
1.25
1.2
1.15
1.1
1.05
1
0.95
0.9
Au_ppm
Mean-calc
+3SD-exp
+2SD-exp
Exp-val
-2SD-exp
-3SD-exp
724297
724425
724497
724997
1522355
1525455
1525525
1525580
1525655
1525780
1525880
1719025
1719097
1719225
1719297
1719380
1719455
1719540
1720180
1720255
1720340
1720425
1720497
1722055
1722180
1722255
1722825
1722897
1722940
1723055
1724340
1724555
1724625
Sample ID
Mean-calc
Exp-val
Au_ppm

Figure 56:      CRM control chart ORE221

ORE229
Au-ppm
13.6
13.1
12.6
12.1
11.6
11.1
10.6
Mean-calc
+3SD-exp
+2SD-exp
Exp-val
-2SD-exp
-3SD-exp
A1555
A1640
A1780
A1955
A2097
A2225
A2525
A2725
A7097
A2825
A2397
A2925
A7197
A7325
A7440
A7497
A9540
A11025
A9625
A9680
A12580
A15280
A21740
A21880
A16280
A17297
A21140
A41140
A41080
A19940
A20597
A19797
A26380
A49297
A51625
Sample ID
Mean-calc
Exp-Val
Au_ppm

Figure 57:      CRM control chart ORE229

Roxgold Report № R2021.001	94

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

ORE252
Au_ppm
Sample ID
0.9
0.85
0.8
0.75
0.7
0.65
0.6
0.55
0.5
Mean-calc
+3SD-exp
+2SD-exp
Exp-val
-2SD-exp
-3SD-exp
110597
757455
758155
1112955
1113380
1113608
1114325
1122880
1123097
1123272
1123380
1123797
1123980
1125497
1125655
1126240
1127280
1127625
1223455
1224640
1610440
1615255
1617280
1718880
1720097
1722840
1722997
1723125
Mean-calc
Exp-val
Au_ppm

Figure 58:      CRM control chart ORE252

ORE67A
Au_ppm
Sample ID
+3SD-exp
+2SD-exp
Exp-val
Mean-calc
-2SD-exp
-3SD-exp
2.7
2.6
2.5
2.4
2.3
2.2
2.1
2
1.9
1.8
1.7
1114808
1120140
1120255
1120280
1120440
1120555
1120855
1120897
1120925
1120955
1120997
1126397
1126480
1126597
1126655
1224825
1224855
1225297
1225340
1225555
1616025
1718225
1718325
1718797
1718855
Mean-calc
Exp-val
Au_ppm

Figure 59:      CRM control chart ORE67A

Roxgold Report № R2021.001	95

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

OREH5
Au_ppm
Sample ID
0.08
0.07
0.06
0.05
0.04
0.03
0.02
0.01
+3SD-exp
+2SD-exp
Mean-calc
Exp-val
-2SD-exp
-3SD-exp
757172
757355
758325
758425
758680
759040
759380
759640
759880
1113340
1113697
1114197
1118080
1123640
1125080
1125980
1126055
1126608
1127125
1127340
1127555
1127939
1223640
1223797
1224597
1226025
1226672
1226840
1611025
1722955
Mean-calc
Exp-val
Au_ppm

Figure 60:      CRM control chart OREH5

OXA71
0.15
0.13
0.11
0.09
0.07
0.05
0.03
Au_ppm
Mean-calc
+3SD-exp
+2SD-exp
Exp-val
-2SD-exp
-3SD-exp
110508
1120055
1120340
1120480
1120580
1126580
1127680
1127880
1127955
1224780
1224955
1225655
1225740
1225755
1225772
1225897
1226997
1718972
Sample ID
Mean-calc
Exp-val
Au_ppm

Figure 61:      CRM control chart OXA71

Roxgold Report № R2021.001	96

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

OXA89
Au_ppm
Sample ID
0.13
0.12
0.11
0.1
0.09
0.08
0.07
0.06
0.05
0.04
0.03
758255
758880
758897
1112540
1113272
1114997
1123840
1127697
+3SD-exp
+2SD-exp
Exp-val
Mean-calc
-2SD-exp
-3SD-exp
Mean-calc
Exp-val
Au_ppm

Figure 62:      CRM control chart OXA89

OXC109
0.25
0.24
0.23
0.22
0.21
0.2
0.19
0.18
0.17
0.16
Au_ppm
+3SD-exp
+2SD-exp
Mean-calc
Exp-val
-2SD-exp
-3SD-exp
759440
759455
759497
759540
759555
759597
1126125
1126180
1614180
1615197
Sample ID
Mean-calc
Exp-val
Au_ppm

Figure 63:      CRM control chart OXC109

Roxgold Report № R2021.001	97

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

OXC72
Au_ppm
0.27
0.25
0.23
0.21
0.19
0.17
0.15
Mean-calc
+3SD-exp
+2SD-exp
Exp-val
-2SD-exp
-3SD-exp
1113280
1120325
1120597
1125225
1125255
1126025
1126225
1126255
1126325
1126340
1126455
1126525
1126540
1126555
1224797
1225580
1225840
1225880
1226980
1718255
1718397
1718440
1718455
1718480
1718625
1718640
1718655
1718780
Sample ID
Mean-calc
Exp-val
Au_ppm

Figure 64:      CRM control chart OXC72

OXI67
2.2
2.1
2
1.9
1.8
1.7
1.6
1.5
Au_ppm
+3SD-exp
+2SD-exp
Mean-calc
Exp-val
-2SD-exp
-3SD-exp
1224755
1225255
1226880
1613540
1616155
1718555
Sample ID
Mean-calc
Exp-val
Au_ppm

Figure 65:      CRM control chart OXI67

Roxgold Report № R2021.001	98

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

YCRM015
Au_ppm
0.05
0.04
0.03
0.02
0.01
0
-0.01
-0.02
+3SD-exp
+2SD-exp
Exp-val
Mean-calc
-2SD-exp
-3SD-exp
Sample ID
110308
110608
406972
407208
408372
408608
408972
409208
724472
757108
757208
757472
758108
758372
758572
758772
758972
759172
759408
759708
759972
1112672
1112908
1113308
1113672
1114008
1114408
1114708
1115072
1115308
1115525
1115772
1116008
1116272
1116572
1116808
1117072
1117308
1117572
Mean-calc
Exp-val
Au_ppm

Figure 66:      CRM control chart YCRM015

Generally, the QAQC results returned from the analysis of all CRMs over the life of the Séguéla Project (covering the 2016 to 2021 drilling programs) are deemed acceptable and the analysis of gold during this period is suitable for use in the estimation of Mineral Resources. No specific concerns are apparent from the data and control chart plots for all CRM analyses.

11.6.4          Field Duplicates

Re-splits of the returned drilling chips, or the second half of drill core were submitted as duplicate samples at a ratio of 1:10 samples by Newcrest during the 2016 and 2017 drilling campaigns. During daily QC analysis, duplicate pairs that returned relative differences greater than 20% were considered spurious and triggered investigation into the precision associated with a particular batch’s results.

Figure 67 and Figure 68 present half-core duplicates for the 2016 to 2018 and 2019 to 2020 periods respectively, whilst Figure 69 and Figure 70 present re-split RC chip samples for the 2016 to 2018 and 2019 to 2020 periods respectively.

Generally, except for a very minor number of outliers, duplicate results are deemed acceptable and indicate no concerns with sample quality at the Séguéla Project.

Roxgold Report № R2021.001	99

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 67:     Half-core duplicate results (2016-2018)

Figure 68:     Half-core duplicate results (2019-2020)

Roxgold Report № R2021.001	100

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 69:     Re-split drill chip duplicate results (2016-2018)

Figure 70:     Re-split drill chip duplicate results (2019-2020)

Roxgold Report № R2021.001	101

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

11.6.5	Umpire Analysis

A selection of 175 sample pulps from the 2019 Roxgold drilling at Ancien (Figure 71), Agouti (Figure 72) and Boulder (Figure 73) were submitted to Bureau Veritas (“BV”) laboratory in Abidjan for umpire analysis. The pulps were analyzed by fire assay (“FA”) of a 50-gram charge using an atomic absorption spectroscopy (“AAS”) finish (BV code FA450). Samples returning 10,000 parts per billion (“ppb”) Au were reanalysed by FA of a 50-gram charge with a gravimetric finish (BV code FA550). These methods are equivalent and directly comparable to the ALS methods used for the original gold analysis.

The individual and combined QQ plot (Figure 74) demonstrate a strong correlation and repeatability in the gold assay values between the two laboratories. The performance of the umpire analysis indicates no concerns with the gold analyses at the Séguéla Gold Project.

Roxgold Report № R2021.001	102

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 71:     Umpire analysis - Ancien

Roxgold Report № R2021.001	103

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 72:     Umpire analysis - Agouti

Roxgold Report № R2021.001	104

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 73:     Umpire analysis - Boulder

Roxgold Report № R2021.001	105

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 74:     Umpire analysis – Ancien, Agouti and Boulder combined

11.7	Laboratory Inspection

Roxgold staff routinely visit the sample preparation laboratory operated by ALS Laboratories, in Yamoussoukro. The purpose of the site visits is to inspect the drill sample preparation facilities, and to discuss QA protocols for sample preparation and despatch with the ALS staff.

The Qualified Person inspected the ALS Ouagadougou analytical facility on 11 March 2020. All analytical procedures were reviewed in conjunction with the Laboratory Manager.

There were no negative outcomes from the inspection and discussion held with ALS staff.

11.8	Qualified Persons Opinion on Sample Preparation, Security and Analytical Procedures

Overall, the sample collection and preparation, analytical techniques, security and QAQC protocols implemented for the Séguéla Project are consistent with standard industry practice and are suitable for the reporting of exploration results and for use in Mineral Resource estimation. The sampling procedures are adequate for and consistent with the style of gold mineralisation under consideration.

Analytical results are considered to pose minimal risk to the overall confidence level of the Séguéla Project Mineral Resource.

Roxgold Report № R2021.001	106

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

12	Data Verification

12.1	Site Visit

The Qualified Person, Mr Hans Andersen has visited the Séguéla Project between from the 12 March to 16 March 2020 as discussed in Section 2.4. The site visit involved ground verification of sub-cropping geology and mineralisation where observable, a review of the core logging and sample storage facilities, inspection of drill core stored on site, and confirmation of the location of historical drillholes.

The bulk of drilling conducted at the Séguéla Property is well stored and remains in good condition in secure racks (Figure 75). Core trays are clearly labelled with permatags. Significant assay intercepts of mineralisation were verified against their respective core intervals.

There were no negative outcomes from the above site inspection.

Figure 75:     Core storage facilities at the Antenna deposit

12.2	Data Verification and Validation

The Qualified Person reviewed the data capture procedures for geotechnical logging, geological logging and sample interval recording during discussions with the Roxgold database managers based at the Séguéla exploration camp. Discussions were also held with the database managers concerning the receipt and import of assay data from ALS Laboratories. Data is validated by the Qualified Person for any erroneous information as part of the Mineral Resource estimate process. Any errors are corrected in the geological database as they are found.

The database for the Séguéla Project is currently maintained in Maxwell’s Datashed™ system, managed by dedicated database administrators from the Séguéla exploration office. Data collected in the field (geological logging, collar information, drillhole metadata) is collected digitally onto a Toughbook™ laptop, validated daily at the end of shift by the supervising geologist and then digitally synchronised directly into the database. Additional validation checks are completed weekly by the administrators for relational consistency within the data collected that week (from-to sample interval overlaps, data exceeding recorded holes depths, missing data intervals etc.). Quality checks of the geological database is carried out routinely by qualified geologists when compiling the drilling data for visualisation in various geological modelling packages (i.e. Leapfrog and Micromine software)

Roxgold Report № R2021.001	107

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Validation of the final database provided to the Qualified Person includes checks for overlapping intervals, missing survey data, missing assay data, missing lithological data and missing collars. No errors were identified in the extracts used to inform the Séguéla Project Mineral Resource estimates.

12.3	Verification of Sampling and Assaying

12.3.1	Visual Inspection

Drill core was inspected in the field by the Qualified Person in 2020 during the site visit (refer to Section 2.4). Drill core was visually compared to assay results and geological logs for numerous holes. Gold mineralisation was evident and visually consistent with the recorded geological logging and reported assay results.

Significant intercepts appear to correlate with the intensity of host rock alteration and quartz veining recorded in the field.

12.3.2	Verification Sampling

No verification sampling was undertaken by the Qualified Person.

12.3.3	Twin Drilling

No drillholes have been specifically designed to “twin” previous holes for comparison and QA purposes.

12.3.4	Data Excluded

All AC drilling has been excluded from the Séguéla Project Mineral Resource estimates. Hole SGRC151 was excluded from the Agouti Mineral Resource estimate due to survey errors. All dedicated geotechnical holes are excluded from the Mineral Resource estimates due to no assays being collected. Otherwise, all RC and DD drilling were used in the estimation of the Antenna, Ancien, Agouti, Boulder and Koula Mineral Resources.

12.4	Audits and Reviews

Data verification undertaken by the Qualified Person has shown no significant issues with the integrity of historical data. The sampling techniques and data are of sufficient quality to carry out Mineral Resource estimations for the Séguéla Project.

Visual validation of the drillhole locations and mineralised intersections was undertaken against hard copy drill sections. Relative to each other and the cross-sections provided, the drillholes used as the basis for the Séguéla Project Mineral Resource estimates were considered acceptable for classification and reporting under NI 43-101 guidelines.

The Qualified Person has verified the data which underpins the Mineral Resource estimate contained in this Technical Report. The Qualified Person is of the opinion that data verification procedures undertaken adequately support the integrity of the data used in the Mineral Resource estimate.

Roxgold Report № R2021.001	108

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

13	Mineral Processing and Metallurgical Testing

The Issuer has undertaken mineral processing and metallurgical testwork at the Antenna, Agouti, Boulder, Ancien, and Koula deposits.

Previous owner, Newcrest, conducted a round of Leachwell assay testwork on 61 samples from drillhole SGDD001 in 2018. Comparison of the Leachwell tests to fire assays for the samples set (four-hour bottle roll used for leach testing of a nominal 1 kg sample) demonstrated a near 1:1 correlation of results. This was used to conclude that the material is non-refractory, and therefore amenable to standard CIL treatment for extraction.

This section summarizes the subsequent metallurgical testwork programs completed on representative samples from the Antenna, Agouti, Boulder, Ancien, and Koula deposits from 2019 to 2021. Five testwork programs were performed at the ALS Metallurgy (ALS) assay laboratory in Perth, Western Australia, Australia under the supervision of Roxgold:

This section summarizes the metallurgical testwork completed on representative samples from the Antenna, Agouti, Boulder, Ancien, and Koula deposits from 2019 to 2021. Five testwork programs were performed at the ALS Metallurgy (ALS) assay laboratory in Perth, Western Australia, Australia under the supervision of Roxgold:

•	A19864 conducted between April and June 2019
•	A20661 conducted between December 2019 and January 2020
•	A20721 conducted between February and July 2020
•	A21926 conducted between January and February 2021
•	A21707 conducted also between January and February 2021

Testwork included the following:

•	Comminution:

o	Bond impact crushing work index (CWi) determination
o	SMC testwork
o	Bond abrasion index (Ai) determination
o	Bond rod mill work index (RWi) determination
o	Bond ball mill work index (BWi) determination

•	Head assays
•	Mineralogical analysis
•	Grind establishment
•	Gravity gold recovery and cyanide leach
•	Flotation
•	Carbon adsorption
•	Oxygen uptake

Roxgold Report № R2021.001	109

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

•	Preg-robbing
•	Cyanide detox
•	Sedimentation and rheology
•	Acid mine drainage

As the Antenna deposit hosts the majority of the Project’s resource and it forms the majority of mill feed ore, it was examined more comprehensively and represents the basis for the mineral processing design criteria. Satellite deposits in the form of Agouti, Boulder, Ancien and Koula werealso tested throughout the five programs for confirmation purposes.

13.1	ALS laboratories PEA Testwork Program (A19864 and A20661)

13.1.1.	Samples

The first consignment of samples was received at ALS Metallurgy Balcatta on 9 April 2019. Details of the samples received are presented in Table 21.

Table 21:     Details of Samples Received

		Depth (m)
Deposit	Hole ID	From	To	Mass (kg)	Sample Type
	SGRD047	175	179	14.3	Half-HQ Core
	SGRD061	168	172	15.6	Half-HQ Core
	SGRD069	101	105	14.6	Half-HQ Core
	SGRD080	174	178	9.2	Half-HQ Core
	SGRD090A	149	153	14.2	Half-NTW Core
	SGDD001	70	74.4	15.7	Half-HQ Core
Antenna	SGRD014	52	56	10.9	Half-HQ Core
	SGDD002	35	39	15.2	Half-HQ Core
	SGDD002	107	111	13.1	Half-HQ Core
	SGDD007	24	28	6.8	Half-HQ Core
	SGRD103	96	100	17.0	Half-HQ Core
	SGDD014	96	100	11.5	Half-HQ Core
	SGDD035	37	42	18.4	Half-HQ Core
Agouti	SGDD039	68	72	16.7	Half-HQ Core
Boulder	SGRD162	144.2	148	11.6	Half-HQ Core
	SGRC139	31	35	19.2	RC Chips

A second consignment of (waste) samples was received on the 11th of July 2019. Details of the samples are included in Table 22.

Roxgold Report № R2021.001	110

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 22:     Details of Waste Samples Received

	SGDD015 (14 m)	SGDD001 (17 m)	SGRC192 (48 m)	SGRC193 (38 m)	SGRC200 (62 m)	SGRC201 (84 m)	SGRC206 (15 m)
Mass (kg)	0.74	1.00	0.97	0.93	1.07	0.86	0.92

Additional RC chip samples were received on 17 December 2019 and tested in January 2020. Detailsof the samples are included in Table 23.

Table 23:     Details of Additional RC Chip Samples

		Depth (m)
Deposit	Hole ID	From	To	Mass (kg)	Sample Type
	SGDD042	99	104	9.41	Quarter
					Core
	SGRC316	24	30	6.01	RC Chip
	SGRC261	73	77	4.57	RC Chip
Boulder
	SGRC254	5	9	4.08	RC Chip
	SGRC245	167	169	2.15	RC Chip
	SGRC245	170	172	2.17	RC Chip
	SGRC286	25	27	2.15	RC Chip
	SGRC319	40	44	3.86	RC Chip
	SGRC290	11	15	3.89	RC Chip
Agouti	SGRC315	24	28	4.11	RC Chip
	SGRC303	32	36	3.95	RC Chip
	SGRC308	100	106	5.67	RC Chip
	SGRC276	89	94	4.97	RC Chip
	SGRC325	23	27	3.82	RC Chip
	SGRD244	73	78	8.58	Quarter
Ancien					Core
	SGRC322	81	86	5.16	RC Chip
	SGRC329	18	24	6.16	RC Chip

All assay samples generated during the test program were submitted for analysis to the on-site assaylaboratory in Balcatta. The following analytical methods were employed:

•	Gold in solids: Fire assay/ICPOES
•	Gold in solution: Direct ICPMS
•	Carbon speciation: Labfit CS2000 analyser

Roxgold Report № R2021.001	111

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

•	Sulphur speciation: Sherritt method/CS2000 analyser
•	Arsenic: D7 acid digest/ICPOES
•	Antimony, mercury, and tellurium: D1 low-temp acid digest/ICPOES
•	General elemental scan: Various acid digests/ICPOES and/or ICPMS Perth tap water was used for all testwork.

13.1.2	Antenna Deposit

Samples tested for Antenna were reasonably competent with Bond Rod and Ball Mill Work Indices of 22.7kWh/t and 19.7 kWh/t respectively, indicating the material would be amenable to a simple comminution circuit design.

The ore tested exhibited a degree of grind sensitivity with an optimal grind size of 75 micron being selected for all extraction testwork. The results of that program, which tested 14 separate samples from Antenna, indicated potential for free milling of the ore withgood leach kinetics and overall extractions. Key results are summarized in Table 24.

Table 24:     Key results from the Antenna metallurgical testwork program

Test	Range of Results	Average Result
Calculated Head Assay (g/t Au)	1.62 g/t Au– 10.3 g/t Au	3.1 g/t
Overall Gold Extraction (%)	92.0% - 97.1%	94.5%
Gravity Gold Recovery (%)	28% - 60%	38%
Cyanide Consumption (kg/t)	0.09 – 0.30 kg/t	0.20 kg/t
Lime Consumption (kg/t)	0.27 kg/t – 1.96 kg/t	0.45 kg/t

The Antenna samples were prepared by initially selecting suitable samples for determination of UCSand Bond CWi determinations. No suitable specimens were available for UCS determination. A singlespecimen was then selected from each individual Antenna sample for CWi testing. In total, 12 specimens were submitted for CWi determination. No suitable CWi specimens could be found in the SGDD007 (24-28m) sample. The CWi test remnants were recovered and combined with the remaining material for each sample.

Each individual sample was crushed to minus 25 mm, and a sub-sample split out and used to preparea 50 kg Master Composite. The remaining material from each sample was control-crushed to 100% minus 3.35 mm and each sample assigned a Variability Composite number (Table 24). The variabilitycomposites were homogenized and split into representative 1.0 kg charges for use in the variability extractive testwork program.

Roxgold Report № R2021.001	112

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 25: Details of the Antenna variability samples

	Depth (m)
Hole ID	From	To	ALS Composite ID
SGRD047	175	179	Antenna VC01
SGRD061	168	172	Antenna VC02
SGRD069	101	105	Antenna VC03
SGRD080	174	178	Antenna VC04
SGRD090A	149	153	Antenna VC05
SGDD001	70	74.4	Antenna VC06
SGRD014	52	56	Antenna VC07
SGDD002	35	39	Antenna VC08
SGDD002	107	111	Antenna VC09
SGDD007	24	28	Antenna VC10
SGRD103	96	100	Antenna VC11
SGDD014	96	100	Antenna VC12
SGDD035	37	42	Antenna VC13

The Master Composite (-25 mm) was homogenized, and sub-samples split out for comminution tests(SMC, Ai, RWi, and BWi). The remaining material from these tests was control-crushed to 100% passing 3.35 mm, homogenized, and split into representative 1.0 kg charges for use in the Master Compositeextractive testwork program.

13.1.3	Bond Impact Crushing Work Index (CWi)

Twelve individual specimens were selected and prepared for Bond CWi determination. All specimens were cut to ensure they were in the size range -76 +51 mm. The CWi was determined using an Impact Crushability Test Unit and the procedure developed by F.C. Bond. A summary of results is presented in Table 26.

Roxgold Report № R2021.001	113

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 26: Summary of the Antenna Bond Impact Crushing Work Index (CWi) results

	Bond Impact Crushing Work Index (kWh/t)
Ore Type	Average	Maximum	Minimum	Standard Deviation
Antenna	11.0	19.3	4.8	4.8

These results are indicative of a material with moderate hardness.

13.1.4	SMC Testwork

A sub-sample of the Antenna Master Composite was submitted for SMC testwork.

The standard (full) JKTech drop-weight testwork provides ore-specific parameters for use in the JK Sim Met Mineral Processing Simulator Software and JK Sim Met Crusher model. The SMC test was developed by SMC Testing Pty Ltd to provide a cost-effective means of obtaining these parameters from drill core or broken rock samples in situations where limited quantities of material are available.

The SMC test generates a relationship between specific input energy (kWh/t) and the proportion offragmented/broken product passing a specified sieve size. The results are used to determine the drop-weight index (DWi), which is a measure of the strength of the ore sample when broken under impactconditions. The DWi is directly related to the JK rock breakage parameters A and b and can be used to determine the values of these parameters.

A summary of results is presented in Table 27.

Table 27:     Summary of the Antenna SMC testwork results

			Derived Values
	DWi (kWh/m3)				Mia	Mih	Mi
Ore Type		SG	A	b	(kWh/t)	(kWh/t)	(kWh/t)	ta

Antenna	9.0	2.77	82.7	0.37	23.9	18.8	9.7	0.29

Roxgold Report № R2021.001	114

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

These results are indicative of a material with high hardness.

13.1.5	Bond Abrasion Index (Ai)

Sub-samples of the Antenna composites were tested to determine the Bond Ai value, using thestandard procedure developed by F.C. Bond. A summary of results is presented in Table 28.

Table 28:     Summary of the Antenna Bond Abrasion (Ai) results

Composite ID	Bond Abrasion Index

Antenna	0.4128

These results are indicative of an abrasive material.

13.1.6	Bond Rod Mill Work Index (RWi)

A sub-sample of the Antenna composites was control-crushed to 100% passing 12.7 mm. The crushed sample was thoroughly homogenised, and a representative sub-sample submitted for Bond RWi determination at a closing screen size of 1180 μm using the standardised procedure detailed by F.C.Bond3. A summary of results is presented in Table 29.

Table 29:     Summary of the Antenna Bond Rod Mill Work Index (RWi) results

	Micrometres		Grp	Test Aperture Pi	Bond RWi
Ore Type	F80	P80	(g/rev)	(μm)	(kWh/t)
Antenna	9,983	833	4.066	1180	22.7

These results are indicative of a material with high hardness.

13.1.7	Bond Ball Mill Work Index (BWi)

A sub-sample of the Antenna composites was control-crushed to -3.35 mm and tested using the standardised procedure detailed by F.C. Bond4 to determine the Bond BWi. A closing screen size of 106 μm was used. A summary of results is presented in Table 30.

Table 30:     Summary of the Antenna Bond Ball Mill Work Index (BWi) results

	Micrometres		Gbp	Test Aperture Pi	Bond BWi
Ore Type	F80	P80	(g/rev)	(μm)	(kWh/t)
Antenna	2494	78	0.896	106	19.7

These results are indicative of a material with moderate to high hardness.

Roxgold Report № R2021.001	115

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

13.1.8	Head Assays

Sub-samples of each testwork composite were submitted for comprehensive head assays. A summary of results is presented in Table 31.

Variability in the duplicate gold assays usually indicates the presence of coarse gold, which appears to be the case for most samples. Negligible organic carbon suggests the samples are unlikely to exhibit preg-robbing behaviour during cyanide leaching. Most samples contain moderate levels of sulphides.

Table 31:     Summary of the Antenna head assay results

Composite ID	Au (g/t)	Au (g/t)	CTOTAL (%)	CORGANIC (%)	STOTAL (%)	S2- (%)
Antenna VC1	10.9	11.3	0.27	0.03	3.02	2.82
Antenna VC2	4.90	5.12	0.48	<0.03	1.36	1.28
Antenna VC3	1.76	2.05	0.30	<0.03	0.76	0.50
Antenna VC4	2.45	2.60	0.21	<0.03	1.04	0.96
Antenna VC5	2.55	2.26	0.42	<0.03	0.96	0.80
Antenna VC6	3.85	2.48	0.75	<0.03	1.18	0.96
Antenna VC7	3.05	2.60	0.03	<0.03	1.02	0.88
Antenna VC8	1.98	1.53	0.48	<0.03	1.32	1.18
Antenna VC9	2.51	2.65	0.51	<0.03	0.76	0.60
Antenna VC10	2.04	2.25	<0.03	<0.03	<0.02	<0.02
Antenna VC11	2.05	1.86	0.54	<0.03	1.04	0.80
Antenna VC12	1.48	2.03	0.42	<0.03	1.16	0.82
Antenna VC13	1.52	1.23	2.79	<0.03	1.12	0.78
Antenna Master	3.02	2.80	0.51	<0.03	1.20	0.94
Boulder Master	31.0	21.1	0.33	0.03	0.22	0.20
Agouti Master	1.17	1.18	1.14	<0.03	0.74	0.58

13.1.9	Mineralogical Analysis

A sub-sample of the Antenna Master Composite was ground to P80 75 μm and submitted for gravity upgrading/separation ahead of mineralogical analysis. The ground sample was passed through a 3” Knelson KC-MD3 gravity concentrator, with the following specifications:

•	Feed rate ~750 g/min
•	1500 rpm (60 G’s)
•	3.5 L/min fluidising water.

Roxgold Report № R2021.001	116

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

The Knelson concentrate was further concentrated by hand-panning, with the final pan concentrate submitted for detailed mineralogical analysis (QEMScan). The pan tailings were combined with the Knelson tail. A sub-sample of the combined gravity tail was split out and submitted for bulk mineralogy (XRD).

The main findings are summarized below.

13.1.10	Bulk Mineralogy

Pyrite makes up 26.2% of the Gravity Concentrate fraction and approximately 1% of the Gravity Tail. In the Gravity Concentrate, the pyrite has a P80 of approximately 98 μm and is well-liberated (85.5% occurring as ‘well-liberated’ and another 11.0% as ‘high-grade middlings’).

Pyrrhotite is present, making up 7.3% in the Gravity Concentrate and less than 1% in the Gravity Tail. A trace of arsenopyrite (0.11%) was detected in the Gravity Concentrate.

Silicates are the main gangue minerals, dominated by quartz, albite, and micas, followed by chlorite and clay minerals (smectite, vermiculite, illite and kaolinite). A minor amount of carbonates (dolomite- ankerite/calcite) is also present.

13.1.11	Gold Mineralogy

Twenty free, coarse gold grains were found during the optical examination. The gold grains ranged in size from 50 μm to 300 μm.

Thirty-one gold grains were detected by QEMSCAN analysis. The gold grains have typical compositions of 93-100% Au + 7-0% Ag.

Two gold grains out of the total 31 grains detected by QEMSCAN occur as free gold. These are near 15 μm in size and contribute approximately one-third of the total elemental gold detected. Fifteen gold grains occur in pyrite; these range in size from 2 μm to 15 μm and contribute nearly half of the total gold detected. A further 11 gold grains occur within one single silicate-pyrrhotite particle. These range in size from 2 μm to 10 μm each and account for nearly 18% of the total gold detected; the last three gold grains occur in one silicate particle and are each less than 5 μm in size, contributing less than 2% of the total gold.

13.1.12	Cyanide Leach

Initially, sub-samples of the Antenna Master Composite were submitted for cyanide leach testwork. The objectives of the tests were to determine:

•	Impact of grind size on gold extraction.
•	The presence of gravity-recoverable-gold, and the impact on overall gold recovery if gravity gold is recovered prior to leaching.

Following this, sub-samples of the variability samples were submitted for testing to determine gold recovery via gravity and cyanide leaching.

For all samples, including the Antenna Master Composite, the gravity/leach tests were conducted at P80 75 μm. A summary of results is presented in Table 32.

The results show that gold extraction improved at finer grind sizes.

Roxgold Report № R2021.001	117

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Despite relatively high gravity gold recovery of 34%, removal of the gravity component did not result in any improvement in overall extraction after 48 hours of leaching.

Table 32:     Antenna master composite cyanide leach and grind size variability testwork results

Test No.	Grind Size P80	Au Head Grade (g/t)		Au Extraction (%)				Tail Au	Reagents (kg/t)
(BK12-)	(μm)	Assay	Calc’d	Grav.	4-hr	24-hr	48-hr	Grade (g/t)	NaCN	Lime
399	150		3.04	-	71.3	88.2	89.1	0.33	0.30	0.43
400	106		3.40	-	70.7	90.1	91.8	0.28	0.33	0.38
401	75		3.45	-	72.3	93.9	94.3	0.20	0.33	0.47
432	75	2.91	3.28	34.0	89.7	93.2	94.1	0.20	0.33	0.36

Results from the gravity/leach tests on the variability samples are summarised in Table 33. Gravity gold recovery was consistently high, ranging from 28% to 60%. Overall gold extraction was also high for all samples, ranging from 92% to 98%.

Lime consumption for Antenna VC10 was significantly higher than all other samples tested. It was noted that this sample contains no carbonates and, therefore, no natural pH buffering capacity.

Table 33:     Summary of the Antenna variability gravity/cyanide leach testwork results

Test No Au Head Grade (g/t) Au Extraction (%) Au Tail Reagents (kg/t) [BK12-] Sample ID Assay Calc’d Grav 4-hr 24-hr 48-hr Grade (g/t) NaCN Lime 433 Antenna VC01 11.1 10.3 37.8 89.6 90.5 92.1 0.82 0.09 0.39 434 Antenna VC02 5.01 5.06 28.7 90.0 92.3 92.0 0.41 0.19 0.27 435 Antenna 1.91 2.25 59.7 94.3 97.1 97.1 0.07 0.16 0.34 436 VC03 Antenna VC04 2.53 2.43 40.3 88.0 91.5 92.4 0.19 0.16 0.27 437 Antenna VC05 2.41 2.41 40.9 91.8 94.1 94.4 0.14 0.19 0.32 438 Antenna VC06 3.17 2.51 38.8 90.0 95.1 95.4 0.12 0.30 0.38 439 Antenna VC07 2.83 2.77 29.7 92.5 95.1 94.6 0.15 0.30 0.31 440 Antenna VC08 1.76 1.95 38.9 88.6 94.4 95.1 0.10 0.19 0.31 441 Antenna 2.58 2.90 33.7 93.2 96.6 93.8 0.18 0.16 0.28 442 VC09 Antenna VC10 2.15 1.84 35.2 91.2 95.9 97.0 0.06 0.30 1.96 443 Antenna VC11 1.96 2.00 41.7 92.2 95.0 95.0 0.10 0.16 0.35 444 Antenna VC12 1.76 2.02 41.8 86.8 94.9 96.3 0.08 0.16 0.34 445 Antenna VC13 1.38 1.62 28.4 87.0 90.5 92.6 0.12 0.26 0.34

Roxgold Report № R2021.001	118

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

13.1.13	Flotation

A sub-sample of the Antenna Master Composite was ground to P80 150 μm and submitted for flotation testwork. The objective of the test was to determine the likely gold recovery to a bulk sulphide flotation concentrate. Depending on flotation response, the concentrate would then be submitted for fine-grinding and cyanide leach testwork. A summary of results is presented in Table 34.

Sulphide recovery was very high, at almost 97%.

Despite the high S2- recovery, gold recovery to concentrate was only 85%. This was to be expected, given the mineralogical analysis (at P80 75 μm) found some gold grains associated with silicates and silicate-pyrrhotite particles.

No further testwork was conducted on the flotation products.

Table 34: Summary of the Antenna flotation testwork results

	Flotation Concentrate					Flotation Tail
Test No. (BKF-)	Mass (%)	Au		S2-		Au (g/t)	S2- (%)
		Grade (g/t)	Rec’y (%)	Grade (%)	Rec’y (%)
2023	5.64	50.9	85.4	18.9	96.6	0.52	0.04

13.1.14	Agouti Deposit

The sample tested as part of A19864 was crushed to minus 20 mm. The crushed material was homogenized, and sub-samples split out for comminution tests (Ai, RWi, and BWi). All comminution test products were retained and on completion of these tests, combined with the reserve minus 20 mm material and control-crushed to 100% -3.35 mm to produce a master composite for extraction testwork. The crushed material was thoroughly homogenized and split into representative 1.0 kg charges using a rotary sample divider (RSD). The 1.0 kg charges were used for the extractive testwork program.

The samples tested as part of A20661 were individually control-crushed to -3.35 mm. Sub-samples were split out and combined to generate the master composite, which was thoroughly homogenised and split into representative 1.0 kg charges for us in the testwork program. The reserve material for eight selected samples was used for variability testing. These samples were (individually) homogenised and split into representative 1.0 kg charges.

The master composite make up’s are shown in Table 35.

Roxgold Report № R2021.001	119

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 35:     Details of the Agouti master composite samples

		Depth (m)
Comp ID	Hole ID	From	To	Mass to Comp (kg)	Total Comp Mass (kg)
	SGRC319	41	44	1.5
	SGRC308	101	106	1.5
	SGRC315	25	28	1.5
	SGRC276	90	94	1.5
Agouti	SGRC286	26	27	1.5	10.5
	SGRC290	12	15	1.5
	SGRC303	33	36	1.5

The samples listed in Table 36 were tested as part of the variability program.

Table 36:     Details of the Agouti variability samples

Ore Type	Hole ID	From (m)	To (m)
	SGRC308	101	106
Agouti	SGRC276	90	94
	SGRC290	12	15

13.1.15	Bond Abrasion Index (Ai)

Sub-samples of the Agouti composites were tested to determine the Bond Ai value, using the standard procedure developed by F.C. Bond. A summary of results is presented in Table 37.

Table 37:     Summary of the Agouti Bond Abrasion Index (Ai) results

Composite ID	Bond Abrasion Index

Agouti	0.1253

These results are indicative of a moderately abrasive material.

13.1.16	Bond Rod Mill Work Index (RWi)

A sub-sample of the Agouti composites was control-crushed to 100% passing 12.7 mm. The crushed sample was thoroughly homogenised and a representative sub-sample submitted for Bond RWi determination at a closing screen size of 1180 μm using the standardised procedure detailed by F.C. Bond3. A summary of results is presented in Table 38.

Roxgold Report № R2021.001	120

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 38:     Summary of the Agouti Bond Rod Mill Work Index (RWi) results

	Micrometres		Grp	Test Aperture Pi	Bond RWi
Ore Type	F80	P80	(g/rev)	(μm)	(kWh/t)
Agouti	10,336	854	5.146	1180	19.8

These results are indicative of a material with moderate to high hardness.

13.1.17	Bond Ball Mill Work Index (BWi)

A sub-sample of the Agouti composites was control-crushed to -3.35 mm and tested using the standardised procedure detailed by F.C. Bond4 to determine the Bond BWi. A closing screen size of 106 μm was used. A summary of results is presented in Table 39.

Table 39:     Summary of the Agouti Bond Ball Mill Work Index (BWi) results

	Micrometres		Gbp	Test Aperture Pi	Bond BWi
Ore Type	F80	P80	(g/rev)	(μm)	(kWh/t)
Agouti	2897	77	1.066	106	16.7

These results are indicative of a material with moderate hardness.

13.1.18	Head Assays

Sub-samples of each testwork composite were submitted for comprehensive head assays. A summary of results is presented in Table 40.

Table 40: Summary of the Agouti head assay results

Composite ID	Au (g/t)	Au (g/t)	CTOTAL (%)	CORGANIC (%)	STOTAL (%)	S2- (%)
Agouti Master – A19864	1.17	1.18	1.14	<0.03	0.74	0.58
Agouti Master – A20661	13.0	15.7	1.29	0.18	0.86	0.52
Agouti SGRC308	4.18	3.79	1.98	0.15	0.38	0.26
Agouti SGRC276	4.13	1.97	0.33	0.09	0.20	0.16
Agouti SGRC290	1.73	1.77	0.09	0.09	<0.02	<0.02

Variability in the duplicate gold assays usually indicates the presence of coarse gold.

Roxgold Report № R2021.001	121

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

13.1.19	Cyanide Leach

Sub-samples of the Agouti master composite and variability samples were submitted for cyanide leach testwork. The objectives of the tests were to determine:

•	Impact of grind size on gold extraction.
•	The presence of gravity-recoverable-gold, and the impact on overall gold recovery if gravity gold is recovered prior to leaching.

Results from the gravity/leach tests are summarised in Table 41.

Table 41:     Summary of the Agouti variability gravity/cyanide leach testwork results

Test No Au Head Grade (g/t) Au Extraction (%) Au Tail Reagents (kg/t) [BK12-] Assay Calc’d Grav 4-hr 24-hr 48-hr Grade (g/t) NaCN Lime Agouti Master 446 1.18 1.28 45.6 89.2 96.0 96.5 0.05 0.26 0.28 Agouti Master 085 14.4 11.5 47.4 89.5 96.4 96.8 0.37 0.26 0.69 – A20661 Agouti 088 3.99 4.36 22.6 89.0 92.2 92.5 0.33 0.23 0.69 SGRC308 Agouti 089 3.05 2.68 54.1 94.8 97.5 97.8 0.06 0.16 0.28 SGRC276 Agouti 090 1.75 2.34 24.2 93.4 96.4 97.0 0.07 0.26 2.65 SGRC290

Gravity gold recovery was consistently high, ranging from 22.6% to 54.1%. Overall gold extraction was also high for all samples, ranging from 92.5% to 97.5%.

13.1.20	Boulder Deposit

The sample tested as part of A19864 was crushed to -20 mm. The crushed material was homogenized, and sub-samples split out for comminution tests (Ai and BWi). All comminution test products were retained and combined with the reserve -20 mm material on completion of these tests. This material was combined with the RC chip sample (SGRC139 31-35 m). The combined material was control- crushed to 100% -3.35 mm to produce a master composite for extraction testwork. The crushed material was thoroughly homogenised and split into representative 1.0 kg charges using a rotary sample divider (RSD). The 1.0 kg charges were used for the extractive testwork program.

The samples tested as part of A20661 were individually control-crushed to -3.35 mm. Sub-samples were split out and combined to generate the master composite, which was thoroughly homogenised and split into representative 1.0 kg charges for us in the testwork program. The reserve material for eight selected samples was used for variability testing. These samples were (individually) homogenised and split into representative 1.0 kg charges.

The master composite makeup samples are shown in Table 42.

Roxgold Report № R2021.001	122

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 42:     Details of the Boulder composite samples

Comp ID	Hole ID	Depth (m)		Mass to Comp (kg)	Total Comp Mass (kg)
		From	To
Boulder	SGDD042	100	104	2.0
	SGRC245	168	169	2.0
	SGRC246 SGRC254	171 6	172 9	2.0 2.0	12.0
	SGRC261	74	77	2.0
	SGRC316	25	30	2.0

The samples listed in Table 43 were tested as part of the variability program.

Table 43:      Details of the Boulder variability samples

Ore Type	Hole ID	From (m)	To (m)
	SGDD042	100	104
Boulder	SGRC261	74	77
	SGRC316	25	30

13.1.21	Bond Abrasion Index (Ai)

Sub-samples of the Boulder composites were tested to determine the Bond Ai value, using the standard procedure developed by F.C. Bond. A summary of results is presented in Table 44.

Table 44:     Summary of the Boulder Bond Abrasion (Ai) results

Composite ID	Bond Abrasion Index

Boulder	0.3763

These results are indicative of an abrasive material.

13.1.22	Bond Rod Mill Work Index (RWi)

The Boulder Composite was not submitted for RWi determination, due to limited sample mass availability.

13.1.23	Bond Ball Mill Work Index (BWi)

A sub-sample of the Boulder composites was control-crushed to -3.35 mm and tested using the standardised procedure detailed by F.C. Bond4 to determine the Bond BWi. A closing screen size of 106 μm was used. A summary of results is presented in Table 45.

Roxgold Report № R2021.001	123

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 45:     Summary of the Boulder Bond BAll Mill Work Index (BWi) results

	Micrometres		Gbp	Test Aperture Pi	Bond BWi
Ore Type	F80	P80	(g/rev)	(μm)	(kWh/t)
Boulder	3,005	83	0.843	106	21.1

These results are indicative of a material with moderate to high hardness.

13.1.24	Head Assays

Sub-samples of each testwork composite were submitted for comprehensive head assays. A summary of results is presented in Table 46.

Table 46:     Summary of the Boulder head assay results

Composite ID	Au (g/t)	Au (g/t)	CTOTAL (%)	CORGANIC (%)	STOTAL (%)	S2- (%)
Boulder Master – A19864	31.0	21.1	0.33	0.03	0.22	0.20
Boulder Master – A20661	5.37	4.47	1.47	0.12	0.56	0.42
Boulder SGDD042	2.12	2.15	1.41	<0.03	0.72	0.62
Boulder SGRC261	2.45	1.56	1.14	0.06	0.38	0.28
Boulder SGRC316	4.30	4.18	1.92	0.03	0.36	0.32

Variability in the duplicate gold assays usually indicates the presence of coarse gold.

13.1.25	Cyanide Leach

Sub-samples of the Boulder master composite and variability samples were submitted for cyanide leach testwork. The objectives of the tests were to determine:

•	Impact of grind size on gold extraction.
•	The presence of gravity-recoverable-gold, and the impact on overall gold recovery if gravity gold is recovered prior to leaching.

Results from the gravity/leach tests are summarised in Table 47.

The calculated head grade for the Boulder Composite (17.7 g/t) was significantly lower than the assayed head grade (26.1 g/t). This is most likely due to the spotty nature of the gold in this material. It is expected that repeat tests might yield higher gravity gold recovery, and therefore higher calculated head grade. If this was the case, overall gold recovery would be higher than the reported 98.3%.

Roxgold Report № R2021.001	124

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 47:       Summary of the Boulder variability gravity/cyanide leach testwork results

Test No Sample ID Au Head Grade (g/t) Au Extraction (%) Au Tail Reagents (kg/t) [BK12-] Assay Calc’d Grav 4-hr 24-hr 48-hr Grade (g/t) NaCN Lime Boulder 447 Master – 26.1 17.7 52.2 90.8 99.0 98.3 0.30 0.19 0.33 A19864 Boulder 087 Master – 4.92 4.46 35.2 92.6 94.8 94.8 0.23 0.19 1.03 A20661 Boulder 093 2.14 2.59 44.7 90.1 92.9 92.9 0.19 0.19 0.28 SGDD042 Boulder 094 2.01 1.61 37.0 92.4 94.2 93.8 0.10 0.19 0.28 SGRC261 Boulder 095 4.24 3.87 45.5 95.1 97.3 97.3 0.11 0.23 0.58

Gravity gold recovery was consistently high, ranging from 35.2% to 52.2%. Overall gold extraction was also high for all samples, ranging from 92.9% to 98.3%.

13.1.26	Ancien Deposit

The samples tested as part of A20661 were individually control-crushed to -3.35 mm. Sub-samples were split out and combined to an Ancien Master Composite. This Composite was thoroughly homogenised and split into representative 1.0 kg charges for us in the testwork program. The reserve material for eight selected samples was used for variability testing. These samples were (individually) homogenised and split into representative 1.0 kg charges.

The master composite recipes are shown in Table 48.

Table 48:      Details of the Ancien composite samples

		Depth (m)		Mass to Comp	Total Comp Mass
Comp ID	Hole ID	From	To	(kg)	(kg)
	SGRC322	82	86	2.5
	SGRC325	24	27	2.5
Ancien	SGRC329	19	24	2.5	10
	SGRD244	74	78	2.5

The samples listed in Table 49 were tested as part of the variability program.

Roxgold Report № R2021.001	125

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 49:      Details of the Ancien variability samples

Ore Type	Hole ID	From (m)	To (m)
Ancien	SGRC329 SGRD244	19 74	24 78

13.1.27	Head Assays

Sub-samples of each testwork composite were submitted for comprehensive head assays. A summary of results is presented in Table 50.

Table 50:      Summary of the Ancien head assay results

	Au	Au	CTOTAL		STOTAL	S2-
Composite ID	(g/t)	(g/t)	(%)	CORGANIC (%)	(%)	(%)
Ancien Master	15.7	17.9	1.11	0.09	0.28	0.20
Ancien SGRC329	35.1	32.6	0.06	0.03	<0.02	<0.02
Ancien SGRD244	12.0	8.27	2.22	<0.03	0.48	0.40

Variability in the duplicate gold assays usually indicates the presence of coarse gold.

13.1.28	Cyanide Leach

Sub-samples of the Ancien master composite and variability samples were submitted for cyanide leach testwork. The objectives of the tests were to determine:

•	Impact of grind size on gold extraction
•	The presence of gravity-recoverable-gold, and the impact on overall gold recovery if gravity gold is recovered prior to leaching

Results from the gravity/leach tests are summarised in Table 51.

Table 51:      Summary of the Ancien variability gravity/cyanide leach testwork results

Test No		Au Head Grade (g/t)		Au Extraction (%)				Au Tail	Reagents (kg/t)
[BK12-]	Sample ID	Assay	Calc’d	Grav	4-hr	24-hr	48-hr	Grade (g/t)	NaCN	Lime
086	Ancien Master	16.8	15.6	45.9	95.5	97.8	98.6	0.22	0.26	1.54
091	Ancien SGRC329	33.9	32.6	32.7	94.8	97.0	98.2	0.58	0.23	1.33
092	Ancien SGRD244	10.1	9.00	57.9	95.5	98.2	98.5	0.14	0.18	0.46

Roxgold Report № R2021.001	126

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Gravity gold recovery was consistently high, ranging from 32.7% to 57.9%. Overall gold extraction was also high for all samples, ranging from 98.2% to 98.6%.

13.1.29	Acid Mine Drainage (AMD)

AMD prediction analysis was conducted on sub-samples of the Antenna Master Composite, as well as the Agouti and Boulder composites and the waste samples. A summary of results is presented in Table 52.

The results indicate that none of the three composites, or the seven waste samples, are likely to be acid-generating.

Table 52: Summary of the acid mine drainage (AMD) testwork results

	ANC	TAPP	NAG	NAPP		Conductivity
Composite ID	kg (H2SO4)/t				pH	(ms/cm)
SAMPLES
Antenna	81	36.6	-4	-44.4	9.88	0.539
Boulder	49	6.7	-4	-42.3	10.97	0.511
Agouti	187	22.6	-4	-164.4	10.74	0.588
WASTE SAMPLES
SGDD015 - 14m	10	<1	-3	-9.4	6.92	0.116
SGDD001 - 17m	12	<1	-3	-11.4	6.78	0.095
SGRC192 - 48m	46	<1	-3	-45.4	10.24	0.204
SGRC193 - 38m	47	<1	-3	-46.4	10.4	0.195
SGRC200 - 62m	44	1.22	-3	-42.8	9.72	0.163
SGRC201 - 84m	214	3.05	-3	-211.0	11.28	0.756
SGRC206 - 15m	18	<1	-3	-17.4	8.02	0.092

13.2	ALS Laboratories DFS Testwork Program (A20721)

13.2.1	Metallurgical Samples

Roxgold selected drill core samples for the A20721 metallurgical test program. Table 53summarizes the origins and provides details pertaining to the samples used during the A20721 testwork program. The details of sample preparation can be found in the ALS report. An individual composite (Comp #3) was not prepared for sample SGDD010 due to insufficient sample being available (all of it was used for the Master Composite instead).

Roxgold Report № R2021.001	127

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 53:      A20721 Test Program Samples

Hole ID	Domain	Interval Start (m)	Interval End (m)	Sample Type	ALS Sample ID
SGDD007	Antenna	36	40	Half-HQ Core	COMP # 1
SGDD008		48	53	Half-HQ Core	COMP # 2
SGDD010		2	5	Half-HQ Core	-
SGDD013		13	18	Half-HQ Core	COMP # 4
SGDD015		44	48	Half-HQ Core	COMP # 5
SGDD016		193	198	Half-HQ Core	COMP # 6
SGDD017		186	189	Half-HQ Core	COMP # 7
SGDD019		189	194	Half-HQ Core	COMP # 8
SGDD023		128	132	Half-HQ Core	COMP # 9
SGDD026		122	124	Half-HQ Core	COMP # 10
SGDD026		142	146	Half-HQ Core	COMP # 11
SGDD033		206	212	Half-HQ Core	COMP # 12
SGDD041		20	23	Half-HQ Core	COMP # 13
SGRD094		152	158	Half-HQ Core	COMP # 14
SGRD112		143	148	Half-HQ Core	COMP # 15
SGRD114		145	152	Half-HQ Core	COMP # 16
SGRD119		203	207	Half-HQ Core	COMP # 17
SGRD119		80	84	Half-HQ Core	COMP # 18

Hole ID	Domain	Interval Start (m)	Interval End (m)
SGRD253	Boulder Master Composite	169.75	170.00
SGRD266		130.60	130.80
SGRD209		221.10	221.40
SGRD162		164.20	164.40
SGRD395		110.75	110.90
SGRD395		148.20	148.40
SGRD395		149.20	149.40
SGRD395		180.50	180.70
SGRD378		114.60	114.80
SGRD378		122.70	122.90
SGRD378		123.65	123.85
SGRD042		105.80	106.00
SGRD042		92.60	92.80
SGRD042		80.40	80370
SGRD042		54.3	54.6

Hole ID	Domain	Interval Start (m)	Interval End (m)
SGDD039	Agouti Master Composite	49.54	49.69
SGDD043		107.54	107.79
SGRD555		58.51	58.76
SGRD555		71.53	71.66
SGRD555		72.59	82.80
SGRD555		73.58	73.75
SGRD636		62.3	62.5
SGRD636		124.15	124.33
SGRD637		78.23	78.40
SGRD637		82.78	83.00
SGRD637		85.58	85.74
SGRD638		125.80	126.00
SGRD638		126.32	126.50

Roxgold Report № R2021.001	128

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

SGRD638	127.82	127.93
SGRD638	133.17	133.32

Hole ID	Domain	Interval Start (m)	Interval End (m)
SGRD456	Ancien Master Composite	163.06	163.28
SGRD456		170.68	170.83
SGRD508		186.70	186.95
SGRD510		187.31	187.52
SGRD510		188.12	188.34
SGRD512		218.35	218.50
SGRD512		219.03	219.22
SGRD512		224.50	224.63
SGRD512		227.50	227.70
SGRD513		184.47	184.70
SGRD513		185.29	185.52
SGRD513		187.61	187.82
SGRD513		189.40	189.61
SGRD513		194.20	194.44
SGRD514		316.72	316.95

The Master Composite for the A20721 program was prepared by splitting and then combining portions from each drill core sample.

13.2.2	Mineralogy

A portion of the Antenna Master Composite (A20721 MC) was ground to a P80 of 75 µm and then pre- treated through gravity concentration ahead of the mineralogical analysis. A two-stage gravity concentration procedure (centrifugal concentrator followed by hand-panning) was used to produce the gravity concentrate. The pan tailings were combined into the first stage tailings. Detailed mineralogical analysis, using QEMSCAN, was performed on the final concentrate. The gravity tailings sample was submitted for bulk mineralogical analysis (XRD).

13.2.3	Bulk Mineralogy

The main observations noted in the ALS report are like those noted in the previous testwork program and are as follows:

•	Pyrite constitutes 20.1% of the gravity concentrate and approximately 1% of the gravity tailings sample. Pyrite grains in the concentrate have a P80 of approximately 92 µm and are mostly liberated with 84.3% being classified as well-liberated and another 12.3% as “high grade middlings”.
•	The pyrrhotite content of the concentrate is estimated at around 9.6% but it is below detection limit in the tailings sample.
•	Gangue minerals include quartz, albite and micas accompanied by lesser quantities of chlorite and clay minerals. Minor occurrences of carbonates were also noticed.

Roxgold Report № R2021.001	129

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

13.2.4	Gold Mineralogy

The main observations noted in the ALS report are again like what had been noted for the previous Master Composite sample and are summarized as follows:

•	Twelve native gold grains were detected. These occur as gold-silver alloy with a low silver content of less than 10%.
•	Four of the twelve gold grains detected by QEMSCAN occur as free gold. These ranged in size from 5 µm to 20 µm and constitute approximately 80% of the total gold detected. The remaining eight grains are mostly enclosed in pyrite and range in size from 2 µm to 15 µm.

13.2.5	Head Assays

Selected head assays for the A20721 composite samples from the Antenna pit are tabulated in Table 79. The average gold grade for each sample is the arithmetic mean of two duplicate separate fire assays. As was the case for previous programs, the differences between the duplicate fire assays indicates the presence of coarse gold grains or coarse high grade gold particles like sulphides. These differences again appear to be more pronounced at higher grades (see comp #18 and #6 for example). This observation strengthens the case for including a gravity concentration step in the flowsheet.

Negligible organic carbon and mercury contents suggests that these deleterious elements will likely not present significant problems when processing this ore body.

Silver levels are consistently low and can be ignored for design purposes. Some arsenic was found in most of the samples, but the average level is sufficiently low to assume that it too will not present a significant problem.

Table 54: A20721 Antenna Samples Head Assays

Sample ID	Au 1 (g/t)	Au 2 (g/t)	Au ave (g/t)	Ag (ppm)	Hg (ppm)	As (ppm)	Corg (%)	Stot (%)	S2- (%)
COMP # 1	2.35	2.81	2.58	<0.1	<2	<10	<0.03	0.24	0.16
COMP # 2	1.61	1.83	1.72	<0.1	<2	<10	<0.03	0.98	0.68
COMP # 4	1.14	1.06	1.10	<0.1	<2	40	<0.03	0.5	0.38
COMP # 5	2.09	1.84	1.97	<0.1	<2	<10	<0.03	0.62	0.48
COMP # 6	4.91	6.08	5.50	<0.1	<2	20	<0.03	1.46	1.18
COMP # 7	1.69	1.74	1.72	0.3	<2	40	<0.03	1.46	1.16
COMP # 8	2.49	2.46	2.48	<0.1	<2	40	<0.03	1.04	0.9
COMP # 9	1.30	1.76	1.53	<0.1	<2	10	<0.03	0.44	0.36
COMP # 10	1.93	1.73	1.83	<0.1	<2	30	<0.03	1.6	1.36
COMP # 11	4.21	4.90	4.56	<0.1	<2	60	<0.03	1.58	1.2
COMP # 12	4.0	3.64	3.82	<0.1	<2	140	0.15	0.46	0.32
COMP # 13	2.24	2.28	2.26	<0.1	<2	<10	<0.03	0.62	0.44
COMP # 14	2.45	2.87	2.66	<0.1	<2	30	<0.03	1.36	1.26
COMP # 15	2.33	2.69	2.51	<0.1	<2	40	<0.03	1.48	1.32
COMP # 16	1.50	1.29	1.4	<0.1	<2	<10	<0.03	1.16	0.88
COMP # 17	3.06	2.76	2.91	<0.1	<2	20	<0.03	1.78	1.3
COMP # 18	3.26	2.28	2.77	<0.1	<2	10	<0.03	0.94	0.68
Antenna MC	2.87	2.48	2.68	<0.1	0.3	20	0.06	0.94	0.72

Table 55 below tabulates the head grades measured for the Ancien, Agouti and Boulder samples tested during the A20721 program. The levels of deleterious elements are also low and do not present any concerns.

Roxgold Report № R2021.001	130

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 55:      A20721 Other Pits Samples Head Assays

Sample ID	Au 1 (g/t)	Au 2 (g/t)	Au ave (g/t)	Ag (ppm)	Hg (ppm)	As (ppm)	Corg (%)	Stot (%)	S2- (%)
VC01	1.22	1.25	1.24	<0.1	0.6	10	0.24	0.26	0.22
VC02	1.47	1.37	1.42	<0.1	0.3	70	0.15	0.7	0.64
VC03	1.54	1.58	1.56	<0.1	0.3	60	0.15	0.86	0.76
VC04	3.4	3.07	3.24	<0.1	0.3	30	0.15	1.38	1.26
VC05	9.35	8.66	9.01	<0.1	0.9	80	0.15	1.2	0.94
VC06	2.52	3.62	3.07	<0.1	<0.3	<10	0.33	0.5	0.36
VC07	2.73	3.29	3.01	<0.1	0.3	<10	0.09	0.22	0.16
VC08	2.12	1.48	1.80	<0.1	0.6	20	0.12	1.62	1.14
VC09	8.33	13.6	10.97	<0.1	0.6	20	0.06	2.94	2.44
VC10	2.0	1.62	1.81	<0.1	<0.3	100	<0.03	1.12	1.08
VC11	1.8	2.6	2.22	<0.1	<0.3	30	0.18	0.44	0.34
VC12	22.9	19.3	21.10	<0.1	0.6	20	0.15	0.44	0.34
VC13	11.3	9.4	10.35	<0.1	0.6	40	0.18	0.74	0.64
VC14	16.5	14.8	15.65	<0.1	0.6	20	0.12	0.18	0.12
VC15	3.22	4.3	3.76	<0.1	<0.3	40	0.12	0.56	0.52
VC16	13.5	8.47	10.99	<0.1	0.6	20	<0.03	0.42	0.28
VC17	2.24	3.86	3.05	<0.1	0.3	<10	0.24	0.24	0.12
Boulder Master	1.17	1.17	1.17	<0.1	0.6	10	<0.03	0.72	0.58
Agouti Master	1.1	1.19	1.15	<0.1	0.3	<10	<0.03	0.46	0.28
Ancien Master	9.08	10.20	9.64	<0.1	0.6	50	<0.03	0.78	0.50

13.2.6	Communition Results

Bond Impact Crushability tests were performed on a selection of the Antenna drill core samples. These results are tabulated in Table 56. For this set of Antenna samples, the average CWi is 9.0 kWh/t and the 85th percentile value is 11.8 kWh/t. The average specific gravity (SG) measured for these samples is 2.62. The average and 85th percentile values for these samples are marginally lower than that of the samples tested previously during the PEA phase (A19864). When combining these with the previous PEA results the combined average is 10.1 kWh/t and the 85th percentile value is 13.9 kWh/t.

The Boulder, Agouti and Ancien samples are generally softer than the Antenna samples.

Table 56:      Impact Crushability Results (CWi in kWh /Mt)

Sample #	Antenna	Boulder	Agouti	Ancien
1	6.4	6.7	6.4	9.6
2	6.1	8.3	7.8	9.5
3	12.2	8.4	6.2	6.4
4	9.5	6.3	6.0	3.2
5	6.1	9.6	1.6	3.3
6	6.1	6.4	4.6	6.4
7	11.0	9.4	7.7	6.4
8	9.0	9.5	6.1	7.9
9	13.8	6.3	6.2	9.8
10	9.4	6.6	9.5	9.7
Ave	9.0	7.8	6.2	7.2
85th percentile	11.8	9.5	7.7	9.7

Roxgold Report № R2021.001	131

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

SMC and Bond Index Comminution testing was performed on a selection of samples and Master Composites. Table 57 summarizes the result obtained.

The Antenna samples tested are of above average hardness but marginally softer than the Antenna Master Composite tested during the PEA. Combining the four new results for Antenna with the PEA data results in an average Axb of 32.3 and an 85th percentile value of 30.8. In terms of the Bond Ball Mill Work Index the combined average is 19.7 kWh/t and the 85th percentile is at 20.4 kWh/t.

Roxgold Report № R2021.001	132

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

The Agouti, Boulder and Ancien samples yielded similar results to Antenna.

Table 57:      Comminution Testwork Results

Sample ID	DWi (kWh/m3)	SG	JK Parameters				Bond Indices (kWh/t)
			A	b	A x b	ta	RWi	BWi	Ai
Antenna MC	8.0	2.75	73.7	0.47	34.6	0.33	20.8	-	0.4340
Antenna COMP # 8	9.0	2.80	100	0.31	31.0	0.29	-	20.5	-
Antenna COMP # 14	8.4	2.77	100	0.33	33.0	0.31	-	20.2	-
Antenna COMP # 16	8.6	2.81	81.1	0.40	32.4	0.30	-	18.5	-
Antenna Average:	8.5	2.78	88.7	0.4	32.8	0.31	-	19.7	-
Agouti MC	8.6	2.79	77.5	0.42	32.6	0.30	-	18.0	-
Boulder MC	8.5	2.73	87.1	0.37	32.2	0.31	-	16.3	-
Ancien MC	8.0	2.78	89.4	0.39	34.9	0.32	-	16.8	-

The unconfined compressive strength (UCS) of four of the Antenna samples were also tested and yielded a value of 177.1 MPa. This classifies the ore as “hard/strong”. Five samples of each of the Boulder, Agouti and Ancien samples yielded averaged strengths of 43, 72 and 55 MPa respectively. This classifies these ores as “medium hard/strong”.

13.2.7	Flowsheet Options Tested

Given the consistently high (mid 90s) overall gold recoveries as well as the high average gravity gold recovery recorded during previous testing this program focussed entirely on a conventional CIL flowsheet with gravity concentration.

13.3	Gravity-Cyanidation Results for the A20721 program

13.3.1	Grind and Cyanide Addition Optimization

Table 58 summarizes the results from the grind and cyanide series of testwork.

Table 58:      Antenna MC Gravity-Cyanidation Test Results (Grind and Cyanide Series)

Test No.	Test Conditions		Residue Au (g/t)	Gold Extraction (%)				Reagent Consumption (kg/t)
	Grind P80 (µm)	Initial NaCN (%)		Gravity	4-hr	24-h	48-hr	NaCN	Lime
BK13492	150	0.05	0.220	38.9	79.3	89.7	91.8	0.17	0.46
BK13493	106	0.05	0.165	38.6	86.0	91.6	93.9	0.22	0.24
BK13494	75	0.05	0.130	38.1	84.9	90.7	95.2	0.22	0.28
BK13495	75	0.10	0.125	38.8	92.2	94.1	95.3	0.39	0.29
BK13496	75	0.02	0.145	40.9	70.1	93.8	94.3	0.10	0.35

Figure 76 presents a graph of the final residue grades, analysed by duplicate fire assay, versus the grind size of the sample. The result shows a linear correlation between the fineness of the grind and the residue grade (confirming a similar trend observed during the PEA testwork program).

Roxgold Report № R2021.001	133

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 76:      Residue Gold Grade versus Grind P80 for A20721 Antenna MC

Figure 77 presents a graph of the final residue grades, analysed by duplicate fire assay, versus the initial NaCN concentration used in the series. The graph shows a decrease in residue grade from 0.130 g/t to 0.125 g/t as the cyanide concentration was increased from 0.05% to 0.1%. However, the difference of 0.005 g/t is smaller than the analytical error margin (fire assays are reported to 2 decimal places only) and therefore a mathematical averaging difference only. In contrast, the cyanide consumption increased from 0.22 to 0.39 is significant. Given this outcome, an initial cyanide addition of 0.05% was adopted for the remainder of the program as this allows for complete gold leaching while not overestimating the cyanide consumption that could be achieved on the full-scale plant.

Roxgold Report № R2021.001	134

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 77:      Residue Gold Grade versus Cyanide Strength for A20721 Antenna MC

13.3.2	Other Leach Parameters Optimization

Table 59 summarizes the results from the tests exploring the effects of air sparging, lead nitrate addition, a 24-hour residence time as well as pre-oxygenation. All these tests were performed at a P80 grind of 75 µm and with an initial cyanide concentration of 0.05%.

Table 59:       Antenna MC Gravity-Cyanidation Tests Results (other Parameters)

Test	Condition varied	Residue Au (g/t)	Gold Extraction (%)					Reagent Consumption (kg/t)
			Gravity	2-hr	8-hr	24-h	48-hr	NaCN	Lime
BK13513	Air Sparge	0.150	39.9	62.6	87.8	93.7	94.3	0.18	0.34
BK13514	50 %w/w solids	0.135	39.5	74.8	94.5	94.9	94.9	0.12	0.35
BK13515	Pb (NO3)2	0.135	37.4	89.4	91.1	93.2	95.2	0.17	0.39
BK13516	CIL	0.135	42.4	86.2	94.0	94.0	94.5	0.39	0.29
BK13647	24hr	0.150	39.6	68.0	90.7	94.5	-	0.05	0.45
BK13826	24hr; 4hpre-ox	0.140	44.7	88.0	93.6	94.9	-	0.11	0.33

The residue gold grade values are all very similar and within the accuracy of the test procedure. However, the two highest residue grades were recorded when air sparging only was used and at the 24-hour leach duration.

Cyanide consumption was elevated when carbon was added, however, there is no indication whether the carbon was pre-conditioned in cyanide solution.

Roxgold Report № R2021.001	135

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 60: Antenna Variability Samples Gravity – Cyanidation Tests Results (A20721)

Sample ID	Head Au Grade (g/t)		Residue Au (g/t)	Gold Extraction			(%)	Reagent Consumption (kg/t)
	Assayed	Calc’d		Gravity	2-hr	8-hr	24-hr	NaCN	Lime
COMP #1	2.58	2.44	0.10	24.0	85.4	94.0	95.9	0.12	1.00
COMP #2	1.72	2.88	0.13	52.1	86.2	93.3	95.5	0.12	0.29
COMP #4	1.10	1.20	0.07	20.0	85.8	93.4	94.2	0.04	0.74
COMP #5	1.97	1.11	0.07	34.4	86.8	91.7	94.1	0.10	0.31
COMP #6	5.50	3.92	0.30	34.2	86.2	91.1	92.5	0.12	0.27
COMP #7	1.72	1.58	0.15	23.1	83.1	87.4	90.8	0.12	0.28
COMP #8	2.48	2.41	0.20	35.8	86.4	90.8	91.9	0.10	0.30
COMP #9	1.53	1.89	0.06	51.5	88.2	96.1	96.8	0.10	0.66
COMP #10	1.83	2.55	0.15	45.2	86.7	92.0	94.1	0.09	0.23
COMP #11	4.56	4.65	0.21	41.2	72.8	92.7	95.6	0.07	0.34
COMP #12	3.82	2.77	0.16	43.8	88.5	94.9	94.2	0.03	0.34
COMP #13	2.26	1.40	0.07	54.8	86.2	94.4	95.4	0.11	0.31
COMP #14	2.66	2.75	0.18	33.8	81.1	89.5	93.5	0.10	0.30
COMP #15	2.51	2.15	0.16	34.6	84.3	92.0	92.8	0.10	0.29
COMP #16	1.40	1.67	0.06	51.2	72.4	95.3	96.7	0.10	0.31
COMP #17	2.91	2.62	0.22	22.0	78.5	89.9	91.6	0.14	0.26
COMP #18	2.77	2.70	0.13	39.7	77.5	90.8	95.2	0.16	0.37
Averages	2.55	2.39	0.14	37.7	83.3	92.3	94.2	0.10	0.39

Figure 78 shows the average gold extraction versus leach duration curve for all 17 tests combined. Individual curves were combined to smooth out analytical variations to allow for a more precise assessment of the kinetics. The graph shows that leaching is substantially complete within 24 hours and there is no apparent preg-robbing.

Figure 78 also shows a fast initial leaching rate for the gravity tailings sample with more than 80% of the stage extraction completed within the first 2 hours of cyanidation. This fast initial leaching rate renders this material amenable to a hybrid CIL configuration, where the conventional CIL is preceded by a pre-leach tank. Most of the gold will leach in the pre-leach tank, which provides several downstream benefits with respect to the efficiency of the adsorption process.

Roxgold Report № R2021.001	136

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 78: A20721 Antenna Variability Samples Leach Kinetics

The overall gold recoveries recorded for the 17 Antenna VC samples are plotted against the gravity gold recovery in Figure 79. A straight-line fit indicates a positive correlation, as expected, but a poor correlation coefficient, which indicates that the recovery achievable is not dependant on the recovery of coarse gold by gravity concentration.

Figure 79: Gold Recovery versus Gravity Recovery (all A20721 Variability Samples)

Figure 80 shows the overall gold recovery versus head grade plot for the 17 Antenna variability samples. It is evident that there is no trend between recovery and gold grade for this domain. All the samples tested yielded recoveries exceeding 90%, which indicates that there are no refractory “pockets” within the ore body. This confirms and strengthens a similar finding from the PEA variability tests.

Roxgold Report № R2021.001	137

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 80: Gold Recovery versus Head Grade for Antenna Variability Samples (A20721)

Figure 81 presents a graph of the final residue grades, analysed by duplicate fire assay, versus the assayed head grade for the seventeen Antenna variability samples. A straight-line fit yielded an acceptably high correlation coefficient (R2) of 0.557. These results are used, in conjunction with the corresponding PEA data, to derive a recovery model (see Section 2.4).

Figure 81: Residue Gold Grade versus Head Grade for Antenna Variability Samples

The average cyanide and lime consumptions for the seventeen variability samples are low at 0.10 kg/t and 0.39 kg/t respectively. Note that while the lime consumption is similar to the PEA results the cyanide consumption is significantly lower, likely due to the shorter leach duration.

Roxgold Report № R2021.001	138

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

13.3.3	Satellite Pits Variability Samples Test Results

Table 60 summarizes the results of tests comprising of gravity concentration followed by cyanidation of the gravity tailings performed on the variability samples taken from the satellite pits for the FS program (A20721). All the tests were performed on samples ground to a P80 of 75 µm and followed the same cyanidation procedure as described previously. Note that these tests were performed for 24 hours as opposed to the 48 hours duration used in the PEA.

Table 60 Ancien, Boulder and Agouoti Variability Samples Gravity-Cyanidation Results (A20721)

Pit	Sample ID	Head Au Grade (g/t)		Residue Au (g/t)	Gold Extraction			(%)	Reagent Cons (kg/t)
		Assayed	Calc’d		Gravity	2-hr	8-hr	24-hr	NaCN	Lime
Boulder	VC01	1.24	1.23	0.16	11.0	79.0	85.9	87.4	0.12	0.57
	VC02	1.42	1.41	0.24	12.4	80.1	80.7	83.0	0.12	0.53
	VC03	1.56	1.86	0.20	22.8	84.5	88.1	89.5	0.16	0.52
Agouti	VC04	3.24	3.23	0.23	24.0	87.0	90.4	92.9	0.19	0.71
	VC05	9.01	9.96	0.98	25.2	78.0	88.4	90.2	0.16	0.54
	VC06	3.07	2.64	0.20	23.1	78.3	90.4	92.4	0.12	0.41
	VC07	3.01	4.14	0.25	49.4	88.1	94.2	94.0	0.15	0.39
	VC08	1.80	3.69	0.12	50.8	68.6	90.3	96.8	0.21	0.44
	VC09	9.78	7.78	0.25	66.8	75.5	87.5	96.8	0.26	0.43
Ancien	VC10	1.81	1.63	0.19	18.7	87.9	87.2	88.4	0.16	0.51
	VC11	2.22	2.30	0.13	38.9	86.7	93.0	94.6	0.11	0.36
	VC12	21.10	17.01	0.32	50.7	95.3	97.6	98.1	0.16	0.42
	VC13	10.35	15.08	0.24	62.5	87.7	96.8	98.4	0.11	0.36
	VC14	15.65	12.62	0.10	65.4	91.0	98.3	99.2	0.10	0.34
	VC15	3.76	3.49	0.10	58.7	87.9	94.5	97.1	0.12	0.42
	VC16	11.19	10.92	0.21	56.8	92.2	97.3	98.1	0.14	0.40
	VC17	3.05	4.08	0.09	47.7	86.2	97.3	97.8	0.12	0.35
Ancien MC		9.65	10.73	0.38	47.8	91.5	95.2	96.5	0.05	0.44
Agouti MC		1.15	1.14	0.10	37.4	85.0	89.6	91.2	0.14	0.41
Boulder MC		1.17	1.29	0.15	18.3	82.7	87.3	88.7	0.12	0.35
Ave		5.76	5.81	0.23	39.4	84.7	91.5	93.6	0.14	0.45

Figure 82 shows the average gold extraction versus leach duration curve for all seventeen tests combined. Individual curves were combined to smoothen out analytical variations in order to allow for a more precise assessment of the kinetics. As was the case for Antenna, the graph shows that leaching is substantially complete within 24 hours and there is no apparent preg-robbing.

Figure 82 also shows a fast initial leaching rate for the gravity tailings samples, which supports the decision to include a pre-leach tank.

Roxgold Report № R2021.001	139

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 82: A20721 Satellite Pits Variability and MC Samples Leach Kinetics

The overall gold recoveries recorded for the seventeen variability samples are plotted against the gravity gold recovery in Figure 2.25. A strong positive correlation validates the decision to include a gravity recovery step in the flowsheet.

Figure 83: Gold Recovery versus Gravity Recovery (A20721 Satellite Pits)

As was the case for Antenna there is no discernible correlation between overall or gravity gold recovery and head grade for these variability composites. Residue grades are weakly correlated to head grade, but this data is not used in the overall recovery model, which is based on Antenna results only.

Roxgold Report № R2021.001	140

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

The average cyanide and lime consumptions for the seventeen variability samples are like Antenna rates at 0.14 kg/t and 0.45 kg/t, respectively. The cyanide consumption is lower than that recorded during the PEA, likely due to the shorter leach duration.

13.3.4	Miscellaneous Test Results

A preg-robbing test was conducted on a slurry of ground Antenna Master Composite. Gold was added to a level of 10 mg/L and the slurry was bottle-rolled for 24 hours with intermediate sampling and analysis of the solution gold concentration. It was found that none of the gold adsorbed from the solution and hence that the ore sample did not contain any preg-robbing components.

A lime demand test was conducted at a slurry density of 40 %w/w solids. A total of 0.17 kg/t hydrated lime was added to adjust the slurry pH to 10.5 units. This is well below the lime consumption recorded during most of the cyanidation tests.

Exploratory cyanide detoxification testing was conducted for future reference. Table 61 summarizes the results obtained. The total cyanide content of the pregnant leached solution was 169 mg/L at the start of the 15-minute residence time test and the slurry fed to the reactor contained 50 %w/w solids. Lime was added to maintain the solution pH at approximately 8.5 units. Sodium metabisulphite powder was added to provide the sulphur dioxide.

A 3:1 sulphur dioxide to WAD cyanide ratio appears to be sufficient when targeting a 50 mg/L total cyanide effluent. Comparison of the last three tests, all performed at a 3:1 SO2:WAD ratio, indicates that a copper addition of around 0.22 kg/t is required to produce a sub 50 mg/L effluent.

Table 61:      Antenna MC Detoxification Results (SO2 – Air Method)

Test Conditions	Residual Total Cyanide (mg/L)	Reagent Consumption (kg/t)
		Na2S2O5	CuSO4.5H2O	Lime (60% CaO)
5:1 SO2:WAD CN	9.0	0.27	0.48	1.26
4:1 SO2:WAD CN	8.7	0.22	0.47	0.80
3:1 SO2:WAD CN	13.2	0.16	0.45	0.63
reduced Cu add'n	31.6	0.16	0.22	0.46
no copper add'n	137.8	0.16	0.00	0.40

An oxygen uptake test was conducted on an Antenna Master Composite sample at a pH of 10 and a grind P80 of 75 µm. Table 62 presents the oxygen uptake rate recorded at specific durations into the test. The sample exhibited a low oxygen uptake rate.

Table 62: Oxygen Uptake Rate Results

Time (h)	Oxygen uptake rate (mg/L/min)
1	0.0184
2	0.0073
3	0.0081
4	0.0078
5	0.0075
6	0.0081
24	0.0035

Roxgold Report № R2021.001	141

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

13.3.5	Gravity Recoverable Gold Test

A sample of the Antenna Master Composite (A20721) was subjected to a staged gravity recovery procedure where the sample was ground finer in increments with a gravity concentration step executed at each grind. Table 63 summarizes the results obtained. The results show that most of the gravity recoverable gold was extracted in the first two coarser grinds.

The total gravity recoverable gold fraction was 57.5% of the feed, reporting to a concentrate of 0.45% of the sample mass and at a concentrate grade of 340 g/t.

This result exceeds the gravity gold recoveries recorded during the cyanidation test programs, which averaged around 40% gravity gold recovery.

Table 63: Antenna MC Gravity Recoverable Gold

Product	Grind Size (µm)	Mass (%)	Au (g/t)	Au Dist'n (%)
Stage 1 Con	P80 850	0.12	449	19.9
Stage 2 Con	P50 75	0.17	410	26.2
Stage 3 Con	P80 75	0.16	188	11.4
Stage 3 Tail	P80 75	99.55	1.14	42.5
Combined Con		0.45	340	57.5
TOTAL		100.0	2.67	100.0

13.3.6	Carbon Adsorption Test

Carbon adsorption test were performed to assess the amenability of the slurry to gold recovery from the solution onto activated carbon.

Figure 2.26 presents the results of adsorption equilibrium loading test performed by contacting various amounts of carbon to samples of the leached Antenna Master Composite slurry for a duration of several days. It shows the maximum achievable loading on carbon at various solution gold concentrations at room temperature. The Freundlich isotherm, Y = 5541 C 0.445 with Y the loading on the activated carbon at equilibrium (g/t) and C the solution gold concentration (mg/L) in equilibrium with this carbon is shown to fit the data well.

Roxgold Report № R2021.001	142

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 84: Adsorption Equilibrium (Antenna MC)

Figure 85 presents the results of an adsorption kinetic loading test performed by contacting a measured amount of carbon with a 6 kg sample of leached Antenna Master Composite slurry. The leached slurry was replaced with a fresh batch at the 2-hour mark and again at the 4-hour mark to maintain a high gold in solution concentration and simulate the counter-current movement of carbon in industrial scale adsorption plants.

From the test data the Fleming model constants were derived as:

Fleming k = 104 hr-1
Fleming n = 0.718

Roxgold Report № R2021.001	143

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 85:       Adsorption Kinetics Sequential Tripe Contact Batch Test (Antenna MC)

13.3.7	Sedimentation and Rheology Test Results

A sample of the Antenna Master Composite was subjected to rheology testing. Figure 86 and Figure Figure 87 present the results graphically. A yield stress lower than 10 Pa was measured for all but the highest shear rate indicating that the slurry will not be difficult to pump or agitate.

Figure 86:       Viscosity versus shear rates at three densities (%slides) for the Antenna MC Slurry

Roxgold Report № R2021.001	144

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 87:	Shear Stress versus Rate for Three Densities (% solids) for the Antenna MC Slurry

A sample of Antenna Master Composite was subjected to sedimentation testing by Outotec testing facility using a laboratory scale dynamic high-rate thickener. The P80 of the sample was determined to be 82 µm and 60 g/t Magnaflocc M10 flocculant was added throughout. Note that Outotec stated that there was insufficient sample to allow flocculant optimization hence it is possible that lower addition rates would produce equivalent results. Table 64 summarizes the results from three tests performed at different feed fluxes.

Table 64:	Antenna MC Dynamic Thickening Results

Feed		Underflow		Overflow
Flux (t/m2.h)	Liquor Rise Rate (m/h)	Density (% solids w/w)	Yield Stress (Pa)	Suspended Solids (ppm)
0.5	2.46	64.4	31	230
1.0	4.93	60.6	24	280
1.5	7.39	59.4	53	330

Note that the desired underflow density of approximately 54 %w/w solids was exceeded over the range tested. For the purposes of maintaining a reasonably clear overflow product and to allow surge capacity Outotec recommended a design flux rate of 1.0 t/ (m2.h) and a feed density of 22 %w/w solids.

The dynamic thickening testwork conducted by Outotec used a flocculant dosing rate of 60g/t. However, flocculant screening tests showed that the settling rate was largely insensitive to the flocculant addition rate once it exceeded 40 g/t. Due to limited sample quantity, Outotec was not able to perform more thickening tests to optimize the flocculant dosing rate.

Roxgold Report № R2021.001	145

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

At the end of 2020, Roxgold was able to conduct additional thickening testwork on a pre-leach thickener sample with BASF to determine the optimal flocculant dosage and verify the appropriate thickener feed solids. The BASF thickening testwork confirmed that Magnafloc 10 is the best performing flocculant for Séguéla in terms of settling rate and overflow clarity. The ideal solids in the thickener feedwell for efficient settling was determined to be at 15-17% w/w. The recommended flocculant dosing rate was 20 g/t. Refer to Figure 88 to Figure 90 for the BASF testwork results.

Figure 88:	BASF Flocculant Screening Results – Flocculant Type Vs. Settling Rate

Figure 89:	BASF Flocculant Screening Results – Flocculant type Vs. Overflow Clarity

Roxgold Report № R2021.001	146

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 90:	BASF Settling Testwork Results – Feed Solids Vs. Flux Rate

13.4	ALS Laboratories FS Update Testwork Program (A21926 and A21707)

13.4.1	Metallurgical Samples

Roxgold selected drill core samples for both the A21926 and the A21707 metallurgical testwork program.

Table 65 summarizes the details pertaining to the samples used during the A21926 testwork program.

Table 65:	Test Program A21926 Samples

Testwork / Comp ID	Sample Type	Drill Hole	From (m)	To (m)	Mass (kg)
UCS	>180mm whole core	SGRD972	72.16	72.36	1.72
		SGRD974	123.07	123.27	1.76
		SGRD977	122.24	122.44	1.73
		SGRD973	53.50	53.70	1.73
		SGRD978	190.43	190.63	1.72
CWi	51-76mm whole core	SGRD972	71.40	71.47	0.64
		SGRD972	73.89	73.96	0.57
		SGRD974	121.46	121.53	0.56
		SGRD974	122.08	122.15	0.55
		SGRD977	121.43	121.50	0.58
		SGRD977	123.16	123.23	0.63
		SGRD973	49.18	49.25	0.57
		SGRD973	50.40	50.47	0.56
		SGRD978	184.47	184.54	0.57
		SGRD978	196.14	196.21	0.59
Bond Rod Wi	1/2 Core	SGDD070	139	142	10.6
		SGDD072	79	82

Roxgold Report № R2021.001	147

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Testwork / Comp ID	Sample Type	Drill Hole	From (m)	To (m)	Mass (kg)
		SGRD935	209	212
Bond Ball Wi	1/4 Core	SGDD070	139	142	11.3
			144	145
		SGDD072	73	74
			78	79
			80	82
		SGRD935	205	209
Master Comp	1/4 Core	SGDD070	139	142	21.3
			144	145
		SGDD072	73	74
			78	79
			80	82
		SGRD935	205	209
		SGRD962	240	244
	RC Chip	SGRC923	15	19
		SGRC925	86	89
			91	92
		SGRC933	107	109
			118	120
		SGRC966	60	64
VC01	1/4 Core	SGRD951	192	198	8.44
VC02	RC Chip	SGRC929	78	86	9.21
VC03	RC Chip	SGRC916	99	106	8.17
VC04	1/4 Core	SGRD955	248	254	8.24
VC05	RC Chip	SGRC876	100	107	8.02
VC06	RC Chip	SGRC916	92	99	8.12
VC07	RC Chip	SGRC920	143	150	8.14
VC08	RC Chip	SGRC877	189	196	8.08
VC09	RC Chip	SGRC920	159	166	8.31
VC10	RC Chip	SGRC965	21	29	8.75

Table 66 summarizes the details pertaining to the samples used during the A21707 testwork program.

Table 66:	Test Program A21707 Master Composite Recipe

Deposit	ALS Project #	ALS Sample ID	Mass to Sub- Comp (kg)	Sub-Comp Mass (kg)	Mass to Master Comp (kg)
Ancien	A20721	Ancien Master	1.50	4.38	3.85
		VC10	0.50
		VC11	2.00
		VC15	1.00
		VC17	0.38
Antenna	A20721	Comp 1 SGDD007 36-40	1.00	24.75	22.75

Roxgold Report № R2021.001	148

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Deposit	ALS Project #	ALS Sample ID	Mass to Sub- Comp (kg)	Sub-Comp Mass (kg)	Mass to Master Comp (kg)
		Comp 5 SGDD015 44-48	1.00
		Comp 10 SGDD026 122-124	1.00
		Comp 15 SGRD112 143-148	1.00
		Comp 18 SGRD119 80-84	1.00
	A19864	Antenna VC03	6.00
		Antenna VC10	2.00
		Antenna VC11	8.75
		Antenna VC12	3.00
Agouti	A20721	Agouti Master	2	5	3.85
		VC05	0.5
		VC08	0.5
	A19864	Agouti Master	2
Boulder	A20721	Boulder Master	3	4.6	4.55
		VC01	0.5
		VC02	0.5
	A20661	Boulder SGRC316	0.6

13.4.2	Head Assays

Selected head assays for the A21926 composite samples from the Koula deposit are tabulated in Table 67. The average gold grade for each sample is the arithmetic mean of the triplicate fire assays. As was the case for previous programs, the large differences between the triplicate fire assays indicates the presence of gold nuggets in the Koula ore samples. The three composites observed as having the least nugget effect were VC01, VC08 and VC09. Not surprisingly, these three composites also had the lowest gravity gold recovery. All the other composites had reasonably high gravity gold recovery, which again strengthens the case for including a gravity concentration step in the flowsheet.

Table 67:	Selected Head Assays for Koula Composites

Comp ID	Au1 (g/t)	Au2 (g/t)	Au3 (g/t)	AuAVE (g/t)	Ag (ppm)	AS (ppm)	C-org (%)	Hg (ppm)	Stot (%)	S2- (%)
Master	4.32	4.72	7.02	5.35	1.5	40	0.09	<0.1	1.30	0.84
VC01	1.45	1.37	1.31	1.38	0.3	<10	<0.03	<0.1	0.92	0.60
VC02	2.14	2.38	2.76	2.48	0.3	20	0.09	<0.1	0.72	0.42
VC03	3.17	2.42	1.71	2.438	<0.3	30	0.03	<0.1	1.06	0.60
VC04	3.91	4.47	4.29	4.22	0.3	<10	<0.03	<0.1	1.24	0.80
VC05	7.66	7.31	6.79	7.25	2.1	<10	0.06	<0.1	0.88	0.66
VC06	9.8	8.06	7.14	8.33	2.7	40	0.06	<0.1	1.38	0.98
VC07	7.51	7.47	6.36	7.11	0.6	<10	0.06	<0.1	0.80	0.54
VC08	56.1	58.8	57.3	57.4	3.9	40	0.24	0.3	1.24	0.84
VC09	18.3	17.3	16.9	17.5	1.2	30	0.06	<0.1	1.52	1.24
VC10	13	14.1	15	14.0	1.8	40	<0.03	<0.1	1.12	0.78

Negligible organic carbon and mercury contents suggests that these deleterious elements will likely not present significant problems when processing this ore body.

Roxgold Report № R2021.001	149

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Silver grades are consistently low compared to the gold grades, however, silver content in the Koula ore is at a higher level than the Antenna ore. This is expected since Koula’s mineralogy is like Ancien.

Some arsenic was found in most of the samples, but the average level is sufficiently low to assume that it too will not present a significant problem.

13.4.3	Communition Results

A summary of various comminution test results from the A21926 program is presented in Table 68. Comparing the Koula comminution parameters to those measured for samples from the other deposits, the average CWi, RWi, BWi values are all within similar ranges. The UCS results for Koula appear to be lower than results from other deposits indicating that Koula ore is slightly less competent than the others. The comminution results from the A21926 program have no impact on the existing comminution design.

Table 68:	Koula Comminution Testwork Summary

Ore Type	Project #	Unconfined Compressive Strength (MPa)					Bond Work Indices (kWh/t)
		1	2	3	4	5	CWi	RWi	*BWi
Koula	A21926	7	29	8	26	9	6.90	19.5	16.3

*Closing screen size of 106 µm.

13.4.4	Gracity-Cyanidation Results

Table 69 presents a summary of the various tests conducted on the Koula master composite for gold from the A21926 program.

Table 69:	Koula Master Composite Testwork Results for Gold

Test #	Comp ID	Au Head Grade (g/t)		Au Extraction (%)						Au Tail Grade (g/t)	Reagents (kg/t)
		Assay	Calc'd	Grav	2-hr	4-hr	8-hr	24-hr	48-hr		NaCN	Lime
BK14863 (Direct Leach)	Master Comp	5.35	5.35	-	48.4	63.2	78.3	92.4	94.6	0.29	0.17	0.67
BK14864 (Gravity/Leach)			5.00	53.3	89.3	93.4	94.5	95.6	95.4	0.23	0.17	0.60
BK14865 (Gravity/Leach – 6 hrs O2)			4.24	37.0	87.0	92.8	93.6	94.7	94.1	0.25	0.17	0.58

Test #BK14863 directly leached the master composite (no gravity separation) with oxygen sparging. The results showed that gold recovery continued to increase after 24 hours of leaching.

Test #BK14864 had gravity separation followed by leaching of the gravity tails with oxygen sparging. Test #BK14865 had gravity separation followed by leaching of the gravity tails, but with oxygen sparging for only 6 hours. These 2 tests yielded similar recoveries but faster leach kinetics. Both leach curves began to plateau at 24 hours. It can be observed from this testwork that if gravity separation was included, a 24-hour leach time would be sufficient.

Roxgold Report № R2021.001	150

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

The highest gold recovery was achieved for the test incorporating gravity recovery and elevated dissolved oxygen levels for the duration of the leach.

Table 70 presents a summary of the Koula variability testwork for gold from the A21926 program.

Table 70: Koula Variability Testwork for Gold

Test # Comp ID Au Head Grade (g/t) Au Extraction (%) Au Tail Grade (g/t) Reagents (kg/t) Assay Calc'd Grav 2-hr 4-hr 8-hr 24-hr 48-hr NaCN Lime BK14878 VC01 1.38 1.65 19.5 85.7 88.0 89.7 91.9 93.0 0.12 0.22 0.41 BK14879 VC02 2.43 2.62 54.2 86.1 89.9 94.6 96.0 96.0 0.11 0.17 0.43 BK14880 VC03 2.43 2.38 46.0 88.0 92.5 94.1 95.6 96.0 0.10 0.20 0.49 BK14881 VC04 4.22 5.62 58.3 92.3 93.8 94.8 96.0 96.4 0.20 0.20 0.41 BK14964 VC05 7.25 7.07 70.7 95.5 96.2 97.4 98.3 97.9 0.15 0.11 0.42 BK14883 VC06 8.33 7.53 42.8 83.5 89.0 91.9 93.1 96.0 0.30 0.22 0.39 BK14884 VC07 7.11 6.43 35.0 82.2 89.7 93.5 94.7 95.5 0.29 0.20 0.44 BK14885 VC08 57.40 48.60 18.6 62.6 79.0 91.1 95.6 96.3 1.81 0.22 0.47 BK14886 VC09 17.50 22.00 18.1 71.9 80.3 92.3 94.7 94.7 1.16 0.22 0.43 BK14887 VC10 14.00 17.30 41.5 92.5 95.2 95.5 97.6 97.4 0.46 0.30 1.90 Average 40.5 84.0 89.4 93.5 95.4 95.9 0.21 0.58

The Koula variability testwork shows an average gravity gold recovery of 40.5%. However, one of the composites (VC05) yielded a 70% gravity gold recovery which increased the average significantly. Without VC05, the average would be only 37.1%. Also, gravity gold recovery at full-scale tends to be about 25% less than the testwork results, hence, no impact to the existing gravity circuit design is expected.

The Koula overall gold recovery averages at 95.3% at the end of 24-hour leach period. This is similar to the design recovery of 95%, which was based on only Antenna variability testwork results at the time. Koula ore would likely be blended with other ore, hence, the existing 95% gold recovery in the PDC still holds.

The average cyanide consumption is 0.20 kg/t ore from the variability testwork; however, the measurement was done after 48 hours of leaching. Since our targeted leach residence time is only 24 hours, the cyanide consumption in full-scale should be less, hence no impact to the existing cyanide consumption in the PDC is expected.

The average lime consumption is 0.58 kg/t ore from the variability testwork, however, one of the composites (VC10) had significantly higher lime consumption than the rest. The head analysis shows VC10 to have the least % calcium which could mean the least amount of CaCO3 (lime), explaining why its lime consumption was higher than the rest. Without VC10, the average would be 0.43 kg/t. Also, the measurement for lime consumption was done after 48 hours of leaching. Since the targeted leach residence time is only 24 hours, the lime consumption in full-scale should be less, hence, no impact is expected to the existing lime consumption rate in the PDC.

Roxgold Report № R2021.001	151

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 71 presents a summary of the various tests conducted on the Koula master composite for silver from the A21926 program.

Table 71: Koula Master Composite Testwork Results for Silver

Test #	Comp ID	Ag Head Grade g/t)		Ag Extraction (%)						Ag Tail Grade (g/t)
		Assay	Calc'd	Grav	2-hr	4-hr	8-hr	24-hr	48-hr
BK14863 (Direct Leach)	Master Comp	1.50	1.05	-	24.8	30.4	35.8	41.0	42.7	0.60
BK14864 (Gravity/Leach)			0.69	19.2	51.2	51.2	51.2	53.8	56.4	0.30
BK14865 (Gravity/Leach – 6 hrs O2)			0.93	11.3	39.3	39.3	39.3	33.5	35.4	0.60

The highest silver recovery was achieved for the test incorporating gravity recovery and elevated dissolved oxygen levels for the duration of the leach. Silver recovery continued to increase beyond the 24-hour period for the master composite.

Table 72 presents a summary of the Koula variability testwork for silver from the A21926 program.

Table 72:	Koula Variability Testwork for Silver

Test # Comp ID Ag Head Grade (g/t) Ag Extraction (%) Ag Tail Grade (g/t) Assay Calc'd Grav 2-hr 4-hr 8-hr 24-hr 48-hr BK14878 VC01 0.30 0.41 5.9 54.6 54.6 59.2 59.2 63.5 <0.3 BK14879 VC02 0.30 0.33 19.8 49.7 49.7 49.7 55.1 55.1 <0.3 BK14880 VC03 <0.3 0.41 14.8 54.0 58.8 58.8 63.2 63.2 <0.3 BK14881 VC04 0.30 0.54 27.9 68.8 68.8 68.8 72.1 72.1 <0.3 BK14964 VC05 2.10 1.07 25.5 42.3 42.3 42.3 42.3 44.0 0.60 BK14883 VC06 2.70 0.86 19.5 54.3 58.8 61.0 63.1 65.2 0.30 BK14884 VC07 0.60 0.65 14.5 45.3 48.3 51.1 51.1 53.8 0.30 BK14885 VC08 3.9 4.1 14.0 58.5 76.9 88.7 89.2 85.4 0.60 BK14886 VC09 1.2 1.7 13.8 69.0 76.9 88.0 91.2 91.2 <0.3 BK14887 VC10 1.8 1.4 25.6 73.6 76.4 75.0 76.3 78.8 0.30 Average 18.1 57.0 61.1 64.3 66.3 67.2

The gravity silver recovery averaged at 18.1% and the overall silver recovery averaged at 66.3% for the Koula variability testwork. Although the existing PDC has not considered silver, it is expected the carbon loading and the electrowinning capacity has sufficient margin to handle the silver from Koula ore.

Roxgold Report № R2021.001	152

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

13.5	Miscellaneous Testwork – Oxygen Sparging Requirement

A summary of the oxygen uptake rate testwork for the new master composite is presented in Table 73 for the A21707 program.

Table 73:	Oxygen Uptake Rate Testwork for Master Composite (A21707 Program)

Time (hours)	Oxygen Uptake Rate* (mg/L/min)
	Test 1 (NaCN = Nil)	Test 2 (NaCN = 500 ppm)
0**	-0.1637	-0.0727
1	-0.1734	-0.0736
2	-0.1432	-0.0405
3	-0.1493	-0.0323
4	-0.1548	-0.0175
5	-0.146	-0.0261
6	-0.1451	-0.0379
24	-0.0691	0.0065

*Ambient temperature

** Baseline data prior to aeration

Test 2 had significantly lower oxygen uptake rate than Test 1 due to the presence of cyanide. The reactive species that are being oxidized in the pre-oxidation stage were possibly already oxidized by the cyanide, hence, their demand for oxygen could significantly be reduced.

Table 74 presents the gravity/leach testwork results from the A21707 program.

Table 74:	Gravity/Cyanide Leach Testwork for Master Composite (A21707 Program)

Test ID Test Description Au Head Grade (g/t) Au Extraction (%) Tail Au Grade (g/t) Reagents (kg/t) Assay Calc Grav 2hr 4hr 8hr 24hr 36hr NaCN Lime BK14631 Bottle-roll, Continuous O2 Sparging 2.31 2.15 30.0 75.9 86.5 89.6 93.8 94.6 0.12 0.07 0.58 BK14632 Vat Leach, 15ppm DO 2.31 2.11 30.6 79.9 83.2 87.4 91.0 91.0 0.19 0.26 0.63 BK14633 Vat Leach, 15ppm DO First 3 hrs 2.31 2.16 29.8 80.3 88.0 87.6 92.4 93.3 0.15 0.24 0.63 BK14635 Vat Leach, 3- hr Pre-ox 2.31 2.30 28.0 75.8 85.6 87.7 88.6 93.0 0.16 0.43 0.49

The lowest tail grade and cyanide consumption were achieved for BK14631, which was the bottle-roll test with constant oxygen-sparging. It should be noted that historically, bottle-roll tests have consistently lower cyanide consumption than vat leach tests. Out of the three vat leach tests, BK14633 performed best with just oxygen sparging during the first 3 hours of leaching. Based on the results, a pre-oxidation step is not required for the Séguéla project.

Roxgold Report № R2021.001	153

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

13.6	Recovery Equations for Mine Modelling

All of the Antenna test results for both the PEA and FS programs were used to derive an empirical correlation between the residue grade and head grade, which was then used to formulate a recovery equation. Figure 91 shows the plot of the residue versus head grades. Note that of the 53 tests conducted on Master Composite and variability samples 5 tests were excluded as these were performed at grinds that differ from the selected optimum to test the effect of liberation on gold extraction. The results for VC1 and VC2 were also excluded as the residue grades for these two samples were significantly above the expected values and they also had head grades that far exceeds the LOM grade and are therefore considered outliers. The remaining 46 test results are plotted below.

Figure 91:	Residue Gold Grade versus Head Grade for Antenna Tests

The correlation coefficient is poor, but it is similar for a linear and exponential trendline so the poor R2 is due to regular variability in the data and not due to the choice of empirical equation. The correlation between residue and head grade is thus:

Residue Grade = 0.0572 * Head Grade0.906

From this the recovery equation can be formulated as:

Recovery = 100-100*(0.0572*HG-0.094)

Note that this recovery represents extraction, through gravity concentration followed by cyanidation, from the ground ore only and does not include other losses such as the dissolved gold loss in the CIL tails stream or gold adsorbed onto carbon fines.

This equation yields a residue grade of 0.141 g/t at the LOM head grade of 2.72 g/t, which equates to an extraction of 94.8%. Deducting losses of 0.3% (0.008 g/t), the overall gold recovery decreases to 94.5% at this grade.

Roxgold Report № R2021.001	154

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

13.7	Testwork Results Contributing to Process Design

13.7.1	Grind Optimization

A high-level grind optimization exercise was performed to assess the optimum grind for the Séguéla project based on the information at hand. Revenue was estimated based on the results of the six gravity-leach tests performed to date at different grinds (three each for the A19864 and A20721 programs). The costs incurred to generate the different grinds were limited to grinding media, liners, and power cost elements only (i.e., they ignore additional capex and possible downstream costs). Figure 92shows the residue gold grade versus grind and shows the interpolated predicted residue grades at P80s of 63 µm and 53 µm.

Figure 92:	Residue Gold Grade versus Grind (Averaged for all 6 Tests)

The inputs used for the cost analysis are as follows:

•	Head Grade = 2.8 g/t.

•	Gold losses (dissolved and carbon fines) = 0.3%.

•	Gold price = $1,600/oz.

•	Media price = $1,034/t.

•	Liner price including wastage = $3,197/t.

•	Cost of power = $ 0.107 /kWh @ 95% electrical efficiency.

Roxgold Report № R2021.001	155

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

The grinding energy required to produce the desired product size was estimated using Bonds 4th law of comminution and applying the fineness factor to this calculation for grinds smaller than 75 µm.

This calculation yielded the results shown in Figure 93 below of the incremental profit (relative to the coarsest grind of a P80 of 150 µm) at the different grinds.

Figure 93:	Incremental profit ($/t) versus Grind

The graph shows an optimum grind at approximately P80 of 38 µm. However, the true optimum can be expected to be coarser than what this exercise yields due to the following considerations:

•	The analysis ignores CAPEX considerations. The higher capex required for a finer grind will not impact the operating profit per tonne treated but will impact the NPV.

•	The costs exclude downstream costs that may cause the curve to peak earlier, such as increased cyanide and lime consumption rates as the grind becomes finer. Note that the test results show only a minor increase in cyanide consumption, but finer grinds do typically result in increased consumption of reagents.

•	The method used for estimating grinding energy may underestimate the energy required at the finer sizes (despite having applied the fineness factor).

•	Note that this analysis is based on laboratory batch grinds. At a plant scale high density particle such as sulphides (with associated gold) or locked gold, typically concentrate in the mill circulating load and are therefore ground to a finer size than is the case in a batch grind without classification of the mill product. Thus, laboratory grinds can under-estimate the gold recovery at any grind size.

Roxgold Report № R2021.001	156

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

A detailed grind optimization exercise, which will address the considerations listed above, will likely see the peak shift towards a coarser size. Consequently, a grind size of a P80 of 75 µm has been adopted into the process design criteria for this feasibility study. However, a finer grind may be contemplated in future, especially if the gold price continues to improve.

13.7.2	Process Design Criteria

Based on the testwork to date a flowsheet featuring single stage SAG grinding followed by gravity concentration and cyanidation of the gravity tailings has been adopted.

The conventional 6-stage CIL is preceded by a pre-leach stage. All tanks will be injected with oxygen via the agitator down shaft. The pre-leach stage allows adsorption to proceed from a higher initial solution gold concentration, which improves adsorption efficiency and limits gold lock-up on the carbon inventory. It also ensures that there is very little additional leaching occurring in the final CIL stage, which allows a lower dissolved gold loss in the plant tailings stream.

Process design criteria adopted or derived from the testwork are tabulated in Table 75.

Table 75:	Process Design Criteria

Criterion Units Average Design CWi kWh/t 10.1 19.3 Axb 1 - 32.3 30.6 Specific Gravity - 2.82 Bond Ball Mill Work Index1 kWh/t 19.7 20.7 Abrasion Index - 0.42 Grind P80 μm 75 Bond Rod Mill Work Index kWh/t 21.8 22.7 Gravity Gold Recovery (Testwork) % 38.6 Gravity Gold Recovery (Full-Scale)2% 29.0 40 Sedimentation flux t/(m2.h) 1.0 Flocculant Consumption g/t 20 60 Cyanidation Duration h 24 Cyanidation Density % w/w solids 50 Leach Cyanide Strength (Initial) g/L 0.5 Leach NaCN Consumption3 kg/t 0.12 0.17 Leach CaO Consumption3 kg/t 0.41 0.57 Fleming kinetic constant (k) 1/h 104 Fleming parameter (n) 0.718

Note 1: OMC used highest of five test results due to low number of data points

Note 2: Full-scale plant gravity gold recovery discounted by 25% from test results

Note 3: A 40% design allowance applied to average consumptions to allow for peak fluctuations. Based on 76% CaO lime used during testwork.

Roxgold Report № R2021.001	157

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

13.8	Future Testwork Recommendations

Test results on these ore bodies have yielded remarkably consistent results indicating a homogenous ore body with low metallurgical risk. Additional testwork is recommended solely to increase the body of test results available to further enhance confidence in the selected flowsheet and design criteria derived to date. This should include:

•	Carbon adsorption modelling (for gold & silver) for various combinations of carbon movement rates and concentration profiles should be considered. The test results from the FS indicates that gold adsorption is below average for this slurry which was unexpected given the ‘clean’ nature of the ores. Confirmatory testwork is recommended but not essential as the impact on the CIL / elution circuit design will be modest.

•	More comprehensively testwork for silver to explore possible added revenue.

Roxgold Report № R2021.001	158

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

14	Mineral Resource Estimates

14.1	Introduction

The Séguéla Project Mineral Resource estimate consists of five prospects that includes the Antenna, Ancien, Agouti, Boulder and Koula gold deposits. The 31 March 2021 Séguéla Project Mineral Resource estimate is an update of the 30 November 2020 Mineral Resource estimate. The Ancien, Agouti, Boulder and Koula deposit Mineral Resource estimates have been completed by the Qualified Person and peer reviewed by experienced Roxgold staff. The Antenna deposit Mineral Resource estimate was completed by CSA Global under the supervision of the Qualified Person.

The resource estimation methodology for the collective deposits that constitute the Séguéla Project comprised the following procedures:

•	Model mineralised wireframes are based on logged lithology and sample grade values.

▪	At the Antenna deposit, strings were generated for the polymetallic gold mineralisation using downhole plots of assayed grade at a nominal cut-off grade of 0.2 ppm Au. Geological logging was used to guide lode interpretation, with the understanding that stockwork lodes were predominantly confined to the rhyolite units within the volcanic/volcanoclastic stratigraphy of the deposit.

▪	At the Ancien, Agouti, Boulder and Koula deposits the mineralisation was modelled using the ‘vein’ function in Leapfrog Geo™ to create discreet stationary domains for estimation. Mineralisation was modelled at a nominal cut-off grade of 0.2 ppm Au.

•	Validate geological wireframes.

•	Define mineralisation domains.

•	Data compositing for statistical analysis and validation.

•	Application/review of top cuts based on statistical analysis.

•	Construct block model.

•	Grade interpolation using OK and ID techniques.

•	Mineral Resource classification, validation and reporting.

In the opinion of the Qualified Person, the Mineral Resource evaluation reported herein is a reasonable representation of the global gold Mineral Resource at the Séguéla Project based on the available information. The updated Séguéla Project Mineral Resource estimate has an eﬀective date of 31 March 2021 and has been prepared in accordance with the Canadian Securities Administrators’ NI 43-101 and with CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM Council, 19 May 2014) and CIM Estimation of Mineral Resource and Mineral Reserves Best Practice Guidelines (CIM Council, 29 November 2019).

The drilling database used to estimate the Séguéla Project Mineral Resources were audited internally by Roxgold. In the opinion of the QP, the current drilling information is sufficiently reliable to interpret with confidence the boundaries of gold mineralisation and that the assay data is suffieciently reliable to support Mineral Resource estimation.

Previous (historical) estimates generated for the Séguéla Project are described in Section 6.3. The current Séguéla Project Mineral Resource estimate presented in this Technical Report supersedes all past estimates.

Roxgold Report № R2021.001	159

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Reported Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no guarantee that all or any part, of a Mineral Resource will be converted into a Mineral Reserve.

14.2	Database Cut-Off

The Séguéla Project Mineral Resource estimate models for Antenna, Boulder, Agouti, Ancien and Koula deposits were prepared using all drilling available at the effective report date of the 31 March 2021.

Drilling activities remain ongoing at the Séguéla Project with a focus on depth extensions at the Koula and Ancien deposits; as well as early-stage exploration and resource definition drilling of high priority targets which will be incorporated into future Mineral Resource estimates.

14.3	Software

Drillhole visualisation and 3D modelling of mineralisation for the Antenna deposit were undertaken in the Datamine Studio RM™ software package. 3D modelling of host geology units was undertaken in Maptek’s Vulcan™ software package. Validation of both mineralisation and geology wireframes, block model creation and Mineral Resource estimation were conducted in Dassault Systemes’ Surpac™ mining software package. Classical and geostatistical analysis of the input data for the purposes of Mineral Resource estimation was conducted using Snowden’s Supervisor™ exploratory data analysis software package.

Drillhole visualisation and 3D modelling of mineralisation and host geology for the Ancien, Agouti, Boulder and Koula deposits were undertaken using a combination of the Leapfrog Geo™ and Micromine™ software package. Validation of both mineralisation and geology wireframes, block model creation and Mineral Resource estimation were conducted in Micromine™ software package. Classical and geostatistical analysis of the input data for the purposes of Mineral Resource estimation was conducted using Snowden’s Supervisor™ exploratory data analysis software package.

14.4	Geological Interpretation

3D wireframes of the host lithologies for the Séguéla Project, including the weathering profile and alluvial cover, were generated by Roxgold for the Ancien, Agouti, Boulder and Koula deposits and by CSA Global under supervision by Roxgold for the Antenna deposit.

The Qualified Person imported these wireframes into Micromine and reviewed them against logged geology informed by the drillhole database. Wireframes were then validated to ensure their “solidity” and to enable their use in subsequent Mineral Resource modelling. In all cases, the wireframes were found to be suitably representative of the stratigraphy at each deposit within the Séguéla Project.

Typical cross-sections showing logged and modelled geology is provided for the Antenna (Figure 94), Ancien (Figure 95), Koula (Figure 96), Agouti (Figure 97), Boulder (Figure 98) deposits. These wireframes once validated, were used in the generation of the Séguéla Mineral Resource estimates.

Roxgold Report № R2021.001	160

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 76:	Modelled geology and Block Model Assignment

Deposit	Geology Type	Name	3DM	Block Model Variable	Block Model Assigned Value
Antenna	Lithology	Eastern margin basalts	Antenna_mafic.dtm	lithology	mafic
		Western margin Ultramafics	Antenna_umafic.dtm		ultramafic
		Volcaniclastic sediments	Antenna_volclastics.dtm		volcaniclastic
		Interbedded rhyolites	Antenna_rhyolite.dtm		rhyolite
	Oxide	Alluvial cover	Antenna_transported.dtm		transported
		Saprolite	Antenna_residual.dtm		residual
Ancien	Lithology	Regolith	Ancien Geology – Regolith.dxf	Lith_C	transported
		Gabbro	Ancien Geology – Upper Gabbro.dxf Ancien Geology – Middle Gabbro.dxf Ancien Geology – Lower Gabbro.dxf		Gabbro
		Rhyolite	Ancien Geology – RHYO01.dxf Ancien Geology – Rhyolite.dxf		Rhyolite
		Mylonite	Ancien Geology – Ancien Mylonite.dxf		Mylonite
	Oxide	Saprolite	Ancien Oxide – BOCO.dxf	Oxide	1
		Top of fresh rock	Ancien Oxide – TOFR.dxf		2
Agouti	Lithology	Alluvial cover	Agouti Transported 20200903.dxf	Lith_C	transported
		Interbedded rhyolites	Agouti Lithology Model – RHY01.dxf	Lith_C	rhyolite
Agouti Lithology Model – RHY02.dxf
Agouti Lithology Model – RHY03.dxf
Agouti Lithology Model – RHY04.dxf
Agouti Lithology Model – RHY05.dxf
Agouti Lithology Model – RHY06.dxf

Roxgold Report № R2021.001	161

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

			Agouti Lithology Model – RHY07.dxf
			Agouti Lithology Model – RHY08.dxf
			Agouti Lithology Model – RHY09.dxf
			Agouti Lithology Model – RHY10.dxf
			Agouti Lithology Model – RHY11.dxf
			Agouti Lithology Model – RHY12.dxf
			Agouti Lithology Model – RHY13.dxf
			Agouti Lithology Model – RHY14.dxf
			Agouti Lithology Model – RHY15.dxf
			Agouti Lithology Model – RHY16.dxf
			Agouti Lithology Model – RHY17.dxf
			Agouti Lithology Model – RHY18.dxf
			Agouti Lithology Model – RHY19.dxf
	Oxide	Saprolite	Agouti Saprolite 20200903.dxf	Oxide	2
		Saprock	Agouti Saprock 20200903.dxf		3
Boulder	Lithology	Alluvial cover	Boulder Transported Cover Restricted.dxf	Lith_C	transported
		Interbedded rhyolites	Boulder Rhyolite 01.dxf		rhyolites
			Boulder Rhyolite 02.dxf
			Boulder Rhyolite 03.dxf
			Boulder Rhyolite 04.dxf
			Boulder Rhyolite 05.dxf
			Boulder Rhyolite 06.dxf
			Boulder Rhyolite 07.dxf

Roxgold Report № R2021.001	162

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

			Boulder Rhyolite 08.dxf
			Boulder Rhyolite 09.dxf
			Boulder Rhyolite 10.dxf
			Boulder Rhyolite 11.dxf
			Boulder Rhyolite 12.dxf
			Boulder Rhyolite 13.dxf
	Oxide	Saprolite	Boulder BOCO.dxf	Oxide	2
		Saprock	Boulder TOFR.dxf		3
Koula	Lithology	Alluvial cover	Koula Lithology – Transported.dxf	LITH_C	transported
		Gabbro	Koula Geology – Gabbro.dxf		gabbro
	Oxide	Saprolite	Koula BOCO.dxf	Oxide	2
		Saprock	Koula TOFR.dxf		3

Roxgold Report № R2021.001	163

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 94:	Geology cross-section (894,550mN) of Antenna deposit (+/-25m)

Figure 95:	Geology cross-section (888,445mN) of Ancien deposit (+/12.5m)

Roxgold Report № R2021.001	164

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 96:	Geology cross-section (895,395mN) of Koula deposit (+/12.5m)

Figure 97:	Geology cross-section (896,425mN) of Agouti deposit (+/-12.5m)

Roxgold Report № R2021.001	165

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 98:	Geology cross-section (893,980mN) of Boulder deposit (+/-12.5m)

14.5	Preparation of Mineralisation Wireframes

The following is a description of the approach to mineralisation domaining for each of the deposits that form the Séguéla Project Mineral Resource.

14.5.1	Antenna Deposit

Strings were generated for the Antenna deposit using downhole assay data to enclose mineralised envelopes at a nominal cut-off grade of 0.2 ppm Au. Minimum downhole thicknesses required for inclusion were set at a nominal 2 m, with maximum internal dilution also set at 2 m. 3D solid wireframes were then constructed in Datamine Studio RM™. These wireframes were subsequently imported into Surpac and validated to ensure that where the wireframes were intersected by a drillhole, the solids were “snapped” to the corresponding assay intervals. Figure 99 shows the interpreted mineralisation wireframes.

A total of 23 mineralisation wireframes were generated (objects 2 through 24 inclusive) and were saved to the file “antenna_min_20190806.dtm”.

Roxgold Report № R2021.001	166

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 99:	Mineralisation wireframes – Antenna deposit

14.5.2	Satellite Deposits

Mineralised domains for the Ancien, Agouti, Boulder and Koula deposits were modelled using the ‘vein’ function in Leapfrog Geo™. Modelling at the satellite deposits used a nominal cut-off grade of 0.2 ppm Au was utilised to define mineralisation volumes. Minimum downhole thicknesses required for inclusion were typically set at a nominal 2 m, with maximum internal dilution also set at 2 m. Modelled domains were subsequently imported into Micromine and validated to ensure volume integrity and that wireframes were snapped to drilling.

Interpreted mineralisation wireframes for the Ancien (Figure 100), Agouti (Figure 101), Boulder (Figure 102) and Koula (Figure 103) deposits are listed in Table 87.

Roxgold Report № R2021.001	167

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 100:	Mineralisation wireframes – Ancien deposit

Roxgold Report № R2021.001	168

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 101:	Mineralisation wireframes – Agouti deposit

Figure 102:	Mineralisation wireframes – Boulder deposit

Roxgold Report № R2021.001	169

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 103:	Mineralisation wireframes – Koula deposit

14.6	Topography

Topographic surfaces used at each of the deposits that form the Séguéla Project Mineral Resources are based collectively on DGPS surveys conducted by qualified surveyors and Shuttle Radar Topography Mission (SRTM) data. A list of topographic surfaces used in the Mineral Resource estimates are provided in Table 77.

Roxgold Report № R2021.001	170

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 77:	Topographic surfaces – Séguéla Project

Deposit	Topographic File
Antenna	Antenna_topography.dtm
Ancien	Seguela SRTM DTM.dxf
Agouti	Seguela SRTM DTM.dxf
Boulder	Seguela SRTM DTM.dxf
Koula	Seguela SRTM DTM.dxf

14.7	Weathering

The weathering profile for the individual deposits are provided in Table 76. Modelled weathering surfaces are below the respective topographic surfaces and are used to flag the oxide states in the block model. Modelled surfaces are based on recorded geological logs with intersection points digitised to the base of the corresponding interval which informs the 3DM surface. The Mineral Resource was reported including oxide material, with adjustments made for the lower densities of this material.

14.8	Statistical Analysis

Prior to undertaking the Séguéla Project Mineral Resource estimates, input data were first analysed to understand how the estimate should be accomplished. Samples were statistically reviewed in a classical sense, and in a spatial sense for gold distribution and continuity.

Statistical analysis was carried out using Supervisor™ software.

The histograms and log-probability plots modelled did not indicate any clear evidence for mixed populations. Consequently, a nominal 0.2 ppm Au cut-off grade was used to define the mineralisation solids as described in Section 14.5, in combination with the logged and modelled lithology, on the basis of the Qualified Person’s experience with similar deposits, and a visual appraisal of the spatial continuity of the data at varying grade cut-offs.

14.9	Drillhole Coding

Drillhole coding is a standard procedure which ensures that the correct samples are used in classical statistical and geostatistical analyses, and grade interpolation. For this purpose, solid wireframes for each mineralised envelope were used to select drillhole samples. Samples were then selected for individual mineralised envelopes and flagged for each mineralisation zone.

14.10	Sample Compositing

Based on drillhole coding, samples from within the mineralisation wireframes were used to review sample lengths.

Samples collected at the Antenna, Ancien, Koula, Agouti and Boulder deposits were typically comprehensively sampled at 1 metre intervals regardless of drilling technique. Samples were not shortened or truncated at geological boundaries. With the exception of a limited number of end-of- hole samples that were very short, and a minor number of composite samples from exploration drilling (that were >1 metre in length), greater than 99% of the samples for the respective deposits were 1 metre in length (Figure 104). Consequently, all input data was composited to 1 metre, as this represented the overwhelmingly dominant sample length within the raw data.

Roxgold Report № R2021.001	171

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Log Histogram for Length
Points: 4918
Mean: 1.023
Std Dev: 1.626
Variance: 2.643
CV: 1.590
Skewness: 70.099
Kurtosis: 4915.230
Maximum: 116.000
75%: 1.000
50% (median): 1.000
25%: 1.000
Minimum: 0.200
Antenna
Length
Log Histogram for Length
Ancien
Length
Log Histogram for Length
Agouti
Length
Log Histogram for Length
Boulder
Length
Koula Deposit
Sample Lengths
Points: 13433
Mean: 1.31
Std Dev: 0.91
Variance: 0.83
CV: 0.70
Skewness: 2.62
Kurtosis: 4.88
Maximum: 6.00
75%: 1.00
50% (median): 1.00
25%: 1.00
Minimum: 0.16
Koula
Width

Figure 104:	Raw sample interval lengths – Séguéla Project

Roxgold Report № R2021.001	172

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

14.11	Geostatistical Analysis

14.11.1	Spatial Domaining

Individual mineralization lodes were appraised in the context of their geometry, orientation, and also by the summary statistics of their contained input data.

The mineralisation at Antenna is recognised as occurring in two main domains, colloquially termed the Main and Footwall domains. The bulk of mineralisation is contained within the “Main Domain”, which appears as stockwork veining predominantly within the rhyolite units of the host lithologies. Subordinate to this mineralisation, is the Footwall Domain, which occurs at the contact between the volcaniclastic rocks of the deposit, and the footwall basaltic rocks. Additionally, there is a number of shallow sub-horizontal mineralisation solids corresponding to volumes of alluvial material that show enrichment in gold. These are referred to as the Alluvial Domain.

Mineralisation solids and input data for the Main Domain were grouped together for further geostatistical analysis on the basis of their belonging to the same mineralisation style and event. Similarly, mineralisation solids and their input data belonging to the Footwall Domain were also grouped for further analysis under the same premise. The Alluvial Domain solids were also grouped together on the basis of the orientation, and their differing mineralisation style to that of the other two domains.

The mineralisation at Agouti is categorised into three mineralised trends which are colloquially termed the Eastern, Central and Western (Figure 101) zones. The main area of mineralisation is the eastern trend with domains separated into three distinct zones from the south to the north that is interpreted to be disrupted by cross faults. The grouping of the domains is based on their spatial location and orientation.

The mineralisation at Boulder is categorised into two mineralised regions which are colloquially termed Boulder and Bouti (Figure 102), which are separated along strike.

The mineralisation at the satellite deposits of Ancien and Koula are presented on an individual domain basis.

14.11.2	Global Summary Statistics

Antenna Deposit

Global statistical analysis was conducted for gold for the Main, Footwall and Alluvial domains. Basic summary statistics for each domain are presented in Table 78 and Figure 105 to Figure 107.

Table 78:	Summary statistics by estimation domain – Antenna Deposit

Domain	Main	Footwall	Alluvial
Number	3770	643	587
Minimum	0.0	0.003	0.0
Maximum	123.5	23.1	275.78
Mean	2.93	1.29	1.10
Median	1.03	0.57	0.21
Standard deviation	6.25	2.33	11.46
Variance	39.05	5.42	131.33
Coefficient of variation	2.13	1.81	10.42
Percentiles
10	0.06	0.10	0.10
20	0.21	0.20	0.12
30	0.37	0.30	0.14
40	0.64	0.41	0.17
50	1.03	0.57	0.21
60	1.59	0.80	0.28
70	2.63	1.15	0.36
80	4.07	1.72	0.58
90	7.70	2.85	1.54
95	11.48	4.94	2.86
97.5	14.96	7.05	3.88
99	24.10	11.34	6.25

Roxgold Report № R2021.001	173

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 105:	Main Domain histogram and log-probability plot – Antenna Deposit

Figure 106:	Footwall Domain histogram and log-probability plot – Antenna Deposit

Roxgold Report № R2021.001	174

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 107:	Alluvial Domain histogram and log-probability plot – Antenna Deposit

Ancien Deposit

Global statistical analysis was conducted for gold for the Ancien deposit domains. Basic summary statistics for each domain are presented in Table 79 and Figure 108.

Table 79:	Summary statistics by estimation domain – Ancien Deposit

Domain	1 (Mylonite Zone)	101	102	103	104	105	106	Combined (101-106)
Number	2,386	708	79	151	139	93	129	1,299
Minimum	0.01	0.01	0.02	0.02	0.01	0.03	0.01	0.01
Maximum	9.71	216	32.7	169.5	19.1	196	15.6	216
Mean	0.24	7.41	2.88	7.37	1.97	8.19	1.21	5.99
Median	0.12	1.50	1.01	1.27	0.86	1.69	0.77	1.19
Standard deviation	0.42	17.1	5.12	19.5	3.35	22.4	1.77	15.7
Variance	0.18	291	26.3	380	11.2	502	3.14	248
Coefficient of variation	1.79	2.30	1.78	2.65	1.70	2.74	1.47	2.63
Percentiles
25	0.04	0.51	0.57	0.57	0.25	0.61	0.38	0.51
50	0.12	1.50	1.01	1.27	0.86	1.69	0.77	1.19
75	0.28	6.28	2.84	4.11	1.89	5.28	1.37	4.07
90	0.53	21.2	6.36	19.4	5.11	17.8	2.28	15.5
95	0.82	38.6	9.39	40.1	7.78	34.0	2.82	31.1
97.5	1.18	49.1	10.8	60.6	11.4	40.2	5.67	46.1
99	1.77	70.8	27.9	88.6	18.2	51.2	7.89	64.8

Roxgold Report № R2021.001	175

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 108:	Combined Domain (101-106) histogram and log-probability plot – Ancien deposit

Agouti Deposit

Global statistical analysis was conducted for gold for the Agouti deposit domains. Basic summary statistics for each domain are presented in Table 80 and Figure 109.

Table 80:	Summary statistics by estimation domain – Agouti Deposit

Domain	Eastern Trend (4-24)	Central Trend (25-29)	Western Trend (32-43)	Combined (4-43)	LG Envelope (1-3)
Number	1,749	308	417	2,474	2,250
Minimum	0.01	0.01	0.01	0.01	0.01
Maximum	173.5	88.0	38.3	173.5	4.92
Mean	1.69	2.21	1.98	1.81	0.18
Median	0.37	0.45	0.72	0.44	0.11
Standard deviation	7.45	8.30	3.77	7.16	0.26
Variance	55.5	68.9	14.2	51.3	0.07
Coefficient of variation	4.42	3.75	1.90	3.96	1.48
Percentiles
25	0.16	0.21	0.25	0.17	0.05
50	0.37	0.45	0.72	0.44	0.11
75	0.97	0.97	2.27	1.12	0.22
90	2.55	3.39	4.93	3.17	0.40
95	5.32	7.23	6.90	6.12	0.56
97.5	10.6	16.4	11.8	11.9	0.76
99	26.8	42.4	13.7	27.7	0.99

Roxgold Report № R2021.001	176

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 109:	Combined Domain (4-43) histogram and log-probability plot - Agouti deposit

Boulder Deposit

Global statistical analysis was conducted for gold for the Boulder deposit domains. Basic summary statistics for each domain are presented in Table 81 and Figure 110.

Table 81:	Summary statistics by estimation domain – Boulder Deposit

Domain	Boulder Low-Grade (101-109)	Boulder High-Grade (111-117)	Bouti Low-Grade (201-205)	Bouti High-Grade (211-216)
Number	4,359	431	2,165	339
Minimum	0.01	0.01	0.01	0.08
Maximum	61.3	106.1	10.3	20.1
Mean	0.40	3.89	0.22	1.33
Median	0.22	1.43	0.13	0.79
Standard deviation	1.24	10.0	0.39	2.06
Variance	1.54	101	0.15	4.23
Coefficient of variation	3.10	2.58	1.72	1.54
Percentiles
25	0.10	0.81	0.05	0.55
50	0.22	1.43	0.13	0.79
75	0.46	2.62	0.28	1.38
90	0.81	7.02	0.48	2.23
95	1.14	13.6	0.70	3.69
97.5	1.56	25.8	0.93	5.56
99	2.63	47.5	1.42	10.2

Roxgold Report № R2021.001	177

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 110:	Combined Domain (101-216) histogram and log-probability plot – Boulder deposit

Koula Deposit

Global statistical analysis was conducted for gold for the Koula deposit domains. Basic summary statistics for each estimated domain are presented in Table 82 and Figure 111.

Table 82:	Summary statistics by estimation domain – Koula Deposit

Domain	101	102	103	104	106	109	Combined (101-109)
Number	1,202	102	22	18	30	14	1,388
Minimum	0.01	0.01	0.21	0.02	0.01	0.17	0.01
Maximum	336	8.85	38.5	10.8	5.11	11.9	336
Mean	9.61	1.02	4.13	2.53	1.02	2.56	8.55
Median	2.18	0.43	1.26	0.90	0.36	0.80	1.75
Standard deviation	25.3	1.54	8.77	2.76	1.26	4.01	23.7
Variance	639	2.36	76.8	7.62	1.60	16.1	563
Coefficient of variation	2.63	1.51	2.12	1.10	1.24	1.56	2.78
Percentiles
25	0.62	0.43	0.27	0.46	0.16	0.29	0.49
50	2.18	0.43	1.26	0.90	0.36	0.80	1.75
75	7.08	1.02	3.06	3.58	1.35	1.23	5.66
90	21.7	2.62	4.81	5.34	2.73	8.94	18.8
95	42.2	4.84	18.6	6.11	3.47	11.0	35.4
97.5	72.8	5.35	28.4	8.46	4.17	11.4	68.1
99	129	5.82	34.5	9.86	4.73	11.7	116

Roxgold Report № R2021.001	178

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 111:	Combined Domain (101-109) histogram and log-probability plot – Koula deposit

14.12	Treatment of Outliers (Top-Cut Selection)

A review of grade outliers was undertaken to ensure that extreme grades are treated appropriately during grade interpolation. Although extreme grade outliers within the grade populations of variables are real, they are potentially not representative of the volume they inform during estimation. If these values are not cut, they have the potential to result in significant grade over-estimation on a local basis.

Top-cuts were selected following statistical review of the sample population. The cutting strategy was applied based on the following:

•	Skewness of the data

•	Probability plots

•	Spatial position of extreme grades

To determine top-cuts, histograms and log-probability plots were reviewed for gold grades within the composites of each individual mineralisation solid. The applied top-cuts on a per-mineralisation solid basis are detailed in Table 83.

Roxgold Report № R2021.001	179

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 83:	Top-cuts applied for the Séguéla Project Mineral Resource estimation on a mineralised shape basis

Deposit	Mineralisation solid	Block Model Code	Top-cut (ppm Au)
	2	2	8
	3	3	10
	4	4	20
	5	5	-
	6	6	15
	7	7	14
	8	8	15
	9	9	-
	10	10	12
Antenna	11	11	-
	12	12	30
	13	13	15
	14	14	10
	15	15	-
	16	16	-
	17	17	-
	18	18	-
	19	19	2.5
	20	20	6
	21	21	20
	22	22	3
	23	23	4
	24	24	1.5
Ancien	Ancien Mylonite Zone	1	-
	Shoot01	101	80
	Shoot02	102	-
	Shoot03	103	80
	Shoot04	104	-
	Shoot05	105	80
	Shoot06	106	-
Agouti	EGT01	1	-
	EGT02	2	-
	EGT03	3	-
	EL01	4	30
	EL02	5	30
	EL03	6	10
	EL04	7	-
	EL05	8	10
	EL06	9	-
	EL07	10	20
	EL08	11	-
	EL09	12	-
	EL10	13	-
	EL11	14	-
	EL12	15	30
	EL13	16	-
	EL14	17	-
	EL15	18	-
	EL16	19	-
	EL17	20	-
	EL18	21	-
	EL19	22	-
	EL20	23	-
	EL21	24	15
	CL01	25	30

Roxgold Report № R2021.001	180

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Deposit	Mineralisation solid	Block Model Code	Top-cut (ppm Au)
	CL02	26	-
	CL03	27	-
	CL04	28	-
	CL05	29	-
	WL01	32	-
	WL02	33	-
	WL03	34	-
	WL04	35	-
	WL05	36	-
	WL06	37	-
	WL07	38	-
	WL08	39	-
	WL09	40	-
	WL10	41	-
	WL11	42	-
	WL12	43	-
Boulder	BDLG01	101	10
	BDLG02	102	-
	BDLG03	103	5
	BDLG04	104	15
	BDLG05	105	5
	BDLG06	106	6
	BDLG07	107	-
	BDLG08	108	-
	BDLG09	109	-
	BDHG01	111	-
	BDHG02	112	25
	BDHG03	113	50
	BDHG04	114	-
	BDHG05	115	50
	BDHG06	116	40
	BDHG07	117	-
	BTLG01	201	-
	BTLG02	202	-
	BTLG03	203	-
	BTLG04	204	-
	BTLG05	205	-
	BTHG01	211	-
	BTHG02	212	-
	BTHG03	213	-
	BTHG04	214	-
	BTHG05	215	-
	BTHG06	216	-
	KLD01	101	80
	KLD02	102	-
	KLD03	103	-
Koula	KLD04	104	-
	KLD05	105	-
	KLD06	106	-
	KLD07	107	-
	KLD08	108	-
	KLD09	109	-

Roxgold Report № R2021.001	181

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

14.13	Variography

For each estimation domain, exploratory data analysis and assessment of spatial continuity within the input data was conducted using Supervisor™. Experimental semi-variograms were constructed accounting for observed anisotropy in each of the three principal directions of continuity identified within the data for each domain. A semi-variogram model was fitted to the experimental results for each domain considered to have an appropriate number of composites informing the semi-variogram (typically > 20 composites).

In general, the spatial continuity of the input data for each estimation domain was adequately described by a nugget component, and two spherical components for the semi-variogram models. The modelled semi-variograms were used in subsequent Quantitative Kriging Neighbourhood Analysis for search parameter optimisation, and for Mineral Resource estimation. The semi-variogram models generated for key estimation domains at the Antenna deposit are presented in Figure 112 and Figure 113, including the Ancien deposit in Figure 114, the Koula deposit in Figure 115, the Agouti deposit in Figure 116 and the Boulder deposit in Figure 117.

Numerical representation of the parameters of each semi-variogram model are presented in Table 84.

Figure 112:	Semi-variogram models for the Antenna Main and Footwall domains (left and right respectively)

Roxgold Report № R2021.001	182

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 113:	Semi-variogram model for the Antenna Alluvial Domain

Roxgold Report № R2021.001	183

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

BackTransform Model for Au_TC
BackTransform Model for Au_ppm
BackTransform Model for Au_TC
BackTransform Model for Au_ppm
BackTransform Model for Au_TC
BackTransform Model for Au_ppm
Gamma (*)
Sample Separation (m)

Figure 114:	Semi-variogram models for mineralised domains (101 to 106) – Ancien deposit

Figure 115:	Semi-variogram models for mineralised domains (101 & 102) – Koula deposit

Roxgold Report № R2021.001	184

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 116:	Semi-variogram models for mineralised domains (1, 3, 4, 12, 25 and 33) – Agouti deposit

Roxgold Report № R2021.001	185

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 117:	Semi-variogram models for mineralised domains (101,113, 201 and 211) – Boulder deposit

Roxgold Report № R2021.001	186

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 84:      Estimation and search parameters for estimation domains – Séguéla Project

Deposit	Domain	Est. Meth.	Min. Samp	Max. Samp	Major dist.	Max. samples per hole	Azi.	Plunge	Dip	Semi- Major axis ratio	Minor axis ratio	No. of struct.	Nugget	Sill 1	Range 1	Semi- Major 1	Minor 1	Sill 2	Range 2	Semi- Major 2	Minor 2
Antenna	Alluvial	OK	4	22	45	3	15	0	0	1	7	2	0.32	0.58	42	42	5	0.11	70	70	10
	Main Lodes	OK	4	22	52	3	358	24	-73.5	3.2	4	2	0.39	0.44	25	8	8	0.16	80	25	20
	Footwall Lodes	OK	4	20	52	3	11	-10	-85	1	4	2	0.49	0.28	30	30	8	0.23	80	80	20
Ancien	1	OK	16	32	50	8	-16	-50	-58	0.74	0.64	2	0.51	0.45	50	37	32	0.04	160	65	55
	101	OK	16	32	40	8	-21	-42	-48	0.75	0.25	2	0.47	0.39	40	30	10	0.14	115	75	25
	102	OK	12	24	40	6	-21	-50	-58	0.75	0.2	2	0.44	0.34	40	30	7	0.22	75	45	20
	103	OK	12	24	40	6	-6	-26	-56	0.75	0.2	2	0.53	0.27	40	30	7	0.2	150	65	25
	104	OK	10	32	50	8	4	-14	-64	0.6	0.2	2	0.36	0.31	50	30	10	0.33	125	60	20
	105	OK	12	24	55	6	-12	-30	-28	0.84	0.2	2	0.42	0.3	55	45	10	0.28	90	75	15
	106	OK	12	24	40	6	-120	-45	36	0.75	0.2	2	0.34	0.35	40	30	7	0.31	75	65	15
Agouti	1	OK	14	28	45	6	-174	23	68	0.69	0.22	2	0.46	0.46	45	30	10	0.08	90	55	20
	2	OK	12	40	40	12	25	45	-83	0.75	0.23	2	0.47	0.3	40	30	7	0.23	70	70	15
	3	OK	12	16	30	6	152	9	70	0.7	0.23	2	0.47	0.28	30	20	5	0.25	60	40	10
	4	OK	12	24	45	6	9	35	-84	0.69	0.16	2	0.66	0.26	45	30	10	0.08	160	55	25
	5	OK	10	24	45	4	31	50	-58	0.8	0.18	2	0.56	0.39	45	35	7	0.05	75	50	15
	6	OK	10	24	45	3	-154	-55	-126	0.7	0.14	2	0.52	0.39	50	35	7	0.09	75	55	15
	7	Assigned Mean Gold Grade
	8	ID	8	16	45	3	16	55	-54	0.56	0.16	-
	9	OK	8	12	50	3	6	43	-111	0.7	0.2	2	0.37	0.45	50	35	7	0.18	90	70	15
	10	OK	10	24	45	4	-180	-31	17	0.69	0.18	2	0.52	0.36	45	30	7	0.12	70	45	15
	11	OK	10	24	55	6	10	15	-90	0.65	0.15	2	0.31	0.34	55	35	7	0.35	95	60	20
	12	OK	10	24	50	4	-21	58	-131	0.7	0.14	2	0.4	0.28	50	35	7	0.32	90	60	15
	13	OK	10	24	50	4	9	65	-102	0.8	0.14	2	0.38	0.27	50	40	7	0.35	80	80	15
	14	OK	10	28	35	6	-161	-54	73	1.0	0.2	2	0.47	0.26	35	35	7	0.27	55	55	15

Roxgold Report № R2021.001	187

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Deposit	Domain	Est. Meth.	Min. Samp	Max. Samp	Major dist.	Max. samples per hole	Azi.	Plunge	Dip	Semi- Major axis ratio	Minor axis ratio	No. of struct.	Nugget	Sill 1	Range 1	Semi- Major 1	Minor 1	Sill 2	Range 2	Semi- Major 2	Minor 2
	15	OK	10	24	60	4	-158	25	96	0.68	0.13	2	0.4	0.43	60	40	7	0.17	180	80	20
	16	OK	10	24	55	4	-167	55	81	0.65	0.15	2	0.42	0.38	55	35	7	0.2	80	45	15
	17	OK	10	24	30	4	177	17	42	1.0	0.37	2	0.4	0.28	30	30	10	0.32	100	80	40
	18	ID	10	24	55	4	174	55	54	0.93	0.15	-
	19	ID	10	24	70	4	-179	69	76	0.57	0.14	-
	20	OK	10	24	55	4	16	15	-85	0.65	0.15	2	0.37	0.51	55	35	7	0.12	80	50	15
	21	OK	6	16	55	4	16	15	-85	0.65	0.15	2	0.37	0.51	55	35	7	0.12	80	50	15
	22	OK	10	24	65	4	15	20	-90	0.71	0.17	2	0.3	0.29	65	45	10	0.41	120	75	20
	23	Assigned Mean Gold Grade
	24	OK	10	24	45	4	-154	65	102	0.91	0.18	2	0.66	0.26	45	40	7	0.08	75	55	15
	25	OK	10	24	45	4	-4	-35	-84	0.8	0.18	2	0.54	0.32	45	35	7	0.14	75	50	15
	26	ID	10	24	45	6	167	-74	109	0.8	0.2	-
	27	ID	10	24	50	4	174	-40	84	0.7	0.16	-
	28	ID	10	24	45	4	167	-74	109	0.8	0.2	-
	29	ID	8	24	45	4	167	-74	109	0.8	0.2	-
	32	ID	4	8	50	4	14	60	-80	0.8	0.14	-
	33	OK	10	24	80	3	-147	-74	71	0.7	0.14	2	0.55	0.34	80	55	10	0.11	130	90	20
	34	ID	10	24	50	4	-170	20	90	0.7	0.14	-
	35	OK	10	24	45	4	-149	-65	-102	0.8	0.18	2	0.46	0.27	45	35	7	0.27	90	60	15
	36	OK	10	24	50	4	-174	-65	78	0.8	0.14	2	0.34	0.35	50	40	7	0.31	90	65	15
	37	ID	10	24	55	4	180	-60	90	0.84	0.15	-
	38	Assigned Mean Gold Grade
	39	Assigned Mean Gold Grade
	40	Assigned Mean Gold Grade
	41	Assigned Mean Gold Grade
	42	Assigned Mean Gold Grade
	43	Assigned Mean Gold Grade

Roxgold Report № R2021.001	188

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Deposit	Domain	Est. Meth.	Min. Samp	Max. Samp	Major dist.	Max. samples per hole	Azi.	Plunge	Dip	Semi- Major axis ratio	Minor axis ratio	No. of struct.	Nugget	Sill 1	Range 1	Semi- Major 1	Minor 1	Sill 2	Range 2	Semi- Major 2	Minor 2
Boulder	101	OK	12	24	35	5	-144	-14	43	0.89	0.31	2	0.40	0.48	35	30	10	0.12	160	75	45
	102	OK	12	24	45	5	18	46	-61	0.58	0.22	2	0.34	0.32	45	25	10	0.34	90	65	30
	103	OK	12	24	50	5	-94	26	16	0.7	0.2	2	0.45	0.38	50	35	10	0.17	90	70	20
	104	ID	12	24	50	5	-123	17	18	0.7	0.2	-
	105	OK	12	24	30	5	-71	26	24	1.0	0.33	2	0.37	0.51	25	25	10	0.12	75	60	25
	106	ID	12	24	50	5	10	33	147	0.7	0.2	-
	107	OK	12	24	60	5	43	19	-69	0.75	0.25	2	0.34	0.27	60	45	15	0.39	160	90	30
	108	Assigned Mean Gold Grade
	109	ID	12	24	50	5	-107	25	33	0.7	0.2	-
	111	ID	12	24	50	5	-6	27	-38	0.7	0.2	-
	112	ID	12	24	50	5	18	44	-54	0.7	0.2	-
	113	OK	12	24	30	5	-116	26	44	0.7	0.33	2	0.38	0.32	30	20	10	0.30	60	40	20
	114	OK	12	24	40	5	-51	43	15	0.75	0.2	2	0.30	0.45	40	30	8	0.25	80	65	15
	115	OK	12	24	60	5	33	7	-45	0.58	0.18	2	0.25	0.51	60	35	10	0.24	140	60	20
	116	OK	12	24	35	5	-103	36	38	0.71	0.2	2	0.37	0.39	35	25	6	0.24	80	60	15
	117	OK	12	24	45	5	-133	19	69	0.69	0.2	2	0.23	0.58	45	30	8	0.19	125	70	20
	201	OK	12	24	35	5	11	27	-62	0.89	0.31	2	0.49	0.33	35	30	10	0.18	80	55	35
	202	ID	12	24	50	5	42	8	-131	0.7	0.2	-
	203	Assigned Mean Gold Grade
	204	ID	12	24	50	5	8	21	-41	0.7	0.2	-
	205	Assigned Mean Gold Grade
	211	OK	12	24	35	5	-106	39	43	0.71	0.26	2	0.42	0.39	35	25	8	0.19	65	45	15
	212	OK	12	24	45	5	-133	21	41	0.69	0.2	2	0.47	0.46	45	30	8	0.07	85	50	15
	213	OK	12	24	55	5	-3	30	-42	0.56	0.16	2	0.33	0.43	55	30	8	0.24	110	65	20
	214	ID	12	24	50	5	12	15	-48	0.7	0.2	-
	215	OK	12	24	45	5	10	23	-46	0.8	0.2	2	0.47	0.45	45	35	8	0.08	75	50	15
	216	ID	12	24	50	5	-5	24	-51	0.7	0.2	-

Roxgold Report № R2021.001	189

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Deposit	Domain	Est. Meth.	Min. Samp	Max. Samp	Major dist.	Max. samples per hole	Azi.	Plunge	Dip	Semi- Major axis ratio	Minor axis ratio	No. of struct.	Nugget	Sill 1	Range 1	Semi- Major 1	Minor 1	Sill 2	Range 2	Semi- Major 2	Minor 2
Koula	101	OK	12	48	45	10	27	-34	-102	0.45	0.23	2	0.49	0.36	60	20	10	0.15	150	40	20
	102	OK	12	24	60	6	34	-54	-107	0.59	0.17	2	0.60	0.31	60	35	10	0.09	180	70	20
	103	ID	6	24	60	4	26	-50	-98	0.59	0.17	-
	104	ID	8	16	75	4	23	-40	-103	0.73	0.27
	105	Assigned Mean Gold Grade
	106	ID	8	16	75	4	20	-44	-104	0.73	0.27
	107	Assigned Mean Gold Grade
	108	Assigned Mean Gold Grade
	109	ID	6	24	60	4	40	-25	-101	0.59	0.17

Roxgold Report № R2021.001	190

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

14.14	Quantitative Kriging Neighbourhood Analysis

Search parameters to be used in conjunction with the modelled semi-variograms were quantitatively optimised for each estimation domain using Supervisor™. A selection of potential block sizes considered appropriate for modelling the individual deposits at the Séguéla Project were first assessed, with the final selection being a parent block size suitable to the dimensions of the mineralization and informing data density. Parent block sizes for the Séguéla Project Mineral Resource estimates is provided in Table 85.

Using these block sizes as the reference, a suite of blocks proximal to the input data for each domain were tested successively for sensitivities to: number of informing samples (minima and maxima), search ellipse dimensions, and degree of discretisation of blocks (for averaging of point estimates across block support).

Selections for each parameter were made based on the assessment of maximising both kriging efficiency and estimate slope of regression statistics, while minimising the number of negative kriging weights encountered. Selected parameters for each estimation domain are shown in Table 84.

14.15	Block Model

Block models aligned with the national UTM grid – WGS84 datum were created to encompass the full extent of the individual deposits that form the Séguéla Project. Block model parameters are shown in Table 85 and a list of block model attributes are shown in Table 86.

Table 85:	Séguéla Project individual block model parameters

Deposit	Axis	Extent (m)		Block size (m)	Sub-celling (m)
		Minimum	Maximum
Antenna	Easting	741400	742300	5	1.25
	Northing	893700	895800	10	2.5
	RL	0	580	5	1.25
	Rotation	0
	Discretisation	5 x 5 x 5 (XYZ)
	Block Model File	BM_CSA_SEG_ANT_RES_20190904_ENG.DAT (Surpac™ v6.6.2)
Ancien	Easting	742650	743700	5	0.5
	Northing	887900	889150	10	0.5
	RL	-100	400	10	0.5
	Rotation	0
	Discretisation	3 x 5 x 5 (XYZ)
	Block Model File	BM_ROXG_SEG_ANC_RES_202009_ENG.DAT (Micromine™ v2018)
Agouti	Easting	743850	745000	10	0.5
	Northing	895550	897350	10	0.5
	RL	160	500	5	0.5
	Rotation	0
	Discretisation	4 x 4 x 3 (XYZ)
	Block Model File	BM_ROXG_SEG_AGT_RES_202009_ENG.DAT (Micromine™ v2018)
Boulder	Easting	742700	744750	10	0.5
	Northing	893300	895400	10	0.5
	RL	150	550	5	0.5
	Rotation	0
	Discretisation	4 x 4 x 3 (XYZ)
	Block Model File	BM_ROXG_SEG_BDR_RES_202006_ENG.DAT (Micromine™ v2018)
Koula	Easting	742100	743045	5	0.2
	Northing	894700	895875	25	1.0
	RL	0	500	20	1.0
	Rotation	0
	Discretisation	3 x 5 x 4 (XYZ)
	Block Model File	BM_ROXG_SEG_KOL_RES_202103_ENG.DAT (Micromine™ v2021)

Roxgold Report № R2021.001	191

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 86:	Séguéla Project individual block model attributes

Deposit	Attribute	Description
Antenna	au_cut	Cut Au grade in parts per million (ppm)
	rescat_code	measured, indicated, inferred, unclassified
	rescat	1=measured, 2=indicated, 3=inferred, 4=unclassified
	lithology	vseds, siltstone, mafic, mineralization, overburden, stockwork or air
	type	oxide, fresh, overburden or air
	minzon	Wireframe object number
	min	min, waste or air
	density	bulk density in t/m3
Ancien, Agouti, Boulder & Koula	Au	Gold grade in parts per million (ppm)
	Domain	Modelled gold mineralization domain
	Lith_N	Lithology – Air, Transported, Rhyolite, Mafic, Basalt, Gabbro
	Lith_C	Lithology – 0 = Air, 1 = Transported, etc.
	Rescat	Mineral Resource Classification 1=measured, 2=indicated, 3=inferred, 4=unclassifed
	Density	t/m3
	Oxide	Weathering profile – 0=Air, 1=Complete, 2=Partial, 3=Fresh
	Type	Weathering profile – Air, Complete, Partial, Fresh
	Mined	Voids – depletion 0=insitu, 1=mined

A comparison of the wireframe volumes to the block model volume for each of the mineralisation objects is shown in Table 87. The comparison shows that the resolution of block model sub-celling is satisfactory.

Table 87:	Volume comparison between mineralisation solid wireframes and block model

Deposit	Mineralisation Solid	Block Model Volume	Wireframe Volume	% Difference
Antenna	2	289,656	290,876	99.6%
	3	30,801	30,689	100.4%
	4	55,531	55,782	99.6%
	5	24,871	24,913	99.8%
	6	990,141	991,854	99.8%
	7	455,004	455,309	99.9%
	8	37,008	37,000	100.0%
	9	21,531	21,580	99.8%
	10	46,648	46,766	99.7%
	11	4,152	4,133	100.5%

Roxgold Report № R2021.001	192

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Deposit	Mineralisation Solid	Block Model Volume	Wireframe Volume	% Difference
	12	1,347,766	1,356,491	99.4%
	13	68,922	68,855	100.1%
	14	51,219	51,291	99.9%
	15	2,816	2,815	100.1%
	16	5,746	5,640	101.9%
	17	6,140	6,161	99.7%
	18	13,234	13,191	100.3%
	19	10,457	10,491	99.7%
	20	2,313	2,306	100.3%
	21	619,336	621,961	99.6%
	22	182,867	179,082	102.1%
	23	58,195	58,280	99.9%
	24	30,789	30,841	99.8%
Ancien	Ancien Mylonite Zone	1,630,629	1,630,494	100%
	Shoot01	281,222	281,233	100%
	Shoot02	44,171	44,176	100%
	Shoot03	100,862	100,891	100%
	Shoot04	246,226	246,241	100%
	Shoot05	48,398	48,405	100%
	Shoot06	50,450	50,451	100%
Agouti	EGT01	1,321,143	1,319,604	100%
	EGT02	218,602	218,633	100%
	EGT03	207,550	207,556	100%
	EL01	386,796	386,770	100%
	EL02	71,672	71,674	100%
	EL03	16,415	16,413	100%
	EL04	2,867	2,801	98%
	EL05	52,354	52,336	100%
	EL06	101,245	101,259	100%
	EL07	18,200	18,195	100%
	EL08	15,808	15,784	100%
	EL09	162,765	162,690	100%
	EL10	135,004	135,001	100%
	EL11	6,380	6,290	99%
	EL12	80,566	80,539	100%
	EL13	12,815	12,771	100%
	EL14	104,122	104,126	100%
	EL15	8,033	7,718	96%
	EL16	16,796	16,790	100%
	EL17	7,336	7,334	100%
	EL18	5,435	5,433	100%
	EL19	30,395	30,392	100%
	EL20	4,440	4,433	100%
	EL21	19,168	19,174	100%

Roxgold Report № R2021.001	193

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Deposit	Mineralisation Solid	Block Model Volume	Wireframe Volume	% Difference
	CL01	185,813	185,782	100%
	CL02	31,428	31,461	100%
	CL03	37,440	37,434	100%
	CL04	12,078	12,076	100%
	CL05	29,128	29,112	100%
	WL01	16,439	16,448	100%
	WL02	207,926	208,064	100%
	WL03	9,050	8,987	99%
	WL04	61,259	61,261	100%
	WL05	47,045	47,021	100%
	WL06	7,882	7,832	99%
	WL07	30,445	30,443	100%
	WL08	2,921	2,924	100%
	WL09	2,181	2,181	100%
	WL10	2,665	2,652	100%
	WL11	4,327	4,332	100%
	WL12	8,092	8,103	100%
Boulder	BDLG01	3,364,378	3,329,450	99%
	BDLG02	166,578	160,704	96%
	BDLG03	203,722	200,155	98%
	BDLG04	19,993	18,423	92%
	BDLG05	418,513	423,077	101%
	BDLG06	37,260	36,273	97%
	BDLG07	650,027	640,060	98%
	BDLG08	9,167	9,177	100%
	BDLG09	28,192	26,911	95%
	BDHG01	7,228	7,151	99%
	BDHG02	20,332	19,461	96%
	BDHG03	47,968	47,720	99%
	BDHG04	33,971	33,979	100%
	BDHG05	31,218	31,188	100%
	BDHG06	27,534	27,169	99%
	BDHG07	45,748	44,218	97%
	BTLG01	2,604,496	2,551,307	98%
	BTLG02	13,709	13,713	100%
	BTLG03	5,739	5,734	100%
	BTLG04	21,485	21,233	99%
	BTLG05	1,695	1,651	97%
	BTHG01	55,943	55,725	100%
	BTHG02	32,951	32,278	98%
	BTHG03	31,366	31,363	100%
	BTHG04	16,766	16,760	100%
	BTHG05	38,354	38,363	100%
	BTHG06	7,640	7,631	100%
Koula	KLD01	583,635	589,718	99%

Roxgold Report № R2021.001	194

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Deposit	Mineralisation Solid	Block Model Volume	Wireframe Volume	% Difference
	KLD02	48,456	49,105	99%
	KLD03	17,220	17,265	100%
	KLD04	34,413	34,485	100%
	KLD05	17,462	17,468	100%
	KLD06	10,056	10,319	97%
	KLD07	4,276	4,295	100%
	KLD08	15,734	15,840	99%
	KLD09	12,495	12,487	100%

14.16	Grade Interpolation

The wireframe objects for mineralised domains were used as hard boundaries in the grade interpolation. That is, only grades inside each wireframe object were used to interpolate the blocks inside the object. This process reflects field observations around the mineralisation contacts. A combination of ordinary kriging (“OK”) and inverse distance (“ID”) was selected for grade interpolation in the mineralised zones. OK was selected for domains with adequate sample data to inform a variogram and allows a degree of smoothing within the model based on the measured variability from the variograms. It is considered by the Qualified Person to be appropriate for this style of deposit.

All estimates were performed on a parent block basis with block discretisation (Table 85) selected to provide an equal distribution across the parent block in all directions. The search radii used a quadrant search method to improve sample selectivity for each estimate.

An oriented “ellipsoid” search was used to select data for interpolation. Search ellipsoid orientations were based on orientations derived from variogram analysis. Search ellipsoid parameters are presented in Table 84.

A combination of two to three-pass expanding searches was used to complete estimation for gold within the individual mineralisation objects, based on the variogram ranges. Typically estimate searches used a first pass search radii ranging from 45–60 m, and second pass search radii ranging from 70–120 m along strike were used with the minimum number of samples set to four or eight and maximum samples per hole set to three or six samples for both passes ensuring data from at least two drillholes was used to inform the interpolation. An average grade was used to inform remaining un-estimated blocks at the Antenna deposit, while a default grade of 0.01 g/t Au was assigned to unestimated blocks at the Ancien, Agouti, Boulder and Koula deposits. Typically, greater than 85% of the blocks were estimated consistently in the first two passes, and greater than 99% of blocks were populated after three passes where applicable.

14.17	Bulk Density Assignment

Fixed bulk density values were assigned to individual lithologies on the basis of more than 1,000 water immersion measurements of drill core taken from across the Séguéla Project are presented in Table 18. Core samples varied from 0.1 m to 1 m in length and encompassed all coherent lithologies encountered at the deposits comprising the Séguéla Project. Mineralisation was assigned the density of the relevant host lithology.

Tonnage estimates are completed on a dry basis.

Roxgold Report № R2021.001	195

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

14.18	Model Validation

Initial validation of the Séguéla Project block models was undertaken using a variety of methods, including: checks for un-estimated mineralisation blocks, incorrect or absent assignation of density values, and mineralised blocks or blocks with density values above topography.

Following these checks, swath plots were generated along the three principal axes to assess the representivity of estimated grade profiles in comparison to the input composite grades. Swath plots were generated on a per-mineralisation solid basis. Swath plots indicate a suitable level of adherence of the estimated grades to the expected values observed within the input composite data.

A selection of swath plots are presented in Figure 118 to Figure 125.

Figure 118:	Mineralisation lode 6 (Antenna deposit) validation plots

Roxgold Report № R2021.001	196

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 119:	Mineralisation lode 7 validation plots

Figure 120:	Mineralisation lode 12 validation plots

Roxgold Report № R2021.001	197

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 121:	Mineralisation lode 13 validation plots

Roxgold Report № R2021.001	198

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 122:	Validation plot for Ancien deposit – Combined domains (101‐106)

Roxgold Report № R2021.001	199

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 123:	Validation plot for Agouti deposit ‐ Combined estimated domains (1‐37)

Roxgold Report № R2021.001	200

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 124:	Validation plot for Boulder deposit – Combined estimated domains (101‐216)

Roxgold Report № R2021.001	201

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 125:	Validation plot for Koula deposit – Combined estimated domains (101‐109)

14.19	Mineral Resource Classification

The Mineral Resource estimate is prepared in accordance with CIM Definition Standards – for Mineral Resources and Mineral Reserves, adopted by the CIM Council on 19 May 2014 where:

An Inferred Mineral Resource as defined by the CIM Standing Committee is “that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.”

An Indicated Mineral Resource has a higher level of confidence than that applying to an Inferred Mineral Resource. It may be converted to a Probable Mineral Reserve. An Indicated Mineral Resource as defined by the CIM Standing Committee is “that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

Roxgold Report № R2021.001	202

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.” and,

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve. A Measured Mineral Resource, as defined by the CIM Standing Committee is “that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.”

Mineral Resources that are not Mineral Reserves do not account for mineability, selectivity, mining loss and dilution and do not have demonstrated economic viability. These Mineral Resource estimates include Inferred Mineral Resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorised as Mineral Reserves. There is also no certainty that these Inferred Mineral Resource and Indicated Mineral Resource will be converted to the Indicated Mineral Resource and Measured Mineral Resource categories through further drilling, or into Mineral Reserves, once economic considerations are applied.

The Séguéla Project Mineral Resource estimate was prepared by Mr Hans Andersen, Roxgold Senior Resource Geologist and is a Qualified Person for the reporting of Mineral Resources as defined by NI 43-101.

14.9.1 Mineral Resource Classification Parameters

The Séguéla Project Mineral Resource estimate is classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on 19 May 2014 as per NI 43-101 requirements. Mineral Resource classification parameters are based upon an assessment of geological understanding of the deposit, geological and grade continuity, drillhole spacing, search and interpolation parameters, and an analysis of available density information.

Antenna Deposit

At the Antenna deposit, sample data is overall, considered to be of reasonable quality. The majority of drilling at the Antenna deposit has been conducted in recent history by a single operator (Newcrest 2016-2017) and the collection, preparation and analysis of samples has been subject to a routine and well-established program of QA, with defined QC protocols to ensure the integrity of the data collected. The Qualified Person is confident that RC chips and core samples, and the gold assays derived from them, are representative of the material drilled and can be used in resource estimation studies.

Roxgold Report № R2021.001	203

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

The Antenna deposit Mineral Resource has been classified as Indicated Mineral Resources and Inferred Mineral Resources. Figure 126 shows the classifications applied to the Antenna deposit.

Mineral Resource classification was undertaken using classification boundary strings assigned to the block model in a cookie-cutter fashion on a per mineralisation lode basis. Strings define a region of blocks that, on average, met the following criteria:

•	The Mineral Resource was classified as Indicated where the majority of blocks were informed in the first pass, the average distance to informing samples was less than 60 m, drillhole spacing was less than 50 m between sections and less than 40 m on each section, and there were more than two drillholes on each section.
•	The Mineral Resource was classified as Inferred where drilling had been completed on broader pattern (pierce points generally having a separation of greater than 80 m) and geological continuity was reasonable. Geological evidence is considered sufficient to imply but not verify geological and grade continuity.
•	At this stage, Measured Resources are not defined. To define Measured Resources, Roxgold should undertake the recommended actions presented in Section 26.

Figure 126:	Antenna deposit Mineral Resource classification

Note: Green = Indicated, Red = Inferred, Blue = Unclassified.

Satellite Deposits

The satellite deposit Mineral Resource estimates (which includes Ancien, Agouti, Boulder and Koula) that comprise the Séguéla Project have been classified as Indicated and Inferred Mineral Resources; based on the geological knowledge and drillhole spacing at each deposit as understood at the effective report date.

Mineral Resource classifications were assigned to cells in the respective block models on a domain by domain basis using macro’s that referenced domains and coordinate extents; string outlines and constraining wireframes as deemed applicable. The classification approach for each satellite deposit is similar to that stated for Antenna.

Roxgold Report № R2021.001	204

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

The Mineral Resource estimates for Ancien, Agouti, Boulder and Koula are comprised primarily of Roxgold drilling completed between 2019 and 2021 to define the Mineral Resources and sample quality and data, which is considered to be of reasonable quality.

The Mineral Resource classifications as applied for each of the satellite deposits in presented in Figure 127 to Figure 130.

Figure 127:	Ancien deposit Mineral Resource classification

Note: Green = Indicated, Red = Inferred, Blue = Unclassified.

Roxgold Report № R2021.001	205

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 128:	Koula deposit Mineral Resource classification

Note: Green = Indicated, Red = Inferred, Blue = Unclassified.

Roxgold Report № R2021.001	206

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 129:	Agouti deposits Mineral Resource classification

Note: Green = Indicated, Red = Inferred, Blue = Unclassified.

Roxgold Report № R2021.001	207

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 130:	Boulder deposits Mineral Resource classification

Note: Green = Indicated, Red = Inferred, Blue = Unclassified.

14.19.2 Reasonable Prospects for Eventual Economic Extraction

CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on 19 May 2014 require that resources have “reasonable prospects for economic extraction”. This generally implies that the quantity and grade estimates meet certain economic thresholds and that the Mineral Resources are reported at an appropriate cut-off grade taking into account possible extraction scenarios and processing recoveries.

To assist in defining reasonable prospects of economic extraction, the Séguéla Project Mineral Resources were subject to an optimisation process, whereby the in-ground value of each block was calculated using nominated values for: gold price (US$/troy ounce), metal recoveries, mining dilution, mining costs, processing and selling costs. The gold price selected was the median price from a peer- comparison study conducted internally by Roxgold, of reporting prices used for other Mineral Resources reported within West Africa. These values were then used to generate a theoretical open pit via the Lersch-Grossman algorithm (a universally accepted methodology of open-pit mine optimisation) within Micromine™ software package.

Parameters used for the optimisation include:

•	Assumed gold price of US$1,700 per troy ounce

•	Mining recovery of 90% and mining dilution of 10%

Roxgold Report № R2021.001	208

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

•	Processing recovery of 94.5%

•	Overall slope angle of 53° to 58° for Antenna, 54° for Agouti, 55° for Ancien, 54° to 57° for Koula and 57° for Boulder

•	Assumed mining costs of $1.97 per tonne for Antenna and $2.28 per tonne for the satellite deposits

•	Assumed total processing costs (including G&A) of $21.64 per tonne

•	Assumed selling costs (includes state and third-party royalties) of $121.60 per troy ounce

The optimisation process defines a significant portion of the estimated mineralised material which may be then defined as having “reasonable prospects for economic extraction” as shown for the Antenna deposit in Figure 131, Ancien deposit in Figure 132, Koula deposit in Figure 133, Agouti deposit in Figure 134 and Boulder deposit in Figure 135.

Figure 131:	Oblique view of the Antenna deposit block model with theoretical optimised pit shell

Roxgold Report № R2021.001	209

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 132:	Oblique view of the Ancien deposit block model with theoretical optimised pit shell

Figure 133:	Oblique view of the Koula deposit block model with theoretical optimised pit shell

Roxgold Report № R2021.001	210

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 134:	Oblique view of the Agouti deposit block model with theoretical optimised pit shell

Figure 135:	Oblique view of the Boulder deposit block model with theoretical optimised pit shell

Roxgold Report № R2021.001	211

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

14.20	Mineral Resource Reporting

14 20.1	Results

The Séguéla Project Mineral Resource that includes the Antenna, Ancien, Agouti, Boulder and Koula gold deposits is reported in Table 88, at a 0.3 ppm Au cut-off grade for the Antenna deposit and 0.5 ppm Au cut-off grade for the satellite deposits (includes Ancien, Agouti, Boulder and Koula). All the Séguéla Project Mineral Resources as at the effective report date are reported as potential open pits.

Mineral Resources are reported inside preliminary pit optimisations based on the parameters described in Section 14.19.2. Only those blocks that fell within the theoretical optimised pit shells described in Section 14.20.2, are reported. Alluvial material was excluded in the reported Mineral Resource at the Antenna (i.e. mineralisation lode 2), Ancien, Agouti, Boulder and Koula deposits.

Grade-tonnage curves were generated for the Séguéla Project Mineral Resource block models within the theoretical RPEEE shells, with a breakdown of tonnages and grades within the theoretical RPEEE shells by 5 m benches as shown in Figure 136 to Figure 143.

Table 88:	Séguéla Mineral Resource Statement Summary

Séguéla Mineral Resource effective as at 31 March 2021

	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes (Mt)	Grade (g/t Au)	Metal (000 oz)	Tonnes (Mt)	Grade (g/t Au)	Metal (000 oz)	Tonnes (Mt)	Grade (g/t Au)	Metal (000 oz)	Tonnes (Mt)	Grade (g/t Au)	Metal (000 oz)
Antenna	-	-	-	8.2	2.2	586	8.2	2.2	586	1.1	1.9	69
Ancien	-	-	-	1.4	5.4	250	1.4	5.4	250	0.0	10.6	11
Agouti	-	-	-	1.4	2.4	111	1.4	2.4	111	0.1	1.8	6
Boulder	-	-	-	1.7	1.7	97	1.7	1.7	97	0.1	1.2	3
Koula	-	-	-	1.2	7.4	285	1.2	7.4	285	0.2	3.0	14
Total	-	-	-	14.0	3.0	1,328	14.0	3.0	1,328	1.5	2.2	104

Notes:

(1)	Mineral Resources are reported in accordance with NI 43-101 with an effective date of March 31, 2021, for the Séguéla Gold Project.
(2)	The Séguéla Mineral Resources are reported on a 100% basis at a gold grade cut-off of 0.3g/t Au for Antenna and 0.5g/t Au for the satellite deposits, based on a gold price of US$1,700/ounce and constrained to MII preliminary pit shells.
(3)	The identified Mineral Resources in the block model are classified according to the “CIM” definitions for the Measured, Indicated, and Inferred categories. The Mineral Resources are reported in situ without modifying factors applied.
(4)	The Séguéla Mineral Resource Statement was prepared under the supervision of Mr. Hans Andersen, Senior Resource Geologist at Roxgold Inc. Mr. Andersen is a Qualified Person as defined in NI 43-101.
(5)	All figures have been rounded to reflect the relative accuracy of the estimates and totals may not add due to rounding.
(6)	Mineral Resources that are not Mineral Reserves do not necessarily demonstrate economic viability.
(7)	Mineral Resources are reported inclusive of Mineral Reserves
(8)	The Séguéla Gold Project is subject to a 10% carried interest held by the government of Cote d’Ivoire

Roxgold Report № R2021.001	212

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 136: Antenna deposit grade-tonnage curve

Figure 137: Antenna deposit bench breakdown

Roxgold Report № R2021.001	213

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 138: Ancien deposit grade-tonnage curve

Figure 139: Ancien deposit bench breakdown

Roxgold Report № R2021.001	214

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 140: Agouti deposit grade-tonnage curve

Figure 141: Agouti deposit bench breakdown

Roxgold Report № R2021.001	215

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 142: Boulder deposit grade-tonnage curve

Figure 143: Boulder deposit bench breakdown

Roxgold Report № R2021.001	216

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 144: Koula deposit grade-tonnage curve

Figure 145: Koula deposit bench breakdown

Roxgold Report № R2021.001	217

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

14.20.2	Factors that May Affect the Mineral Resource

Roxgold is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that could potentially affect this Mineral Resource estimate. The reported Mineral Resource may be affected by future study assessments of mining, processing, environmental, permitting, taxation, socio-economic and other factors.

Additional technical factors which may aﬀect the Mineral Resource estimate include:

•	Metal price assumptions

•	Changes to the technical inputs used to estimate gold content (e.g. bulk density estimation, grade interpolation methodology)

•	Geological interpretation (e.g. post-mineralisation dykes and structural offsets such as faults and shear zones)

•	Depletion due to artisanal mining activities

•	Changes to geotechnical and mining assumptions, including the minimum mining thickness; or the application of alternative mining methods

•	Changes to process plant recovery estimates if the metallurgical recovery in certain domains is lesser or greater than currently assumed

Roxgold Report № R2021.001	218

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

14.21	Previous Mineral Resource Estimates

With the consideration of additional drilling available for the most recent Mineral Resource estimate at Koula, the Séguéla Project Mineral Resource estimates for Antenna, Agouti, Boulder and Ancien deposits are unchanged compared to the previous Mineral Resource estimate reported as of the 30 November 2020 (Table 89). The following observations and conclusions are made:

•	No changes occurred to the Antenna, Agouti, Boulder and Ancien Mineral Resources

•	Reported grades are comparable between the estimates at the Koula deposit

•	The increase in the Séguéla Project Indicated Mineral Resources is due to the conversion of Inferred to Indicated Mineral Resources at the Koula deposit, based on the completed infill drilling

•	The reduction in the Séguéla Project Inferred Mineral Resources is due to the targeted conversion and improvement in the resource classification at the Koula deposit

•	The majority of the remaining Séguéla Project Inferred Mineral Resource is related to the minor mineralized zones defined in the Antenna Mineral Resource estimate

Table 89: Previous Mineral Resource estimate for the Séguéla Project

	As at November 30, 2020[3]			As at March 31, 2021			% Change
Mineral Resource Category	Tonnes (Mt)	Grade (g/t Au)	Metal (000 oz)	Tonnes (Mt)	Grade (g/t Au)	Metal (000 oz)	Metal (Au koz)
Measured	-	-	-	-	-	-	-
Indicated	12.8	2.5	1,044	14.0	3.0	1,328	27%
Measured & Indicated	12.8	2.5	1,044	14.0	3.0	1,328	27%
Inferred	2.4	4.8	370	1.5	2.2	104	-72%

Notes:

(1) Mineral Resources are reported in accordance with NI 43-101.

(2) All figures have been rounded to reflect the relative accuracy of the estimates and totals may not add due to rounding.

(3) Please refer to the technical report entitled “NI 43-101 Technical Report, Séguéla Project, Worodougou Region, Côte d’Ivoire” effective November 30, 2020 which is available on sedar at www.sedar.com for further details.

Roxgold Report № R2021.001	219

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

15	Mineral Reserves Estimates

15.1	Introduction

The Mineral Reserve estimates set out in this report were calculated by Entech Pty Ltd (“Entech”) of Perth, Western Australia, who were engaged by Roxgold to undertake the Mineral Reserve estimate for the Séguéla Project. The Mineral Reserve estimates have been prepared using accepted industry practice and is consistent with the CIM Definition Standards for Mineral Resources and Mineral Reserves by employees of Entech Pty Ltd, under the supervision of Shane McLeay, FAusIMM. Shane McLeay, (“FAusIMM”) of Entech accepts responsibility as the Qualified Person for the Mineral Reserve estimates as defined in NI 43-101.

A process has been followed to convert the Mineral Resources to Mineral Reserves which is underpinned by a design, schedule, and economic evaluation completed by Entech and overseen by Roxgold. Entech’s general conversion process is described in the following points, with further detail provided in chapter 16.

•	Optimizations were run on the Mineral Resource models, using Datamine Software’s NPV Scheduler. The nested pit shells resulting from the Lerchs Grossman (“LG”) algorithm were assessed, with deposit specific pits shells selected as the basis for detailed designs with consideration for economic and operational risks on potential net present value (“NPV”).

•	Mineral Resource block models for each deposit included gold grade, oxidation state, rock type, density values and confidence category classification complying with CIM definition standards for Mineral Resources and Mineral Reserves.

•	Modifying factors were applied to the mined physicals; including dilution and recovery factors based on typical mining factors.

•	Open pit mine designs were produced to align with the prefered ultimate pit shells. An ore dilution factor of 15% and recovery factor of 90% have been applied.

•	All open pit mine designs were evaluated with the Mineral Resource models and any Inferred classified material within the mine design was assigned to waste by applying a zero Au grade.

•	The open pit mine designs were scheduled in Surpac’s Minesched to produce a mine plan, using proposed productivity rates and following an appropriate mining sequence to maintain mill feed and allocation of grade as overseen by Roxgold.

•	The resulting mining schedule was evaluated in a financial model based on a contract mining scenario, with costs derived from the request for quotation (“RFQ”) process performed within the study, as well as first principles buildup of all other costs to ensure economic viability.

Roxgold Report № R2021.001	220

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

15.2	Cut-off Grade Derivation

Cut-off grades are based on revenue inputs and submitted contractor costs as stated in Table 90.

Table 90:	Cut-off Grade Inputs

Factor	Unit	Assumption
Gold Price	$US / oz	1,500
Royalty	%	6.0
Gold Payability	%	100.0
Refining Cost	$US / oz	2.60
Mill Recovery	%	94.5
Milling Cost	$US / t ore	14.51
ROM Loader Cost	$US / t ore	0.51
Overheads - Antenna	$US / t ore	0.84
Overheads - Agouti	$US / t ore	1.17
Overheads - Ancien	$US / t ore	1.58
Overheads - Boulder	$US / t ore	1.21
Overheads - Koula	$US / t ore	1.91
G&A Cost	$US / t ore	7.13

The cut-off grade (“COG”) for each deposit has been calculated by applying the economic parameters above and utilising the formula below:

The resultant COG applied to each deposit is shown in Table 91. The primary difference in COG values between each deposit is the mining owner cost allocation to each deposit. The COG is used to determine whether the material mined will generate a profit following associated costs and royalties.

Table 91:	Calculated cut-off grade

Pit	COG (g/t)
Antenna	0.54
Agouti	0.55
Ancien	0.56
Boulder	0.55
Koula	0.56

Roxgold Report № R2021.001	221

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

15.3	Reserve Estimate

The resulting Mineral Reserve estimate with an effective date of March 31, 2021 is shown in Table 92. All mineral Reserves are shown on a 100% ownership basis.

Table 92:	Séguéla Ore Reserve Statement Summary

Séguéla Ore Reserve effective as at 31 March 2021

	Proven			Probable			Proven + Probable
	Tonnes	Grade	Metal	Tonnes	Grade	Metal	Tonnes	Grade	Metal
	(Mt)	(g/t Au)	(000 oz)	(Mt)	(g/t Au)	(000 oz)	(Mt)	(g/t Au)	(000 oz)
Antenna	-	-	-	7.2	2.1	482	7.2	2.1	482
Koula	-	-	-	1.2	6.5	243	1.2	6.5	243
Ancien	-	-	-	1.3	4.9	211	1.3	4.9	211
Agouti	-	-	-	1.2	2.2	88	1.2	2.2	88
Boulder	-	-	-	1.1	1.8	64	1.1	1.8	64
Total	-	-	-	12.1	2.8	1,088	12.1	2.8	1,088

Notes:

(1)	Mineral Reserves are reported in accordance with NI 43-101 with an effective date of March 31st, 2021, for Séguéla.
(2)	The Séguéla Mineral Reserves are reported on a 100% basis at an incremental gold grade cut-off of 0.54 g/t Au for Antenna, 0.55 g/t Au for Agouti, 0.55 g/t Au for Boulder, 0.56 g/t Au for Koula and 0.56 g/t Au for Ancien deposits based on a gold price of US$1,500/ounce, constrained to optimization pit shells and only Proven and Probable categories reported within the final pit designs.
(3)	The Mineral Reserves pit design were completed based on overall slope angle recommendations of between 37° and 57° for Antenna, Koula and Agouti deposits from oxide to fresh weathering profiles, between 34° and 56° for Ancien deposit from oxide to fresh weathering profiles and 37° and 60° for Boulder deposit from oxide to fresh weathering profiles.
(4)	The Mineral Reserves are reported with modifying factors of 15% Mining Dilution and 90% Mining recovery being applied.
(5)	Mineral Reserves are reported based on each open pit deposit demonstrating economic viability.
(6)	The identified Mineral Reserves in the block model are classified according to the "CIM" definitions for the Proven and Probable categories.
(7)	The Séguéla Mineral Reserves Statement was prepared under the supervision of Mr. Shane McLeay, Principal Mining Engineer at Entech Pty Ltd. Mr. McLeay is a Qualified Person as defined in NI 43-101.
(8)	All figures have been rounded to reflect the relative accuracy of the estimates and totals may not add due to rounding.
(9)	The Séguéla Gold Project is subject to a 10% carried interest held by the government of Cote d'Ivoire.

Roxgold is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that could potentially affect this Mineral Reserve estimate. The reported Mineral Reserve may be affected by future study assessments of mining, processing, environmental, permitting, taxation, socio-economic and other factors.

Roxgold Report № R2021.001	222

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

16	Mining Methods

16.1	Introduction

This section summarizes the mine design and planning work completed to support the preparation of the Mineral Reserve estimate for the Séguéla Project. The DFS mine design and planning was based on the Mineral Resource estimate with an effective date of 31 March 2021 which is detailed in Section 14 of this report.

The Séguéla Project will consist of the simultaneous exploitation of the Antenna deposit and its satellite deposits: Ancien, Agouti, Boulder and Koula. The overall strategy is to have production from these satellite deposits complement the production from Antenna to achieve a total production rate of 1.25 million tonnes per annum (“Mtpa”) initially and increasing to 1.57 Mtpa in year 3. The Séguéla Project mine life contemplated in the DFS is nine years.

Mining activities at Séguéla will utilize conventional open-pit mining methods. Drilling and blasting are planned for oxide, transitional and fresh ore and waste, followed by conventional truck and shovel operations within the pits for the movement of ore and waste. No free digging has been assumed for any of the weathering horizons. Bench height assumption for extraction of ore and waste material is 5 m taken in two digging flitches of 2.5 m and is within the capabilities of the selected equipment.

The mining schedule requires up to two 200 tonne (“t”) excavators, complimented with an average of two 120 tonne excavators in the latter stages of mining the satellite pits, with an estimated total material productive capacity of approximately 25.0 Mtpa. The fleet will have sufficient capacity to allow for maintenance, transport between the pits, and make-up capacity to account for low productivity periods, such as high rainfall events. A fleet of up to twenty-six Caterpillar 777 trucks (payload of 100 t) will be used.

Roxgold will engage a mining contractor for the mining of all the deposits over the first 3.5 years of the mine life, after which mining will transition to an owner operator mining convention. Reputable Open Pit Mining contractors were engaged and have provided quotes, based on the DFS mine plan that were incorporated in the mining cost assumptions in the DFS. A common pool of equipment will be used and scheduled across all active pits so that movement between the pits is minimised.

Run of Mine (“ROM”) ore will be trucked from the pits to the ROM pad and tipped either onto the ROM pad to be reclaimed and loaded to the ROM bin or by direct tipping to the ROM bin. The DFS contemplates a single stage primary crush/SAG milling comminution circuit where the ore will be drawn from the ROM bin via an apron feeder, scalped via a vibrating grizzly with the undersize reporting directly to the discharge conveyor and the oversize reporting to a primary jaw crusher for further size reduction. All crushed and scalped material will be conveyed to a surge bin. Crushed ore and water will be fed to the mill.

Roxgold Report № R2021.001	223

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

16.2	Mine Geotechnical

Roxgold commissioned Entech to undertake a geotechnical assessment for the Seguela Gold Project as part of the DFS. The geotechnical assessment evaluated the potential for slope instabilities and develops slope design parameter recommendations for the proposed open pit mining at the Agouti, Ancien, Antenna, Boulder and Koula deposits.

16.2.1	Data Confidence

A dedicated geotechnical drilling program was designed by Entech to investigate ground conditions specific to the project. In addition, a geotechnical material property testing program was designed by Entech to capture information pertinent to characterising and understanding the mechanical behaviour of the different materials expected to be encountered.

A total of 27 dedicated geotechnical diamond drill holes and 21 historical diamond drill holes, located in vicinity to the Agouti, Ancien, Antenna, Boulder and Koula pit walls, and totalling ~5,263 m, were used for the collection of detailed geotechnical data, including rock mass and structure characterisation, and oriented structural data.

Samples were selected from the drill core of the dedicated geotechnical diamond drill holes to perform material properties testing, comprising 23 particle size distribution, 23 Atterberg Limits, 17 consolidated undrained triaxial, 173 uniaxial compressive strength, 173 uniaxial tensile strength, 107 elastic constant (Young’s Modulus and Poisson’s Ratio), 36 Hoek triaxial and 28 direct shear tests.

The extent of drill hole and material properties testing coverage for all deposits is considered sufficient to undertake the geotechnical assessment for the evaluation purposes of the DFS. The confidence level of the geotechnical data for all deposits is of a Feasibility Study level.

Table 93 summarises the length of drill core logged by deposit. Figure 146 to Figure 150 display the location of the drill holes used for the geotechnical assessment.

Table 93. Length of drill core geotechnically logged by deposit.

Deposit	Length of Drill Core (m)	Portion of Total Drill Core (%)
Agouti	997.1	19
Ancien	922.1	18
Antenna	1,916.6	36
Boulder	431.4	8
Koula	996.1	19

Roxgold Report № R2021.001	224

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 146. Plan of Agouti, with the location of the drill holes used for the geotechnical assessment.

Figure 147. Plan of Ancien, with the location of the drill holes used for the geotechnical assessment.

Roxgold Report № R2021.001	225

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 148. Plan of Antenna, with the location of the drill holes used for the geotechnical assessment.

Figure 149. Plan of Boulder, with the location of the drill holes used for the geotechnical assessment.

Roxgold Report № R2021.001	226

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 150. Plan of Koula, with the location of the drill holes used for the geotechnical assessment.

16.2.2	Ground Conditions

The geology at Séguéla is dominated by two litho-structural domains colloquially termed the West Domain and East Domain, which are separated by a north-south trending mylonite zone (Figure 10). The East Domain, which hosts the Agouti, Ancien, Boulder and Koula deposits, predominantly comprise high strain granitoids, orthogneisses, andesite and basaltic units, and schists. The West Domain, which hosts the Antenna deposit, comprises mafic volcanic (basalts) and hypabyssal (sills and dykes) rocks, rhyolitic lava flows and volcaniclastic rocks, and minor granitoids.

The weathering profile at all deposits is generally shallow, uniform, and follows the topographic surface.

The depth to the base of complete oxidation (BOCO) wireframes in proximity to the pit walls is on average approximately 8m at Agouti, 20m at Ancien, 9m at Antenna, 8m at Boulder, and 7m at Koula. The drill holes used for the geotechnical assessment encountered the BOCO at an average depth of approximately 8m at Agouti, 15m at Ancien, 12m at Antenna, 15m at Boulder, and 9m at Koula.

The depth to the top of fresh rock (TOFR) wireframes in proximity to the pit walls is on average approximately 11m at Agouti, 22m at Ancien, 18m at Antenna, 17m at Boulder, and 22m at Koula. The drill holes used for the geotechnical assessment encountered the TOFR at an average depth of approximately 16m at Agouti, 32m at Ancien, 30m at Antenna, 34m at Boulder, and 29m at Koula. Entech has used the TOFR wireframes for deriving slope design parameter limits in fresh rock following discussions with Roxgold.

According to Bieniawski’s rock mass rating (RMR), the major rock types encountered at each deposit can be summarised as follows:

(1)	Agouti: Good rock

(2)	Ancien: Good to very good rock

(3)	Antenna: Good rock

(4)	Boulder: Good rock

(5)	Koula: Good rock

Roxgold Report № R2021.001	227

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

A sub-vertical, east-west to northeast-southwest dipping foliation set, and a sub-horizontal joint set make up the major rock mass structure at all deposits. Minor, cross-cutting joint sets are also evident in the rock mass structure at all deposits.

The structure data and structure sets are shown on the stereonets for each deposit in Figure 151 to Figure 155.

Figure 151. Stereonet plot generated in Dips 8.0 displaying all oriented structure data at Agouti (695 entries and 997 vectors from 18 drill holes).

The structure sets at Agouti are summarised as follows:

•	78 / 284° - sub-vertical/steep west dipping foliation set

•	82 / 100° - sub-vertical/steep east dipping foliation set

•	56 / 233° - moderate southwest dipping joint set

•	46 / 144° - moderate southeast dipping joint set

•	3 / 306° - sub-horizontal/shallow northwest dipping joint set

•	57 / 332° - moderate northwest dipping joint set

Roxgold Report № R2021.001	228

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 152. Stereonet plot generated in Dips 8.0 displaying all oriented structure data at Ancien (1223 entries and 1374 vectors from 45 drill holes).

The structure sets at Ancien are summarised as follows:

1.	85 / 266° - sub-vertical/steep west dipping foliation set

2.	74 / 88° - sub-vertical/steep east dipping foliation set

3.	28 / 122° - shallow southeast dipping joint set

4.	4 / 173° - sub-horizontal/shallow south dipping joint set

Roxgold Report № R2021.001	229

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 153. Stereonet plot generated in Dips 8.0 displaying all oriented structure data at Antenna (1059 entries and 2106 vectors from 13 drill holes).

The structure sets at Antenna are summarised as follows:

1.	82 / 272° - sub-vertical/steep west dipping foliation set

2.	75 / 93° - sub-vertical/steep east dipping foliation set

3.	59 / 44° - moderate northeast dipping joint set

4.	47 / 141° - moderate southeast dipping joint set

5.	4 / 249° - sub-horizontal/shallow west dipping joint set

Roxgold Report № R2021.001	230

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 154. Stereonet plot generated in Dips 8.0 displaying all oriented structure data at Boulder (268 entries and 353 vectors from seven drill holes).

The structure sets at Boulder are summarised as follows:

1.	81 / 298° - sub-vertical/steep northwest dipping foliation set

2.	77 / 121° - sub-vertical/steep southeast dipping foliation set

3.	46 / 115° - moderate southeast dipping joint set

4.	7 / 281° - sub-horizontal/shallow west dipping joint set

5.	70 / 264° - steep west dipping joint set

Roxgold Report № R2021.001	231

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 155. Stereonet plot generated in Dips 8.0 displaying all oriented structure data at Koula (599 entries and 882 vectors from 12 drill holes).

The structure sets at Koula are summarised as follows:

1.	77 / 282° - sub-vertical/steep east dipping foliation set

2.	82 / 106° - sub-vertical/steep west dipping foliation set

3.	38 / 275° - moderate east dipping joint set

4.	41 / 78° - moderate west dipping joint set

5.	6 / 84° - sub-horizontal/shallow west dipping joint set

16.2.3	Slope Design Analysis

Slope design modelling and analysis was undertaken, including kinematic, spill berm width, and limit equilibrium slope stability, to develop the slope design parameter recommendations.

Entech adopted the Slope Design Acceptance Criteria outlined within the publication Guidelines for Open Pit Slope Design (Read & Stacey, 2009). A pragmatic approach to slope design was adopted and implemented on a case-by-case basis, and at times relies on scheduling to complete mining activities at a fast rate where exposure to high risk and deep sections of the pits occurs. Given the phased approach to the mining sequence with each phase being mined in a relatively short period of time, slope design is largely in accordance with the Slope Design Acceptance Criteria (Table 94) and tailored to the upper limits of the slope design criteria.

The kinematic analysis indicated that batter-scale failures (planar, wedge and toppling) are possible. Ground control issues at the bench scale (including crest loss and localised slips and failures) can be expected. However, failed material should largely be contained by the recommended spill berm widths.

Roxgold Report № R2021.001	232

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

The limit equilibrium slope stability analysis indicated that slope instability at an inter-ramp or overall scale is unlikely within the design.

Geotechnical input parameters for intact rock and rock mass strength were developed based on information gathered from the geotechnical logging and material properties testing programs, as well as Entech’s judgement used in conjunction with experience in similar settings and review of similar geotechnical engineering literature.

An observational design approach should be taken where regular review of bench-scale performance is undertaken and adjusted if necessary.

Table 94. Typical design factor of safety (FoS) and probability of failure (PoF) acceptance criteria for open pit mining (Read and Stacey, 2009).

Slope Scale Consequence of Failure Minimum FoS – Static Conditions Minimum FoS – Dynamic Conditions Maximum PoF (that FoS < 1) Bench Low - high 1.1 NA 25 - 50 Low 1.15 - 1.2 1 25 Bench Stack or Inter-Ramp Medium 1.2 1 20 High 1.2 - 1.3 1.1 10 Low 1.2 - 1.3 1 15 - 20 Overall Medium 1.3 1.05 5 - 10 High 1.3 - 1.5 1.1 ≤ 5

Roxgold Report № R2021.001	233

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

16.2.4	Slope Design Parameters

The slope design elements, geometries and terminology used for analysis and design are provided in Figure 156.

Figure 157 to Figure 161 display the geotechnical domains that have been developed for each deposit. Table 95 to Table 99 provide the slope design parameter recommendations that have been developed for each deposit.

Figure 156. Pit slope design elements, geometries, and terminology (source: Read & Stacey).

Roxgold Report № R2021.001	234

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 157. Plan of Agouti, with the geotechnical domains.

Roxgold Report № R2021.001	235

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 95.      Slope design parameter recommendations for Agouti.

Domain	From/To	Material	Bench Height (m)	Bench Face Angle (°)	Spill Berm Width (m)	Inter-Ramp Angle (°)
Agouti Stage 1 – West	Surface to 10mbs	Transported/Oxide	10	50	5	36.8
	10mbs to 20mbs	Transitional	20	60	9	44.2
	20mbs to Base of Pit	Fresh	20	80	8	60.0
Agouti Stage 1 – East	Surface to 10mbs	Transported/Oxide	10	50	5	36.8
	10mbs to 20mbs	Transitional	20	60	9	44.2
	20mbs to Base of Pit	Fresh	20	80	8	60.0
Agouti Stage 2 – West	Surface to 20mbs	Transported/Oxide	10	50	5	36.8
	20mbs to 40mbs	Transitional	20	60	9	44.2
	40mbs to Base of Pit	Fresh	20	80	8	60.0
Agouti Stage 2 – East	Surface to 20mbs	Transported/Oxide	10	50	5	36.8
	20mbs to 40mbs	Transitional	20	60	9	44.2
	40mbs to Base of Pit	Fresh	20	80	8	60.0
Agouti Stage 3 – West	Surface to 10mbs	Transported/Oxide	10	50	5	36.8
	10mbs to 20mbs	Transitional	20	60	9	44.2
	20mbs to Base of Pit	Fresh	20	80	8	60.0
Agouti Stage 3 – East	Surface to 10mbs	Transported/Oxide	10	50	5	36.8
	10mbs to 20mbs	Transitional	20	60	9	44.2
	20mbs to Base of Pit	Fresh	20	80.0	8	60

Domain From/To Material Bench Height (m) Bench Face Angle Spill Berm Width (m) Inter- Ramp West East West East West East Figure 158. Plan of Ancien, with the geotechnical domains. (°) Angle (°) Surface to 10mbs Transported/Oxide 10 50 5 36.8 Agouti Stage 1 – 10mbs to 20mbs Transitional 20 60 9 44.2 20mbs to Base of Pit Fresh 20 80 8 60.0 Surface to 10mbs Transported/Oxide 10 50 5 36.8 Agouti Stage 1 – 10mbs to 20mbs Transitional 20 60 9 44.2 20mbs to Base of Pit Fresh 20 80 8 60.0 Surface to 20mbs Transported/Oxide 10 50 5 36.8 Agouti Stage 2 – 20mbs to 40mbs Transitional 20 60 9 44.2 40mbs to Base of Pit Fresh 20 80 8 60.0 Surface to 20mbs Transported/Oxide 10 50 5 36.8 Agouti Stage 2 – 20mbs to 40mbs Transitional 20 60 9 44.2 40mbs to Base of Pit Fresh 20 80 8 60.0 Surface to 10mbs Transported/Oxide 10 50 5 36.8 Agouti Stage 3 – 10mbs to 20mbs Transitional 20 60 9 44.2 20mbs to Base of Pit Fresh 20 80 8 60.0 Surface to 10mbs Transported/Oxide 10 50 5 36.8 Agouti Stage 3 – 10mbs to 20mbs Transitional 20 60 9 44.2 20mbs to Base of Pit Fresh 20 80.0 8 60

Note:      Transitional material may have a BH/SBW configuration of 20m/9m or 10m/5m, where required.

N
Ancien Stage 2
- North
Ancien Stage 2
- West
Ancien Stage 2
- East
Ancien Stage 2
- South

BasRock

Figure 158. Plan of Ancien, with the geotechnical domains.

Roxgold Report № R2021.001	236

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 96.      Slope design parameter recommendations for Ancien.

Domain From/To Material Bench Height (m) Bench Face Angle Spill Berm Width (m) Inter- Ramp West North East South (°) Angle (°) Surface to 30mbs Transported/Oxide 10 50 5 36.8 Ancien Stage 2 – 30mbs to 40mbs Transitional 20 60 9 44.2 40mbs to Base of Pit Fresh 20 80 8 60.0 Surface to 20mbs Transported/Oxide 10 50 5 36.8 Ancien Stage 2 – 10mbs to 30mbs Transitional 20 60 9 44.2 30mbs to Base of Pit Fresh 20 80 8 60.0 Surface to 20mbs Transported/Oxide 10 50 5 36.8 Ancien Stage 2 – 20mbs to 30mbs Transitional 20 60 9 44.2 30mbs to Base of Pit Fresh 20 80 8 60.0 Surface to 30mbs Transported/Oxide 10 50 5 36.8 Ancien Stage 2 – 30mbs to 40mbs Transitional 20 60 9 44.2 40mbs to Base of Pit Fresh 20 80.0 8 60

Note:      Transitional material may have a BH/SBW configuration of 20m/9m or 10m/5m, where required.

N
Antenna Stage 4
- West
Antenna Stage 4
- East
Antenna Stage 3
- West
Antenna Stage 3
- East
Antenna Stage 3
- South

Figure 159. Plan of Antenna, with the geotechnical domains.

Roxgold Report № R2021.001	237

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 97.      Slope design parameter recommendations for Antenna.

Domain From/To Material Bench Height (m) Bench Face Angle Spill Berm Width (m) Inter- Ramp West East South West East . (°) Angle (°) Surface to 20mbs Transported/Oxide 10 50 5 36.8 Antenna Stage 3 – 20mbs to 30mbs Transitional 20 60 9 44.2 30mbs to Base of Pit Fresh 20 75 9 54.3 Surface to 10mbs Transported/Oxide 10 50 5 36.8 Antenna Stage 3 – 10mbs to 30mbs Transitional 20 60 9 44.2 30mbs to Base of Pit Fresh 20 75 9 54.3 Surface to 20mbs Transported/Oxide 10 50 5 36.8 Antenna Stage 3 – 20mbs to 40mbs Transitional 20 60 9 44.2 40mbs to Base of Pit Fresh 20 70 9 50.9 Surface to 10mbs Transported/Oxide 10 50 5 36.8 Antenna Stage 4 – 10mbs to 30mbs Transitional 20 60 9 44.2 30mbs to Base of Pit Fresh 20 80 8 60.0 Surface to 10mbs Transported/Oxide 10 50 5 36.8 Antenna Stage 4 – 10mbs to 30mbs Transitional 20 60 9 44.2 30mbs to Base of Pit Fresh 20 80 8 60.0

Note:      Transitional material may have a BH/SBW configuration of 20m/9m or 10m/5m, where required.

N
Boulder Stage 3
- Northwest
Boulder Stage 3
- Southeast
Boulder Stage 2
- Northeast
Boulder Stage 2
- Northwest
Boulder Stage 2
- Southeast
Boulder Stage 2
- Southwest

BasRock

Figure 160. Plan of Boulder, with the geotechnical domains.

Roxgold Report № R2021.001	238

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 98.      Slope design parameter recommendations for Boulder.

Domain From/To Material Bench Height (m) Bench Face Angle Spill Berm Width (m) Inter‐ Ramp Northwest Northeast Southeast Southwest Northwest Southeast (°) Angle (°) Surface to 15mbs Transported/Oxide 10 50 5 36.8 Boulder Stage 2– 15mbs to 40mbs Transitional 20 60 9 44.2 40mbs to Base of Pit Fresh 20 80 8 60.0 Surface to 15mbs Transported/Oxide 10 50 5 36.8 Boulder Stage 2 – 15mbs to 40mbs Transitional 20 60 9 44.2 40mbs to Base of Pit Fresh 20 80 8 60.0 Surface to 15mbs Transported/Oxide 10 50 5 36.8 Boulder Stage 2 – 15mbs to 40mbs Transitional 20 60 9 44.2 40mbs to Base of Pit Fresh 20 80 8 60.0 Surface to 40mbs Transported/Oxide 10 50 5 36.8 Boulder Stage 2 – 40mbs to 70mbs Transitional 20 60 9 44.2 70mbs to Base of Pit Fresh 20 80 8 60.0 Surface to 15mbs Transported/Oxide 10 50 5 36.8 Boulder Stage 3 – 15mbs to 40mbs Transitional 20 60 9 44.2 40mbs to Base of Pit Fresh 20 80 8 60.0 Surface to 15mbs Transported/Oxide 10 50 5 36.8 Boulder Stage 3 – 15mbs to 40mbs Transitional 20 60 9 44.2 40mbs to Base of Pit Fresh 20 80 8 60.0

Note:      Transitional material may have a BH/SBW configuration of 20m/9m or 10m/5m, where required.

N
Koula Stage 2
- North
Koula Stage 2
- West
Koula Stage 2
- East
Koula Stage 2
- South
BasRock

Figure 161. Plan of Koula, with the geotechnical domains.

Roxgold Report № R2021.001	239

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 99.      Slope design parameter recommendations for Koula.

Surface to 10mbs Transported/Oxide 10 50 5 36.8 Koula Stage 2 – 10mbs to 30mbs Transitional 20 60 9 44.2 30mbs to Base of Pit Fresh 20 80 8 60.0 Surface to 10mbs Transported/Oxide 10 50 5 36.8 Koula Stage 2 – 10mbs to 15mbs Transitional 20 60 9 44.2 15mbs to Base of Pit Fresh 20 80 8 60.0 Surface to 10mbs Transported/Oxide 10 50 5 36.8 Koula Stage 2 – East 10mbs to 40mbs Transitional 20 60 9 44.2 40mbs to Base of Pit Fresh 20 80 8 60.0 Surface to 10mbs Transported/Oxide 10 50 5 36.8 Koula Stage 2 – 10mbs to 25mbs Transitional 20 60 9 44.2 25mbs to Base of Pit Fresh 20 80 8 60.0

Note:      Transitional material may have a BH/SBW configuration of 20m/9m or 10m/5m, where required.

The slope design parameter recommendations are based on the following assumptions:

1.	Best practice management of surface water runoff.

2.	Dewatered or dry slope conditions.

3.	Monitoring of ground water drawdown within wall limits through the application of monitoring bores equipped with vibrating wire piezometers (VWP).

4.	Implementation of a thorough ground control management plan with provision for:

a.	Good wall blasting practices which includes pre-split blasting of final walls and achievement of spill berm widths, limited crest loss, and clean batters.

b.	Sound wall scaling practices.

c.	Appropriate, fit for purpose and routine monitoring of walls.

d.	Ongoing collection of geotechnical data (i.e. mapping) and wall performance metrics.

e.	Regular geotechnical review.

5.	If the slope design parameters are not being achieved, including spill berm widths and toe checks, then drill and blast practices and/or spill berm widths must be reviewed.

6.	The mining operation perform a detailed risk assessment prior to implementation of the slope design parameters.

16.2.5      Recommendations for further work

Ongoing collection of geotechnical data is required to further refine the geotechnical model, to confirm assumptions made as inputs in this assessment, and to review performance of slopes, batters, and spill berm widths during operations. This work includes:

•	Routine/campaign geotechnical window mapping to determine rock mass and structural characteristics.

Roxgold Report № R2021.001	240

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

•	Ongoing collection of structural orientation measurements in the field, and the collection of structure spacing and trace length data.

•	Development of a 3D structural model to capture large scale (multi-bench) structures and assess their potential impact on slope stability.

•	Ongoing mapping and delineation of historical workings, and assessment of their potential toimpact slope stability.

•	Development of 3D geological and alteration models.

Ongoing assessment of slope, batter and spill berm width performance must also be undertaken and should include:

•	Regular review of pit design against as-builts for batters, spill berm widths and toe checks.

•	Assessment of crest loss.

•	Review of batter conditions.

16.3         Hydrogeology

An initial hydrogeological study was conducted in 2019 to characterise the groundwater regime at the Project as part of the PEA. Subsequently, a preliminary desktop assessment was undertaken in 2020 to review all available information, assess groundwater conditions and develop a conceptual model of the Project site and surrounding areas. Following this a site investigation was designed to improve knowledge regarding groundwater resources and provide estimates of potential pit dewatering estimates and impacts across the Project. This drilling and aquifer testing investigation was conducted from July to September 2020, targeting discrete geological structures and specific lithologies at Antenna deposit.

A total of nine bores were installed and pump tested to gain aquifer parameter information. A number of findings were made including that depth to the static water varies from 2.95 mbgl to 6.59 mbgl, pit dewatering will be required at Antenna deposit, and that groundwater flow from the south to the north generally follows the topography at Antenna deposit. Analyses of the aquifer test data by the Cooper and Jacob method show transmissivities ranged from 2.2 m2/day to 384.2 m2/day, which are consistent with fractured rock permeability. These results were used to construct a numerical model to estimate pit inflow rates, which range from 0 to 134.7 m3/hr for Antenna deposit depending on the stage of the mining schedule. Additionally, numerical modelling results show a cumulative dewatering drawdown impact around the ore bodies may occur to about 15 km by 8 km in lateral extent. The results and aquifer parameters gained from the programme were extrapolated to inform a high-level hydrogeological evaluation across the Project.

Water samples collected in March 2020 show water quality is generally better than the directives UE/OMS standards, except for turbidity and total iron which exceed these standards. Fourteen water samples collected in August 2020 show elevated selenium levels in all of the bores, with lead levels elevated in five bores. Results show elevated Cadmium in two bores.

Another drilling and testing hydrogeological site investigation was conducted from December 2020 to March 2021, in order to advance groundwater knowledge, refine and improve numerical model simulations and predictions. This investigation was designed using information collected and evaluated from the drilling investigation conducted earlier in 2020 to inform the feasibility study groundwater assessment. Drilling and testing for this programme was undertaken at Agouti, Ancien, Antenna and Boulder deposits, where a total of thirteen pumping and monitoring bores were drilled and constructed and used in the subsequent aquifer test programme. A key objective of the programme was to inform the FEED stage of project development according to the current mine plan.

Roxgold Report № R2021.001	241

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

The data collected from this programme has been assessed and analysed for incorporation into an updated and refined groundwater numerical model and used in estimating groundwater resources and possible environmental impacts.

The numerical model is currently being updated from the initial steady-state calibrated model to a more refined transient-state model, based on provided mine schedules. This is being conducted to provide an estimate of pit dewatering requirements as mining advances at each resource. This information may also be used to inform the operations water balance, anticipate dewatering volumes and provide information for potential additional resources if required, as well as forecast dewatering drawdown impacts. Hydraulic parameters derived from the site investigations have been evaluated and compared. Preliminary results (prior to groundwater modelling completion and simulations) suggest there may be an overall reduction in required pit dewatering of about 20 to 30%, from the initial estimate in the first steady-state groundwater model.

16.4        Optimization parameters

The mine design strategy utilised Datamine Optimisation software to delineate economically mineable material within the defined Mineral Resource estimates for each deposit. The optimisation parameters applied to each of the deposits were derived from a selected schedule of rates submission of reputable open pit mining contractors in the West African region, or rates generated from a first principles build up owner cost model. Inputs into the optimisation software is outlined in the following four sections.

16.4.1       Revenue Factor

Revenue Factors such as gold price, refining cost, and royalties were applied to the Datamine Optimisation. The royalty value comprises state, community levies, and third-party royalties.

An input gold price of $1,500/oz was used, applying a royalty of 6%, $2.60/oz refining cost, $0.14/t waste closure cost, $1.30/t ore mining owner cost, $14.51/t ore processing cost, $7.13/t G&A cost was applied to the optimization model.

16.4.2      Geotechnical Recommendations

Based on the in depth geotechnical analysis of the host rock mass as outlined in section 16.2, the observed rock mass quality and considering similar geological environments, the overall slope angles inputted into the Datamine Optimization are set out in Table 100 to Table 104.

Table 100: Weathering slope angles- Antenna Weathering Unit Overall Slope Angle Oxide Degrees 36.8 Transitional Degrees 41.2 – 44.2 Fresh Degrees 50.9 – 57.0

Roxgold Report № R2021.001	242

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 101: Weathering slope angles- Agouti Weathering Unit Overall Slope Angle Oxide Degrees 33.0 – 36.8 Transitional Degrees 42.2 – 44.2 Fresh Degrees 57.0 – 60.0 Table 102: Weathering slope angles- Ancien Weathering Unit Overall Slope Angle Oxide Degrees 33.8 – 36.8 Transitional Degrees 41.2 – 43.2 Fresh Degrees 55.0 – 56.0 Table 103: Weathering slope angles- Boulder Weathering Unit Overall Slope Angle Oxide Degrees 36.8 Transitional Degrees 44.2 Fresh Degrees 60.0 Table 104: Weathering slope angles- Koula Weathering Unit Overall Slope Angle Oxide Degrees 33.8 - 36.8 Transitional Degrees 41.2 Fresh Degrees 54.0 – 57.0

16.4.3       Dilution and Recovery Parameters

The Mining and Processing recovery parameters applied to the Datamine Optimization is shown in Table 105.

Table 105: Recovery and dilution factors Recovery Parameters Unit Factors Mining Recovery % 90.0% Mining Dilution Factor % 15.0% Processing Recovery % 94.5%

Roxgold Report № R2021.001	243

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

16.4.4      Mining Costs

Mining cost inputs into Datamine Software’s NPV Scheduler was derived from two first principles build up cost models, one generated by mining contractors through an RFQ process schedule of rates submission (“contractor cost model”) and the other generated by mining consultants Entech (“owner cost model”). The application of rates from the two cost models for open pit optimization reflects the strategy to engage a mining contractor initially and transition to owner mining once the operation reaches steady state production.

The unit rates used for the open pit optimization of Koula, Ancien and Agouti was derived from the contractor cost model produced from a preferred RFQ submission from credible mining contractors with experience operating in West Africa. The RFQ rates submissions were costed by the contractors based on physicals generated from a preliminary DFS Séguéla Life of Mine (“LOM”) schedule, inclusive of all the deposits at the Séguéla Gold project. Contractor’s submission of rates for all the deposits allowed individual Load and Haul (“L&H”) bench rates applied to each deposit for pit optimizations and inclusive of:

•	Mobilisation, establishment, and demobilization costs (Overheads);

•	Fixed Costs (Overheads);

•	Mine Development Cost (Overheads);

•	Diesel Cost (Diesel);

•	Drilling and Blasting Cost (“D&B”); and

•	Load and Haul Cost by bench (“L&H”).

Antenna and Boulder unit rates for open pit optimization were derived from the owner cost model generated by Entech. The owner cost model generated unit rates for the largest mining cost centres of L&H and D&B for all the deposits. The first principles owner operator costs were modelled to benchmark against the contractors RFQ submission and to determine any further potential cost savings. Equipment productivity and cost estimates utilised for the build-up of rates were based on Entech’s West African database. All other costs other than L&H and D&B were benchmarked against the preferred RFQ submission in the owner cost model and the unit rates were utilized for open pit optimization.

For the open pit optimization, operating costs were applied using bench rates for L&H, weathering profile rates for D&B and additional rates provided in the RFQ submission for Overheads and Diesel.

Table 106 through to Table 115 summarises the operating costs and bench rates used for the individual open pit optimisations.

Table 106: Operating Costs - Antenna Item Unit Value Drilling & Blasting (Oxide and Transitional) $/bcm 1.49 Drilling & Blasting (Fresh) $/bcm 2.96 Overheads $/bcm 0.27 Diesel $/bcm 1.46

Roxgold Report № R2021.001	244

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 107: Bench Costs - Antenna Item Unit Ore Waste Bench 1 $/bcm 3.10 1.23 Bench 2 $/bcm 3.10 1.32 Bench 3 $/bcm 3.10 1.45 Bench 4 $/bcm 3.10 1.46 Bench 5 $/bcm 3.10 1.47 Bench 6 $/bcm 3.10 1.49 Bench 7 $/bcm 3.10 1.54 Bench 8 $/bcm 3.10 1.66 Bench 9 $/bcm 3.10 1.74 Bench 10 $/bcm 3.32 1.85 Bench 11 $/bcm 3.50 1.98 Bench 12 $/bcm 3.42 2.00 Bench 13 $/bcm 3.36 2.04 Bench 14 $/bcm 3.61 2.13 Bench 15 $/bcm 3.73 2.24 Bench 16 $/bcm 3.63 2.31 Bench 17 $/bcm 3.61 2.36 Bench 18 $/bcm 3.82 2.50 Bench 19 $/bcm 4.18 2.67 Bench 20 $/bcm 4.17 2.74

Table 108: Operating Costs - Agouti Item Unit Value Drilling $/bcm 1.17 Blasting (Oxide and Transitional) $/bcm 1.49 Blasting (Fresh) $/bcm 2.05 Overheads $/bcm 0.27 Diesel $/bcm 1.41

Roxgold Report № R2021.001	245

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 109: Bench Costs - Agouti Overheads $/bcm 0.27 Diesel $/bcm 1.41 Roxgold Report № R2021.001 247 Item Unit Ore Waste Bench 1 $/bcm 2.35 1.93 Bench 2 $/bcm 2.35 1.93 Bench 3 $/bcm 2.35 1.95 Bench 4 $/bcm 2.35 1.89 Bench 5 $/bcm 2.33 1.90 Bench 6 $/bcm 2.52 1.91 Bench 7 $/bcm 4.92 2.03 Bench 8 $/bcm 4.93 2.01 Bench 9 $/bcm 4.96 2.05 Bench 10 $/bcm 4.99 2.05 Bench 11 $/bcm 5.03 2.06 Bench 12 $/bcm 5.06 2.09 Bench 13 $/bcm 5.10 2.14 Bench 14 $/bcm 5.17 2.20 Bench 15 $/bcm 5.24 2.27 Bench 16 $/bcm 5.29 2.32 Bench 17 $/bcm 5.32 2.35 Bench 18 $/bcm 5.40 2.38 Bench 19 $/bcm 5.46 2.46 Bench 20 $/bcm 5.49 2.49 Table 110: Operating Costs - Ancien Item Unit Value Drilling $/bcm 1.17 Blasting (Oxide and Transitional) $/bcm 1.49 Blasting (Fresh) $/bcm 2.05

Roxgold Report № R2021.001	246

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 111: Bench Costs - Item Unit Ore Waste Bench 1 $/bcm 9.47 2.02 Bench 2 $/bcm 9.47 2.02 Bench 3 $/bcm 9.50 2.05 Bench 4 $/bcm 9.55 2.11 Bench 5 $/bcm 9.59 2.14 Bench 6 $/bcm 9.62 2.18 Bench 7 $/bcm 9.68 2.24 Bench 8 $/bcm 9.71 2.25 Bench 9 $/bcm 9.78 2.32 Bench 10 $/bcm 9.81 2.37 Bench 11 $/bcm 9.87 2.43 Bench 12 $/bcm 9.94 2.48 Bench 13 $/bcm 10.00 2.54 Bench 14 $/bcm 10.04 2.60 Bench 15 $/bcm 10.10 2.64 Bench 16 $/bcm 10.16 2.70 Bench 17 $/bcm 10.20 2.75 Bench 18 $/bcm 10.24 2.80 Bench 19 $/bcm 10.30 2.85 Bench 20 $/bcm 10.33 2.88 Table 112: Operating Costs - Boulder Item Unit Value Drilling & Blasting (Oxide and Transitional) $/bcm 1.49 Drilling & Blasting (Fresh) $/bcm 2.96 Overheads $/bcm 0.27 Diesel $/bcm 1.46

Roxgold Report № R2021.001	247

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 113: Bench Costs - Boulder Item Unit Ore Waste Bench 1 $/bcm 3.88 1.18 Bench 2 $/bcm 3.88 1.18 Bench 3 $/bcm 3.88 1.15 Bench 4 $/bcm 3.88 1.17 Bench 5 $/bcm 3.88 1.19 Bench 6 $/bcm 3.88 1.30 Bench 7 $/bcm 3.88 1.35 Bench 8 $/bcm 3.88 1.55 Bench 9 $/bcm 3.88 1.66 Bench 10 $/bcm 3.88 1.74 Bench 11 $/bcm 3.88 1.77 Bench 12 $/bcm 4.58 1.79 Bench 13 $/bcm 4.26 1.81 Bench 14 $/bcm 4.32 1.96 Bench 15 $/bcm 4.35 1.99 Bench 16 $/bcm 4.61 2.02 Bench 17 $/bcm 4.84 2.05 Bench 18 $/bcm 5.28 2.22 Bench 19 $/bcm 5.33 2.32 Bench 20 $/bcm 5.24 2.42 Table 114: Operating Costs - Koula Item Unit Value Drilling $/bcm 1.17 Blasting (Oxide and Transitional) $/bcm 1.49 Blasting (Fresh) $/bcm 2.05 Overheads $/bcm 0.27 Diesel $/bcm 1.41

Roxgold Report № R2021.001	248

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 115: Bench Costs - Koula Item Unit Ore Waste Bench 1 $/bcm 3.25 1.90 Bench 2 $/bcm 3.25 1.93 Bench 3 $/bcm 3.25 1.98 Bench 4 $/bcm 3.27 1.99 Bench 5 $/bcm 3.27 1.98 Bench 6 $/bcm 3.40 2.12 Bench 7 $/bcm 3.41 2.14 Bench 8 $/bcm 3.49 2.21 Bench 9 $/bcm 3.71 2.43 Bench 10 $/bcm 3.72 2.43 Bench 11 $/bcm 3.72 2.44 Bench 12 $/bcm 3.71 2.41 Bench 13 $/bcm 3.75 2.46 Bench 14 $/bcm 3.82 2.53 Bench 15 $/bcm 3.91 2.60 Bench 16 $/bcm 3.95 2.66 Bench 17 $/bcm 4.03 2.72 Bench 18 $/bcm 4.08 2.79 Bench 19 $/bcm 4.16 2.86 Bench 20 $/bcm 4.20 2.91

16.5        Optimization Outcomes

Datamine pit shell optimisations were completed for each deposit. Pit shell selection is based on maximising the reported net present value (“NPV”) of the deposit. The key results of the selected shell for each deposit, inclusive of inferred classified material is provided in Table 116:

Table 116: Optimisation results Final Pit Shell Deposit Revenue Factor Total Mined Mt Waste Mined Mt Strip Ratio t:t ROM Feed Mt Grade Au g/t Au Produced koz Antenna 1.00 58.2 50.7 6.7 7.5 2.2 520 Agouti 1.00 12.3 11.0 8.4 1.3 2.3 96 Ancien 1.00 25.1 23.8 17.7 1.3 5.1 219 Boulder 1.00 12.1 11.1 10.3 1.1 2.0 68 Koula 1.00 34.8 33.3 23.5 1.4 5.9 271

Roxgold Report № R2021.001	249

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 162 through Figure 166 show the nested pit shell graphs for each of the open pit optimisations.

Figure 162:       Nested Pit Shell Graph – Antenna

Figure 163:       Nested Pit Shell Graph – Agouti

Roxgold Report № R2021.001	250

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 164:      Nested Pit Shell Graph – Ancien

Figure 165:       Nested Pit Shell Graph – Boulder

Roxgold Report № R2021.001	251

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 166:      Nested Pit Shell Graph – Koula

Roxgold Report № R2021.001	252

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

16.6        Mine Design Strategy

Mine designs were developed for each of the deposits at the Séguéla Project utilising the optimum pit shells generated in Datamine as a guide. Mine designs incorporated the geotechnical parameters as outlined in section 16.2, minimum mining dimensions and mining equipment considerations used in the optimisation process.

The mine designs include bench-by-bench design, ramp from the crest to the bottom of the pit design and are cut against the most current topography.

Waste dumps were designed adjacent to the open pit for Life of Mine (“LOM”) waste volumes with the footprint of each waste dump taking account of the final stable slope angles for each of the completed dumps.

16.6.1.1 Antenna

The Antenna pit is located within 1.0 km of the Séguéla Processing Plant and the Antenna ROM pad is the planned destination for all ore hauled from the other satellite deposits. Ore will be fed from the Antenna ROM Pad to the Primary Crusher.

Antenna consists of a main pit which is substantially larger than the adjacent smaller satellite pit to the north. The main pit is approximately 1.3 km in length and extends to a depth of approximately 290 m below surface.

The larger Antenna pit is divided into three mining stages to target sustainable ore production and to minimise early waste mining. The pit located to the north is planned to be mined as a single stage.

A small starter pit is planned as the first stage of the main Antenna pit to produce the pre-production period (“PP”) ore stocks in Year 0 which will be utilised for commissioning of the processing plant and accelerate revenue generation from the Séguéla Project. The remainder of stage one continues to target a sustainable ore production rate at the commencement of the mine production period.

The southern Antenna pit contains over 95% of the total tonnes at Antenna. The Antenna pits mine only Indicated Mineral Resources, with Inferred Mineral Resources assigned gold grades of zero g/t gold and classified as waste.

Roxgold Report № R2021.001	253

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 167:       Antenna pit design – Stage 1 to 4

Roxgold Report № R2021.001	254

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

16.6.2	Agouti

The Agouti deposit is located approximately 3.4 km to the northeast of the Séguéla Processing Plant. The mine design for the Agouti deposit consists of three small pits. The pits extend in a north-south direction for approximately 1.30 km to a maximum depth of approximately 110 m below surface. The Agouti pits mine only Indicated Mineral Resources, with Inferred Mineral Resources assigned gold grades of zero g/t gold and classified as waste.

Figure 168:       Agouti pit design – Stage 1 to 3

Roxgold Report № R2021.001	255

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

16.6.3	Ancien

The Ancien deposit is located approximately 6.0 km to the south of the Séguéla Processing Plant. The deposit is planned to be mined as a two-stage open pit with an ultimate depth of 235 m below surface and approximately 470 m across in its longest dimension.

The Ancien pit is divided into two mining stages to achieve a sustainable ore mining rate with the bulk of the waste to be mined as late as possible in the mine schedule. The Ancien pit mines only Indicated Mineral Resources, with Inferred Mineral Resources assigned gold grades of zero g/t gold and classified as waste.

Figure 169:          Ancien pit design – Stage 1 and 2

Roxgold Report № R2021.001	256

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

16.6.4	Boulder

The Boulder deposit is located approximately 2.5 km to the southeast of the Séguéla Processing Plant. The mine design for the Boulder deposit consists of a three-stage open pit approach. The southern stages mines the majority of the material from Boulder, with a small satellite pit immediately to the north-east. The pits extend in a northeast direction for approximately 1.10 km to a maximum depth of approximately 175 m below surface. The Boulder pits mine only Indicated Mineral Resources, with Inferred Mineral Resources assigned gold grades of zero g/t gold and classified as waste.

Figure 170:          Boulder pit design – Stage 1 to 3

Roxgold Report № R2021.001	257

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

16.6.5	Koula

The Koula deposit is located approximately 1.5 km to the east of the Séguéla Processing Plant. The mine design for the Koula deposit consists of two stages of mining to achieve a sustainable ore mining rate, with the bulk of the waste being mined as late as possible in the mine schedule. The pit extends in a northeast direction for approximately 600 m to a maximum depth of approximately 290 m below surface. The Koula pit mines only Indicated Mineral Resources, with Inferred Mineral Resources assigned gold grades of zero g/t gold and classified as waste.

Figure 171:          Koula pit design – Stage 1 and 2

Roxgold Report № R2021.001	258

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

16.6.6	Waste Dumps

Waste dumps were designed for each individual open pit deposit, with the intention of minimising haulage distance for the movement of waste material from the open pit to the adjacent surface waste dump. The dumps were designed using a 35-degree rill, utilising a 15-meter berm every 10 vertical meters to achieve a footprint consistent with the requirements of rehabilitated waste dumps at closure.

Figure 172:         Illustrates the overall site layout, detailing the location of the individual waste dumps

16.7	Surface Layout

The Séguéla Project is centrally located around the Antenna deposit, being the largest of the five deposits and is the location of the planned processing plant. Ore mined from the satellite deposits is planned to be hauled to the Antenna ROM pad to be processed. The Séguéla Project area layout is shown in Figure 173.

Roxgold Report № R2021.001	259

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 173:	Proposed layout of the Séguéla Project. Infrastructure (e.g. haul roads) will be developed in a staged approach to support the production schedule

For each deposit, haul roads, ROM pad and waste dump have been included in the DFS mine design. The ramp exit points for each deposit have been designed to provide the shortest haulage route to the ROM pad and waste dump.

16.8	Mining Fleet and Manning

The mining strategy for the Séguéla Project is to engage a mining contractor to an agreed mining schedule for the first 3.5 years, after which mining will transition to an owner operator convention. The mining schedule has the bulk of mining activities scheduled around mining of the Antenna deposit, being the largest deposit at Séguéla. The other deposits are scheduled to supplement plant feed over the LOM plan.

A common pool of equipment will be used and scheduled across all active pits, so that movement of equipment between the pits is minimised and consumable and spare parts are shared within the fleet.

The estimate of equipment requirements over the mine life are described in Table 118, which is intended to be shared across the various deposits.

Mining activities will operate for 24 hours per day, for seven days a week with equivalent work occurring on day and night shift. The scope of work for the mining contractor will also consist of a ROM loader, clearing and grubbing, grade control drilling, haul road construction and maintenance.

16.8.1	Load, Haul and Excavate

The Séguéla Project is planned as a conventional truck and shovel operation for the movement of ore and waste. Drill and blasting are planned for oxide, transitional and fresh mineralized and waste material. No free digging material was planned or assumed for any weathering zones. Table 117 summarises the drill and blast parameters used, with bench heights assumed to be 5 m and digging 2.5 m flitches. It is assumed that all equipment is initially supplied by the contractor and all equipment costs are fully considered in the contractor’s schedule of rates submission.

Roxgold Report № R2021.001	260

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 117: Drill and Blast Assumptions

Material Type	Percent	Diameter	Powder	Burden (m)	Spacing(m)	Bench
	Blasted	(mm)	Factor			Height(m)
Oxide	100.0%	127	0.30	5.0	5.8	5.0
Transitional	100.0%	127	0.50	3.9	4.5	5.0
Fresh Other Pits	100.0%	127	0.70	3.3	3.8	5.0
Fresh Antenna Pit	100.0%	127	0.90	2.9	3.4	5.0

Two 200t excavators are scheduled for most material movement over the LOM. An average of two 120t excavators are planned during the operation, for narrow work near the completion of the pit stages. The larger excavators have a capacity of approximately 470 bank cubic metres per operating hour (BCM/hr). The smaller excavators have a capacity of approximately 333 BCM/hr. The combined excavator fleet has sufficient capacity to meet the production requirements of the mine plan at 1.25 Mtpa initially and then ramping up to 1.57 Mtpa from year 3 onwards. It is expected that the fleet of excavators and trucks will be adjusted over the mine life to meet production requirements. As detailed in Table 118, the excavator fleet has an average of 4 excavators over the life of the mine.

A fleet of up to 7x CAT 777 trucks (payload ~100t) is planned for pre-stripping at the Séguéla Project. Up to 26 trucks are planned for in-pit mining activities, with an average of 18 trucks over the LOM, to accommodate hauling from the operating bench to the ROM pad.

The Cat 777 truck fleet is intended to haul waste material to the nearest waste dump and all ore to the Antenna ROM pad. The furthest haulage route is from Ancien to Antenna at approximately 6 km. This scenario has been assumed by both the contractor and the owner model that the fleet of CAT 777’s is able to complete the haul without the requirement of double handling or a dedicated fleet. This strategy was discussed with the contractors; whose preference was to manage the effects of the long surface haul through correct tyre selection and monitoring each trucks tonne kilometres per hour. This will involve cycling the fleet between ore and waste hauls following a number of long-haul loads to the ROM. With the proposed tyre management strategy, it is currently considered that there will be no requirement to introduce a dedicated long-distance haulage fleet to the operation.

The combination of truck type and the two excavator sizes will provide sufficient capacity and flexibility to fulfill the LOM production schedule in the most cost-effective manner.

16.8.2	Ancillary and Support Fleet

The Ancillary and Support mining fleet includes front-end loaders, dozers, graders, wheel loaders, water trucks and service trucks.

The ancillary fleet is required to construct roads, specialised containment structures, strip and clear vegetation and topsoil, complete rehabilitation works, maintain dumps and stockpiles and carry out general clean-up operations around mining faces and provide support to the primary excavation equipment.

Front-end loaders are required for the Séguéla Processing Plant regarding feed blending, removal of oversized boulders, road construction and rehabilitation work.

Roxgold Report № R2021.001	261

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

16.8.3	Other Mining Infrastructure

A workshop that maintains the above-mentioned fleet will be provided by the mining contractor. The required offices and stores facilities for the contractor to conduct their operations will also be provided by the mining contractor.

Roxgold Report № R2021.001	262

Roxgold Report № R2021.001	263

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

The manning levels required over the life of mine are shown in Table 119 below:

Roxgold Report № R2021.001	264

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

16.9	Schedule

The mine schedule has been established using the largest deposit, Antenna as the base for the schedule. The other satellite deposits have been scheduled at a sustainable mining rate to supplement the production from Antenna to achieve the targeted mill capacity of 1.25 Mtpa initially and ramping up to 1.57 Mtpa from year 3. The pits have been scheduled from the highest grade to the lowest grade pits, with Agouti stage 1 and Koula stage 1 deposits as the first supplementary pits, followed by Ancien and Koula stage 2, with the remaining Agouti stages and Boulder pits mined at the end of the mine life.

To maintain sufficient feed to the processing plant at the highest possible grade, a stockpiling strategy at the Séguéla Project is planned. Any material mined in excess of plant feed requirements, is planned to be stored at the ROM Pad in various grade stockpiles. The plant feed strategy for the total project would be to maintain 1.25 Mtpa initially and then 1.57 Mtpa from year 3, with the highest sustainable grade material being presented to the plant.

A pre-production period in Year 0 is planned to mine 315k tonnes of ore to build the ROM stockpile and be used for commissioning of the processing plant.

16.9.1	Schedule Output

The LOM schedule is represented in Figure 174, illustrating material movement over the nine-year mine life detailing the associated tonnes, grade and ounces (contained and recovered) from the Séguéla Project.

Overall, the LOM schedule mines 1,088,000 ounces, from 12.1 million tonnes at a mined grade of 2.8g/t and with an average stripping ratio of 13.9 (Figure 174 to Figure 176).

Ore tonnes are mined at a rate that supports a steady state milling rate. A detailed schedule per pit, with cutbacks is contained in Figure 175. The mine schedule has been developed to provide sustained ore production, delivering the highest-grade material to the process plant across the LOM.

Figure 174:          LOM material movement by deposit

Roxgold Report № R2021.001	265

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 175:         LOM ore tonnes mined by deposit

Figure 176: LOM mined ounces by deposit

Roxgold Report № R2021.001	266

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 120:      LOM schedule summary

DEPOSIT			Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Total
Antenna Stage 1	Waste tonnes	Mt	0.6	1.9	0.1								2.6
	Ore tonnes	Mt	0.3	1.1	0.1								1.5
	Au grade	g/t	2.7	2.9	4.0								3.0
	Mined Ounces	Koz	27.2	105.3	15.0								147.5
Antenna Stage 2	Waste tonnes	Mt		4.3	7.7	6.6	3.6	3.1					25.3
	Ore tonnes	Mt		0.1	0.6	1.0	0.7	0.5					2.9
	Au grade	g/t		1.5	1.6	1.9	2.1	2.2					1.9
	Mined Ounces	Koz		6.9	29.6	57.5	48.7	37.4					180.1
Antenna Stage 3	Waste tonnes	Mt				0.7	3.5	5.0	16.6	7.4	1.6		35.0
	Ore tonnes	Mt				0.0	0.0	0.1	0.8	1.2	0.3		2.5
	Au grade	g/t				1.2	1.8	1.8	1.5	1.9	1.9		1.8
	Mined Ounces	Koz				0.0	2.0	3.9	39.9	73.9	20.9		140.7
Antenna Stage 4	Waste tonnes	Mt									3.8		3.8
	Ore tonnes	Mt									0.2		0.2
	Au grade	g/t									1.9		1.9
	Mined Ounces	Koz									13.4		13.4

DEPOSIT			Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Total
Agouti Stage 1	Waste tonnes	Mt		3.9	0.4								4.3
	Ore tonnes	Mt		0.2	0.1								0.3
	Au grade	g/t		2.1	2.0								2.1
	Mined Ounces	Koz		14.4	4.8								19.2
Agouti Stage 2	Waste tonnes	Mt								2.6			2.6
	Ore tonnes	Mt								0.2			0.2
	Au grade	g/t								2.4			2.4
	Mined Ounces	Koz								12.9			12.9
Agouti Stage 3	Waste tonnes	Mt								3.7	4.0		7.7
	Ore tonnes	Mt								0.3	0.5		0.8
	Au grade	g/t								1.7	2.5		2.2
	Mined Ounces	Koz								15.9	39.8		55.7

Roxgold Report № R2021.001	267

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

DEPOSIT			Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Total
Ancien Stage 1	Waste tonnes	Mt			3.2								3.2
	Ore tonnes	Mt			0.4								0.4
	Au grade	g/t			6.6								6.6
	Mined Ounces	Koz			74.1								74.1
Ancien Stage 2	Waste tonnes	Mt			3.2	7.4	8.3	7.9	0.4				27.2
	Ore tonnes	Mt			0.0	0.1	0.3	0.5	0.1				1.0
	Au grade	g/t			4.2	2.7	3.3	4.6	8.6				4.3
	Mined Ounces	Koz			4.5	9.0	27.7	80.5	15.5				137.2

DEPOSIT			Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Total
Boulder Stage 1	Waste tonnes	Mt									1.8		1.8
	Ore tonnes	Mt									0.2		0.2
	Au grade	g/t									1.2		1.2
	Mined Ounces	Koz									8.5		8.5
Boulder Stage 2	Waste tonnes	Mt									1.9	8.4	10.3
	Ore tonnes	Mt									0.0	0.8	0.8
	Au grade	g/t									1.2	2.0	2.0
	Mined Ounces	Koz									0.5	50.6	51.0
Boulder Stage 3	Waste tonnes	Mt										0.7	0.7
	Ore tonnes	Mt										0.1	0.1
	Au grade	g/t										1.3	1.3
	Mined Ounces	Koz										4.8	4.8

Roxgold Report № R2021.001	268

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

DEPOSIT			Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Total
Koula Stage 1	Waste tonnes	Mt		2.8	5.6	6.6	2.9						17.9
	Ore tonnes	Mt		0.0	0.2	0.3	0.3						0.7
	Au grade	g/t		4.6	6.5	6.1	6.4						6.2
	Mined Ounces	Koz	6.2	32.5	52.1	53.8							144.6
Koula Stage 2	Waste tonnes	Mt		1.2	1.7	5.4	8.9	8.5	0.1				25.7
	Ore tonnes	Mt				0.0	0.0	0.4	0.0				0.4
	Au grade	g/t				1.9	3.6	6.9	9.3				6.8
	Mined Ounces	Koz				0.0	1.0	94.9	2.1				98.1

TOTAL SÉGUÉLA			Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Total
	Waste tonnes	Mt	0.6	13.0	21.5	23.0	23.6	24.9	25.5	13.8	13.1	9.1	168.1
	Ore tonnes	Mt	0.3	1.5	1.3	1.3	1.3	1.2	1.3	1.7	1.3	0.9	12.1
	Au grade	g/t	2.7	2.7	3.9	2.8	3.3	3.3	3.6	1.9	2.0	1.9	2.8
	Mined Ounces	Koz	27.2	132.8	160.6	118.5	132.2	122.7	150.3	104.9	83.1	55.4	1088.0

Roxgold Report № R2021.001	269

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

17	Recovery Methods

In April 2019, Roxgold commissioned Lycopodium to assist with the PEA with respect to the recovery methods of the gold mineralization of the Séguéla Gold Project in Côte d’Ivoire.

In early 2020, Roxgold commissioned Lycopodium to assist with a Feasibility Study which considered additional testwork for the Antenna and other satellite deposits.

In late 2020, Roxgold commissioned Lycopodium to assist with a Feasibility Study Update which considered confirmatory testwork conducted for the Koula deposit.

This section summarizes the recovery methods of the proposed gold processing plant.

17.1	Séguéla Process Plant

The Séguéla process plant design is based on a metallurgical flowsheet envisioned to produce gold doré at optimum recovery while minimizing initial capital expenditure and operating costs. The flowsheet comprises of crushing, milling, gravity recovery, a carbon-in-leach (CIL) circuit, carbon elution and a gold recovery circuit. CIL tails will be disposed of as tails in the HDPE lined tailings storage facility (TSF).

The key criteria for equipment selection are suitability for duty, reliability, and ease of maintenance. The plant layout is conceived to provide ease of access to all equipment for operating and maintenance requirements whilst, in turn, maintaining a layout that will facilitate construction progress in multiple areas concurrently. Provision has been made for expansion should future ore reserves warrant an increase in throughput while maintaining grind size (75 µm) and recovery (94.5%). Specifically, ensuring there is sufficient space in the plant layout to facilitate the conversion of the single-stage semi-autogenous grinding circuit (SS SAG) into a semi-autogenous and ball milling circuit (SAB). Alternatively, with minimal capital cost, the throughput could be increased to 1.57Mtpa by maintaining the SS SAG circuit but coarsening the grind to 106 µm.

The key project design criteria for the plant are:

•	Nominal throughput of 1.25 Mtpa ore;
•	Crushing plant availability of 75%; and
•	Plant availability of 91.3% for grinding, gravity concentration, leach plant and gold recovery operations.

Roxgold Report № R2021.001	270

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

17.2	Process Plant Design Criteria

The proposed process design is comprised of the following circuits:

•	Primary crushing of ROM material.
•	A surge bin with overflow stockpile to provide buffer capacity ahead of the grinding circuit.
•	Grinding circuit: SS SAG mill with cyclones.
•	Gravity recovery of cyclone underflow by a semi-batch centrifugal gravity concentrator, followed by intensive cyanidation of the gravity concentrate and electrowinning of the pregnant leach solution in a dedicated cell located in the gold room.
•	Trash screening and thickening of cyclone overflow prior to leaching.
•	Gold leaching in a CIL circuit.
•	Acid washing of loaded carbon and Split AARL type elution followed by electrowinning and smelting to produce doré. Carbon regeneration by rotary kiln.
•	Disposal of tailings to the TSF.

The most pertinent design criteria to the plant are summarized in Table 121.

Table 121:	Summary of the plant design criteria

Parameter	Units	Value
Plant Throughput	Mtpa	1.25
Gold Head Grade	g/t Au	2.8
Crushing Plant Availability	%	75
Leach and Refinery Availability	%	91.3
Bond Crusher Work Index (CWi) – Design	kWh/t	19.3
SMC Axb		30.6
Ore Specific Gravity	t/m3	2.82
Angle of Repose	degrees	37
Material Moisture Content	%	5.0
Feed Size	F100	800
Crushing Plant Product Size, P80	mm	130
Cyclone Overflow Size, P80	µm	75
Design Gravity Gold Recovery - Design	%	40
Overall Gold Recovery – Design (Without Gravity)%		94.5
Leach Time – Target	h	24
Leach Tails Solution Grade	g/m3 Au	0.03
Sodium Cyanide Addition (NaCN)	kg/t ore	0.22
Lime Addition (at 93% CaO purity)	kg/t ore	0.33
Elution Column Size	tonnes	4.0
Number of Carbon Strip Per Week	#	5
Leach Tails CNWAD	ppm	50 to 100

Roxgold Report № R2021.001	271

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

An overall process flow diagram depicting the unit operations incorporated in the selected process flowsheet is presented in Figure 177.

Water, which will be used in a wide range of services, will be sourced primarily from a water storage dam (WSD),and supplemented from the underground mine dewatering system, and a bore field network.

Roxgold Report № R2021.001	272

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

NOTES:
1. CIL TANKS 2-6 USE AIR LIFTS FOR CARBON ADVANCE
DUMP TRUCK
MOBILE ROCK BREAKER
ROM BIN
APRON FEEDER
VIBRATING GRIZZLY
JAW CRUSHER
FEL
CRUSHED ORE BIN
OVERFLOW CRUSHED ORE STOCKPILE
RECLAIM APRON FEEDER
LIME BAGS
TO ATMOSPHERE
LIME SILO
LIME FEEDER
SAG MILL
CYCLONE CLUSTER
GRAVITY TRASH SCREEN
TRASH BIN
GRAVITY SCALPING SCREEN
SCATS
GRAVITY CONCENTRATOR
MILL DISCHARGE HOPPER
OXYGEN
NaCN
NaOH
INTENSIVE LEACH CIRCUIT
FLOC
O/F TO PROCESS WATER POND
PRE-LEACH THICKENER
LOADED CARBON SCREEN
OXYGEN
AIR NOTE 1
NaCN
OXIDATION TANK
CARBON IN LEACH (CIL) TANKS (6)
ACID WASH COLUMN
HCL
ELUTION COLUMN
NaOH
NaCN
NaOH
CIL E/W CELLS(2)
TO CIL CIRCUIT
ILR E/W CELL
PLS
TO CIL CIRCUIT
SLUDGE FILTER
DRYING OVEN
MELTING FURNACE
DORE
CARBON DEWATERING SCREEN
CARBON REGENERATION KILN
DIESEL
FRESH CARBON
CARBON SIZING SCREEN
TO CIL CIRCUIT
CARBON FINES FILTER
TO ELUTION CIRCUIT
CARBON SAFETY SCREEN
FINE CARBON
PLANT SPILLAGES
TO PROCESS
EVENT POND
TAILINGS MANAGEMENT FACILITY (BY OTHERS)
DECANT
TO PROCESS WATER POND

Figure 177:	Séguéla Project process flow:

Roxgold Report № R2021.001	273

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

17.2.1	Process Plant Description

General arrangement drawings and conceptual 3D models were produced, illustrating the layout and positioning of the plant equipment, structures, and infrastructure.

The following sections describe the intended plant operation.

17.2.1.1	Materials Handling and Crushing Circuit

ROM ore will be trucked from the pit to the ROM pad and dumped either on the ROM pad to be reclaimed by FEL and loaded to the ROM Bin or direct tip via a Cat 777. A mobile rock breaker will be utilized to break oversize rocks at the top of the feed bin.

Ore will be drawn from the ROM bin via an apron feeder, scalped via a vibrating grizzly with the undersize reporting directly to the discharge conveyor and the oversize reporting to a primary jaw crusher for further size reduction. All crushed and scalped ore will by conveyed to a surge bin, which provides approximately 30 minutes of surge capacity.

The crushing circuit is designed for 75% availability, whereas the milling operation is designed for 91.3% availability, resulting in excess crushed ore while the crusher is operational. The excess crushed ore will allow for routine crusher maintenance without interrupting feed to the mill.

The crushed ore bin will be equipped with an apron feeder to regulate feed into the SAG mill. Crushed ore drawn from the surge bin will feed the SAG mill circuit via the mill feed conveyor. Lime will be added for pH control as required.

The material handling and crushing circuit will include the following key equipment:

•	ROM hopper
•	Apron feeder
•	Vibrating grizzly
•	Mobile rock breaker
•	Primary jaw crusher
•	Crushed ore bin
•	Mill feed apron feeder

Roxgold Report № R2021.001	274

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

17.2.1.2	Reclaim, Grinding and Classification Circuit

The primary grinding circuit consists of a SAG mill that will operate in closed circuit with a classifying cyclone pack. Oversize from the SAG mill trommel will be directed to a scats bunker to be returned to mill feed via a front-end loader, while the undersize will gravitate to the cyclone feed pumpbox from where it will be pumped to the classifying cyclones. The cyclone overflow willgravitate to a trash screen prior to the pre- leach thickener, while the underflow will gravitate to the SAGmill feed chute for further grinding. A portion of the cyclone underflow will also feed the gravity concentration circuit.

The grinding circuit will include the following key pieces of equipment:

•	SAG mill
•	Classification cyclones

17.2.1.3	Gravity Recovery Circuit

The gravity circuit comprises of a centrifugal concentrator complete with a feed scalping screen. Feed to the circuit is extracted from the cyclone underflow discharge launder and flows by gravity to the scalping screen. Gravity scalping screen oversize at +2 mm will report by gravity to the mill feed. Scalping screen undersize is fed to the centrifugal concentrator. Gravity tails will gravitate to the mill discharge hopper.

Operation of the gravity concentrator will be semi-batch and the gravity concentrate will be collected in the concentrate storage cone and subsequently leached by the intensive cyanidation reactor circuit (ICR).

The gravity recovery circuit will include the following key pieces of equipment:

•	Gravity feed scalping screen
•	Gravity concentrator

17.2.1.4	Intensive Cyanidation Reactor

Concentrate from the gravity concentrator will be sent to the ICR to recover the containedgold by cyanide leaching.

The concentrate from the gravity concentrator will be discharged to the ICR gravity concentrate storage cone and de-slimed before transfer to the ICR.

ICR leach solution (2% NaCN and 2% NaOH) will be made up within the heated ICR reactor vessel feed tank. Oxygen will be sparged into the reactor vessel. From the feed tank, the leach solution will be circulated through the reaction vessel for approximately 16 hours, then drained back into the feed tank. The leached residue within the reaction vessel will be washed, with wash water recovered to the reaction vessel feed tank, and then the solids will be pumped to the mill discharge hopper.

Roxgold Report № R2021.001	275

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

ICR pregnant solution will be pumped to the goldroom for gold recovery as gold sludge using a dedicated electrowinning cell. The sludge will be combined with the sludge from the carbon elution electrowinning cells and smelted or may be separately smelted for metallurgical accounting purposes.

The ICR circuit will include the following key pieces of equipment:

•	Gravity concentrate storage cone
•	Intensive cyanidation reactor
•	Reactor vessel feed tank heater
•	ICR pregnant solution tank
•	ICR electrowinning cell

17.2.1.5	Pre-Leach Thickening

Cyclone overflow will gravitate over the trash screen, to remove foreign material prior to leaching. Trash will report to the trash bin which will be periodically removed for emptying. Screen undersize will gravitate to the pre-leach thickener to increase the solids concentration of the leach feed. Thickener overflow will gravitate to the process water tank and the underflow will be pumped to the CIL circuit.

The pre-leach circuit will include the following key pieces of equipment:

•	Trash screen
•	Pre-leach thickener

17.2.1.6	Leaching and Adsorption Circuit

The leach circuit will consist of one pre-leach tank and six CIL tanks. Oxygen will be sparged to each of the tanks to maintain adequate dissolved oxygen levels for leaching.

Cyanide solution will be added into the pre-leach tank and the first three CIL tanks as required.

Fresh/regenerated carbon from the carbon regeneration circuit will be returned to the last tank of the CIL circuit and will be advanced counter-currently to the slurry flow by airlifts. The intertank screen in each CIL tank will retain the carbon whilst allowing the slurry to flow by gravity to the downstream tank. This counter-current process will be repeated until the carbon, by then loaded with gold, reaches the first CIL tank via an air lift system. Recessed impeller pumps will be used to transfer slurry between CIL tanks and from the lead tank to the loaded carbon recovery screen mounted above the acid wash column in the elution circuit.

Roxgold Report № R2021.001	276

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Slurry from the last CIL tank will gravitate to the vibrating carbon safety screen to recover any carbon leaking from worn screens or overflowing tanks. Screen underflow will gravitate to the tailings hopper before being pumped to the HDPE lined TSF. Screen oversize (recovered carbon) will be collected in a fine carbon bin for potential return to the circuit.

The leach and carbon adsorption circuit will include the following key pieces of equipment:

•	Pre-leach tank
•	CIL tanks
•	Loaded carbon recovery screen
•	Carbon safety screen

17.2.1.7	Carbon Acid Wash, Elution and Regeneration Circuit

Prior to carbon stripping (elution), loaded carbon will be treated with a 3% hydrochloric acid solution to remove calcium, magnesium and other salt deposits that would otherwise render the elution less efficientor be ‘baked on’ in the subsequent elution and carbon regeneration steps and ultimately foul the carbon.

Loaded carbon from the loaded carbon recovery screen will flow by gravity to the acid wash column.

Entrained water will be drained from the column and the column then refilled with a 3% hydrochloric acid solution, from the bottom up. Once the column is filled with the carbon, it will be left to soak in the acid for 30 mins after which the spent acid will be rinsed from the carbon and discarded to the TSF.

The acid washed carbon will then be transferred to the elution column for carbon stripping. The acid wash circuit includes the following key equipment:

•	Acid wash column

Carbon stripping (elution) will utilize the Split AARL process.

Roxgold Report № R2021.001	277

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

The elution sequence will commence with pre-soaking the carbon at a temperature of 95°C with a 2% w/w NaOH and 2% w/w NaCN solution. Upon completion of the pre-soak, the elution is performed under pressure at a temperature of 125°C.

Four bed volumes of low-grade (lean) eluate from the previous elution will be passed through the column at a rate of 2 BV/h. The pregnant eluate from this initial 4 BV cycle will be discharged into a pregnant solution tank, which serves to decouple the elution process from the subsequent electrowinning unit operation. Once the lean eluate is exhausted, new incoming strip solution (6 BV) will be sourced from the strip solution tank. Only 2 BV of this strip solution will report to the pregnant eluate tank, with the last 4 BV used for cooling down the carbon before being directed to the lean eluate tank for re-use in the next elution cycle.

Upon completion of the cool down sequence, the carbon will be hydraulically transferred to the carbon regeneration kiln feed hopper via a de-watering screen.

The stripping circuit includes the following key pieces of equipment:

•	Elution column
•	Strip solution heater with heat exchangers
•	Strip solution tank
•	Pregnant solution tanks
•	Electrowinning cells

Carbon will be reactivated in a diesel fired rotary kiln. Dewatered barren carbon from the stripping circuit will be held in a kiln feed hopper. A screw feeder will meter the carbon into the reactivation kiln, where it will be heated to 700°C – 750°C in an atmosphere of superheated steam to restore the activity of the carbon. Re-activated carbon exiting the kiln will be quenched with water and flow onto the carbon sizing screen. Sizing screen oversize will be transferred to the last CIL tank to replenish the CIL carbon inventory. Sizing screen undersize will report to the carbon safety screen.

Fresh carbon, to make up for attrition losses, will be added to the last CIL tanks by opening a new bag and dumping it directly above the tank from the leach area upper level.

The carbon reactivation circuit includes the following key pieces of equipment:

•	Carbon dewatering screen
•	Regeneration kiln including feed hopper and screw feeder
•	Carbon sizing screen

Roxgold Report № R2021.001	278

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

17.2.1.8	Electrowinning and Gold Room

Gold will be recovered from the pregnant eluate by electrowinning and smelted to produce doré bars.

The pregnant eluate is pumped through two electrowinning cells with stainless steel mesh cathodes. Gold will be deposited on the cathodes and the resulting barren solution will gravitate back to the pregnant solution tank until a targeted low gold concentration is achieved. One additional electrowinning cell will be dedicated for processing ICR pregnant solution. Barren solution from electrowinning will be discharged to the CIL feed.

Roxgold Report № R2021.001	279

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Upon completion of one or more cycles of electrowinning, cathodes will be removed, and gold sludge will be washed off the cathodes at a dedicated wash box with a high-pressure cathode washer. The gold bearing sludge will be recovered from the wash water by vacuum filtration. The filtered sludge will be dried, mixed with fluxes and smelted in an induction furnace to produce gold doré.

The electrowinning and smelting process will take place within a secure and supervised gold room equipped with access control, intruder detection and closed-circuit television equipment.

The electrowinning circuit and gold room includes the following key pieces of equipment:

•	Electrowinning cells with rectifiers
•	Sludge vacuum filter
•	Drying oven
•	Flux mixer
•	Induction smelting furnace with bullion moulds and slag handling system
•	Bullion vault and safe
•	Dust and fume collection system
•	Gold room security system

17.3	Tailings Disposal

CIL tails will be disposed of as tails in an HDPE lined tailings storage facility (TSF).

17.4	Reagent Handling and Storage

For the management of unexpected reagent spills, the reagent preparation and storage facilities will be located within containment areas designed to accommodate more than the content of the largest tank. Where required, each reagent system will be located within its own containment area to facilitate its return to its respective storage vessel and to avoid the mixing of incompatible reagents. Storage tanks willbe equipped with level indicators, instrumentation, and alarms to ensure spills do not occur during normaloperation. Appropriate fire and safety protection, eyewash stations, and Material Safety DataSheet (MSDS) stations will be located throughout the facilities. Sumps and sump pumps will be provided for spillage control.

The following reagent systems are required: quicklime, sodium cyanide, sodium hydroxide, hydrochloric acid, flocculant, activated carbon, antiscalant and smelting fluxes.

Quicklime

Quicklime will be delivered in bulk bags and transferred to the lime silo. Quicklime will be extracted fromthe lime silo via a feeder and fed to the SAG mill feed conveyor in the milling facility.

Roxgold Report № R2020.002	280

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Sodium Cyanide

Sodium cyanide briquettes will be delivered in a 1 t bulk boxes. Boxes will be lifted into the bag breaker located on top of the cyanide mixing tank by the reagent hoist. Process water will be added to the cyanidemixing tank to the level required for achieving the stock solution concentration. Caustic (sodium hydroxide) will also be added to the mixing tank to provide protective alkalinity to avoid generation of hydrogen cyanide gas. After the mixing period is complete, cyanide solution will be transferred to the cyanide storage tank via a transfer pump.

Sodium cyanide will be pumped to the CIL circuit, intensive leach circuit and elution circuit.

Sodium Hydroxide

Sodium hydroxide pearls will be delivered in 25 kg bags. Bags will be lifted and dispensed into a hopper. Raw water will be added to the mixing tank to the levelrequired for achieving the stock solution concentration prior to the addition of sodium hydroxide from the hopper via a rotary valve.

Sodium hydroxide solution will be pumped to the elution circuit, intensive leach circuit, and the sodium cyanide mixing tank.

Hydrochloric Acid

Concentrated hydrochloric acid will be delivered in 1 m3 intermediate bulk containers (IBCs). A drum pump will pump theconcentrated acid to the mixing tank where raw water will be added to dilute the acid to the desired stocksolution concentration.

Diluted hydrochloric acid solution will be pumped to the acid wash column.

Flocculant

Powdered flocculant will be delivered to site in 25 kg bags. A vendor supplied mixing and dosing system will be installed, which will include flocculant storage hopper, flocculant blower, flocculant wetting head, flocculant mixing tank, and flocculant transfer pump. Powder flocculant will be loaded into the flocculant storage hopper using the flocculant hoist. Dry flocculant will be pneumatically transferred intothe wetting head, where it will be contacted with water. Flocculant solution at 0.25% w/v will be agitatedin the flocculant mixing tank for a pre-set period. After a pre-set time, the flocculant will be transferred to the flocculant storage tank using the flocculant transfer pump.

Flocculant will be dosed to the pre-leach thickener using variable speed helical rotor style pumps. Flocculant will be further diluted just prior to the addition point.

Activated Carbon

Activated carbon will be delivered as solid granular form in 500kg bulk bags. Fresh carbon will be dispensed intothe CIL circuit by opening the bag and dumping it directly above the last CIL tank from the leach area upper level.

Roxgold Report № R2020.002	281

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Antiscalant

Antiscalant will be delivered to the plant in bulk containers (IBC). Metering pumps will distribute antiscalant directly from the IBC to the elution and process water circuits.

Goldroom Smelting Fluxes

Borax, silica sand, sodium nitrate and soda ash will be delivered as solid crystals/pellets in 25 kg bags or plasticcontainers and stored in the reagent shed until required.

17.5	Control Systems and Instrumentation

The plant control system will be a network of programmable logic controllers (PLCs) sitting beneath a supervisory control and data acquisition (SCADA) network layer. The programmable logic controllers will perform the necessary controls and interlocking while the SCADA terminals will monitor the PLC’s and provide an interface for operator interaction.

Communication of the programmable logic controllers and SCADA terminals will be achieved via a plant wide Ethernet network, the backbone of which will consist of dedicated, single mode, fibre optic cables.

Field instrumentation and drive status signals will be interfaced to the plant control system by fibre optic communications installed as optical fibre ground wire (OPGW) onto the HV power lines. Vendor packages may be connected to the SCADA network via a communications link, where appropriate.

17.6	Electrical Reticulation

Power distribution within the plant area and vicinity will be three-phase, 50 hertz at 11 kilovolts and 415volts. The accommodation camp will be connected and powered by the nearby existing 33kV power line.

Power consumption for each general plant area will be metered.

The 11-kilovolt power distribution cables will generally be underground within the plant area, while all other plant cabling will be in above-ground cable ladders attached to buildings and structural steelwork.

Overhead power lines will only be installed where no interference may be caused to mobile equipment,e.g. cranes. Overhead power lines are installed to the following remote locations outside the plant area:

•	Tailings storage facility
•	Water storage dam

Power supply to the bores will be provided by either diesel generators, solar photovoltaics (PV), or thesite’s power distribution network.

Roxgold Report № R2020.002	282

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

17.7	Services and Utilities

17.7.1	High- and Low-Pressure Air

High pressure air at 700 kPag will be required in the plant and produced by compressors. The entire high-pressure air supply will be dried and used to satisfy both plant air and instrument air demand. Dried air will be distributed via the air receivers located throughout the plant.

Low pressure air for the leach tanks will be supplied by air blowers.

17.7.2	Oxygen Plant

A vendor supplied pressure swing adsorption (PSA) oxygen plant will be installed to provide oxygen to the CIL circuit, and intensive leach reactors.

17.7.3	Raw Water Supply System

Raw water will be stored in a raw water storage tank and supplied to all users requiring clean water withlow dissolved solids, such as:

•	Fire water for use in the sprinkler and hydrant system
•	Feed to the water filtration system
•	Reagent make-up

17.7.4	Process Water Supply System

Pre-leach thickener overflow and TSF decant water will meet the main process water requirements. Rawwater will provide any additional make-up water requirements.

17.7.5	Potable Water

Raw water will be treated to provide potable water. Potable water will be stored in the camp potable water tank and pumped to the camp buildings and the potable water tank at the process plant site. To prevent back contamination of the drinking water supply, there will be no potable service points, or directconnection of this water to process equipment.

17.7.6	Filtered Water

Raw water will be treated to provide filtered water. Filtered water will be stored in a tank and pumped to the elution circuit and to various slurry pumps as gland water.

17.7.7	Sewage

Sewage from the process plant will be forwarded by a sewage pumping system to the camp sewage treatment plant where it will be treated along with the camp site sewage. The treated water will then beused as irrigation water for the camp’s vegetation and gardens.

Roxgold Report № R2020.002	283

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

18	Project Infrastructure

The following section presents a summary of the proposed project infrastructure.

There is currently limited existing infrastructure or services that are suitable to support the development of the Séguéla Project on the current exploration property. All existing infrastructure supports the local communities, artisanal mining as well as Roxgold’s exploration activities. The proposed layout of the Séguéla Project is illustrated in Figure 178.

Figure 178:	Proposed layout of the Séguéla Project. Infrastructure (e.g. haul roads) will be developed in a staged approach to support the production schedule.

18.1	Process Plant

Ore will be transported from the open pit deposits via haul truck and placed in stockpileson the run- of-mine (ROM) pad located adjacent to the process plant. Ore will be fed by a front-end loader from the ROM stockpiles, or direct tipped to the primary crusher. The ore will be drawn from the ROM bin via an apron feeder,and scalped via a vibrating grizzly with the undersize reporting directly to the discharge conveyor and the oversize reporting to a primary jaw crusherfor further size reduction. All crushed and scalped material will be conveyed to a surge bin.

A single stage SAG milling circuit will be utilised. Crushed ore and water will be fed to themill and will discharge via a trommel. Trommel oversize will be collected in a scats bunker.

The mill will operate in closed circuit with hydrocyclones, with a cyclone underflow reporting to the mill feed. A portion of the cyclone underflow slurry will be fed to the gravity circuit for recovery of gravity gold. Tails from the gravity circuit will gravitate to the mill discharge hopper. A portion of the cyclone underflow will be diverted to a scalping screen and centrifugal concentrator. The screen oversize and the concentrator tailings will gravitate to the cyclone feed hopper, while the gravity concentrate will report to an intensive leach circuit. Gold in solution will be recovered in a dedicated electrowinning system.

Roxgold Report № R2020.002	284

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Screened cyclone overflow will be thickened to increase the solids concentration of the leach feed whichwill reduce the required leach volume and leach reagent consumption and will recover water for re-use in the process. Loaded carbon will be stripped by the split AARL method. The carbon will gravitate from the loaded carbon recovery screen to the acid wash column where acid washing will be performed. The carbonwill then be transferred to the elution column for gold stripping. Gold in solution will be recovered by electrowinning. Recovered gold from the cathodes will be filtered, dried, and smelted in a furnace to dorébars.

The tailings system will comprise of a line and associated tailings pumps. The TSF will comprise a side-valley storage formed by two multi-zoned earth-fill embankments.

The water storage dam will be the primary collection and storage pond for clean raw and process water.

The process plant and specific infrastructure will be located within a high security area. General site infrastructure buildings will be situated outside the high security area bounded by a single perimeter security fence. The camp, tailings storage facility, and water storage facility will be located outside the process plant security fence but will be contained within their own fences. Entry to the main administration area will be via the main access security building with access to the process plant high security area via an additional security building that will incorporate turnstiles, change room, and laundry.

18.2	Mine Services Area

The mine services area will be located within the general security perimeter fence. In this area, the following contractor functions/items are included:

•	Changeroom
•	Workshops
•	Warehouse
•	Offices

18.3	Tailings Storage Facility

Roxgold engaged Knight Piésold Pty Ltd (“KP”) in Perth, Western Australia, Australia to conduct a preliminary design of the tailings storage facility (“TSF”) and surface water management for the Séguéla Project.

The TSF will consist of a zoned side-valley earth fill embankment, forming a total footprint area of approximately 34.3 ha for the Stage 1 TSF and 84.2 ha for the final TSF. The final TSF is designed to accommodate 13.0 Mt of tailings.

Roxgold Report № R2020.002	285

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

The TSF embankment will be constructed in annual raises to suit storage requirements and the availability of suitable mine waste. The Stage 1 TSF will provide 16 months of storage capacity, in order to allow Stage 2 construction to be carried out during the subsequent dry season. Downstream raise construction methods will be utilised throughout operation and the embankments will generally be buttressed using mine waste to form an integrated waste landform (IWL). A seepage collection system will be installed within and downstream of the TSF embankment.

The entire TSF basin area will be cleared, grubbed and topsoil stripped. A compacted soil liner will be constructed over the entire TSF basin area, comprising either reworked in-situ material or imported low permeability material. A 1.5 mm HDPE geomembrane liner will be installed over the entire TSF basin area (overlying the compacted soil liner) and on the upstream embankment face.

The TSF design incorporates an underdrainage system to reduce pressure head acting on the soil liner, reduce seepage losses, increase tailings densities, and improve the geotechnical stability of the embankments. It comprises an upstream toe drain and a network of finger drains and collector drains. The underdrainage system drains by gravity to a collection tower located at the lowest point in the TSF. In addition, a groundwater collection system will be installed beneath the low permeability soil liner. Solution recovered from the underdrainage and groundwater systems will be released to the top of the tailings mass via submersible pump, reporting to the supernatant pond.

Supernatant water will be removed from the TSF via submersible pumps located within decant towers, constructed at startup, and raised during operation. Solution recovered from the decant system will be pumped back to the plant for re-use in the process circuit.

An operational emergency spillway will always be available during TSF operation. The closure spillway will be located at the final supernatant pond location and will be constructed to ensure all rainfall runoff from the TSF will safely discharge after operations cease.

Tailings will be discharged by sub-aerial deposition, using a combination of spigots at regularly spaced intervals from the embankments. A soil lined pipeline containment trench will be constructed during Stage 1 to contain both the tailings delivery pipeline and decant return pipeline to the plant site.

The stability and seepage performance of the facility will be designed to international guidelines and standards. Monitoring instrumentation will be incorporated into the design to facilitate detection of any potential issues which may arise during operations.

The monitoring will include:

•	Monitoring bores and surface water sampling stations downstream of the TSF
•	Standpipe piezometers within each embankment to monitor the phreatic surface
•	Settlement pins on embankment crests to monitor embankment movement

The piezometers and monitoring bores will be checked monthly for water levels and quarterly for water quality.

At the end of the TSF operation, the downstream faces of the embankments will have an overall slope profile of 3H:1V with 5m wide benches located at 10 m height intervals. The downstream profile will be inherently stable under both normal and seismic loading conditions. The embankment downstream faces will be re-vegetated once the final downstream profile is achieved.

Roxgold Report № R2020.002	286

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

At closure, the TSF should be fully water shedding. After the water in the TSF has been proven to be benign, runoff can be allowed to discharge via the closure spillway. The TSF closure spillway will be excavated through the eastern ridge line, discharging into the adjacent drainage course downstream of the TSF. Rehabilitation of the tailings surface will commence upon termination of deposition into the TSF. The closure spillway will be constructed in such a manner as to allow rainfall runoff from the surface of the rehabilitated TSF to flow into the surrounding natural drainage system.

It is anticipated that a low permeability layer, overlying a capillary break layer comprising mine waste rock material, will be required on the final tailings surface to reduce rainfall infiltration into the tailings mass.

The finished surface will be shallow ripped and seeded with shrubs and grasses.

18.4	Sediment Management

Sediment control structures (“SCSs”) are sediment dams that will be constructed in the downstream reachesof catchments impacted by site infrastructure. SCSs will be designed to limit maximum water depth as much as practicable for safety reasons. Further source control will be used to reduce the amount of sediment generated.

18.5	Water Management

Preliminary water balance modelling indicates that the volume of the water storage dam (“WSD”) will be cyclical. Additional key water management findings from the water balance modelling include the following:

•	The TSF is designed to hold the tailings plus the design rainfall conditions, and thus has sufficient storm water storage capacity for all design storm events and rainfall sequences.
•	The supernatant pond should be removed (and treated if necessary) as soon as practicable after decommissioning.
•	Process water shortfall is expected to occur under average and design dry climatic conditions. Peak shortfalls occur in the initial stages of operation, primarily due to the lower runoff volumes into the TSF.
•	A WSD storage capacity of 500,000 m3 is required to provide sufficient make-up water, supplemented by pit dewatering.
•	The WSD should be constructed early to allow a full wet season for filling prior to commissioning.
•	Under design dry conditions, with a pit dewatering rate of 16.5 L/s or greater (which is expected based on the groundwater assessment), there is sufficient make up water available to the plant from the WSD.

18.6	Water Storage Facility

The WSD is the main collection and storage pond for clean process water on site and was designed to be able to store up to 500,000 m3 of water at the maximum operating level. The WSD has a catchment area of 183 ha (expanding to a total of 687 ha with the Antenna Pit diversion channel catchment). The water collected in the WSD will be pumped back to the plant to supply plant raw water requirements, and process make-up water requirements.

Roxgold Report № R2020.002	287

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Upon decommissioning, the WSD will remain in place. Water balance modelling indicates that the WSD stored volume will be cyclical. If the pit diversion is not decommissioned, the WSD will continue to discharge each wet season.

18.7	Water Supply and Sewage

18.7.1	Process Water

Process water is decant water returned from the TSF and water containing reagents and other contaminants circulating within the process plant system. A site process water tank will provide surge capacity in the event of an interruption to the supply of TSF return water. Provision has also been made to top-up the process water from the raw water system should this be required. Process water will be delivered to a process water pond or tank adjacent to the process plant via the following sources:

•	Overflow from the raw water tank
•	Tailings storage facility decant return water
•	Pre-leach thickener overflow

From the process water tank, process water will be distributed by duty and standby single stage process water pumps. The main uses for process water include:

•	Slurrying of new feed in the SAG mill.
•	Dilution of mill discharge for classification.

18.7.2	Raw and Fire Water

The plant’s raw water will be supplied from the water storage dam to a tank located adjacent to the process plant.

Water drawn from an elevated suction nozzle part way up the tank will be distributed for use as raw water, process water make-up and, after treatment, as filtered water.

A second suction nozzle at the base of the raw water tank will supply to the fire water pumps. The difference in elevation between the two nozzles will ensure that in the event of an interruption to the raw water supply there is always a reserved quantity of water available for firefighting.

Raw water will be reticulated through the plant by dedicated raw water pumps and used for:

•	Dust suppression;
•	General area washdown;
•	Flushing water in the acid wash;
•	Cathode washing;
•	Reagent make-up; and

•	Raw water will be made available to the mine services area.

Roxgold Report № R2020.002	288

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

The fire water system will comprise of:

•	An electrical jockey pump;
•	An electrical fire water pump;
•	A diesel standby fire water pump;
•	Fire water main including standpipes, hydrants and hose reels; and
•	Fire water will be distributed to the mine services area including the diesel storage facility.

The fire water distribution header pressure will be maintained by the electric jockey water pump. An electric fire water pump will automatically start on a drop in line pressure. The diesel fire water pump will automatically start if the line pressure continues to drop below the target supply pressure or during a power failure.

18.7.3	Filtered (Including Gland Seal) Water

Some raw water uses require water with a low suspended solids content (mill cooling water, elution circuit and pump gland seals). To satisfy this need, a portion of the raw water will be subjected to water treatment by filtration. Filtered water will be stored within a dedicated filtered water storage tank from where it will be pumped to the various end users by dedicated duty and standby pumps. The pressure of a portion of the filtered water will be boosted through a second stage booster pump to render it suitable for the higher-pressure duties (gland seals).

18.7.4	Potable Water

Potable water will be sourced from the accommodation camp potable water system. A satellite storage tank will be provided at the process plant and water distributed from that tank will go through a further stage of UV sterilization to ensure its suitability. Potable water will be distributed to site buildings and safety shower / eyewash stations.

18.7.5	Raw Water Supply Pipeline

The main water supply pipeline will be from the water storage facility to the process plant and camp water treatment plant. The pipe route from the water storage facility will be adjacent to the access road to the processing plant. The water storage dam pipeline will be connected to the raw water tank within the process plant and the accommodation camp.

18.7.6	Water Supply Development

It is intended to construct the water storage dam prior to the 2022 wet season to ensure that sufficient water is stored when the plant goes into production. A bore field will be developed as part of early works in order to provide construction water during the construction of the plant as well as supplementing the mine dewatering and water storage facility flows during operations.

18.7.7	Pump Stations

Pumping stations will be located in the following areas:

•	Floating pump from the water harvesting and storage facilities to supply raw water to the process plant.

Roxgold Report № R2020.002	289

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

•	Decant pump station from the tailings storage facility to pump water back to the processing plant
•	Open pit dewatering pumping station to dewater the mine and supply water to the processing plant via settling pond
•	Treated sewage to the tailings storage facility or sewage facility
•	Potable water pump from camp to plant

18.7.8	Water Management

The process plant operators at the wet plant control room will control the water delivery from the water storage facility to the plant raw water tank.

18.7.9	Sewage

One sewage treatment system, located at the camp site, will be installed to service the administration and plant buildings and the 156-man accommodation camp. Sewage from the plant will be pumped to the treatment facility at the camp via a pump station fitted with macerating sewage pumps.

All sewage water will be treated before the treated effluent is pumped to the tailings storage or sewage facility.

18.8	Mine Access and Haulage Roads

The Project site location will require an existing public road to be diverted around the plant site and various mining infrastructure. The public road will be re-routed to the east of the Boulder pit, continue north-west around the Koula pit, and reconnect to the existing public road near the Plant site and Water Storage Dam.

The Plant site will be accessed by a new section of road that will be connected to the existing public road. The Plant access road will continue beyond the Plant main entrance to provide access to the 90 kV switchyard and the fuel depot adjacent to the mine services area.

The design basis for the diversion roads is as follows:

•	Formation width 8 m (2 x 3.5 m traffic lanes plus 2 x 0.5 m shoulders)
•	Design speed 40 km/h on the process plant (30 km/h posted limit) and camp access road and on the approach curves to the junction.
•	Maximum 10% vertical grade
•	Unsealed wearing surface
•	Intersections designed to accommodate semi-trailer type vehicles (19 m semi-trailer)
•	LIDAR topography contour data

A network of haul roads has been developed based on the location of the Antenna, Koula, Ancien, Boulder, and Agouti pits. Adjacent to the open pits will be a storage area for mine waste that may be hauled and used as structural fill for TSF embankment construction and raises.

Roxgold Report № R2020.002	290

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

The design basis for the haul roads are as follows:

•	Design vehicle: CAT 777 haul truck
•	LIDAR topography contour data
•	Maximum 8% vertical grade, 40 km/h design speed (20 km/h inside facilities)
•	Pavement width 24.4 m (excluding safety berms, including side ditches, >3.5 x width of widest haulage vehicle)
•	2 x 10.7 m wide traffic lanes
•	2 m safety berm height
•	Unsealed wearing surface.

18.9	Mining Contractor’s Infrastructure

An area adjacent to the processing plant has been demarcated as the mining services area. The mining contractor will provide its own workshop, store facilities, offices, washdown area and waste oil management facility, which will be located within the mining contractor’s area. The washdown slab will incorporate a silt and oil trap, and an oil separator will remove any contaminant oil from the wastewater before it is recycled into the washbay facility, with excess water used for dust suppression. The mining contractor will manage the safe removal of waste oil by using approved suppliers of waste oils as required by law.

The treatment and disposal of sewage from the contractor’s area will be through the sewage treatment facility located at the camp.

The explosive materials will be stored in a magazine located in a remote area and well away from people. The magazine will be secured within a fenced compound and surrounded by embankments. The magazine will be manned with security at all times.

18.10	Administration and Plant Buildings

The following buildings will be located within the low security area:

•	Main entrance guardhouse
•	Projects Office
•	Warehouse
•	Emergency Response Building
•	Laboratory
•	Mess hall
•	Exploration office
•	Core shed
•	Security Building with clinic and change room (access control to the Process Plant)

The administration building will provide a meeting room, male and female ablutions, kitchen, and offices for management, mine and process plant technical services and administrative personnel.

Roxgold Report № R2020.002	291

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

The administration office will be fitted throughout with split-system air-conditioners and reticulated power from a UPS to service computers and peripherals. A parking lot will be located at the front of the administration building.

The security and first aid building will be located at the mine entrance. The security office will house a security reception area and the security manager’s office. The first aid area will house the nurse and the doctor within the low security area. A parking lot will also be located at this building for site visitors.

The following buildings will be located within the high security area:

•	Plant workshop
•	Reagents store
•	MCC building
•	Plant control rooms
•	Plant office building
•	Plant mess hall
•	Gold room building

The high security, laundry and change room building will be located at the entrance to the high security area. This building will have a guard house, in/out one-way turnstiles, a laundry room, and male and female change rooms. This building also includes an ablution section that will only be accessible from the high security area.

The plant workshop will be a single steel framed building arranged in three separate areas for mechanical, electrical, and welding workshops.

The warehouse and reagent stores will be single steel framed buildings with eaves height will be at least 6 m to allow for good crane and forklift access. The warehouse will have an outdoor fenced enclosure for laydown storage. Delivery vehicles for both the warehouse and reagent stores will report to the security office in the high security area for inspection before and after deliveries have been made.

The laboratory and sample preparation buildings will comprise:

•	Unloading and drying area
•	Wet chemical room
•	Balance room
•	Atomic absorption equipment room
•	Fire assay area
•	Metallurgical laboratory
•	Environmental laboratory
•	Grade control preparation area
•	Exploration and sample preparation area
•	Offices and stores

•	Male and female ablutions

Roxgold Report № R2020.002	292

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Electrical MV and LV switch rooms will be located near the processing facility.

A process control room will be located above the CIL tanks and able to view the mill on one side and the CIL circuits on the other. The control room will include a titration room. The crusher control room will be located next to the primary crusher. The crushing plant will be controlled from this control room.

The plant office will include a kitchenette, male and female toilets, a meeting room, and office areas for the maintenance superintendent, plant foreman (electrical, mechanical, and mill), maintenance planner, and plant metallurgists.

The gold room will be a steel-clad building. The building will house the leach reactor, calcine oven, electrowinning cells, smelting furnace, safe (enclosed within a concrete vault), and associated equipment. A supervisor workstation will be installed in the gold room; this workstation will be equipped with a telephone and data connection. A secure area with inner and outer doors will ensure that the gold room remains sealed during bullion transfer to the transport vehicle. All operations within the gold room will be subject to full-time closed-circuit television (CCTV) surveillance with security alarms provided to the security coordinator.

Two mess halls will be incorporated in the plant and administration building areas. Both buildings will have verandas attached to them. All meals are expected to be prepared at the village or accommodation camp outside the high security area and transported into the high security mess at mealtimes.

18.11	Accommodation Camp

The accommodation camp will house the senior level construction workforce prior to mobilization of the operations personnel late in the construction period. The remaining personnel will be accommodated in the nearby town of Séguéla (house rentals, hotels, etc.). This will minimize the cost of the camp facilities while providing sufficient accommodation required during the overlapping period between construction and operation.

The accommodation camp and facilities are designed for 156 staff not residing in the project area. It is expected to be located east of the process plant and will consist of the following major components:

•	3 x 4-person manager style self-contained units complete with bedroom, ensuite bathroom and toilet.
•	12 x 12-person single room units complete with bedroom, ensuite bathroom and toilet.
•	Kitchen, dining, and wet mess facility
•	Water treatment plant
•	Sewage treatment plant
•	Laundry facilities
•	Administration office

•	General ablution block
•	Recreation facilities
•	Security fencing/gates and security office

Roxgold Report № R2020.002	293

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

18.12	Power Supply

ECG in Perth, Western Australia, Australia carried out preliminary assessment of the power supply to the site. Some of the options that were considered included: a new grid connection, an island diesel power station, a hybrid solar/diesel power station, and a hybrid solar/grid power station. The recommended power supply option is to construct a grid only supply by connecting to into the 90kV powerline from the Laboa to Séguéla substation as depicted in Figure 179 and Figure 180.

A grid supply from Côte d’Ivoire is, by world standards, economically priced and much more financially favourable than other options including self-generation as the tariff is based on a mix of hydro and thermal generation with a large portion of hydro.

The company La Société des Energies de Côte d’Ivoire (CI-ENERGIES) own the National Interconnected Transmission System in Côte d’Ivoire, and Compagnie Ivoiriennne d’Electricite (CIE) manages the electricity generation and transmission network for the government.

CI-ENERGIES will construct two dead-end towers in an existing suspension span of the 90 kV transmission line, approximately 4 km away from the project site. Each new tower will pick up one circuit and bridge onto a double circuit tower. From there, a 4 km long double circuit lattice tower transmission line will be constructed to the project site. The transmission line will terminate at a new substation/switchyard located adjacent to the Process Plant site. The substation will have a 90/11 kV step-down transformer and provide a 11 kV supply to the plant substation.

Roxgold Report № R2020.002	294

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 179:          Electricity network in Côte d'Ivoire

The Séguéla Substation is fed via a 90kV transmission line from the 225/90kV Laboa Substation. It can also be seen that the Laboa Substation is part of a 225kV ring main system around the country where various sources of generation are connected and being a ring main offers a great deal of redundancy at 225kV.

The 225kV line from Laboa to Boundiali and onwards to Korhogo and Ferkessedougou was commissioned in December 2018.

Roxgold Report № R2020.002	295

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 180:          Grid connection schematic

In the event of a power outage, an allowance has been made for a generator at the plant and one at the accommodation camp. The plant emergency generator is sized to operate drives that are deemed critical, such as agitators and pumping stations.

The loading figure estimates are shown in Table 79. The maximum demand is defined as the maximum average load over any 30-minute period. The load factor is relatively constant except for the crushing circuit which is assumed to operate 75% of the time. The plant is assumed to operate for 91.3% of the time. Power factor correction equipment will be provided to ensure a load power factor of 0.95 lagging. The average load is defined as the average load if averaged across any one year.

Table 79:          Electrical load estimates for the Séguéla Project

Connected load	12 MW
Maximum demand	9.5 MW
Average annual demand	7.6 MW*
Energy consumption	66.6 GWhr/yr

*At a load power factor of 0.95 lagging.

There is an existing 33kV powerline that runs within proximity to the Antenna and Boulder pits. As a result, 6.7 km of these powerlines will have to be relocated at various stages of the projects life.

18.13	Fuel Supply

Bulk fuel supply will be provided by a fuel storage facility constructed north of the Mine Services Area and will store diesel for the mine trucks, light vehicles, and users at the process plant. Day storage tanks are provided in the process plant. Diesel fuel dispensing is provided for the mine trucks and light vehicles. The fuel supply and facilities will be under a contract arrangement with an independent fuel provider.

Roxgold Report № R2020.002	296

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

18.14	Communications

There is limited telecommunication infrastructure in the immediate mine site area at the present time. Mobile phone coverage does exist. Telecommunications will be expanded to include voice, email, and internet traffic for the process plant, camp, and main office.

Currently, a 10 MB/s MTN FH Interco service connects the users of Séguéla to the resources (servers, printers, etc.) of the Exploration Office at Abidjan. A 20 MB/s MTN FH Internet service has been established on the mine site area. A Fortigate 100E has been installed to provide security, network routing, firewall and web filtering functionality.

18.15	Plant Security

From a security perspective the project footprint will be configured as small as possible so that security personnel and systems have to cover as minimal an area as possible. The security provision will consist of:

•	Access control to the mine lease at several locations (including mine, plant and camp);

•	Read in/read out access control;

•	Two-stage gates for vehicle access;

•	Electronic surveillance including CCTV within the plant area and at several key locations around the property;

•	Physical and visual barriers;

•	Fencing (double, single and cattle);

•	Lighting; and

•	Patrols.

Double security fencing will enclose the process plant. This is demarcated as the high security area. A single security fence will enclose the mining contractor’s area, main administration building area, laboratory, camp, magazine, and tailings storage facility. The security fence will consist of a 1.8 m high fence with razor wire at the top of the support posts. A cattle fence will also be installed around the water storage dam.

Electronic security will be provided by a reputable security system provider and audited by an independent security consultant experienced in security installations in Africa. It will be monitored by the security contractor. The security system is expected to be configured as follows:

Installation of and integrated security solution consisting of a combination of various access control points, coupled with intruder detection devices, supported by CCTV cameras located across the site; and Some of the remote cameras and access control locations will be interlinked via the installation of a line- of-sight wireless network connection with a common receiver located appropriately to operate within “line of site” protocols.

Roxgold Report № R2020.002	297

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

18.16	Project Implementation

This section describes the proposed organization plan for the design, engineering, construction, and commissioning of the project, together with a suggested high-level schedule for each phase of the project development up to plant operation at rated capacity.

The design, construction, and operation of the Séguéla Project will conform to the requirements of the various regulations in Côte d’Ivoire, applicable international standards (e.g. ISO), and Roxgold’s internal standards.

18.16.1	Project Organization

The project delivery will be managed by Roxgold’s Project Director in the role of project sponsor with the support of Roxgold’s Chief Operating Officer (“COO”). The project delivery will be managed in three distinct areas: (1) mining; (2) process plant; and (3) infrastructure. Roxgold will appoint client representatives for each part. A project manager for the process plant and infrastructure will be appointed by the EPC consultant.

Roxgold will implement overall project administrative controls internally within its corporate offices. This project administration function will utilise the company’s accounting, personnel, and finance functions as required.

Work authorisation reporting structures within the project will be established to keep the project sponsors informed of project progress and enable him to undertake corrective and preventative actions to achieve the project charter should situations arise where such action is necessary.

The EPCM consultant will undertake the design and documentation tasks for the process plant and directly associated infrastructure. They will manage the major equipment procurement from their home office. An important objective will be to maximize the extent of procurement from Côte d’Ivoire and the EPCM consultant will manage that in conjunction with Roxgold staff in Côte d’Ivoire.

The EPCM consultant will undertake the basic project administrative and implementation tasks for the plant and infrastructure development. However, the overall project administration and control will be managed by Roxgold’s corporate administration in Toronto. Roxgold’s existing administration, safety, occupational health and personnel policies for the project implementation and operations will be modified as needed and implemented for the Séguéla project.

Procurement of major capital expenditure items will be based upon recommendations received from the EPCM consultant. They will prepare the documentation, call for prices and tenders, prepare tender evaluations, negotiate prices with contractors, and make recommendations to Roxgold in the form of drafted contracts and purchase requisitions.

It is proposed that mobile equipment planned for the operational phase of the mine be mobilized early in the construction phase and made available to the project. In particular, the mobile crane, forklift, integrated tool carrier, and some vehicles are expected to be available for use by the construction management team.

Roxgold Report № R2020.002	298

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

18.16.2	Project Development Schedule

A detailed project schedule will be developed as part of the feasibility study; however, it is envisaged that the Séguéla Project will be developed according to the following milestones:

•	Month 0 – Execute EPC contract
•	Month 1 – Place orders for SAG mill and long-lead mechanical equipment (apron feeders, jaw crusher, vibrating grizzly, thickener, and cyclone cluster)

•	Month 1 – Commence plant bulk earthworks

•	Month 1 – Site bulk earthworks detailed design commences
•	Month 1 – Grid connection detailed design commences
•	Month 2 – Public road diversion construction completion
•	Month 4 – Mining Convention
•	Month 5 – Accommodation camp construction complete
•	Month 5 – Process plant construction commences
•	Month 5 – Water storage dam and tailings storage facility construction commences
•	Month 6 – Award mining contract
•	Month 6 – Grid connection construction commences
•	Month 10 – Water storage dam construction completion
•	Month 12 – Mining contractor mobilizes to site
•	Month 15 – Power on HV substation
•	Month 16 – Tailings storage facility construction completion
•	Month 17 – Antenna deposit pre-strip commences
•	Month 18 – Process plant practical completion
•	Month 20 – First gold

Roxgold Report № R2020.002	299

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

19	Market Studies and Contracts

No market studies have been performed as part of this feasibility study.

A gold price of US$1,600/oz based on analyst consensus has been used for the economic analysis. An elevated gold price of US$1,700/oz, considered reasonably achievable in the longer term, was used for the Mineral Resource estimate.

As part of Roxgold’s socio-economic commitment to the region and other local stakeholders, Roxgold’s preference is to award contracts to local businesses to the extent possible. Roxgold’s objective is to focus on opportunities for the residents and businesses of the region to participate in the Séguéla Project, thereby establishing a role as an active member of the community and participant in the sustainable development of the region.

There are no sales contracts on the Séguéla Project. Séguéla will produce gold doré which is readily marketable on an 'ex-works' or 'delivered' basis to several refineries in Europe and Africa. There are no indications of the presence of penalty elements that may impact the price or render the product unsalable.

Payment terms are widely available in the public domain and vary little from refinery to refinery.

Roxgold Report № R2020.002	300

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

20	Environmental Studies, Permitting and Social or Community Impacts

The primary environmental approval required to develop the Séguéla project is decreed by the Ivorian Environment Minister and is necessary for the issuance of the mining license. Roxgold has contracted the consulting firm CECAF to undertake the project baseline studies and compile the environmental and social impact assessment (“ESIA”) required to obtain the environmental decree. The ESIA identifies the potential social and environmental impacts of the development of the project and proposed mitigation measures. Part of the ESIA, a conceptual Resettlement Action Plan (“RAP”) has been developed for any physical or economic displacement of people or communities as a result of the project’s development as well as a conceptual mine closure plan.

Following environmental and social studies, public consultations and governmental examination, the ESIA for the Séguéla project has been approved by the Ministry of Environment and Sustainable Development by decree signed on September 22, 2020 (Decree No.00261 dated 22 September 2020 on ESIA approbation for the exploitation of a gold mine in Séguéla department). This decree allows the project to be built and operated in accordance with the conditions listed in the environmental permit application file (ESIA) and the decree.

This section provides the main environmental and social management principles to be applied to the project and the data collected during Séguéla ESIA permitting.

20.1	Institutional and Normative Framework

20.1.1	Institutional Framework

The government ministries involved in the environmental and sustainable development policy of this project include:

•	The Ministry of Environment and Sustainable Development, particularly through the Directorate General of Environment (“DGE”) and the Directorate General of Sustainable Development (DGSD), the Ivorian Anti-Pollution Centre (“CIAPOL”), the National Environment Agency (“ANDE”) and the Worodougou Regional Directorate of Environment;

•	The Ministry of Mines and Geology through the Directorate General of Mines and Geology (“DGMG”) and the Séguéla Departmental Directorate of Mines and Geology;

•	The Ministry of Territorial Administration and Decentralisation, along with its devolved and decentralised entities (Séguéla Prefecture, Worofla Sub-Prefecture, Worodougou Regional Council);

•	The Ministry of Hydraulics along with the General Directorate of Infrastructures and Human Hydraulics, the National Bureau of Drinking Water (“ONEP”) which ensures the control, protection and monitoring of water resources likely to be used for the production of drinking water and guarantees that populations get access to the drinking water;

•	The Ministry of Water and Forests along with the Directorate General of Water Resources which ensures the protection of water and forestry resources, and regulates hydraulic facilities and structures, and significant tree cutting;

•	The Ministry of Agriculture and Rural Development along with the Worodougou Regional Directorate of Agriculture, which oversee both rural land tenure and crop compensation;

Roxgold Report № R2020.002	301

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

•	The Ministry of Health and Public Hygiene with the Directorate of Public Hygiene and the Séguéla Departmental Health Department.

20.1.2	National legislative and regulatory framework

The main legislation governing social and environmental management related to mining projects and Environmental and Social Impact Assessments in Côte d'Ivoire are as follows:

•	Law No. 2016-886 dated 8 November 2016 on the Constitution of the Republic of Côte d’Ivoire (articles 27 and 40);

•	Law No. 96-766 dated 3 October 1996, on the Environmental Code;

•	Law No. 98-755 dated 23 December 1998, on the Water Code;

•	Law No. 2014-138 dated 24 March 2014 on the Mining Code;

•	Law No. 2004-412 dated 14 August 2004 amending Article 26 of Law No 98-750 dated 23 December 1998 on the Rural Land Property;

•	Decree No. 96-894 dated 8 November 1996 determining the rules and procedures applicable to studies relating to the environmental impact of development projects;

•	Decree No. 2017-125 dated 22 February 2017 on air quality;

•	Decree No.2016-111 dated 24 February on regulation for explosives;

•	Decree No.131/MSHP/DGHP/DRHP dated 03 June 2009 on the regulation of sanitary waste management;

•	Decree No. 2014-397 dated 25 June 2014 detailing the application of the mining code;

•	Ruling No. 01164/MINEEF/CIAPOL/SDIIC dated 4 November 2008 on the regulation of releases and emissions from classified Facilities for the protection of the environment;

•	Inter-ministerial Order No. 453/ MINADER/ MIS/ MIRAH/ MEF/ MCLU/ MEER/ MPEER/ SEPMBPE/ dated 1 August 2018 fixing the scale of compensation for destruction or project of destruction of crops or other investments in rural areas as well as killing of wild animals.

Additionally, there are international treaties ratified by Côte d’Ivoire which will need to be recognized. These are mainly the Convention on Biological Diversity, the UN Convention on the fight against desertification, the United Nations Framework Convention on Climate Change, the International Treaty on Plant Genetic Resources for Food and Agriculture, the Algiers Convention for the Conservation of Nature and Natural Resources and the 2015 Paris Agreement.

20.1.3	International standards

The international standards endorsed by Roxgold are the Equator Principles and the International Finance Corporation Performance Standards. These standards give guidelines for environmental and social governance applicable to mining projects.

Equator Principles (“EPs”)

The Equator Principles (July 2020) is a risk management framework, adopted by financial institutions, for determining, assessing and managing environmental and social risk in project finance. It is primarily intended to provide a minimum standard for due diligence to support responsible risk decision- making. As at March 2021, 116 Equator Principles Financial Institutions (EPFIs) in 37 countries have officially adopted the EPs, covering the majority of international project finance debt within developed and emerging markets.

Roxgold Report № R2020.002	302

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

EPFIs commit to implementing the EPs in their internal environmental and social policies, procedures and standards for financing projects and will not provide Project Finance or Project-Related Corporate Loans to projects where the client will not, or is unable to, comply with the Equator Principles requirements of the following topics:

•	Principle 1: Review and Categorisation

•	Principle 2: Environmental and Social Assessment

•	Principle 3: Applicable Environmental and Social Standards

•	Principle 4: Environmental and Social Management System and Equator Principles Action Plan

•	Principle 5: Stakeholder Engagement

•	Principle 6: Grievance Mechanism

•	Principle 7: Independent Review

•	Principle 8: Covenants

•	Principle 9: Independent Monitoring and Reporting

•	Principle 10: Reporting and Transparency

The EPs have greatly increased the attention and focus on social/community standards and responsibility, including robust standards for indigenous peoples, labour standards and consultation with locally affected communities within the Project Finance market. They have also promoted convergence around common environmental and social standards. The EPs have also helped spur the development of other responsible environmental and social management practices in the mining sector and have provided a platform for engagement with a broad range of interested stakeholders, including non-governmental organisations (“NGOs”), clients and industry bodies. The EPs are based on International Finance Corporation’s Performance Standards described in the following section.

IFC Performance Standards

The IFC Performance Standards (2012) are an international benchmark for identifying and managing environmental and social risk and has been adopted by many organizations as a key component of their environmental and social risk management. Furthermore, IFC’s Environmental, Health, and Safety (“EHS”) Guidelines provide technical guidelines with general and industry-specific examples of good international industry practice to meet IFC’s Performance Standards.

In many countries, the scope and intent of the IFC Performance Standards is addressed or partially addressed in the country’s environmental and social regulatory framework. The IFC Performance Standards encompass eight topics:

1.	Assessment and Management of Environmental and Social Risks and Impacts: Performance Standard 1 underscores the importance of managing environmental and social performance throughout the life of a project. An effective Environmental and Social Management System (ESMS) is a dynamic and continuous process initiated and supported by management, and involves engagement between the client, its workers, local communities directly affected by the project (the Affected Communities) and, where appropriate, other stakeholders. Drawing on the elements of the established business management process of “plan, do, check, and act,” the ESMS entails a methodological approach to managing environmental and social risks and impacts in a structured way on an ongoing basis. A good ESMS appropriate to the nature and scale of the project promotes sound and sustainable environmental and social performance, and can lead to improved financial, social, and environmental outcomes.

Roxgold Report № R2020.002	303

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

2.	Labour and Working Conditions: Performance Standard 2 recognizes that the pursuit of economic growth through employment creation and income generation should be accompanied by protection of the fundamental rights of workers. For any business, the workforce is a valuable asset, and a sound worker-management relationship is a key ingredient in the sustainability of a company. Failure to establish and foster a sound worker- management relationship can undermine worker commitment and retention, and can jeopardize a project. Conversely, through a constructive worker-management relationship, and by treating the workers fairly and providing them with safe and healthy working conditions, clients may create tangible benefits, such as enhancement of the efficiency and productivity of their operations.

3.	Resource Efficiency and Pollution Prevention: Performance Standard 3 recognizes that increased economic activity and urbanization often generate increased levels of pollution to air, water, and land, and consume finite resources in a manner that may threaten people and the environment at the local, regional, and global levels. There is also a growing global consensus that the current and projected atmospheric concentration of greenhouse gases (GHG) threatens the public health and welfare of current and future generations. At the same time, more efficient and effective resource use and pollution prevention and GHG emission avoidance and mitigation technologies and practices have become more accessible and achievable in virtually all parts of the world. These are often implemented through continuous improvement methodologies similar to those used to enhance quality or productivity, which are generally well known to most industrial, agricultural, and service sector companies.

4.	Community Health, Safety and Security: Performance Standard 4 recognizes that project activities, equipment, and infrastructure can increase community exposure to risks and impacts. In addition, communities that are already subjected to impacts from climate change may also experience an acceleration and/or intensification of impacts due to project activities. While acknowledging the public authorities’ role in promoting the health, safety, and security of the public, this Performance Standard addresses the client’s responsibility to avoid or minimize the risks and impacts to community health, safety, and security that may arise from project related activities, with particular attention to vulnerable groups.

5.	Land Acquisition and Involuntary Resettlement: Performance Standard 5 recognizes that project-related land acquisition and restrictions on land use can have adverse impacts on communities and persons that use this land. Involuntary resettlement refers both to physical displacement (relocation or loss of shelter) and to economic displacement (loss of assets or access to assets that leads to loss of income sources or other means of livelihood) as a result of project-related land acquisition and/or restrictions on land use. Resettlement is considered involuntary when affected persons or communities do not have the right to refuse land acquisition or restrictions on land use that result in physical or economic displacement. This occurs in cases of (i) lawful expropriation or temporary or permanent restrictions on land use and (ii) negotiated settlements in which the buyer can resort to expropriation or impose legal restrictions on land use if negotiations with the seller fail.

Roxgold Report № R2020.002	304

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

6.	Biodiversity Conservation and Sustainable Management of Living Natural Resources: Performance Standard 6 recognizes that protecting and conserving biodiversity, maintaining ecosystem services, and sustainably managing living natural resources are fundamental to sustainable development. The requirements set out in this Performance Standard have been guided by the Convention on Biological Diversity, which defines biodiversity as “the variability among living organisms from all sources including, inter alia, terrestrial, marine and other aquatic ecosystems and the ecological complexes of which they are a part; this includes diversity within species, between species, and of ecosystems.”

7.	Indigenous Peoples: Performance Standard 7 recognizes that Indigenous Peoples, as social groups with identities that are distinct from mainstream groups in national societies, are often among the most marginalized and vulnerable segments of the population. In many cases, their economic, social, and legal status limits their capacity to defend their rights to, and interests in, lands and natural and cultural resources, and may restrict their ability to participate in and benefit from development. Indigenous Peoples are particularly vulnerable if their lands and resources are transformed, encroached upon, or significantly degraded. Their languages, cultures, religions, spiritual beliefs, and institutions may also come under threat. As a consequence, Indigenous Peoples may be more vulnerable to the adverse impacts associated with project development than non-indigenous communities. This vulnerability may include loss of identity, culture, and natural resource-based livelihoods, as well as exposure to impoverishment and diseases.

8.	Cultural Heritage: Performance Standard 8 recognizes the importance of cultural heritage for current and future generations. Consistent with the Convention Concerning the Protection of the World Cultural and Natural Heritage, this Performance Standard aims to ensure that clients protect cultural heritage in the course of their project activities. In addition, the requirements of this Performance Standard on a project’s use of cultural heritage are based in part on standards set by the Convention on Biological Diversity.

IFC’s Performance Standards offer a framework for understanding and managing environmental and social risks for high profile, complex, international or potentially high impact projects. The financial institution is required to verify as part of its environmental and social due diligence process that the project complies with the IFC Performance Standards. To do so, the financial institution needs to be knowledgeable of the environmental and social laws of the country in which it operates and compare the regulatory requirements against those of the IFC Performance Standards to identify gaps. A good understanding of both sets of requirements as well as potential gaps ensures that the financial institution will effectively identify and assess the key environmental and social risks and impacts that might be associated with a financial transaction.

If non-compliances with the IFC Performance Standards are identified and depending on the severity of the issue, the financial institution can require the commercial project to develop a corrective action plan for addressing the issue within a reasonable timeframe and stipulate this as a condition of the financial transaction with the project.

The IFC Performance Standards help IFC and the project manage and improve their environmental and social performance through an outcomes-based approach and also provide a solid base from which the project may increase the sustainability of its business operations. The desired outcomes are described in the objectives of each Performance Standard, followed by specific requirements to help the project achieve these outcomes through means that are appropriate to the nature and scale of the project and commensurate with the level of environmental and social risks and impacts.

Roxgold Report № R2020.002	305

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

20.1.4	Environmental permit

According to national regulations, the steps for an ESIA and Environmental Permit are chronological and must include:

•	The definition of the terms of reference (“ToR”) of the impact study to be carried out, including the nature of the project and extent of the area to be studied.

•	A field visit by ANDE which is the governmental organization in charge of the project’s ESIA process.

•	The data collection on the initial state of the physical, biological and social environment of the area to be studied.

•	The elaboration of an impact assessment and proposed mitigation measures.

•	The presentation of the project by Roxgold to the public during public consultations. These consultations will be conducted with the administrative authorities and heads of technical ministries directly or indirectly related to the project, and with local community leaders and members.

•	Following these consultations, Roxgold may file a full impact study report with ANDE.

•	At this point, ANDE will convene a public inquiry to be led by the local administrative authorities (prefecture) for a duration of 3 weeks where all local stakeholders may raise any issue they have with the project.

•	The ESIA report, together with the results of the public inquiry, is then presented to an inter- ministerial commission convened by ANDE to validate the ESIA. This commission examines the report and provides feedback, usually granting validation based on specific corrections and modifications of the ESIA.

•	Roxgold then undertakes the required corrections and modifications and re-submits the final version of the ESIA to ANDE.

•	Based on the verdict of the inter-ministerial commission and the final ESIA version, the ANDE recommends the project to be granted an ESIA validation decree by the Environment Ministry.

•	The Environment Minister enacts an environmental authorisation decree for the project. This decree is necessary for the issuance of the mining license granted by governmental decree.

20.2	Baseline Studies on the State of the Environment

20.2.1	Presentation of the Area

The mining project area is located about 500 km from Abidjan in the Worodougou region, in the Séguéla Department and more precisely in the Worofla Sub-Prefecture (Figure 181). This region’s capital town is Séguéla, which is 26 km from the Antenna deposit.

Roxgold Report № R2020.002	306

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 181:      Séguéla Project area

Roxgold Report № R2020.002	307

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Bangana, Kouégo and Tiéma are villages of less than 5000 inhabitants and they are located on either sides of the project area more than 5 km away. These villages all belong to the Worofla Sub-Prefecture.

The study area has been the subject of multidisciplinary desktop and field studies in order to gain an understanding of the state of the project’s physical, biological and social environment. This area does not include any international or national conservation or protected areas.

20.2.2	Physical Environment

Climate

The project site is under the influence of the transitional tropical climate regime or Sudanese climate with two distinctly differentiated seasons. Overall, May to October is the wet season or rainy season. The period from November to April corresponds to the dry season.

During the dry season, the study area, located about 570 km from the sea, is influenced by dry continental weather patterns, including high thermal variations, prolonged periods of dust and haze (Harmattan winds) and low cloud cover and almost total absence of precipitation during December- February.

During the rainy season, precipitation typically occurs as daily thunderstorms (in the evening and at night) and frequent passages of storms resulting in heavy rainfall. The heaviest rainfall occurs from July to September with a maximum in August.

Rainfall

Table 122 presents the statistical parameters of annual rainfall at the stations covering the project area. At the Sarhala station located in the northeast of the project area, the annual rainfall recorded between 1980-2010 ranged from 569 to 1623 mm. Between 2017 and 2018, the average annual rainfall recorded at Seguéla was around 1145 mm.

Table 122:   Statistical characteristics of annual rainfall (mm)

Weather Station	Period	Minimum	Average	Maximum	Standard deviation	Coefficient of variation
Sarhala	1980-2010	569	1124	1623	128	0,11
Worofla	1980-2001	1054	1307	1572	123	0,09
Séguéla	1980-2002	883	1108	1316	145	0,13
	2017-2018	1145	-	-	-	-

Table 123 presents the minimum, maximum and average monthly rainfall values for the weather stations covering the project area. In general, the months of May through September have the highest rainfall in the project area with values reaching 500 mm per month. Low rainfall occurs during the months of November through March.

Roxgold Report № R2020.002	308

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 123:   Statistical characteristics of monthly rainfall (mm)

Weather Station	Parameters	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Sarhala	Minimum	0	0	2	22	31	37	48	0	63	14	0	0
	Average	6	27	47	97	130	115	165	218	208	88	25	16
	Maximum	114	81	138	183	225	224	323	575	573	282	90	60
Worofla	Minimum	0	0	0	42	72	33	72	120	54	12	0	0
	Average	14	39	97	151	151	143	188	221	136	90	28	15
	Maximum	87	109	222	247	291	322	347	471	281	195	118	82
Séguéla	Minimum	0	0	0	0	47	45	53	45	94	58	0	0
	Average	17	36	67	90	115	127	124	176	164	101	40	16
	Maximum	166	72	210	191	233	221	255	322	253	161	137	49

Rainy days are those where the recorded rainfall is greater than or equal to 0.4 mm. The Sarhala station in the northeast and Worofla in the north of the project area record the highest number of rainy days in the project area with 79 days (see table below). At the Séguéla station, located in the south of the project area, the number of days is approximately 60 days while during the 2017-2018 period, the number of rainy days was approximately 39. Table 124 presents the data from each weather station.

Table 124:   Statistical characteristics of number of rainfall days

Station	Period	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual
Sarhala / CIDT	1980- 2010	0	1	3	6	8	6	9	11	11	7	2	1	67
Worofla / CIDT	1980- 2001	1	2	6	7	9	8	10	13	11	8	2	1	79
Séguéla /CIDT	1980- 2001	0	2	3	6	8	7	8	10	8	5	3	0	60
	2017- 2018	0	3	1	4	6	6	4	9	6	2	1	0	39

Temperature

The nearest temperature data collection is from the Daloa Airport station. The statistical characteristics of the minimum and maximum temperature over the period 1980-2017 are recorded in the table below and show relatively little variance across the year with the average temperature ranging from 24 to 26 degrees, with the hottest period generally February to May prior to the onset of the rainy season.

Table 125: Statistical characteristics of the temperature (°C)

Parameters	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual
Mimimum	20	22	22	22	22	22	21	21	22	22	21	20	21.3
Average	24	26	26	25	25	25	24	24	25	25	24	24	24.4
Maximum	27	29	29	28	28	27	26	26	27	27	27	27	27.4

Humidity in the project areavaried between 65 and 85% at the Man station over the period 1980-2017 (Table 126) with periods of high humidity corresponding with the rainy season.

Table 126: Average monthly humidity in %

Parameter	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual
Average	64	66	73	77	80	82	83	84	83	81	79	72	77

Roxgold Report № R2020.002	309

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Speed and Direction of Winds

Table 127shows the average velocities at the Daloa station. The average monthly speeds vary between 0.3   and 0.7 m/s. During the Harmattan period (December to April), wind speeds tend to be higher, reducing through the rainy season but at times influenced by localised thunderstorms. The start of the dry season (October) corresponds with reduced wind speeds.

Table 127:   Average monthly speed in m/s

Parameter	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual
Average	0.6	0.7	0.5	0.5	0.4	0.4	0.5	0.5	0.3	0.2	0.3	0.3	0.4

In the project area, the Southwest (Monsoon) and Northeast (Harmattan) winds are predominant. In the Harmattan period (dry season of December to April), the wind speeds are the highest while the Monsoon winds have relatively low speeds, varying between 0.2 and 0.5 m/s. The wind direction in the area significantly influences the climate with South-west winds bringing moist air accompanied by rain; while the north-east winds bring dry air and appear in dry season.

Roxgold Report № R2020.002	310

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 182:   Dominant Wind Direction (Wind Rose) in the Project Area

Roxgold Report № R2020.002	311

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Hydrology

i.	Hydrographic Network

The hydrographic network reflects the undulating nature of the topography and marks the boundary between two watersheds draining into the the Sassandra River and the Marahoué River (Red Bandama) (Figure 183). In the project area, the main tributary of the Sassandra Creek is the Ouan. This stream originates at an altitude of 410 m, near the locality of Worofla and the villages of Bogoba and Ngonwo. The tributary of the Ouan creek that drains the mining infrastructure area (pit, processing plant, waste rock dump, etc.) is the Yogba Creek. It has its source at an altitude of 583 m at about Mount Kô. The Yogba Creek flows from south to north to the area of the proposed Antenna pit before turning east-west to join the Ouan River 6km downstream.

Roxgold Report № R2020.002	312

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 183:   Main watersheds and hydrographic network of the project area

The morphometric characteristics of the watersheds are recorded in the table below. The mine site is located on the sub-watersheds in varying proportions from one sub-watershed to another as shown in the map below.

Roxgold Report № R2020.002	313

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 128:   Morphometric parameters of the sub-basins in the project area

Watershed	Sub-watersheds	Area (km2)	Perimeter (km)	Compactness index
Sassandra	Bassin versant 1 (C1)	83.3	58.3	1.8
	Bassin versant 2 (C3)	12.7	18.9	1.5
	Bassin versant 3 (C3’)	3.8	8.9	1.3
	Bassin versant 5	3.2	7.9	1.2
Bandama (Marahoué)	Bassin versant 6 (C4)	11.4	18.4	1.5
	Bassin versant 4 (C2)	16.6	18.3	1.3
	Bassin versant 7	7.8	14.3	1.4
	Bassin versant 8	5.1	11.26	1.4

Figure 184:   Sub-watersheds in the project area

ii.	Hydrological regime

The Yani Creek, a tributary of the Marahoué Creek, is part of the tropical transitional regime. This regime generally includes a single flood that may occur during the rainy season from August to October, followed by a rapid reduction in flow in November and December, and then a long period of low water from January to May, during which the flow drops as low as 0.01 m3/s. Water levels and associated flow rates increase with the onset of the seasonal rainfall from May with maximum flows typically peaking in September. In peak rainfall events temporary flooding of low lying areas may occur. During the start of the dry season, water levels rapidly drop with stream flows either becoming ephemeral or being maintained by natural springs.

Roxgold Report № R2020.002	314

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 185:   Hydrological regime of the study area

iii.	Use of Surface Water

In the project area, surface water is mainly used for cattle, rice growing and artisanal gold mining activities. It should be noted that in order to obtain drinking water, the populations use the groundwater obtained either by traditional wells or by drilling; they generally do not drink from surface water.

iv.	Quality of Surface Water

The quality of the surface water in the project area was characterized through microbiological and physico-chemical analyses. The sampling points are shown in Figure 186.

Roxgold Report № R2020.002	315

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 186:   Location of surface water sampling points

The results of the analyses show the presence of total and fecal coliforms at the points sampled on the waterways in the project area (Figure 104). Based on the number of colonies counted, microbiological pollution is significant in the surface waters of the project area. The sources of fecal pollution in these waters can be diverse. WHO standards require that coliforms are not detected in drinking water.

Roxgold Report № R2020.002	316

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 129:   Microbiological parameters of surface waters

Sample point	N°	Parameters
		E.coli (UFC/100ml) / standard ISO 9308-1 : 2014	Entérocoque intestinaux (UFC/100ml) / Standard NF EN ISO 7899-2: Août 2000
Rivière Ouan	E1	N’=10[2]	N=4.10[1]
Rivière Tufoni	E2	Ne=7.100	N=3.4.10[1]
Rivière Yogba	E3	N’=2.5.10[2]	N’=1.8.10[2]
Rivière Rogba	E4	N’=4.10[2]	N’=1.3.10[2]
Rivière Yogba	E5	N=1.1.10[3]	N’=1.1.10[2]
Rivière Agouti	E6	N’=4.5.10[1]	N’=5.3.10[1]
Rivière Bangouloga	E7	N=1.6.10[3]	N=4.3.10[2]
Rivière Wanouma	E8	Présence <3	Ne=7.10[1]
Rivière Ouan	E9	<10[2]	Ne=4.10[1]
Ancien (E10)	E10	Ne=3.10[4]	N’=2.5.10[3]
Agouti (E11)	E11	Ne=6.10[2]	N=6.3.10[2]
P3 (E12)	E12	Ne=7.10[4]	N=4.10[2]

For the present study, the criteria of the Water Quality Assessment System for Rivers version 2 of March 21, 2003 of the Ministry of the Environment and Sustainable Development (MEDD) and the French Water Agency were used because at the national level there are no criteria for surface water. The WHO standards only concern drinking water. SFI guidelines exist for surface water quality. However, these guidelines are not as extensive as the criteria of the French Water Agency. The physical parameters of turbidity, color, and conductivity do not meet the SEQ-Eau 2003 standards in several rivers in the project area (Table 130). The chemical parameters and nutrients analyzed show low concentrations compared to the concentrations allowed in the water by the standard used. Surface waters collected from streams and springs are virtually free of trace metals and hydrocarbon residues.

Roxgold Report № R2020.002	317

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 130:  Results of physico-chemical analyses of surface waters

Sampling point Physical-chemical parameters Nitrate Suspended solids  Turbidity pH Temperature Color TDS Conductivity Total cyanide  Sulphate Nitrite Total Phosphore  COD Dissolved oxygen  AmmoniummgNO3/L mg/L NTU - °C mgPtCo/L mg/L µS/cm mgCN/L mgSO4/L mgNO2/L mgP/L mgO2/L mgO2/L mgNH4/L Rivière Ouan (E1)  0.545 <2 39.2 7.5 26.5 253 53.9 11.8 0.007 <6 0.01 0.19 <30 4.89 0.14Rivière Tufoni (E2) <0.177 <2 21.9 7.8 26.3 135 120.6 248 0.005 8.12 0.019 0.22 <30 6.1 <0.1 Rivière (E3) 0.23 17.7 385 8 26.8 143 233 472 <0.002 6.97 0.007 0.16 <30 5.58 <0.1 RivièreRogba (E4) <0.177 6.5 231 8.1 26.4 344 289 577 0.01 8.25 0.018 0.19 <30 5.65 <0.1 Rivière Yogba (E5) <0.177 7.01 5.6 9.1 25.7 21 220 471 <0.002 <6 0.013 0.19 <30 7.04 <0.1 Rivière Agouti (E6) 0.846 257 536 7.5 26.8 876 119.3 245 <0.002 17.9 0.078 0.31 66.21 4.64 0.1RivièreBangouloga (E7) 1.204 10.7 13.7 7.7 26.5 28 240 490 <0.002 <6 0.021 0.19 33.1 4.89 <0.1Rivière Wanouma(E8) 9.961 9.6 19.3 8 26.5 40 202.8 412 <0.002 <6 0.112 0.16 <30 4.92 <0.1Rivière E9 0.629 6.63 30.6 6.9 26.4 88 120.4 64,1 0.002 19.88 0.016 0.19 <30 6.45 <0.1 Ancien (E10) <0.177 516.7 808 8.2 25.4 3848 199.1 412 0.008 16.51 0.138 0.19 <30 7.57 0.8 Agouti (E11) 1.248 16.7 250 8.2 25.3 1766 197.6 411 0.006 25.16 0.053 0.25 <30 7.37 0.63 P3 (E12) 0.708 232.8 6.73 8 25.1 46 196.3 410 0.004 <6 0.004 0.16 <30 5.69 0.66 Quality index according to SEQ-Eau 2003   100  60  60  -  -  40  -  100  100  100  -  -  80  40  100

Roxgold Report № R2020.002	318

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Sampling point Physical-chemical parameters Total iron Cupper Calcium Magnesium Sodium Potassium Zinc Mercury Lead Cadmium Arsenic Nickel HydrocarburestotauxµgFe/L µgCu/L mgCa/L mgMg/L mgNa/L mgK/L µgZn/L µgHg/L µgPb/L µgCd/L µgAs/L µgNi/L mg/LRivière Ouan(E1) 796 <5 9.57 4.55 <0.5 18.5 <0,5 <5 <5 <5 <5 <5 <1Rivière Tufoni(E2) 913 <5 23.8 13.3 <0.5 1.26 <5 <0.5 <5 <5 <5 <5 <1 Rivière (E3) 5990 6.96 48.1 28.9 <0.5 1.4 <5 <0.5 <5 <5 <5 5.13 <1 RivièreRogba(E4) 1500 <5 64.7 35.9 <0.5 1.41 <5 <0.5 <5 <5 <5 <5 <1Rivière Yogba(E5) 71.8 <5 64.8 37.2 <0.5 26.2 48.2 <0.5 <5 <5 <5 <5 <1Rivière Agouti(E6) 4440 17.9 30.5 13.6 <0.5 1.51 81.5 <5 <5 <5 <5 5.91 <1RivièreBangouloga (E7) 210 <5 60 26.4 13.7 3.03 <5 <0.5 <5 <5 <5 <5 <1RivièreWanouma (E8) <50 <5 20.3 30.1 <0.5 2.7 <5 <0.5 <5 <5 <5 <5 <1 Rivière (E9) 1080 <5 4.81 1.42 <0.5 <0.5 <0.5 <5 <5 <5 <5 <5 <1 Ancien (E10) 1370 <5 41.1 32.2 54.7 5.39 <5 <5 <5 <0.5 <5 <5 2.8 Agouti (E11) 252 <5 23.3 20.3 49.1 3.49 <5 <5 <5 <0.5 <5 <5 <1 P3 (E12) 338 <5 28.3 16.8 21.7 3.87 <5 <5 <5 <0.5 <5 <5 1.8Quality index according toSEQ-Eau 2003 - 100 100 100 100 - 100 100 100 100 100 100 -

Roxgold Report № R2020.002	319

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Hydrogeology

i.	Hydrogeological Setting

Two types of aquifers exist in the project area: weathering aquifers (superficial, typically <10m)) and fracture hosted aquifers (deeper, > 25m). The weathering aquifer is typically used to support traditional hand dug shallow wells (village wells, modern wells) providing low specific operating and discharge rates and poor water quality due to the many clay minerals and the risk of water pollution from the surface. These reserves are subject to climatic variations and are highly vulnerable to pollution, with recharge closely associated with annual rainfall patterns.

The deeper, fracture hosted aquifers, underlay the shallow weathering aquifer and constitute much larger potential reservoirs. Compared to weathering aquifers, fracture hosted aquifers are protected from seasonal fluctuations and most types of surface pollution due to their deeper nature. For this reason, in the basement regions, these aquifers are increasingly sought and exploited from boreholes for water supply of the populations. The formation of fracture hosted aquifers are linked to the density and degree of fracturing in the host lithologies (see Figure 170). The two aquifer styles are linked, with percolation from the weathering aquifer providing recharge to the fracture hosted aquifers.

Roxgold Report № R2020.002	320

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 187: Fracturing map of the project area

ii.	Groundwater Flow Direction

The level of water in the aquifer (weathering aquifer) at the project area is between 0.6 and 48 m with an average of 10 m. Groundwater in the project area does not have a preferential flow direction, rather reflecting the general surface topography (Figure 188) and following the regional watersheds.

Roxgold Report № R2020.002	321

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

995717
973587
951457
929468
907198
884946
862710
720548
742496
764422
786326
N
W
E
S
Sens
d'écoulement
Bangana
0
95
Km

Figure 188: Fracture water level map and groundwater flow direction in the project area

iii.	Water Supply Sources of Villages around the Project and Their Use

Water supply sources of different villages around the project area consist of surface water and groundwater. People in the villages of Kouégo and Bangana tend to use surface water as a source of supply in the event of failure of manual pumps or the drinking water supply system.

iv.	Use and Availability of Groundwater

Water from the various groundwater catchment facilities is mainly used for domestic purposes (laundry, dishwashing, consumption, cooking, hygiene). However, in the village of Kouégo, the water distributed by the local water distribution company is also used for artisanal gold mining. In contrast, in Bangana, artisanal gold miners use water from traditional wells for their activities.

Roxgold Report № R2020.002	322

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

In villages around the project area, wells access both shallow weathered aquifers and deeper fracture hosted aquifers, enabling water supply throughout the year, although the shallow weathered aquifer wellls may dry up towards the end of the dry season (May-June) before recharge during the onset of the rainy season. The deeper wells typically use manual water pumps whereas the shallow traditional wells are typically windlass and bucket arrangements.

In addition to wells, a drinking water distribution system in Kouégo, called Hydraulique Villageoise Améliorée or Improved Village Hydraulic System (HVA) supplies 3 standpipes in the village of Tiéma and 3 operating Human Powered Pumps (PMH) in Bangana.

The number of wells and boreholes per location is summarized in Table 131, with 21 groundwater catchment structures identified and distributed as follows: 12 wells that are functioning normally, with one well in poor condition due to no maintenance; 9 boreholes, 5 of which are equipped with human- powered pumps. Two PMH have been abandoned due to a breakdown.

Table 131: Groundwater collection infrastructures by locality in August 2019

Locality	Boreholes		Wells
	Number	Condition	Number	Condition
Kouégo	3	Good	5	Good
Tiéma	4	2 abandoned 2 good	6	Good
Bangana	2	Good	1	Poor
Total	9		12

Observations made during visits to the groundwater catchment structures also reveal that the water level in the wells in the project area is shallow at 4.21 m on average. With this shallow depth, the groundwater table in this area has a high degree of vulnerability to pollution. Any pollutants from gold panning activities in the vicinity could reach the groundwater table and, in turn, the water in the wells operated by the inhabitants.

v.	Groundwater Reserve in the Project Area

The estimated groundwater reserve for the project area is 6.9 x 109 m3 of water. This reserve is important and can be exploited for the supply of drinking water to the population of the project area as well as for industrial water supply. This calculation has taken into account only average values of the piezometric level and it is based in particular on the thickness of the water table in the project area varying between 0.5 m and 69 m and an average of 15.26 m. A spatial distribution by interpolation of the thickness of the water table in the project area is shown in Figure 189. The entire surface of the project area will be considered as the surface of the aquifer, generating a surface value of172 km2 for the groundwater reserve.

Roxgold Report № R2020.002	323

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 189:      Spatial distribution of groundwater thickness in the project area

vi.	Groundwater Quality

The characterization of groundwater quality in the project area was based on the analysis of physico- chemical parameters on samples taken from wells and boreholes (Figure 190).

Roxgold Report № R2020.002	324

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Figure 190:        Localisation des points d’échantillonnage des eaux souterraines

The physico-chemical analysis of the groundwater from the various catchments of the 3 localities in the project area (Table 113) revealed that all the parameters measured comply with the WHO (2017) potability guidelines. The results of these different analyses showed that the groundwater in the project area has a basic character (pH higher than 7), except for the P3 sample from the Kouego locality where the water has an acidic character.

Roxgold Report № R2020.002	325

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

The analysis of certain heavy metals reveals the presence of metallic substances such as iron, magnesium, potassium and zinc in the groundwater samples. Iron was detected only in the F2 Kouego (959 µg.L-1) and P6 Tiema (210 µg.L-1) samples with concentrations above 200 µg.L-1. The presence of iron in this water may be due to an external input from a source of pollution such as the use of chemicals in the gold panning activities that take place in the project area. The origin of the iron may also be due to the geological nature of the parent rock. In addition, the detection of magnesium, potassium, and zinc in groundwater with levels below the WHO potability standard could also be related to the geological nature of the source rock.

Groundwater in the project area is generally of good quality (both wells and boreholes), except for some boreholes and wells where the presence of high levels iron makes this water unfit for human consumption.

Roxgold Report № R2020.002	326

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Table 132:      Groundwater quality at testing sites

Parameters	Unit	Method	Samples									WHO standard
			F3 Kouégo	F2 Kouégo	P3 Kouégo	F1 Kouego	PMH Bangana	P12 Bangana	P6 Tiéma	F4 Tiéma	PMH Tiéma	(2017)
GPS Coordinates			0742311 0894529	0742547 0894399	0745794 0891641	0746291 0891486	0740900 0904131	0740734 0904321	0737735 0900908	0738012 0899829	0738105 0899695	-
Nitrate	mgNO3/L	ISO 7890-3:1988	0.332	1.195	21.25	20.32	19.12	21.38	3.36	3.10	0.30	50
Suspended solids	mg/l	NF ISO 872: 2005	2.20	6.5	<2	<2	5.4	7.6	192	<2	<2	-
Turbidity	NTU	ISO 7027-1:2016	1.94	1.8	4.91	1.32	1.55	4.49	701	2.74	2.74	5
pH	-	ISO 10523 :2008	8.1	7.2	6.4	7.1	6.9	6.5	7.2	7.3	6.8	6.5 – 8.5
Temperature	°C		26.9	28.1	28.5	27.9	27.9	29.1	29.8	28.0	29.3	-
Chlorure	mg/L	NF ISO 9297 :2000	<5	<5	<5	33.6	222.6	9.25	63.7	48.98	5.48	250
Carbonate	mgCaCO3/L	NF EN ISO 9963- 2:1996	517	333	638	23	581.0	38	246	266	20	-
Bicarbonate	mgHCO3/L		631	406	778	28	708.0	47	300	325	25	-
Hardness	°F	NF T90-003:1984	35.3	30.3	7.1	24.4	86.6	9.1	44.3	35.7	1.8	-
Conductivity*25	µS/cm	NF EN 27888:1994	696 à 25°C	581 à 25°C	à 25.1°C	56.6 à 25°C	490 à 25°C	243 à 25.1°C	1190 à 25.1°C	882 à 24.9°C	174.5 à 25.1°C	-
Cyanide total	mgCN/L	HACH	<0.002	<0.002	0.004	0.003	0.006	0.007	0.005	0.002	0.003	0.5
Sulphates	mgSO4/L	NF T 90-040 :1986	<6	<6	<6	46.1	103.8	<6	55.4	80.6	<6	250
Nitrites	mgNO2/L	HACH	0.021	0.024	0.045	0.018	0.066	0.073	0.014	0.305	0.002	3

Roxgold Report № R2020.002	327

ROXGOLD INC. NI 43-101 TECHNICAL REPORT FOR THE SÉGUÉLA PROJECT, WORODOUGOU REGION, CÔTE D’IVOIRE

Iron total	µgFe/L	ISO 11885 :2007	<50	959	<50	<50	<50	64.9	210	120	148	200
Copper	µgCu/L		<5	<5	<5	<5	<5	<5	<5	<5	<5	2000
Magnesium	mgMg/L		32	35.1	4.49	9.62	60.2	5.1	40.3	17.9	3.38	-
Sodium	mgNa/L		<0.5	<0.5	<0.5	<0.5	<0.5	<0.5	<0.5	<0.5	<0.5	200
Potassium	mgK/L		9.24	2.45	3.68	4.1	8.3	3.0	75.3	29.5	4.88	-
Zinc	µgZn/L		<5	<5	<5	<5	<5	<5	14.0	<5	<5	1000
Mercury	µgHg/L		<0.5	<0.5	<0.5	<0.5	<0.5	<0.5	<0.5	<0.5	<0.5	6
Lead	µgPb/L		<5	<5	<5	<5	<5	<5	<5	<5	<5	<10
Cadmium	µgCd/L		<5	<5	<5	<5	<5	<5	<5	<5	<5	3
Arsenic	µgAs/L		<5	<5	<5	<5	<5	<5	<5	<5	<5	<10
Nickel	µgNi/L		<5	<5	<5	<5	<5	<5	<5	<5	<5	-

Roxgold Report № R2020.002	328

Air quality and noise levels

Air quality measurements in the project area were carried out by means of the parameters (PM2.5; PM10; Total Suspended Dust, CO, VOC, NO2, SO2). These measurements were carried out at the points indicated in Table 133: Coordinates of air quality and noise sampling pointsand Figure 191, which correspond to the entrances and exits of the localities in the area of indirect and direct influence of the project.

Table 133:       Coordinates of air quality and noise sampling points

Sampling Points Locations	Geographic Coordinates
	East	North
Carrefour Gbolo	752,428	883,117
Ecole Primaire Kouégo	746,539	891,463
Sortie Kouego	746,081	891,968
Entrée Tiéma (zone Marché)	737,983	899,904
Ecole primaire-centre de santé Tiéma	737,754	900,424
Ecole Primaire (entree Bangana)	740,756	903,923
Sortie Bangana	740,791	904,449
Point de mesure en forêt (Contrôle)	740,720	898,572

Figure 191:       Air Quality and Sound Level Measurement Points

Average dust concentrations measured in the project area (Table 115) range from 9.2 to 46.4 µg/m3 (PM2.5); from 22.3 to 75.7 µg/m3 (PM10), and from 0.041 to 0.875 mg/m3 (total dust). The maximum concentrations in the afternoon period and are respectively 29.1 µg/m (PM2.5) and 58.5 µg/m3 (PM10) at Gbolo and 46.4 µg/m3 (PM2.5) and 75.7 µg/m3 (PM10) at the Kouégo exit.

Roxgold Report № R2020.002	329

These maximum concentrations of PM2.5 and PM10, are higher than the limit values set by the WHO and the Decree N°2017-125 of 22 February 2017 on air quality, which is 25 µg/m3 (PM2.5) and 50 µg/m3 (PM10).

In addition to motorcycle and vehicle traffic, the crushing of minerals in the locality of Kouego are the major sources of dust.

Table 134: Average concentration of dust particles

Sampling Point Locations	PM2,5 (µg/m3)			PM10 (µg/m3)			TSP (mg/m3)
	Morning	Afternoon	Night	Morning	Afternoon	Night	Morning	Afternoon	Night
Carrefour Gbolo	26.8	29.1	24.5	47.6	58.5	40.1	0.413	0.627	0.198
Ecole Primaire Kouégo	23.9	21.7	19	43.4	38.9	33.4	0.096	0.105	0.060
Sortie Kouego	42.6	46.4	30.4	66.6	75.7	52	0.507	0.875	0.214
Entrée Tiéma (zone Marché)	26.3	24.3	17.2	41.2	46	37.3	0.158	0.233	0.098
Ecole primaire- centre de santé Tiéma	22.4	21.1	18.6	36.3	41.8	32.5	0.071	0.083	0.054
Ecole Primaire (entrée Bangana)	20.1	24.6	15.4	35.9	38.2	29.2	0.062	0.068	0.041
Sortie Bangana	23.5	23.9	17	30.5	33	27.7	0.116	0.166	0.086
Point de mesure en forêt (Contrôle)	10.7	9.2	-	22.3	24.3	-	0.053	0.056	-
Air quality limit values set by the decree N°2017-125 du 22 février 2017	25 µg/m3			50 µg/m3			100 mg/m3
Limit values according to WHO	25 µg/m3			50 µg/m3			nd

Table 135 shows the average concentrations of air pollutants. The targeted ambient air pollutants have concentrations below their detection limits and the regulatory limit values.

Roxgold Report № R2020.002	330

Table 135:      Average concentration of air pollutants

Sampling Points Locations	Air Pollutants
	CO	SO2	NO2	COV
Carrefour Gbolo	‹LD	‹LD	‹LD	‹LD
Ecole Primaire Kouégo	‹LD	‹LD	‹LD	‹LD
Sortie Kouego	‹LD	‹LD	‹LD	‹LD
Entrée Tiéma (zone Marché)	‹LD	‹LD	‹LD	‹LD
Ecole primaire-centre de santé Tiéma	‹LD	‹LD	‹LD	‹LD
Ecole Primaire (entrée Bangana)	‹LD	‹LD	‹LD	‹LD
Sortie Bangana	‹LD	‹LD	‹LD	‹LD
Point de mesure en forêt (Contrôle)	‹LD	‹LD	‹LD	‹LD
Air quality limit values set by the decree N°2017-125 du 22 février 2017	10000 µg/m3	20 µg/m3	40 µg/m3	-
Limit values according to WHO	-	20 µg/m3	40 µg/m3	3 ppm

LD: Limit of Detection

The acoustic study conducted in the area of indirect and direct influence of the project, represented by the surrounding localities and the Gbolo intersection, indicates a relatively average noise level overall during the day and night (Table 136). However, the localities of Kouégo and Gbolo have the highest noise levels. The sources of noise are almost all related to road traffic and human activities of local residents.

The daytime sound level (LAeq) recorded in the villages Gbolo, Kouego, Tiema, Bangana and at the control point in the forest varies between 35.8 dB(A) and 53.28 dB(A). Over all the measurements, the daytime noise level is below the IFC guidelines of 55 dB(A) for the period from 7 am to 10 pm. The sound level (LAeq) at night recorded in the villages Gbolo, Kouego, Tiema and Bangana varies between 37.40 dB(A) and 45.10 dB(A). Overall, the night measurements, the only noise level at the exit of the locality of above the IFC guidelines is the one at Kouégo.

Table 136: Comparison of average noise levels with SFI standards

Sampling Point Locations	Day sound levels (LAéq) (07h 00-22 h 00)	Night sound levels (LAéq) (22h 00-07 h00)
Carrefour Gbolo	52.05	44.67
Ecole Primaire Kouégo	48.23	39.94
Sortie Kouego	53.04	45.09
Entrée Tiéma (zone Marché)	48.68	43.82
Ecole primaire-centre de santé Tiéma	47.62	37.40
Ecole Primaire (entrée Bangana)	46.55	39.25
Sortie Bangana	48.08	41.36
Point de mesure en forêt (Contrôle)	35.80	37.40
Normes SFI	55	45

Roxgold Report № R2020.002	331

Pedology

The soils of the area are grouped into three main units, based on their morphological characteristics (Figure 192):

•         Eutric Leptosol (humic) : LP-Eu-hu

•         Ferralic Acrisol (nitic) : AC-fl-ni

•         Acric Plinthic Ferralsol (manganiferric): FR-pl.ac-mf

735000
738000
741000
744000
747000
N
894000
890000
886000
882000
888000
Bangana
Tiéma
Kouégo
Légende
Localité
Eutric Leptosol (humic)
Ferralic Acrisol (nitic)
Acric Plinthic Ferralsol (Manganiferric)
Ferric Lixisol (Epidystric)
Eutric Oxygleyic Gleysol (Humic)
0 0.75 1.5 3 km

Figure 192:     Map of soil units

Roxgold Report № R2020.002	332

i.	Chemical Soil Characteristics

The Eutric Leptosol and Ferralic Acrisol are slightly acidic and the Acric Plinthic Ferralsol is acidic. Their nitrogen content is below 0,1% N total, but they have very good levels of organic matter (C/N above 100). Therefore, the C/N ratios of soils are very high. The soils are very poor in available phosphorus (P ass below 1ppm). The Soil Cation Exchange Capacity of Eutric Leptosol and Ferralic Acrisol is good, and that of Acric Plinthic Ferralsol is average. The calcium, magnesium and potassium levels are favourable which supports reasonable levels of exchangeable basic cations.

ii.	Suitability of the Soil

Due to the morphological characteristics, the Eutric Leptosol tends to only support shallow rooting crops and at low crop density. The Ferralic Acrisol is more favourable for subsistence and vegetable crops whose rooting is shallow, and less favourable to the area’s cash crops such as cashew and cocoa. The evaluation of the soils is based on identifying, through the observation of the main morphological characteristics and the chemical analysis of the soils, the favorable characteristics and the factors limiting to optimal and sustainable plant growth. It makes it possible to classify soils in Orders of Ability (S) and non-Ability (N). The Order of Ability is subdivided into sub-orders of Strong Ability (S1), Moderate Ability (S2) and Marginal Ability (S3). The Acric Plinthic Ferralsol presents predispositions favourable to these cultures. Thus, the Eutric Leptosol can be classified under the S3 suborder, where the Ferralic Acrisol and the Acric Plinthic Ferralsol, respectively under suborders S2 and S1. From a chemical point of view, soils are not favourable for optimal crop production because they are low in nitrogen and very low in available phosphorus, two important elements for their growth and development.

20.2.3	Biological Environment

Flora

Data collection required two complementary field survey techniques. These were the surface survey (also known as quadrat) and the roving survey (also known as transect). Figure 176 presents the location on the sites sampledand include Ancien, Antenna, Agouti, and Boulder deposits, the Dam site, road linear (Koula area), the site of the power lines (33 Kv and 90 Kv) and P3 prospect. Participative consultation of the nearby communities was also conducted to complete the data collection.

Following the sampling, the total number of species inventoried for the different vegetation types was determined. For each of the inventoried species, the family, genus, biomorphological type, phytogeographical distribution and the use made of the species by local populations was noted. In addition, the list of inventoried species was cross-referenced with those of the IUCN red list (2018) and the rare and threatened species of Aké-Assi (1998), and also with the list of endemic species. Species endemic to the West African forest blocks (GCW) among which those that are specific to the Ivorian territory are designated by GCi (Guillaumet, 1967; Aké-Assi, 1988). Species endemic to the forests of the High Guinean phytogeographic region are designated by HG (High Guinea). Species on the IUCN Red List (2008) and those designated GCi and HG deserve special attention. The appropriate management measure is usually ecological compensation, which allows any project to be developed by creating habitat conservation areas that ensure the perpetuation of special-status species and the conservation of wildlife.

Roxgold Report № R2020.002	333

Figure 193: Distribution of the different sites sampled

In Antenna, Agouti, Boulder areas, 38 quadrats have been surveyed. The majority of the plots belong to formations such as shrub savanna, gallery forest, cocoa plantation and tree savannah, with 11 plots being characterized by anthropized natural vegetation formations (fallows, plantations and maize fields).

For the linear Access Road, Power Line, P3 Prospect and Ancien deposit, a total of 73 sample plots were surveyed.

Roxgold Report № R2020.002	334

The results of the surveys showed that the vegetation in the study area is represented by eight types of land use: dry dense forests; secondary forests; gallery forests; open forests; tree savannahs; shrub savannahs; fallow land and crops. The most common land uses are crops, including cocoa and cashew plantations, gallery forests, tree savannahs and shrub savannahs. In Antenna, Agouti, Boulder areas, botanical investigations have identified 354 species divided into 243 genera and 83 families. The most species rich families are Fabaceae, Rubiaceae, Euphorbiaceae, Caesalpiniaceae, Poaceae. The richest genera are the genus Ficus (8 species), the genus Combretum (7 species), the genus Cissus (6 species), the genus Dioscorea (5 species) and the genus Solanum (5 species). Of the 354 species identified in the study sites, 27 species have a conservation status (endemic species and rare or endangered species). The presence of these species with special status does not constitute a legal obstacle to the development of the project, but conservation and/or compensation measures will have to be implemented depending on the footprint of the project and according to the level of impact on the biodiversity. The map below shows the distribution of special status species in Antenna, Agouti and Boulder deposits areas.

738500
741000
742500
744000
897000
895500
894000
500 0 500 1000 1500 m
N
Légende
Espèces à statut particulier
Afzelia africana
Albizia ferruginea
Amorphophallus accrensis
Anthocleista nobilis
Cola caricaefolia
Cyphostemma ornata
Dalbergia oblongifolia
Detarium microcarpum
Diospyros heudelotii Hiern
Diospyros vignei
Entandrophragma angolense
Eriosema molle
Ficus platyphylla
Garcinia afzelii
Hippocratea vignei
Khaya anthotheca
Khaya ivorensis
Khaya senegalensis
Lannea nigritana
Milicia excelsa
Mussaenda chippii
Nesogordonia papaverifera
Pararistolochia leonensis
Pavetta lasioclada
Samanea dinklagei
Syzygium guineense
Uvaria tortilis
Site 1
Site 2

Figure 194:       Map of the distribution of special status species (Antenna, Agouti, Boulder areas)

For the roads and Koula area, the analysis of the data obtained shows 236 species divided into 183 genera and 70 families. The families with the highest number of species are, in order of importance, Rubiaceae (18 species), Fabaceae (17 species), Caesalpiniaceae (14 species) and Euphorbiaceae (14 species). The most represented genera are the genus Ficus (6 species), the genus Terminalia (5 species), the genus Combretum (4 species), the genus Diospyros (4 species) and the genus Uvaria (4 species). Of all the species surveyed, 17 have a conservation status. The distribution of these species is shown in Figure 178.

Roxgold Report № R2020.002	335

Figure 195: Distribution of special status species (roads and Koula areas)

For Ancien deposit and P3 prospect, the study of the flora has identified 214 species of plants in the two sites (Ancien and P3); Ancien with 159 species and the P3 with 133 species. All species are divided into 158 genera and 59 families. The families with the highest number of species are Rubiaceae (17 species or 7.93%), Fabaceae (16 species), which represents 7.47% of all species recorded. Then come the family Euphorbiaceae with 13 species (6.07%), Moraceae (11 species equivalent to 5.14%) and Caesalpiniaceae (10 species, or 4.67%). Twenty-two (22) families are monospecific. There were 20 special-status species, 15 of which were found in the Ancien deposit area and 11 in P3 prospect. These 20 species are represented by 91 individuals. Eight endemics are recorded, 9 vulnerable according to IUCN (2018) and five (5) considered as rare plants in danger of extinction according to Aké-Assi.

For the powerline’s areas, botanical investigations have identified 95 species in 82 genera within 39 families. Ten genera contain at least two species and 72 genera contain only one species. Most of the genera recorded in the plots are therefore represented by a single species. Thus, the most represented genera are Diospyros, Ficus and Uvaria with three species each and Andropogon, Jasminum, Khaya, Lannea, Pavetta and Terminalia with two species each. The families with the highest number of species are Rubiaceae (8 species), which represents 9% of all recorded species. Then come the Caesalpiniaceae and Euphorbiaceae families with 7 species each (6%), Annonaceae and Poaceae (6 species, i.e. 6%), Anacardiaceae and Fabaceae (5 species, i.e. 5%). Thirty-two (32) families include at least 1 species each. These families alone represent 54% of the plant species recorded. Of all the species recorded on the 33 KW power line, eight (08) species represented by 25 individuals have a conservation status. Among these, there are 3 endemic species, 4 vulnerable species according to the IUCN and 2 species identified by Aké-Assi locally as Rare Pantes in danger of extinction. Figure 179 shows the distribution of special status species in powerlines areas.

Roxgold Report № R2020.002	336

Figure 196:       Distribution of special status species (power lines areas)

The project area being extensively occupied by local communities, the flora is used by the populations in nine categories of usage, the most significant of which are the use for medicinal, food, building and combustion purposes. The medicinal use being the most important of all with 75 species. As for the other uses, namely the uses for cosmetic, medico-magical, cultural, fodder and artisanal purposes, they are seldom solicited by the populations.

Roxgold Report № R2020.002	337

Based on the results of the surveys, participatory biodiversity programs will be implemented to ensure the conservation and/or compensation of the flora disturbed by the project footprint according to the actual level of impact on biodiversity.

Fauna

These sampling sites were chosen after prospective field trips in order to better understand the heterogeneity and diversity of the environments and therefore of the biotopes. This first phase of study allowed to retain the land use as the main criterion for choosing the sites to be sampled. Based on this selection criterion, four main habitat types (savannahs, fallows and plantations, forests and water bodies) were identified and sampled. The project area does not include any international, national conservation or protected areas.

A comprehensive list of species observed was compiled and the geo-referential coordinates and habitats of the transects walked were recorded. The main method used in the bird survey during this study was to observe birds by walking slowly through selected habitats in the study area. The mammal inventory consisted of ethnozoological interviews in the villages, the large mammal inventory, and the terrestrial small mammal inventory.

Using QGIS3.2.3 Valmiera software, the geographic coordinates of the observation routes were projected onto the project area map (Figure 197). The data collected on the mammalian fauna in particular, are processed from descriptive analyses using XLSTAT Pro software. The results of these analyses are presented as numbers, proportions, and frequencies of observations at the level of the different habitats in the study area. The conservation status of each species was determined according to the IUCN Red List of Species (2019) and Birdlife International (2018).

For bird biodiversity, the baseline study identified 140 bird species with a total population of 1861 individuals, distributed among 42 families in all the habitats inventoried. None of these species are protected (Birdlife International ,2018). They all belong to the Least Concern (LC) category. The analysis of the results shows that the family most represented in terms of the specific size is that of the Cisticolidae with eight species. It is followed closely by that of Accipitridae and Buceritidae with seven species each. Then come those of Columbidae (six species) and Musophagidae and Ploceidae with five species each. These six main families contain more than one third of the number of bird species in the study area. Two inventoried species (francolinus ahantensis and Musophaga violacea) are endemic to West Africa.

For the mammalian wildlife, the red monkey (Patas), the white-nosed petaurist, the savannah hare, the African civet, the Red-flanked duiker, the harnessed bushbuck (guib harnaché), the green Vervet monkey (callitriche), and the squirrels are the most frequently encountered (frequency between 0,05 and 0,1) on site. However, some species such as the genet (Génette Tigrine), the Brown Mongoose, the Great African Grasscutter, the Buffon Kob, the Maxwell's duiker with frequencies between 0,015 and 0,049 were infrequently encountered during this survey. The species rarely encountered during surveys are among others the Reedbuck (redunca), the Bush-Tailed porcupine, the Red Mongoose and Bats.

Roxgold Report № R2020.002	338

Figure 197:      Distribution of observation points for the Fauna the study

At the ethno-zoological level, the presence of 52 mammal species has been reported in social surveys carried out in villages in the project area. All reported species are distributed among 21 families and 10 orders. The Ketartiodactyl order is the most diversified with 16 species. It is followed by rodents (12 species), Primates (9 species) and Carnivorous (8 species). The least diversified orders are Pholidotes (2 species), Hyracoids, Proboscideans, Tubulidentates and Lagomorphs (one species each). With regard to the conservation status at the international level, certain species such as the Hippotrague, the Giant Pangolin, the Sooty Mangabey, the Baboon, the Chimpanzee and the African Elephant were reported during the populations’ interviews as having been present in the area, but no species considered vulnerable, threatened or protected was observed during the various surveys of the different habitats. This is most likely due to highly anthropized habitats. Agricultural activities, artisanal gold mining, and the raising of grazing animals are practiced in the area of the project. The pressure of human activities in the area has led to the establishment of new vegetation formations in favor of the forest and savanna. In general, the habitats mainly observed are degraded with disturbed soil.

Finally, the fish population inventory of the area identified the most important family in number of species observed as the Cyprinidae with 3 species. It is followed by Cichlidae with 2 species. Alestidae and Poeciliidae are each represented by one species. The three species (Enteromius pobeguini, E. trispilos and E. ablabes) from the Cyprinidae family are the most extensively fished. No species in this study has a special conservation status.

Roxgold Report № R2020.002	339

Local people have strong and diverse ties to mammalian wildlife. In addition to being consumed as bushmeat, wildlife is used in the villages visited for several other purposes. According to those interviewed, wildlife is important to the people for economic, cultural and therapeutic reasons. For example, the horns of large mammals (hippotrague, hartebeest) were used as a symbol of local masks, and also served as flutes for village and even field gatherings and alerts. Skin (antelope, duiker, tragelaphus, and primates) was used to cover drums, fetish bags, for prayer holders or for sharing hunting spoils, and for home decoration. The waste of wild animals (elephant, chimpanzee) and certain parts of these animals were used for the treatment of infantile diseases (pain and general weakening). The left hand of the aardvark was considered to be very mystical, hence it was quickly snatched from the hunter to be kept by the guardians of the tradition (land chief). The abdominal carapace of the turtle, burned and combined with the fat of wild animals, is used to treat chest pains and asthma.

20.2.4	Social Environment

General Context

i.	Administration and Population

The Séguéla Department was created by law n°69-241 dated 9 June 1969 and reorganised by law n° 79- 409 dated 21 May 1979. It is part of the Worodougou Region. It counts eight (8) sub prefectures (Séguéla, Dualla, Massala, Sifié, Worofla, Bobi, Diarabana, Kamalo). The population of the Séguéla department is estimated at 198,445 inhabitants (Table 137) with a density of 17 inhabitants per km2. The population is composed of 105,493 men (53.13%) and 92,952 women (45,87%) according to the 2014 general population and housing census. This population is composed of 35.71% urban and 64.29% rural.

Table 137: Distribution of Population by Location

LOCALITIES	POPULATION		TOTAL
	MEN	WOMEN
SEGUELA	32 299	31 475	63 774
BOBI -DIARABANA	14 012	11 237	25 249
DUALLA	4 130	4 000	8 130
MASSALA	11 817	11 204	23 021
SIFIE	12 231	11 436	23 667
KAMALO	5 271	4 512	9 783
WOROFLA	25 733	19 088	44 821
DEPARTEMENT SEGUELA	105 493	92 952	198 445

Source : INS : RGPH 2014

ii.	Economic Activities and Sources of Income

The geographical diversity of Séguéla Department makes this region an agricultural area. Agriculture in the Department is still traditional based on mostly archaic and rudimentary tools. However, recent years have seen the introduction of modern agricultural equipment with the arrival of projects in the district. The agricultural activity of the department is essentially based on the cultivation of cashew nuts, cotton, coffee and cocoa, and rubber trees. This activity benefits from the support of several technical support structures and other non-governmental organizations working in this field, such as ANADER (National Agency for Rural Development), CIDT (Ivorian Company for Textile Development), IVOIR CAJOU, SECO (Société d'Egrenage du Coton de Ouangolo), CAFE-CACAO COUNCIL and ANACARDE COTTON COUNCIL.

Roxgold Report № R2020.002	340

The cash crops are practiced by both local and non-native populations. However, there is a strong predominance of Baoulés and Burkinabé in the coffee and cocoa farming. Farming of cotton and cashew nuts is popular with local people.

The district is also full of large mango orchards that are managed traditionally. Besides mango, the fruits of the cashew are prized for their therapeutic function as they are considered antibiotics. They are harvested for self-consumption but are rarely commercialized.

Subsistence crops and vegetable crops are generally farmed by women. The rice that is found in the area is grown in the lowlands and rain fed. Maize, soy and beans are grown in association. Maize is considered the staple food of local and foreign populations.

Starchy foods such as cassava and yams have been adopted by local populations in the Department. They were introduced to the Department by neighbouring Gouro people and have experienced a boom with the arrival of the non-native Baoulés.

The animal-tending activities in the Department are of traditional and semi-modern type. These activities are improving with the support of governmental structures including National Agency for Rural Development (Agence Nationale d'Appui au Développement Rural-ANADER) and the Veterinary Services of the Regional Directorate of Animal and Fisheries Resources. There is also traditional animal-tending which concerns the breeding of cattle, sheep and few pigs.

The poultry sector can be subdivided into two main parts:

•         Traditional poultry farming, widespread in households

•         Modern poultry farming of broilers and layers, practiced by “industrial groups”

In addition to these, there are non-conventional farms such as: beekeeping, rabbit breeding, snail farming, fish farming. Artisanal fishing is practiced near the main rivers by the non-native Bozos. Hunting, the main activity of the Dozo Brotherhood, was abandoned following its ban due to the Ebola haemorrhagic fever disease.

Artisanal mining has experienced a significant boom in the Department in recent years with the involvement of local populations, both male and female, but especially non-native.

iii.	Infrastructures and Equipment

The Department's road network is in bad condition in places due to heavy rains and the passage of heavy trucks. No rehabilitation projects to repair the roads are currently active in the Department. However, the asphalting of the Séguéla Airport project by IBOMAF is ongoing (commenced in 2019).

Electricity coverage for the Department has gone from 27.44% (1960-2011) to 68.90% (2011-2018). Forecasts project coverage of 84.15% for 2019-2020 (Table 138).

Roxgold Report № R2020.002	341

Table 138: Electricity coverage in the Department of Séguéla

Year	Number of localities	Coverage (%)
1960-2011	45/164	27,44%
2011-2018	113/164	68,90%
2019-2020	138/164	84,15%
2020-2025	164/164	100%

The Department includes one Regional Hospital Centre (CHR), six Urban Health Centres and 11 Rural Health Centres, nine Rural Dispensaries all attached to the Worodougou Health District. They provide the health coverage for the Department. In addition to this public infrastructure, there is one private infirmary and two community pharmacies; 13 pharmaceutical depots. The Hospital Centre capacity has 111 beds, 59 of which are covered. Regarding rolling stock, the Worodougou Health District has13 ambulances (five in poor condition), 13 motorbikes, 30 bicycles and one light vehicle.

The national education sector is represented at the local level by kindergarten institutions, primary and secondary education. For pre-school, public and private primary education, there are 130 schools, including one private Catholic Primary School, two Koranic schools (one is not accredited). For secondary education, there are six public institutions: the Séguéla Modern high school, the BAD middle school, the Sifié Modern middle school, the Massala Modern middle school, the Séguéla girls’ high school and the Worofla Modern middle school. The private schools are: Lasano middle school and Séguéla Elite middle school, Worodougou middle school and Séguéla IVAB middle school.

The transport of people and goods by land is handled by three companies: ST, ABASS transport and HASTA transport with a minimum of four connections per day to Abidjan. The internal transport in Séguéla is covered by taxis and motorbike taxis.

The Department registers nine different professions/trades. All of these trades depend on the Organisation of Professional Bodies and the Departmental Interprofessional Committee. These trades are:

•         Metro-mechanics (welding, blacksmith, motorcycle mechanic, motorcycle repair)

•         Wood (woodwork, carpentry, cabinet maker)

•         Civil engineering (tiler, painter, electricity, etc.)

•         Textile (tailor, shoemaker, etc.)

•         Clothing

•         Leather and skin

•         Craftsmanship (pottery, jewellery, etc.)

•         Services (photography, hairdressing, etc.)

•         Hygiene and food (bakery, mill, etc.)

In the project area, four main infrastructures have been identified:

•         The national road (dirt road type B) between Séguéla and Tiéma

•         A high-voltage (90kV) power line

•         A low-voltage (33kV) power line

•         A radiocommunication and broadcasting antenna tower

Roxgold Report № R2020.002	342

iv.	Religion

The main religion is Islam with a minority of Catholics and Protestants. It is important to indicate the presence of several other religious formations such as the Assemblies of God, the Baptist Protestants Works and Missions, the International Pentecostals, the Celestial Renewal Churches. In terms of traditional beliefs, the Department has many places of worship such as: the sacred river of Oussougoula, the DOH, etc. Popular celebration ceremonies are performed with the performance of sacred masks.

Villages Neighbouring the Project Site

i.	Kouégo

Kouégo was created by Coulibaly Massedia. Having left what is known as current Mali, he settled in the area during the colonial period. Thus, the Coulibaly are the chiefs of the village of Kouégo. The population of Kouégo is estimated at 3,045 inhabitants including 1,827 men and 1,218 women according to the 2014 census. This population is composed of the natives of the zone made up of five families who are the descendants of the founder of the village (Coulibaly Massedia). They are Gbofralouman, Tuèkoi, Touka, Biningouda and Gbinin. In addition, natural resources and especially artisanal mining have resulted in a large migration of non-native populations near or close to the study area, mainly the Sénoufo, followed by the Baoulé, the Gouro, the Wan, the Wobe, the Mahou, the Koyaga and the Koro. The village also records nationals of sub-regional neighbouring countries such as Burkinabe, Malians, Guineans, Togolese, Mauritanians, Nigerians, Nigeriens, Ghanaians and Beninese.

Kouégo is part of the Nigbi township (“canton”). The organisation of traditional chieftainship is based on the classical system, i.e. a village chief and notables. In Kouégo, the functions of village chief and chief of land are distinct. They are exercised by two different people belonging to the Coulibaly family. The chief of land is the first authority of the village. The village chief is the second authority. Then comes the notability, followed by the president of the youth who is appointed by his peers and the president of the women chosen among the women of the village. In this society called Worodougoukan, the function of village chief is inherited from the paternal family. The village chief comes from one of the five Coulibaly families. This chief has an administrative role. He is appointed by the council of elders gathered in assembly. Thus, it is up to the elders to decide and appoint the village chief (Tuêkoi). Notables are invited to this assembly, but they have no voice in the decision. The chieftaincy is cyclical, all the subgroups of the Coulibaly family are entitled to the reign. The village chief is helped in his task by the notables. Each family (Lou) suggests one person to be notable. Governance of the village system is an open one. It often allows participation of the youth president and the women's president in decision-making meetings. However, the guests are passive in decision-making.

In terms of association, there is one association in the village. This cooperative called yéyé is owned by young women.

Two types of building structures coexist: so-called modern and traditional. Most structures in the village are of modern type built from materials such as cement and sand. Some concessions are huts made of bare dirt and covered with thatch. The village is subdivided in several neighbourhoods. Neighbourhoods are formed based on large families. Thus, each large family court is a neighbourhood. There is the Coulibaly neighbourhood, the Diomandé neighbourhood, the Bakayoko neighbourhood, the Traore neighbourhood, etc.

Roxgold Report № R2020.002	343

Land is a collective held by a patriarch. The land manager is the eldest in the family andevery young person in the family receives a portion of the father's land who distributes the property as he sees fit. In addition, each young person is required to report their farm work to this elder. Land is acquired by inheritance. Nowadays, land rental is widespread and therefore farming-to-share is the most prominent mode of access for foreigners.

In terms of infrastructures, the Kouégo village counts:

•	Education: six classrooms.

•	Health: there is no medical centre or maternity unit, which leads the patients to go to Séguéla or Tiéma.

•	Communication: MTN and Orange mobile phone networks are available in the village. National TV and radio stations broadcast in the village.

•	Electricity: two-third of the village is covered by the electricity grid.

•	Water: presence of a water tower and supply network.

Kouégo’s economic activity is based on agriculture and artisanal mining. Agriculture in Kouégo village is a subsistence typeand dependent on climatic variations. The main crops grown are food crops (rice, maize, cassava, okra, peanut). Farmers plant cashew and cocoa as perennial crops with Cashew the main source of income for farmers. Livestock breeding is traditional and mainly concerns sheep and poultry, whereascattle raising is on an itinerant basis with herds owned by the Fulani and some peasants. There are more than 10 shops in the village as well as two cooperative organizations. The artisanal mining activity is present in the area and is carried out with the authorisation of the village leaders and landowners. This generates direct and indirect income, particularly with related activities such as small businesses, restaurants, etc.

Religions present in Kouégo are Islam, Christianity, and Animism with Islam the main religion. The village has two mosques including a central mosque to officiate the Friday prayer. Christians are represented by the Assemblies of God with four churches, Catholics have one church and Protestants have two churches. In Kouégo, the Coulibaly family leader of the chieftaincy has two totems: the elephant and the red doe. In addition, the village land has several sacred places and places of worship:

•         The sacred woods on the village coast, called Fouema.

•         A stone where worship takes place, called Gbeguiegawa.

•         The cabin of the founder Tegbèdri.

•         A flat rock called Fiafor.

•         The base of the village called Miachia.

Kouégo village counts several cultural elements and events. For example, there are many musical instruments, such as the horned flute called bututé and the big drum called sadjo. On the events front, there is the traditional wrestling called mandja, the women’s dance called soubè, and the girls’ dance that takes place after farms works called gbangnannieu. The local Worodougoukan people have three celebrations: Maulid, Ramadan and Eid-al-Adha. The village has only one cemetery.

ii.	Tiéma

Tiema is the derivative of Tchinman which means white sand in Worodougoukan. This village was founded during the colonial era by Coulibaly Yinfeuba who had come from what is Mali today, in search of a site suitable for agriculture. Coulibaly Yinfeuba accompanied by his younger brother migrated successively from Mali to Séguéla, from Séguéla to Bereni-Dialla and finally to Gbemananwhere the two brothers were attracted by the natural assets of other villages. The youngest brother settled in Kouégo and the eldest in the present village of Tiéma, which was an area rich in watercourses, suitable for agriculture. The village is run by the Coulibaly family, as landowners and chiefs of the village. According to the 2014 general population census, the population of Tiéma counts 1,120 inhabitants including 594 men and 526 women. The village is made up of local Worodougoukan people consisting of nine families. These are Coulibaly (Gninflana), Barakorola, Traore, Oulauna, Kadonidjan, Gbazazie, Djanyouleye, Bieka, Fofana (Nounakouna). The local communities are composed of two ethnic groups namely the Sénoufo and one Baoulé and his wife. Foreign communities are represented by Burkinabe and Guineans.

Roxgold Report № R2020.002	344

In the Worodougoukan society, each large family is led by an elder, the oldest of the lineage. The oldest of the heads of the Coulibaly families is the chief of land. The latter is helped in his task by the heads of families or Gbatigui. The village chief is appointed by the chief of land under the control of the village elders and each village chief is assisted by a secretary and notables (mostly from the Traore family). Thus, the chieftaincy is composed of the chief of land, the chief of the village, the notables and the chiefs of the nine major families. In addition to the chieftaincy, the social organization attaches importance to the youth president and the president of the women. These two villages authorities participate in decision- making during meetings.

Two types of habitat dominate the Tiéma village landscape: (1) a few huts built in clay covered with straw; and (2) modern houses built from materials such as cement.

Islam is the village’s main religion. The village has two mosques including a central one serving the Friday prayer service. Christians are hardly represented and have no church. Animism is no longer practiced in the village, however, there are three places of worship:

•	The rock, called Maintien.

•	The mountain, called Yopé, a place where a stranger cannot eat the animals made as an offering; The Yopé is worshipped before hunting is open in the village.

•	The pond called Samou, a place forbidden to cobblers and amulets.

There are several cultural events to celebrate the Worodougoukan society of Tiéma. All age groups are involved in cultural events. For men, there is the kass which is a dance, the madjo which is wrestling, the gbefor which consists of making music with a trumpet. For women, there is yéyé and gabagnandon carried out by young women. The village has five holidays; the Maulid, Tabaski, Ramadan, the football tournament (maracana) and the annual festival organized by the village. Tiéma invites the populations of all four other neighbouring villages (Kouégo, Bangana, Bonna, Gbemanan) to these different festivals.

The economic activity of Tiéma village is essentially based on agriculture and traditionally on artisanal gold mining. Agriculture is the main economic activity of the Worodougoukan society of Tiéma. This agricultural economy is characterized by the importance of cash crops and subsistence crops. The cash crops are mainly cashew nuts and cocoa. These types of farming are generally held by men from local populations. Large plantation owners can earn between 1 and 3 million FCFA per year in the commercialization of cashew nuts. Subsistence crops include: rice, yams, potatoes, cassava, maize, etc.

In the Worodougoukan community of Tiema, land is an inalienable asset whose management depends on a family head. Therefore, women and youth work for this head who allocates parcels according to the needs of each. This use of this land is a gift from the family head.

Roxgold Report № R2020.002	345

The village counts three cooperatives while the youth have two cooperatives with the cooperatives helping to provide labour for field work. In addition to cooperatives, several self-help organizations that organize work for its members and foreigners are present. The work tariff for members rises to 6,000 FCFA per day and that of foreigners 10,000 CFA per day. The women have a cooperative called Binkeleman which means in local language understanding, cohesion. The association has land that has been assigned to it by the chief of land.

The artisanal mining activity started in Tiéma more than 30 years ago and initially started by women in 1982. Following the women, Malians came in prospecting and began mining for gold via small scale shafts. Today, with the government ban on artisanal mining, there are no more artisanal gold miners in the village except a few women who continue to do small scale panning.

Animal herding is traditional in Tiéma village, generally consisting of small ruminants: sheep and goats that belong to the village inhabitants. Itinerant cattle herding is also present, mostly by Fulani herdsmen.

The village of Tiéma has:

•	A primary school, including 6 classrooms and created in 1976

•	A modern infirmary

•	A water tower

•	A village water pump

•	Shops for trade

•	A football field

iii.	Bangana

In Worodougoukan, Bangana designates a species of grass, Bongongbè. This village is composed of four neighborhoods: Worodougou, Baoulé, Sénoufo, and Mossi with nearly 100 lots. The Bangana village was founded by Traoré Mebochiè aka Issiaka in Malinké, during the colonial era. The local Worodougoukan people have only one surname, Traoré.Bangana village consists of a population made up of local Worodougoukan, non-native and non-indigenous populations. Bangana is made up of three families who live with one family from Kouégo. Bangana is host to a more diverse range of people where new populations have settled to carry out agro-pastoral and commercial activities: the Burkinabé being the majority, as well as the Fulani (Guinea), the Sénoufo, the Baoulé, the Gouro and the Mauritanians. According to the 2014 general population census, this locality counted 991 inhabitants of which 516 men and 475 women.

Bangana is one of the localities in the Nigbi township (“canton”). Organization of the chieftaincy is similar to that of neighbouring Kouégo and Tiéma communities with the top of the hierarchy land chief and the village chief. The land chief is the repository of tradition and the direct representative of the ancestors. He has the traditional power while the village chief has the administrative and political power of the village. The head of the village and the notables are all from the Traore family. The village chief has an office composed of a secretary and a few members. The appointment of the village chief is done by consensus; he is named further to a meeting held among heads of families.

Since 2014, significant immigration of foreign communities has been recorded in Bangana with a population now estimated at about 2,100 people. This population carries out 3 main activities: (1) agricultural; (2) artisanal mining; and (3) commercial.

Roxgold Report № R2020.002	346

Muslims are the major community in Bangana, with two mosques established. The Christian community is also present in the village and have five churches. Animism is also practiced in the village with eight sacred acknowledged, and located either inside or outside the village. These sacred sites are represented by:

•	A tree surrounded with rocks, called Siating.

•	The corner of a pond, called Segimba.

•	A rock placed at the foot of a tree, called Dougoudahoulé. This sacred site is forbidden to foreigners.

•	A pond next to a tree, called Banawô.

•	A pond, called Kouheukouê.

•	A rock, called Biguèfla.

•	An artificial water damming, called Biatini.

•	A tree, called Fiakô.

Bangana is host to several socio-cultural events. Among those are:

•	A dance by youth, called Kass

•	A dance by women, called Yéyé

•	A dance organised by children

20.2.4.1	These socio-cultural events are part of three annual celebrations: Maulid, Ramadan and Eid al- Adha. During those festivities, other villages (five villages) are invited.

Economically, agriculture is traditionally carried out for both subsistence crops and cash crops. Subsistence crops are mostly managed by women. They are a source of income for women and predominantly consist of peanut, okra, beans, kassava, lowland rice andyam. The women have an association called yerelo which mainly deals with the farming of kassava whereas cash crop farming (cashew nut and cocoa) is mainly men’s business and income generated by the production of cashew nuts can be upwards of 500,000 FCFA / year. Cotton is the business of the Bangana Sénoufo community. In the Bangana Worodougoukan community, several youths are landowners having been gifted land by their fathers. When a father dies, the youth inherits his land. Foreign communities may participate in the land development, but they must go through the tutoring system or the planting-for-sharing system. The commercialisation of cashew production is the primary source of income for farmers.

Animal-tending is traditional and mostly deals with small ruminants such as sheep and goats for local consumption. Cattle herding is generally practiced by Fulani herdsmen.

There is some artisanal gold mining activity in Bangana with mining dating back more than 30 years and it is generally practiced during the rainy season. by women and children carrying out small scale alluvial mining and panning. Between 2009 and 2010, foreigners such as the Burkinabé, brought new mining techniques (crusher, gravimetric table, etc.) changing the way to exploit the deposits.

Roxgold Report № R2020.002	347

Bangana village has access to:

•	Electricity

•	Education with six shed-type classrooms (traditional construction), five teacher rooms, three classrooms with desks under construction; there is no school canteen

•	Water supply with two boreholes equipped with manually operated pumps

Community Health

The project area includes a rural dispensary located in Tiéma and whose health area covers 4 villages (Tiéma, Kouégo, Bangana, Bonna) and about 15 camps. It includes a population of 7,740 people. The average number of expected births per year is 317 with an average of 17 deliveries per month in the health center and 3 home deliveries. Since 21 September 2015, the health center has recorded zero maternal deaths.

Among children aged 0 to 5 years, the primary causes of consultation are malaria, anemia and diarrhea with an average of 100, 80, 30 consultations per month respectively. Anaemia is attributed to malnutrition and diarrhoea associated with the consumption of non-potable water. These three pathologies are also the main causes of infant mortality with 2 to 3 deaths related to malaria per month, 2 to anaemia and 1 to diarrhoea. In adults, the main cause of death is pulmonary infections with cases usually evacuated to the Séguéla hospital.

Regarding vaccination coverage, 98% of the governmental objectives were met during 2019 with the vaccination program providingimmunisation against BCG, yellow fever, measles, polio, VIP, TD, ROTA, meningitis A, HPB (for girls aged 9 years, PCB 13 (pulmo). However, there is a lot of reluctance to vaccinate in Kouégo among the non-indigenous population.

With the artisanal gold mining activity, prostitution has taken on some importance in the area. This prostitution is often linked to HIV-AIDS issues. In February 2019, 102 prostitutes were registered in Kouégo, 50 of whom were tested, 15 of whom are HIV-positive. In Tiéma, out of 30 women screened, one is HIV positive. In Bangana, 5 prostitutes are HIV-positive out of about 30 tested. All the women declared HIV-positive are being treated with antiretroviral drugs (ARVs).

The staff of the dispensary and the health area is made up of a state-registered nurse who provides nursing care and deliveries, a state-registered nurse trainee, a ward boy and a ward girl (volunteers who are not paid), 6 community health agents who are health surveillance agents in the villages, with 2 in Kouégo, 2 in Bangana, 1 in Tiéma and 1 in Bonna.

Land Use and Agronomy

The land use is organized by the landowners (lineage) farmers or the land users mainly for agricultural and mining activities. In total, 268 people were counted in the area and are divided into the three (03) categories described below:

- The lineage: refers to the large family made up of relatives from the same founding ancestor. This family community is placed under the authority of an elder called the head of the lineage. This head of the lineage is responsible for managing the land of his or her lineage by ensuring its redistribution and managing conflicts arising from the occupation of the land. Four lineages have been identified in the project area.

- The household: The person from the family of the lineage or not settled directly by the lineage on the land of the lineage. 213 households were identified in the lineages.

Roxgold Report № R2020.002	348

- The farmer: The person who has been settled on the household's land by the household. 51 farmers were identified on household land.

Table 139 shows the distribution by category and by locality.

Table 139:	Distribution of Persons Identified by Category in the Project Right-of-Way

CATEGORIES	LOCALITIES		TOTAL
	KOUÉGO	TIÉMA
Lineage	02	02	04
Household	146	67	213
Farmers	0	51	51
Total	148	120	268

Table 140 shows the distribution of land area by lineage and locality.

Table 140:	Distribution of land area by lineage and locality

LIGNEAGES	Land area (HA)		TOTAL
	KOUÉGO	TIEMA
Ligneage 1	456	240	696
Ligneage 2	309	225	534
Total	765	465	1230

The crops grown on these areas declared by the different lineages are mainly cash crops, particularly cashew nuts and cocoa, which occupy almost all of the declared areas, with 612 ha (50%) and 576 ha (47%) respectively. Food crops occupy only 3% of the total (31 ha). Table 141 gives the distribution by crop, lineage, and village.

Roxgold Report № R2020.002	349

Table 141:	Distribution by crop, lineage, and village

Cultures	Declared crop area (HA)				TOTAL	%
	KOUÉGO		TIEMA
	LIGNEAGE 1	LIGNEAGE 2	LIGNEAGE 1	LIGNEAGE 2
Cashew nuts	171	77	208	156	612	50%
Cocoa	271	219	22	64	576	47%
Rice	02	05	07	0	14	1%
Peanut	0	0	01	0	01	0
Banana	02	0	0	0	02	0
Corn	0	08	01	0	09	1%
Manioc	02	0	0	0	02	0
Taro	02	0	0	0	02	0
Yam	0	0	01	0	01	0
Cashew nuts and Cocoa	06	0	0	0	06	1%
Fallows	0	0	0	05	05	0
Total	456	309	240	225	1230	100%

The lineages reported housing and transient shelters on their land. A total of 97 locations were identified on the land of the lineages, including 54 in the village of Kouégo where 83 families live (09 for lineage 1 with 37 families and 45 for lineage 2 with 46 families). As for the village of Tiéma, it records 43 housings and encampments with 49 resident families, including 04 for lineage 1 with 09 families and 39 for lineage 2 with 40 families.

Roxgold Report № R2020.002	350

20.3	Community Relations

20.3.1	Stakeholder Engagement

National Framework

In Côte d’Ivoire, consultative and participative approach is in many ways part of the society culture and of government’s organization with, for example, numerous decentralized structures and multi-stakeholders’ committees from the central government to the simple village. For instance, in the case of a large scale project like a mine, there are rules and regulations to ensure the implementation of standard engagement processes, such as the Law No. 96-766 of 3 October 1996 on the Environment Code which mentions that everyone has the right to be informed about the state of the environment and to participate in pre- decision-making processes that may have an adverse effect on the environment or the environmental permitting process that includes mandatory public consultations (Articles 35).

International Framework

Concerning international frameworks, Roxgold seeks generally to follow international best practices in corporate social responsibility whenever possible, with stakeholder engagement being an important pillar of its philosophy of good corporate citizenship. Roxgold has drawn guidance from a number of sources in its Corporate Social Responsibility policy, however, its engagement benchmarks largely focus on the IFC’s Sustainability Framework Performance Standard 1. This includes giving attention to disclosure, external reporting, community engagement and informed participation of project area stakeholders.

In addition, Roxgold uses guidance from recognised references such as Stakeholder Engagement: A Good Practice Handbook for Companies Doing Business in Emerging Markets (IFC, 2007) as well as A Strategic Approach to Early Stakeholder Engagement: Good Practice Handbook for Junior Companies in the Extractive Industries (IFC, 2013) or other documents from the Global Affairs Canada or ICMM.

Roxgold Framework

Roxgold recognises stakeholder engagement as a prerequisite for acquiring and maintaining the sustainable Social License to Operate (“SLO”) and as a core element for good social risk management. Roxgold therefore sees stakeholder engagement as a broader, more inclusive, and continuous process that should span the entire life of mine.

As a stakeholder engagement strategy, Roxgold embraces the following principles in its pursuit to exhibit exemplary corporate citizenship and maintain ongoing, inclusive dialogue with its stakeholders:

•	Utilize early, proactive, transparent and mutually acceptable consultation procedures with local stakeholders that include opportunities for discussion in advance of any action that may affect them;

•	Ensure meaningful information disclosure in an appropriate language or format, that is readily understandable and accessible to the target stakeholder groups;

•	Strive for participatory project planning and development with local stakeholders, which mitigates negative impacts and emphasizes benefit enhancement;

•	Seek the consent of affected communities without intimidation or coercion, in a timely manner and with the disclosure of relevant, comprehensible and accessible information;

Roxgold Report № R2020.002	351

•	Ensure respect for human rights, cultures, customs and values of those affected by Roxgold’s activities in all stakeholder engagement;

•	Facilitate two-way dialogue that affords all interested parties the opportunity to exchange opinions and information and to have any issues heard and addressed;

•	Seek inclusiveness in representation and communication with stakeholder groups, including the breadth of stakeholders (i.e. age, gender, ethnicity, vulnerable/minority groups);

•	Respect for local conventions, languages, timeframes and decision-making processes and protocols throughout engagement activities in our host country and communities;

•	Maintain a regular presence in local communities to develop and sustain personal company relationships and engender trust;

•	Assume accountability rooted in clear recording of all stakeholder engagement activities;

•	Implement context-specific risk management strategies, based on analysis of sound data and sourced from stakeholder engagement; and

•	Establish, propagate and evolve clear mechanisms for responding to concerns and suggestions, incorporating feedback into the project and reporting back to stakeholders.

Roxgold will engage stakeholders throughout the life of the project, with emphasis on local, project-area stakeholders. Different engagement contexts will be encountered, wherein stakeholders interact with a variety of Roxgold representatives and requiring different tools and approaches. This is carried out within the framework (Figure 117) of a control cycle which utilizes a methodology of engagement that operates as an ongoing process throughout the life of the mine. Within this system, it is essential that the diverse engagement activities be well coordinated and underpinned by clear standards, objectives, resources, procedures and metrics based on a three-step framework as presented below: (1) analyse and plan, (2) implement and (3) monitor and evaluate.

Roxgold Report № R2020.002	352

Figure 117:	Roxgold’s Stakeholder engagement framework

20.3.2	Community Development

National Framework

In Côte d’Ivoire, according to Decree No. 2014-397, an operating mining company must contribute to the community development via a Local Development Fund. This Decree includes requirements such as:

•	Article 128: The Community Development Plan mentioned in Article 124 of the Mining Code covers the following areas of intervention: the development of basic infrastructure and equipment; the development of basic social services and the living conditions; the promotion of employment; the development of the local economy; the development of human capital.

•	Article 129: The holder of the exploitation permit establishes a social development fund called "Local Development Fund" for the benefit of villages identified as “affected areas” by the Environmental and Social Impact Study, EIES.

•	Article 130: The Local Development Fund is annually and exclusively used to finance development projects identified based on the needs formulated by the affected areas. These projects are approved by the Mining Local Development Committee mentioned in the article below.

•	Article 131: For each mining operation, a Local Mining Development Committee is created by joint order of the Minister of Mines, and the Minister in charge of Territory Administration, in accordance with Article 125 of the Mining Code. This Committee includes: the Prefect of the Department, the President Regional Council, the Sub-Prefects, the deputies and mayors of the affected areas, the representatives of the affected areas, the Mines Administration, the representative of the operating company. The Chairman of the Committee is covered by the Prefect of the Department. The Vice-Chairmanship is covered by the President of the Regional Council. The Mines Administration oversees the Secretariat of the Committee.

Roxgold Report № R2020.002	353

•	Article 132: The funds are lodged in a leading bank in Côte d'Ivoire. Any transaction on this fund must be the subject of a joint signature by an officer of the operating company and the Chairman of the Local Development Committee.

Furthermore, Order No. 2014-148 of 26 March 2014 fixing the charges and taxes proportional to the activities governed by the Mining Code stipulates that mining license holders are required to set up a fund to finance local socio-economic development actions. This fund is financed each year by a levy of 0.5% on gross revenue (Article 7).

International Framework

As international best practices, the IFC framework can be used as reference (IFC 2011 Strategic Community Investment, A Quick Guide, Highlights from IFC’s Good Practice Handbook). In this document, the good practice principles are:

20.3.2.1	Strategic

•	Activities flow from a well-defined strategy (objectives, criteria, guiding principles) linked to a clear business case and assessment of risks and opportunities

•	Addresses both short and long-term objectives through a strategic mix of investments

•	Focuses selectively on a few key areas for greatest impact where the company can most effectively leverage its unique role and competencies to address community priorities

•	Looks beyond financial resources and considers how to make best use of company assets, resources, expertise, advocacy, and relationships to benefit local communities

•	Evolves with the business phase and uses different approaches along the project cycle

20.3.2.2	Aligned

•	Aligns the strategic issues of the business with the development priorities of local communities, civil society, and government to create “shared value”

•	Coordinates Community Investment with other company policies and practices that affect communities, such as impact management, stakeholder engagement, and local hiring and procurement

•	Promotes cross-functional coordination and responsibility for supporting Community Investment objectives among all business units that interact with local stakeholders

20.3.2.3	Multi-stakeholder Driven

•	Positions the company as a partner in multi-stakeholder processes rather than as the principal actor in promoting local development

•	Recognises that a multi-stakeholder approach reduces company control but adds value by building local ownership and complementarity around shared interests

•	Supports communities and local governments in defining and meeting their own development goals and aspirations through participatory planning and decision making

Roxgold Report № R2020.002	354

20.3.2.4	Sustainable

•	Seeks to avoid dependency, encourage self-reliance, and create long-term benefits that can outlast company support

•	Does not commence activities without a viable exit or handover strategy

•	Invests heavily in capacity building, participatory processes, and organizational development to enable local communities, institutions, and partners to take progressively greater roles and responsibilities

•	Reinforces, rather than replaces, indigenous institutions and processes where feasible

20.3.2.5	Measurable

•	Measures return on community investment to both the company and the community

•	Uses outcome and impact indicators to measure the quantity and quality of change

•	Tracks changes in community perceptions to gain real-time feedback on performance

•	Uses participatory methods of monitoring and evaluation to build trust and local ownership of outcomes

•	Proactively communicates the value generated by Community Investment to internal and external audiences

Roxgold Framework

The vision of Roxgold is to be recognised as a leader in the mining industry for its commitment to be a socially responsible corporate citizen and to support effective initiatives which benefit society, particularly within the local communities of the project area. To do so, Roxgold develops policies, management plans, programmes and/or procedures based on the socio-economic and legal context, the risks and the opportunities for its project and the best-known practices.

In order to realize its vision, Roxgold will implement its community development management plan based on the IFC framework described above within the national regulation framework. Furthermore, as part of this strategy, Roxgold aims to focus part of its support on women and youth. Indeed, there is growing recognition of the critical role that gender plays in the social dynamics of host communities. While respecting local socio-cultural norms, Roxgold is committed to apply a gender lens and ensuring gender equity, diversity and inclusion throughout the community investment projects or his internal governance such as employment.

Strategies in stakeholder engagement will specifically seek to include women, given they are a social group that can be excluded from decision-making forums in some areas. These strategies include targeted focus group consultations to assess women’s interests and ensure they are considered, to identify any gender- specific risks/impacts and to facilitate their access to specific projects. Concerning the youth within local communities, often their high expectations have to be addressed at an early stage. For example, investing in skills development training and entrepreneurship programs. In the same way as for women, the strategy for the youth will include targeted focus group consultations to assess youth’s interests and ensure they are considered in order to ensure benefits from the mine presence.

Roxgold Report № R2020.002	355

The implementation of Roxogld stakeholder engagement framework started since 2019 and for 2020, 321 stakeholders’ engagement activities have been done, including the creation of the Mining Project Community Monitoring Committee in November 2020. This formal committee includes stakeholders from the local authorities, villages’ leaders, youth women and persons directly affected by the project (landowners/farmers). In addition, by the end of the first quarter of 2021, a first training program for the neighboring communities has already been organized with 42 young people trained in the trades of mason, carpenter, plumber, and electrician. Some of these young people have been hired for the project.

20.3.3	Land Acquisition

This section describes the specific rules and standards that would be applicable to a mining project in case of land acquisition and voluntary displacement in Côte d’Ivoire.

National Framework

The objective of Ivorian legislation on involuntary displacement of populations is to allow the smooth execution of development projects, while protecting the environment and the well-being of the population. To achieve this goal, the Côte d’Ivoire government has established legislation, with the most important to consider in the context of land access being:

•	The Constitution of the Republic of Côte d’Ivoire

•	The law on the Environment Code

•	The law on the Rural Land Code

•	The law on the transfer of powers to local authorities

•	The law on the Mining Code

The Constitution of the Republic of Côte d’Ivoire (Law No. 2016-886 of 8 November 2016) adopted by referendum on 30 October 2016, sets the general framework for the protection of the environment. It stipulates that the right to a healthy environment is recognised for everyone and that the protection of the environment and the promotion of the quality of life are a duty for the community and for every natural or legal person. This law also states that "the home is inviolable. The infringements or restrictions can only be made by the Law," and that "the right of ownership is guaranteed to all. No one shall be deprived of his property except for reasons of public utility and under the condition of fair and prior compensation". This legal text is relevant in the context of the present project, in that it constitutes the basis of all the State's duties regarding expropriation and resettlement of the population.

The Code of the Environment (Law No. 1996-766) requires the project promoter (i.e. Roxgold) to raise awareness and inform people about the environmental problems linked to the actions to be developed: "Everyone has the right to be informed of the state of the environment. The environment and to participate in pre-decision-making processes that may have adverse effects on the environment" (Article 35.5). This article lays down the modalities and procedures for information and public participation in the environmental impact assessment process.

Roxgold Report № R2020.002	356

The Rural Land Code (Law No. 98-750 modified by Law No. 2004-412) is the set of legal rules that apply to the rural land area, both for the occupation and for the exploitation of land in rural areas. All these texts are found in a document called Rural Land Code. According to Article 1 of the Rural Land Code, "the rural land estate is constituted by all the land developed or not and whatever the nature of the development". Simply put, it is all the lands found in rural areas. To define the rural land estate, the legislator proceeds by elimination. That is, according to Article 2 of the law, this area includes only lands that cannot be classified among the following categories:

•	Classified forests

•	Formally constituted deferred development zones: zones reserved by the administration for future development or exploitation in the general interest

•	Urban land within city boundaries

•	The lands forming part of the Public Domain

Article 3 stipulates that the customary rural land area consists of all the lands on which:

•	Customary rights according to the custom

•	Customary rights transferred to third parties

Customary rights are the rights exercised or recognised by an individual or a group of persons on a parcel of land as a result of custom. In general, these rights merge with the history of the community or village. There are customary landowners who are responsible for allowing other people to settle on and exploit plots of land.

The Law No. 2003-208 (7 July 2003) provides planning, urban planning and housing expertise of the State to local communities, including the ‘’Communes’’ (rural municipality). They must elaborate and implement the municipal investment plans, master plans, detailed urban plans of the zones of concerted development, urban renewal and land consolidation, the subdivisions, their extension or restructuring, the issuance of building permits, prior agreements, planning certificates and demolition permits, the issuance of fencing permits, cutting permits and felling of trees, the authorization of installation and various works. The involvement of local communities in project-related development programs is therefore essential in the resettlement process. These communities must be involved in the resettlement process to the extent that they have authority in the management of land, installation, etc. In the context of this project, Séguéla prefecture, Worofla Sub-Prefecture and the villages of Tiéma and Kouégo, which host the project, are primary stakeholders, particularly for the research and the provision of resettlement sites for Project Affected Persons (PAPs) to physically move.

The Mining Code (Law No. 2014-138 of 24 March 2014) carrying through its Decree No. 2014-397 of 25 June 2014 stipulates with respect to relocations: "The occupation of the grounds necessary for the activities governed by the Mining Code and the passage on these lands for the same purposes is carried out according to the conditions and modalities defined by joint decree of the Minister in charge of the Mines, the Minister in charge of Agriculture and the Minister in charge of the Administration of the territory. " This stipulation refers in particular to the decree on crop compensation, the Decree No. 453 / MINADER / MIS / MIRAH / MEF / MCLU / MMG / MEER / MPEER / SEPMBPE of 1 August 2018 which clearly details the terms of compensation for agricultural crops in case of destruction for the purposes of projects. This decree is based on international best practices and is aligned with IFC guidelines.

Roxgold Report № R2020.002	357

Crop compensation is based on the principle of replacement cost: the asset valuation method which determines the amount to replace the losses incurred. The determination of the replacement value considers the following elements as stipulated by the government for calculating replacement value:

•	Destroyed area (S) in (ha)

•	The cost of setting up the hectare (FCFA / ha) for perennial crops (Cm)

•	The recommended density (number of plants / ha) (perennial crops) (d)

•	The cumulative maintenance cost per hectare of crop (CEC) (FCFA / ha)

•	Yield per hectare (kg / ha) (RN)

•	The field price (FCFA) in force at the time of destruction (P)

•	The age of planting (a)

•	The number of years of immaturity required before entry into production (N)

•	The moral harm suffered by the victim (u)

This text has the advantage of having been validated by a large number of ministries, including in particular the ministry supervising the Séguéla project: the Ministry of Mines and Geology. In addition, its relevance to the project was formally confirmed during a meeting on 16 September 2019 between Roxgold, Séguéla Prefecture and local representatives of the Agriculture and Mines Ministries.

International Framework

Concerning the international guidelines, the IFC Performance Standards on Social and Environmental Sustainability have become the international benchmark for good practice on extractive industry projects, especially for land acquisition issues. Many mining companies and financial institutions funding mining projects seek adherence to IFC standards.

Roxgold is following the IFC Performance Standards, and notably Performance Standard 5 (PS5): Land Acquisition and Involuntary Resettlement and Performance Standard 1 (PS1): Assessment and Management of Environmental and Social Risks and Impacts will be concerned also by land acquisition issues.

Performance Standard 1 structures the way in which environmental and social issues is to be managed and serves as the core around which the other Standards are framed. Performance Standard 1 requires that affected communities be appropriately engaged on issues that could potentially affect them. Key pre- requisites include:

•	Ensuring free, prior and informed consultation, and facilitating informed participation;

•	Obtaining broad community support;

•	Focusing on risks and adverse impacts, and proposed measures and actions to address these;

•	Undertaking consultation in an inclusive and culturally appropriate manner;

•	Tailoring the process to address the needs of disadvantaged or vulnerable groups.

Performance Standard 5 gives the guidelines to ensure that the land acquisition and involuntary resettlement are well managed to achieve the following objectives:

•	To avoid, and when avoidance is not possible, minimize displacement by exploring alternative project designs;

•	To avoid forced eviction;

•	To anticipate and avoid, or where avoidance is not possible, minimize adverse social and; economic impacts from land acquisition or restrictions on land use by (i) providing compensation for loss of assets at replacement cost and (ii) ensuring that resettlement activities are implemented with appropriate disclosure of information, consultation, and the informed participation of those affected;

Roxgold Report № R2020.002	358

•	To improve, or restore, the livelihoods and standards of living of displaced persons;

•	To improve living conditions among physically displaced persons through the provision of adequate housing with security of tenure at resettlement sites.

PS5 notes that there should be consultation and participation of affected persons and communities in decision-making processes related to involuntary resettlement or land acquisition. Among other requirements, a grievance mechanism should be established to receive and address specific concerns about compensation and/or relocation.

In addition to the IFC Performance Standards, Roxgold follows the Equator Principles (EP) framework (June 2013). Concerning land acquisition and involuntary resettlement, the EP standards are the same as the IFC’s.

Roxgold Framework

Roxgold framework for the land acquisition and involuntary resettlement will be based on both, national and international frameworks as described in Table 142.

Table 142: Roxgold land acquisition and involuntary resettlement framework

Topic	Ivoirian legislation	IFC standards	Roxgold framework
PAP definition	Ivorian legislation defines the PAP as a person whose property or activities are affected by the project, if it can demonstrate ownership or usufruct rights through modern or customary law - which excludes irregular occupants.	The IFC defines the PAP as "Anyone who, as a result of the implementation of a project, loses the right to own, use or otherwise derive benefit from a construction, land (residential, agricultural) or pasture), shrub and other annual or perennial crops, or any other fixed or movable property, whether in whole or in part, on a permanent or temporary basis.” (See Glossary of IFC Handbook.)	The project recognises all the occupants if these people are involved in legal and recognised activities.
Survey and identification	Ivorian legislation only requires the identification of occupants and property directly affected, without the need to look at socio-economic conditions as no additional support for the restoration of livelihoods is required.	PS5 requires a survey of socio- economic data to identify who will be displaced by the project, to determine who will be entitled to compensation and assistance, and to discourage opportunistic occupants who do not right to compensation (Paragraph 12).	The project identifies the socio- economic status of PAPs to provide, if necessary, additional support for compensation to ensure their livelihoods.

Roxgold Report № R2020.002	359

Eligibility	Ivorian legislation recognises the concepts of physical and economic displacement.	Anyone who is physically or economically displaced as a result of the acquisition of project land is entitled to compensation (Paragraph 9).	Same as Ivorian legislation and international standards.
RAP elaboration	Ivorian legislation recognises the concept of RAP but does not specify the criteria for applicability or elaboration.	When a project involves an involuntary physical or economic displacement of the people or communities of the given territory, a RAP must be realized (Paragraph 1).	The project develops and executes a RAP according the international standards.
Eligibility cut-off date	Ivorian legislation does not specify the date of compensation eligibility for economic or physical displacement.

In the absence of procedures established by the host State, the client will set a date of eligibility. Deadline information will be well documented and disseminated throughout the project area (Paragraph 12).

The client is not obliged to compensate or assist persons who encroach on the project area after the eligibility deadline, provided that the deadline has been clearly established and delivered (Paragraph 23).

The project sets an eligibility date and communicates it to the stakeholders.
Irregular occupants	Ivorian legislation only recognises regular occupants with modern titles or customary rights of ownership or enjoyment.	If some people do not have rights over the land they occupy, Paragraph 5 nevertheless requires that their non- land-related assets be retained or replaced or be compensated, relocated with security occupation and that they be compensated for the loss of livelihood.	The project recognises all the occupants if these people are involved in legal and recognised activities.
Cash compensation	Ivorian legislation supports cash compensation for certain types of goods (e.g. crops) without setting aside compensation in kind. Amounts are not necessarily indexed to replacement prices on the market (obsolete allowance).	Cash compensation levels should be sufficient to replace land and other lost assets at full replacement cost in local markets (Paragraph 21).	The project sets the amounts on the replacement price in the local market.

Roxgold Report № R2020.002	360

Compensation in kind	Ivorian legislation advocates cash compensation for certain categories of goods (e.g. crops) without excluding compensation in kind.	Compensation in kind will be considered instead of cash compensation. The client will offer the PAPs the choice between replacement housing of equal or greater value, security of tenure in the premises, location features and benefits, or cash compensation, if applicable (Paragraph 21).	Same as Ivorian legislation and international standards. The project explores the possibility of compensation in kind and proposes it as an option if feasible.
Compensation alternatives	Ivorian legislation advocates cash compensation for certain categories of goods (e.g. crops) without setting aside compensation in kind or other alternatives.

The preferences of PAPs in existing communities and groups will be considered. The social and cultural institutions of displaced persons and host communities will be respected (Pparagraph 20).

In the case of physically displaced persons, the client will offer them the choice of several options, adequate housing with security of tenure in the premises so that they can resettle legally without running the risk of being evicted (Paragraph 22).

Same as Ivorian legislation and international standards. The project explores various methods of compensation acceptable by PAPs.
Land valuation	Ivorian legislation, in the absence of a declaration of public utility mandates a consensus between buyer and seller for land valuation.	Cash compensation levels will be sufficient to replace land and other lost assets at full replacement cost in local markets (Paragraph 21).	Same as Ivorian legislation and international standards.
Crop compensation method	Decree No. 453 of 1/8/18 of MINADER specifies the methods of compensation of crops in alignment with SFI standards - however, the loss of income of immature perennial crops is not considered entirely.	From PS5: When displacement cannot be avoided, the project will offer displaced communities and persons compensation for loss of assets at full replacement cost and other assistance to help them improve or restore their standards of living or livelihoods. Compensation standards will be transparent and applied consistently to all communities and persons affected by the displacement. Where livelihoods of displaced persons are land-based, or where land is collectively owned, the client will, where feasible, 13 offer the displaced land-based compensation. The client will take possession of acquired land and related assets only after compensation has been made available and, where applicable, resettlement sites and moving allowances have been provided to the displaced persons in addition to compensation. The client will also provide opportunities to displaced communities and persons to derive appropriate development benefits from the project.	Same as Ivorian legislation and international standards. The project provides additional compensation for the provisions of Ministry of Agriculture to cover shortfalls in immature perennial crops.

Roxgold Report № R2020.002	361

Participation	Ivorian legislation lists the resettlement policy framework in the context of the ESIA, which requires public consultation and an inquiry from the Administration.

Relevant information must be disclosed; the consultation of the affected people, including the host communities, must be done from the beginning of the project and continue during the development of the project. We must also pay special attention to women. The consultation process should enable women to make their point of view known and to ensure that their interests are considered in all aspects of resettlement planning and implementation.

The assessment of impacts on living conditions may require analysis within households if these impacts are not the same for women and men. It will be necessary to examine the preferences of men and women, from the point of view of compensation mechanisms, for example, compensation in kind rather than in cash (Paragraph 10).

Same as Ivorian legislation and international standards. The project provides information and consultation of stakeholders at all stages.
Vulnerable groups	Ivorian legislation does not advocate special attention to vulnerable groups.	The client must pay special attention and aid the poor and vulnerable groups (Paragraph 6).	Divergence between Ivorian legislation and international standards. The project identifies vulnerable groups and dedicates special support measures.

Roxgold Report № R2020.002	362

Disputes	Ivorian legislation does not provide for a mechanism separate from the existing legal provisions for the settlement of disputes.	Obligation to establish a grievance mechanism to receive and respond to specific compensation and resettlement concerns, including an appeal mechanism to resolve disputes impartially (Paragraph 11).

Divergence between Ivorian legislation and international standards.

The project sets up a RAP-specific grievance management mechanism, following the provisions of international standards while leaving open the existing legal route.

Economic rehabilitation	Ivorian legislation advocates approaches and / or scale for compensation (mutual agreement for land, MINADER 2018 scale for crops) without seeking assistance beyond, in the direction of economic rehabilitation.	Transitional economic assistance, such as access to credit, training or job opportunities, must be provided (Paragraph 12).

Divergence between Ivorian legislation and international standards.

The project proposes livelihood restoration measures to ensure that just and prior compensations maintain or improve the livelihoods of PAPs.

Monitoring and evaluation	Ivorian legislation does not specify the provisions for monitoring economic or physical movements.	Monitoring and evaluation must be ongoing during and after resettlement. The implementation of a resettlement plan will be considered complete when the adverse effects of resettlement have been corrected in a manner consistent with the objectives set out in the plan and the objectives of this performance standard. Depending on the size and / or complexity of the physical or economic displacement of a project, the client may need to conduct an external audit of the RAPto determine if the requirements have been met. (Paragraph 15).	Divergence between Ivorian legislation and international standards. The project proposes a monitoring and evaluation program to ensure the negative effects of displacement are corrected.

Roxgold Report № R2020.002	363

20.3.4	Artisanal Mining

National Framework

In Côte d’Ivoire rural regions, Artisanal and Small-scale Mining (ASM) is an activity that employs many people since the barriers to entry are low, with very low technology, low capital requirements and without specialized skills required. Many people including children become involved in artisanal mining because they can earn higher incomes in mining than through other traditional activities such as agriculture, which is the main activity in the country. ASM contributes to reducing the abject poverty and it offers many opportunities. However, this activity has many negative social impacts such as the large-scale degradation of land. Local people including miners are risking their lives everyday due to the unsafe work environments, unsanitary conditions, prostitution, chemical contaminants, and alcoholism.

Therefore, clandestine ASM is a major challenge for Côte d’Ivoire. To this end, the government created a program for the development of artisanal and semi-industrial mining with a view to limit the consequences of this illegal ASM on the environment and the health of populations. A national program costing two billion FCFA was adopted in 2013 in order to clean up, organize and supervise the ASM. Also, evictions of illegal ASM sites have been organized throughout the nation since 2015 leading to the closure of ASM sites, the arrest of hundreds of illegal miners and the seizure of weapons, ammunition, equipment, chemicals and narcotics. In addition to this program, several measures have been taken by the government to strengthen and increase the fight against illegal ASM, including preventing the rapid recolonization of dismantled sites. These include the creation in October 2018 of the Mining Code Offenses Brigade specifically created to dislodge ASM and dismantle the ASM organization system.

International Framework

At the international level, there is no recognised framework or standard specific to ASM that applies to large-scale mining companies but according to the IFC Performance Standards on Environmental and Social Sustainability (2012), the ASM issues can be managed through the assessment and management of environmental and social risks and impacts (Performance Standard 1) or through the Performance Standard 5 in case of Involuntary Resettlement. Moreover, there is no specific guidelines about ASM in the IFC Environmental, Health, and Safety (EHS) Guidelines (2007) nor the IFC Environmental, Health and Safety Guidelines for Mining (2007).

According to the document Working Together (ICMM-IFC; 2008), the relationship between large-scale mining companies and the artisanal and small-scale mining sector is often poorly understood and has been troubled by a general mismatch of expectations, which has led to mistrust and conflict in some cases. In the absence of effective engagement, large-scale mining companies can find themselves facing delays in project development or impacts on production as they respond to ASM concerns or actions. This document provides guidelines such as those listed in Table 143 that indicates potential applications depending on the type of ASM concerned; however, applicability should be revisited in each situation, including the national legal context.

Roxgold Report № R2020.002	364

Table 143:	ASM approaches and management tools (ICMM-IFC; 2008)

APPROACHES AND TOOLS" Traditional ASM Seasonal ASM Permanent Co-habitation Shock ASP/ Influx ASM Illegal/Illicit ASM" ASH Baseline Survey Stakeholder Engagement  Community Development Programs  Technical Assistance Programs Formalization Organization lir Alternative Livelihood Programs  Resettlement and Relocation  Purchasing Programs   Employment of ASH Workers  Contractor Inductions  Segregation of Mineral Concession Managing Security Conflict Resolution ASH Dept on LSM Minesite  Closure Planning  Monitoring and Evaluation

Roxgold Framework

As part of Roxgold’s commitments to be a responsible company and to support effective initiatives which benefit the host communities and at the same time allow a strong social license to operate, particularly within the local communities of mining area, Roxgold develops policies, management plans, programmes and/or procedures based on the local context, the risks and the opportunities for its project and the best- known possible practices. As for ASM, Roxgold aims to seek ways to engage with ASM stakeholders as needed, all within the host country regulations and international guidelines but without compromising the sustainability of its activities. Consequently, the main strategy to appropriately manage artisanal miners’ relationships and achieve business and development goals, would be where possible to minimize broad-ranging indirect negative impacts to the communities with targeted social development initiatives and create a secure environment for the company operations within the national framework. Roxgold is committed to:

•	Periodically following the evolution of the ASM regulation and activities in the mining area;

Roxgold Report № R2020.002	365

•	Engaging with local ASM and local communities in a transparent and constructive dialogue;
•	Ensuring that the large-scale mining activities will not put the ASM miners safety at risk and vice versa;
•	Proactively supporting community investment projects focusing on economic development and other improvements in local communities;
•	Providing local communities with fair and reasonable opportunities to participate into the company's workforce and the supply of goods and services including its subcontractors.

ASM in the Project Area

The Séguéla region, like other parts of Côte d’Ivoire, is rich in mineral resources, including gold and diamonds. The Worofla Sub-Prefecture (west of Séguéla town) where Roxgold has its permit has obvious gold potential and hence ASM activities. This resource has been exploited for at least 50 years and is even the origin of the creation of some villages in the area. Originally, this activity was performed by women, while men engage in field work. However, in the early 2000’s, the region saw the influx of experienced foreigners from neighbouring countries into artisanal gold mining. With new methods and tools, this activity has grown.

Presently, ASM activities are active in the area, mainly done by Burkinabe (majority), Guineans and Malians. These ASM activities are an immediate and significant source of income for these people and for the local communities. Given the decline of revenue from local agricultural production, such as that of the cashew nut, the main agricultural activity of the area, the ASM represents an important livelihood opportunity. Furthermore, the presence of artisanal gold miners in the villages has led to the establishment of committees to manage gold miners, who also receive incomes, used for social projects for the development of these villages.

At this time, there is no permanent ASM settlement on the identified deposits or nearby, with the presence of only few hundreds of ASM miners from time to time in the project area. The ASM activities can be characterized as being unauthorized, extensive, intermittent and not mechanized for the exploitation of the deposits. Because of the implementation of a stakeholder management plan ensuring a good relationship between the company and the local authorities, village leaders, landowners, plus regular monitoring of the land occupancy on the exploration sites and the intervention of the authorities to avoid the establishment of organized ASM, the ASM activities in the project area can be qualified as being controlled.

20.4	Conceptual Mine Closure Plan

20.4.1	National Framework

At the national level, the closure of a mine site is considered part of its life cycle, and the planning of this stage is therefore mandatory. The Mining Code (Law No. 2014-138 dated 24 March 2014) defines formally the following articles, conditions, methods and aspects to be dealt with as part of the closure of a mine; namely:

•	Article 144: At the beginning of the operation, an escrow account for the rehabilitation of the environment domiciled in a financial institution of first rank in Côte d’Ivoire is opened. This account is used to cover the costs related to the environmental rehabilitation plan at the end of operation. The sums are paid into this account, according to a scale established by the relevant administrative structures and are recorded as expenses in the context of the determination of the tax base on industrial and commercial profits. The holder of an exploitation permit or the beneficiary of an industrial or semi-industrial exploitation permit is obliged to supply this account. The methods of supplying and operating the escrow accounts are defined by decree.

Roxgold Report № R2020.002	366

•	Article 145: Any applicant for an exploitation permit or an authorization for the exploitation of industrial mine is obliged to provide, at the same time as the ESIA, a plan for the closure and rehabilitation of the mine. The closure and rehabilitation plan is subject to the approval of the Mining and Environment Administrations respectively. When changes in the mining activities justify a modification of the closure plan, the holder of the mining title or the beneficiary of an industrial mining permit is required to submit a revision. The closure plan must consider the following aspects:

▪	The cleaning of the exploitation site;
▪	The dismantling and removal of mining facilities;
▪	The treatment and rehabilitation of the site;
▪	The post-rehabilitation monitoring of the site;
▪	The official release of the site to the competent authorities.

•	Article 146: The closure and rehabilitation plan is established according to the site and the type of exploitation.

•	Article 147: The closure and rehabilitation plan must indicate the planned methods of dismantling and recovering all the components of the mining installations, including the installations and equipment specified in the decree of application. The closure and rehabilitation plan must provide for progressive rehabilitation work during operation and not just at the end of the operation. It must also provide for post-closure environmental monitoring.

•	Article 148: Any holder of a mining license or beneficiary of an industrial mining permit retains a civil responsibility for the damages and accidents that could be caused by the old installations over a period of five (5) years after the closure of the mine.

The methods of supplying and operating the escrow accounts are defined in the Mining Code Application Decree No. 2014-397 of 25 June 2014 in the following articles:

•	Article 151: In accordance with Article 144 of the Mining Code relating to the supply and operation of the escrow account, the contributions of the operating license holders or the beneficiaries of the industrial or semi-industrial exploitation license take the form of transfer of financial resources and deposit on first demand. The amounts of these contributions are determined by the Environmental and Social Impact Assessment, ESIA, which considers the risks related to the closure of the mine and the costs of the post-closure environmental monitoring.

•	Article 152: A committee is established for monitoring the use of resources of the escrow account including:

▪	A representative of the Minister of Mines;
▪	A representative of the Minister of Finance;

Roxgold Report № R2020.002	367

▪	A representative of the Minister in charge of the Budget;
▪	A representative of the Minister for the Environment;
▪	A representative of the holder of the exploitation license or the beneficiary of an industrial or semi-industrial exploitation license.

The representative of the Minister of Mines chairs the committee. The missions of this monitoring committee are defined by the order of the Minister of Mines.

•	Article 153: The escrow account is opened in a bank of first rank and fed by the operator. The use of this account is authorized by the double signature of a representative of the operator and a representative of the Mines Administration.

•	Article 154: In the event of default of the operator in his obligations relating to the environmental rehabilitation and the closure of the mine, the State may, after a formal notice of three (3) months without result, resort to the fund for the fulfilment of the obligations of the operating company. In this case, the Mines Administration may be authorized by a court decision to use the resources of the fund under its sole signature for the rehabilitation of the environment.

In addition to Mining Code-related requirements, the Séguéla Project must undertake an ESIA according to the Ivorian Environmental Code, Law No. 1996-766 from 3 October 1996, and its associated legal texts. A conceptual-level mine closure chapter and closure cost estimations are required to be presented in this ESIA and will form the basis of the project’s closure commitments to the government of Côte d’Ivoire.

20.4.2	International Framework

At the international level, the IFC Performance Standards and the IFC Environmental, Health and Safety (“EHS”) Guidelines contain little detail on mine closure, although the IFC Mining EHS Guidelines (2007) contains guidance and recommendations on the issue such as:

•	Closure and post-closure activities should be considered as early in the planning and design stages as possible. Mine sponsors should prepare a Mine Reclamation and Closure Plan (“MRCP”) in draft form prior to the start of production, clearly identifying allocated and sustainable funding sources to implement the plan.

•	A mine closure plan that incorporates both physical rehabilitation and socio-economic considerations should be an integral part of the project life cycle and should be designed so that:

▪	Future public health and safety are not compromised;
▪	The after-use of the site is beneficial and sustainable to the affected communities in the long term;
▪	Adverse socio-economic impacts are minimized and socioeconomic benefits are maximized.

•	The MRCP should address beneficial future land use (this should be determined using a multi- stakeholder process that includes regulatory agencies, local communities, traditional land users, adjacent leaseholders, civil society and other impacted parties), be previously approved by the relevant national authorities, and be the result of consultation and dialogue with local communities and their government representatives.

Roxgold Report № R2020.002	368

•	The closure plan should be regularly updated and refined to reflect changes in mine development and operational planning, as well as the environmental and social conditions and circumstances. Records of the mine works should also be maintained as part of the post-closure plan.

•	Closure and post-closure plans should include appropriate aftercare and continued monitoring of the site, pollutant emissions, and related potential impacts. The duration of post closure monitoring should be defined on a risk basis; however, site conditions typically require a minimum period of five years after closure or longer.

•	The timing for finalization of the MRCP is site specific and depends on many factors, such as potential mine life, however all sites need to engage in some form of progressive restoration during operations. While plans may be modified, as necessary, during the construction and operational phases, plans should include contingencies for temporary suspension of activities and permanent early closure and meet the objectives for financial feasibility and physical / chemical / ecological integrity.

•	The costs associated with mine closure and post-closure activities, including post-closure care, should be included in business feasibility analyses during the planning and design stages. Minimum considerations should include the availability of all necessary funds, by appropriate financial instruments, to cover the cost of closure at any stage in the mine life, including provision for early, or temporary closure. Funding should be by either a cash accrual system or a financial guarantee. The two acceptable cash accrual systems are fully funded escrow accounts (including government managed arrangements) or sinking funds.

•	An acceptable form of financial guarantee must be provided by a reputable financial institution. Mine closure requirements should be reviewed on an annual basis and the closure funding arrangements adjusted to reflect any changes.

•	All structures (e.g. tailings impoundments) should remain stable such that they do not impose a hazard to public health and safety as a result of physical failure or physical deterioration. Tailings structures should be decommissioned so that water accumulation on the surface is minimized and that any water from the surface of the structure can flow away via drains or spillways and these can accommodate the maximum probable flood event. Spillways, drains and diversion ditches must continue to be maintained as required after closure, as they can easily become choked after storm events. Structures should not erode or move from their intended location under extreme events or perpetual disruptive forces. Consideration should be given to backfilling of mine workings.

•	Physical hazards such as unguarded roads, shafts, and other openings should be effectively and permanently blocked from all access to the public until such time that the site can be converted into a new beneficial land use based on changed conditions at the site, as well as alternative uses by local communities or other industries for roads, buildings and other structures. Where there is a risk of methane emanating from disused shafts and other workings, passive venting systems should be considered.

•	Surface water and groundwater should be protected against adverse environmental impacts resulting from mining and processing activities. Leaching of chemicals into the environment should be prevented to avoid endangering public health or safety or exceed water quality objectives in downstream surface water and groundwater systems.

Roxgold Report № R2020.002	369

•	While ecological habitat integrity is partially determined by the above factors (e.g. physical issues such as slope stability) and chemical issues (e.g. such as metal contaminants), it is also addressed with consideration towards replacement of habitat that is beneficial for future ecological use. The Mine Reclamation and Closure Plan (MRCP) should contain comprehensive measures for concurrent reclamation during the operating life of the mine according to a plan approved with the environmental and mineral authorities and with the engagement of local government and communities.

Recently, the International Council on Mining and Metals (“ICMM”) released the second edition of their Integrated Mine Closure: Good Practice Guide (ICMM, 2019) which presents an updated version of ICMM’s 2008 Planning for integrated mine closure. Like the earlier version, guidance is provided on critical aspects of mine closure focused on an iterative process, from the earliest stages of knowledge gathering, engagement and planning. The updated guide provides emphasis on the importance of social transitioning, progressive closure and strategies for relinquishment and closure governance. The guide also includes tools to help support planning for closure. According to ICMM, fundamental to this process is the need to consider closure as an integral part of the mine operations’ core business. The structure of this guide reflects this process, providing good practice guidance in delivering key elements of mine closure planning and implementation, including:

•	Integration into life of mine planning and early definition of the closure vision, principles and objectives supported by both early engagement for closure plan development with stakeholders and development of a knowledge base where data will be collected and updated throughout the mining life cycle. The definition of the closure vision, principles and objectives is underpinned by considerations of potential post-closure land use of the former mine site, and a formal identification and assessment of risks and opportunities throughout iterations of the closure plan.

•	Implementation of various closure activities to implement closure, both during the mine life as progressive closure and as part of final closure. These closure activities should be tied to meeting specific closure objectives that have been defined and agreed. Monitoring will be undertaken to document and evaluate the effectiveness of the closure activities as defined by agreed closure objectives and the success criteria. The development of well-defined success criteria, with input and agreement with appropriate stakeholders, are key to completing closure works.

•	Implementation of progressive closure, which involves the implementation of closure activities during the operating life of a mine providing opportunities to test and demonstrate the effectiveness of closure activities, validate success criteria and build trust with communities and the regulators. It provides opportunities to generate learnings that can be incorporated into closure planning throughout the mining life cycle.

•	Planning and preparation for social transition to help reduce the negative impacts of social change for the workforce and communities connected to the mine site and improve the legacy of benefits from mining activities.

•	Understanding of closure costs for the purposes of planning, comparing alternatives, understanding financial liabilities and complying with reporting and financial assurance obligations.

Roxgold Report № R2020.002	370

•	Developing and updating a closure execution plan while ensuring adequate closure governance structures are in place to ensure closure planning is integrated into the life of mine planning. The closure execution plan identifies actions and resources required during the mine life to support planning and implementation of closure, while appropriate governance ensures effective allocation of resources to closure across a range of disciplines.

•	Periodic evaluation of appropriate ‘what-if’ scenarios during the mine life to help minimize the disruption caused by such unplanned events. Unplanned changes in circumstances can result in temporary or sudden closure of mines.

•	Relinquishment of closed sites to a third party, which may not always be possible, but it should be a desirable endpoint of the life of asset (the entire mining life cycle, including post-closure). Detailed planning and robust execution of closure throughout the mining life cycle can help increase the probability of attaining successful relinquishment.

20.4.3	Roxgold Closure Plan Framework

Roxgold is committed to conducting its mineral exploration, development and operating activities in a manner consistent with internationally recognised guidelines and principles for Sustainable Development and Corporate Social Responsibility. Community engagement and environmental stewardship are important cornerstones of this commitment, along with a duty to promote a safe and healthy working environment. Concerning the closure plan, Roxgold commits to ensure the compliance with the national regulations and IFC standards while implementing, where applicable, other best practices.

At this stage of the project, a conceptual closure plan is presented in the sections below.

Closure Objectives and Approaches

At the time of final closure of the Project, the mine areas should be reclaimed to a safe and environmentally sound condition consistent with closure commitments developed during the life of the project. Specific closure objectives may be tied to the final land use for the project area, which should be determined in collaboration with local authorities and other project stakeholders.

At this stage of the project, Roxgold has assumed the preferred final post-closure land use will be a natural landscape commensurate with the surrounding land uses where possible, which are currently mainly small-scale agriculture, fallows and forest. Until specific closure objectives are defined, general objectives of the closure plan will be to:

•	Respect of regulatory obligations;
•	Maintain worker health and safety throughout closure activities, including concurrent closure;
•	Protect public health and safety;
•	Demonstrate chemical stability compatible with site conditions;
•	Demonstrate physical stability compatible with site conditions;
•	Create self-sustaining ecosystem compatible with site conditions;
•	Obtain post-mining use compatible with the area’s rural land vocation and favourable to valuation;
•	Maintain positive community relations;
•	Minimize need for reclamation maintenance;
•	Minimize negative impact on retrenched employees and local economy.

Roxgold Report № R2020.002	371

To achieve these objectives, the implementation strategy will be based on the following approaches:

•	Update continuously the closure plan in parallel with the exploitation of the mine, ensuring the financial resources needed to achieve the objectives;

•	Reduce closure liability during operations developing and implementing where possible progressive rehabilitation;

•	Develop and update health and safety and emergency response plans to protect the workers and host communities by ensuring the physical and chemical stability of the mine site. This includes the safe disposal of all contaminated material removed during decontamination, disassembly and demolition activities;

•	Assess the potential environmental risks based on data collected throughout the life of the mine and on specific studies carried out. In general, the minimization of the production of contaminated water and the control of contaminated residual materials are the priority areas of intervention. Once potential contamination is minimized and contained, priority will be given to the appropriate rehabilitation of other mining areas and the rest of the site, in accordance with established agreements;

•	Remove mining-related infrastructures where possible and retrocession of rehabilitated lands, if possible, in a state equivalent to that before the construction of the mining infrastructure and recycling or reuse of mining-related infrastructures rather than destruction and disposal;

•	Recycle or reuse non-industrial infrastructures to third parties according to the methods defined in the final closure plan agreed with the local stakeholders;

•	Use a participatory approach with stakeholders to determine rehabilitation goals and priorities, and to define modalities for land rehabilitation and non-industrial infrastructure transfers and other details of the final closure plan;

•	Implement pilot projects of rehabilitation and/or progressive rehabilitation where possible during the life of mine;

•	Conserve the topsoil for reuse in site rehabilitation activities and avoid the introduction of plant species in such activities;

•	Ensure a social transition for the workforce such as retrenchment plans that consider savings/investment awareness, life skills and capacity building in alternative livelihoods. When technically and financially feasible, include local employment and local purchases in closure and rehabilitation activities;

•	Promote local development efforts throughput the mine life, toward ensuring sustainable livelihood independent of mining activities.

In line with company framework and the existing national and international regulatory frameworks on mine closure, Roxgold will pursue the operational arrangements described in the sections below during implementation of it mine rehabilitation and closure plan.

Roxgold Report № R2020.002	372

Closure Domains

To enable a coherent and comprehensive approach to mine closure planning, the Séguéla Project will be sub-divided into domains as described in this section.

•	5 open pits complexes, with 9 individual pits including:
•	Antenna main pit and 1 secondary pit
•	Boulder main pit and 1 secondary pit
•	Agouti main pit and 2 secondary pits
•	Ancien pit
•	Koula pit
•	5 waste rock dumps (WRD), each associated with an open pit complex
•	Assorted infrastructures:
•	Processing plant
•	ROM pad and stockpiles
•	Workshops and maintenance yard
•	Administration infrastructure
•	Electrical, communication and water infrastructure
•	Waste management facilities
•	Explosives storage area
•	Monitoring network and infrastructure
•	Camp accommodation
•	Tailings Storage Facility (TSF)
•	Water storage and sedimentation reservoirs
•	Mine access, internal and haul roads

Closure actions

At the present stage, the fate of the different domains of Séguéla Project is presented in Table 144, based on the prevailing geophysical and social context as well as benchmarking against existing mining projects in country.

Table 144:	Séguéla Project closure actions

Domains		Actions’ specification
Open pits	Pits	Water level expected to rebound post closure when drainage re-instated and may spill in timeframe to be determined by in-depth studies throughout mine life
	Surface Drainage	Hardened inlets and spill drains not required as water flow will occur over (expected) un-weathered rock
	Water Quality	Discharges expected to meet site standards described in the ESIA
	Post Closure Access	Restricted by rock bund and fence to limit vehicle access. Pedestrian access may be facilitated with reprofiling to water post rebound level
Waste Rock Dumps (WRD)	Tops	Level and covered with 30cm growth media.
	Batters	Leave as constructed (designed for perpetuity). This would include low grade stockpiles which are not processed
	Ramps	Create central or edge drains to direct flow to pit and sheet remaining surface with topsoil, seed with aggressive pioneers. Direct ramp discharge where possible to pit lake
	Toe	Construct perimeter drains where required and discharge to pit, with additional drainage measures not currently expected for closure

Roxgold Report № R2020.002	373

	Revegetation	Direct revegetation from topsoil/growth media will be sufficient in many areas. Where establishment is inadequate scarify and seed top sections and seed batter slopes and general disturbance with aggressive pioneers to the extent practicable on rock slopes.
Assorted infrastructure	Processing plant	Dismantled and sold to third party where feasible, and land rehabilitated where the infrastructures are not ceded to government/community (upon public consultation)
	Rom pad and stockpiles	Angle of repose slopes where stockpiles of associated waste pads are not processed at end of mine life.
	Workshops and maintenance yard	Dismantled and sold to third party where feasible, and land rehabilitated where the infrastructures are not ceded to government/community (upon public consultation)
Administration infrastructure
Electrical, communication and water infrastructure
Waste management
	Explosives storage area	Dismantled and land rehabilitated
	Monitoring network and infrastructure	Dismantled and sold to third party where feasible, and land rehabilitated where the infrastructures are not ceded to government/community (upon public consultation)
	Camp accommodation	Ceded to government/community (upon public consultation)
Tailings storage facility (TSF)	Embankments	Revegetate with stabilizing vegetation over slopes as constructed (slope of 3H:1V)
	Surface Drainage	A TSF closure spillway will be excavated after the remaining supernatant water is proven to be suitable for release and during rehabilitation of the tailings surface subsequent to decommissioning. The closure spillway will be constructed in such a manner as to allow rainfall runoff from the surface of the rehabilitated TSF to flow into the surrounding natural drainage system
	Tailings surface	Covered with low permeability fill layer and growth media unless trials during the operation indicate it is entirely or partially not needed.
	Revegetation	Finished surface will be shallow ripped and seeded with shrubs and grasses
	Seepage Management	Underdrainage system will need to continue to operate for some time after completion of capping and re-vegetation to drain excess water from the tailings deposit. During this time, water from the underdrainage will be pumped back into the TSF for removal by the decant system. After the flow ceases, the underdrainage pumps will be removed, and the underdrainage tower backfilled and sealed as part of the rehabilitation process. The supernatant pond left on the surface of the TSF may need to be returned to the Plant Site for treatment until the supernatant water in the TSF can be shown to be suitable for discharge. After the water has been proven to be benign, the runoff can be discharged via the closure spillway.
	Post Closure Access	No restriction controls currently contemplated post closure
Water storage facilities	The Water storage facilities will remain in place ensuring physical stability and water quality before restitution to local authorities.
Access, internal and haul roads	Dismantled and land rehabilitated where the infrastructures are not ceded to government/community (upon public consultation)

Roxgold Report № R2020.002	374

Post-Closure Actions

Once rehabilitation and closure work has been completed, a post-closure management, maintenance and monitoring program will be initiated, with the aim of completing and confirming that the rehabilitation and closure has been effective, and the closure criteria satisfied. In some cases, this monitoring program will be a continuation or slight variation of those conducted during operations.

It is expected that mine closure works are likely to span a period of approximately 12 to 24 months after closure. This will be followed by a period of post-closure monitoring and maintenance, which is envisaged as the statutory duration of a total of five years after the cessation of operations but may extend longer depending on monitoring results against closure criteria. During this period, it is likely that only a skeleton staff presence will be maintained on site. At specified intervals a monitoring team will visit the site to take scheduled samples and make assessments regarding the progress of revegetation and the effectiveness of closure measures put in place. That team will assess if remedial work is required, and at the end of the first-year post-closure an appropriate maintenance team will carry put essential repairs and maintenance. In general terms, post-closure monitoring will include issues of:

•	Public safety
•	Geotechnical stability
•	Physical stability
•	Chemical stability, including water and soil (if required) monitoring
•	Revegetation

Monitoring the rehabilitated areas will ensure that any areas requiring remedial work are identified. Maintenance procedures will be carried out where necessary and may include:

•	Replanting or seeding areas that may not have revegetated
•	Repairing any erosion areas which are unlikely to be self-armoring
•	Weed control
•	Repair of access controls

The frequency of monitoring will decrease as closure progresses and will cease when the closure objectives and closure criteria have been achieved.

Closure and Post-Closure Costs

The estimation of cost of the closure plan (Table 146) is based on closure activities costs (Table 145) from equivalent projects in similar legal and natural environments crossed with the mining project infrastructures’ characteristics.

Key costing assumptions include:

•	Project costs are expressed in USD – while currency of exposure is FCFA, several costs are derived from USD estimates as this is the functional estimating currency for these items (fuel etc.)
•	Many buildings and small infrastructure installations will be left for the government to determine the fate of, in accordance with the ESIA.
•	Material deemed to be of value to the local population may be stockpiled in defined locations for subsequent safe recovery by local residents.

Roxgold Report № R2020.002	375

•	External vendors removing selected items of salvageable material sold to outside organizations, who are to remove materials from site at their cost, shall be treated as outside contractors.
•	The plant will be decontaminated, dismantled, and sold off to a third party. The sale price is expected to offset dismantling costs.
•	Management fees includes overhead management of closures and contractors’ activities, health, safety and environment management and other administrative activities (human resources, procurement, etc.)

Unit rates and lump sum estimates are notably based on:

•	2015 Newcrest's Bonikro ESIA update approved by Côte d’Ivoire government
•	2021 Allied Gold's Hiré Mine Expansion ESIA approved by Côte d’Ivoire government
•	2021 Séguéla project Knight Piesold TSF study
•	Inflation rates applied on data previous to 2021

The unit costs will be adjusted according to periodic re-evaluation and the real costs recorded during implementation.

Table 145:	Closure activities unit costs

Activity	Unit	Unit cost USD	Source
30cm-deep excavation of a surface	ha	10 500	Bench-marking from existing mines in country
Surface profiling by bulldozer	ha	8 000
30cm-deep saprolite or soil cover	ha	7 000
25cm-deep topsoil cover	ha	6 500
Planting of nitrogen-fixing and/or other plants and trees, including fertilizer and topsoil	ha	2 500
Surface scarification	ha	2 500
In-line planting for erosion control	ha	1 500
Construction of 2m-tall berm	m	15
Decommission standpipe piezometers on previous TSF embankment raise	Item	1 000	Knight Piesold TSF study
Win from borrow, load, haul, place, spread, condition, compact Zone A low permeability fill over tailings surface (300mm)	m3	12.5
Win from stockpile, load, haul, place and spread topsoil over tailings surface (200mm)	m3	8
Win from stockpile, load, haul, place and spread topsoil along embankment downstream slope (200mm)	m3	8
Win from adjacent WRD, load, haul, place, spread, condition, compact Zone C fill over tailings surface (500mm) as capillary break	m3	6
Strip topsoil from stockpile and borrow areas, haul to designated stockpiles (200mm)	m3	1.07
Reshape and cut to fill capping surface	m2	0.60
Revegetate tailings surface and embankment downstream slope, including hydroseeding, hand seeding, labour, etc	m2	0.37
Clear designated borrow areas, push material to perimeter (4m deep)	m2	0.30

Table 146:	Closure and post-closure costs

Domain	Activity	Quantity	Unit	Unit cost USD	Cost
Open pits	Reprofiling of 10% of surface area for permanent	11	ha	8 000	88 000
(5 pit	safe access
complexes	Construction of 2m-tall protection berm on pit	13 000	m	15	195 000
including 9	circumference
individual pits)	Revegetation for erosion control of 1 ha around	9	ha	1 500	13 500
(107 ha total)	each pit, selected and stabilized for pedestrian use

Roxgold Report № R2020.002	376

(13 km total circumferences)	Planting of nitrogen-fixing and/or other plants around approx 15 m band around pit perimeter	11	ha	2 500	27 500
	Subtotal				324 000
Waste rock dumps (5 dumps) (238 ha total) (14 km total circumferences)	Profiling for safety and against erosion	Included in construction			-
	30cm top soild cover for revegetation on 100% of surface area	238	ha	7 000	1 666 000
	Revegetation for erosion control on 25 m band around waste dump perimeter	35	ha	1 500	52 500
	Planting of nitrogen-fixing and/or other plants on 100% of surface area	238	ha	2 500	595 000
	Subtotal				2 313 500
Process plant and infrastructures (35 ha total)	Decommissioning of non-fixed infrastructure	Lump sum estimate based on benchmarking			200 000
	30cm-deep excavation of contaminated ground on approx 10% of total surface area	4	ha	10 500	42 000
	Controlled disposal of contaminated material	Lump sum estimate based on benchmarking			10 000
	Surface scarification on approx 90% of total surface area	32	ha	2 500	80 000
	25cm topsoil cover on critical spots only on approx 20% of total surface area	7	ha	6 500	45 500
	Revegetation for erosion control on approx 10% of total surface area	4	ha	1 500	6 000
	Planting of nitrogen-fixing and/or other plants on approx 90% of surface area	32	ha	2 500	80 000
	Subtotal				463 500
Water Storage Dam (39 ha total)	Partial arrangement for stability and esthetics	Lump sum estimate based on benchmarking			60 000
	Subtotal				60 000
Internal and external roads (67 ha total)	Surface scarification on approx 50% of total surface area	34	ha	2 500	85 000
	Planting of nitrogen-fixing and/or other plants	34	ha	2 500	85 000
	Subtotal				170 000
Mobilization and demobilization	Lump sum estimated at 2% of closure and rehabilitation costs (except TSF)	Lump sum estimate based on benchmarking			66 620
	Subtotal				66 620
Closure management	Lump sum estimated at 10% of closure and rehabilitation costs (except TSF)	Lump sum estimate based on benchmarking			333 100
	Subtotal				333 100
Tailings storage facility (84 ha total)	Clear designated borrow areas, push material to perimeter (4m deep)	38 000	m2	0.30	11 400
	Strip topsoil from stockpile and borrow areas, haul to designated stockpiles (200mm)	7 600	m3	1.07	8 132
	Decomission standpipe piezometers on previous TSF embankment raise	8	Item	1 000	8 000
	Reshape and cut to fill capping surface	502 000	m2	0.60	301 200
	Win from adjacent wastedump, load, haul, place, spread, condition and compact Zone C fill over tailings surface (500mm) as Capillary break	251 000	m3	6.00	1 506 000
	Win from borrow, load, haul, place, spread, condition and compact Zone A low permeability fill over tailings surface (300mm)	51 000	m3	12.50	1 887 500
	Win from stockpile, load, haul, place and spread topsoil over tailings surface (200mm)	101 000	m3	8.00	808 000
	Win from stockpile, load, haul, place and spread topsoil along embankment downstream slope (200mm)	101 000	m3	8.00	808 000

Roxgold Report № R2020.002	377

	Revegetate tailings surface and embankment downstream slope, including hydroseeding, hand seeding, labour, etc	117 000	m2	0.37	43 290
	Preliminary and general costs (including management, mobilization and demobilization)	Estimate from Knight Piesold TSF study			1 345 381
	Subtotal				6 726 903
Maintenance and repairs	Lump sum estimated at 5% of closure and rehabilitation costs (except management costs)	Lump sum estimate based on benchmarking			435 626
	Subtotal				435 626
Monitoring and control	Unit cost estimated from benchmarking, applied over the statutorily required 5 years	5	yr	50 000	250 000
	Subtotal				250 000
Total mine rehabilitation and closure costs					11 143 249

Closure Plan Schedule

Closure plan activities will be undertaken throughout mine life through progressive rehabilitation, and will intensify toward end of mine life, with proper closure activities. Beyond this, timing of a closure plan is variable, and whilst Life of Mine Plans (“LOMP”) may provide a timeline which allows a consistent and planned approach to closure, closure timing is also impacted by:

•	Economic and environmental costs
•	Gold price
•	Environmental standards and requirements
•	Results of monitoring programs
•	Stability of political environments
•	Safety performance and standards
•	Discovery of other deposits nearby
•	Management decisions about the period of care and maintenance prior to commencement of closure activities
•	Asset sale

Typically, the mine closure plan process includes four phases:

20.4.3.1	Pre-Decommissioning

This period considers operational activities that continue until the end of the mine life. Mine closure activities during this period will include:

•	A gradual rehabilitation of affected areas if necessary, where possible;
•	The identification of post-closure land-use of rehabilitated areas and expectations of stakeholders; and
•	The finalization of the closure plan, ensuring stakeholder participation in planning processes and agreement on the closure plan criteria.

20.4.3.2	Decommissioning

This is the period following the cessation of mine operational activities and the major elements are out of use. Decommissioning ends with the removal of undesirable elements of infrastructure and services.

Activities during the decommissioning period will include:

•	The transition of the operational program for environmental monitoring into the environmental monitoring program defined in the closure plan;

Roxgold Report № R2020.002	378

•	Resale of plant and infrastructure components wherever possible;
•	Demolition or removal of plant and infrastructure components which will not be resold or transferred to local communities or the government; and
•	Workforce reduction.

20.4.3.3	Closure

This is the period after the withdrawal of all redundant infrastructures until the time when all closure activities are completed. Activities during the closure period will include:

•	Rehabilitation of affected areas according to requested land-use by stakeholders;
•	Management of residual solutions;
•	Release of rehabilitated areas in accordance with the closure criteria;
•	Transfer of remaining infrastructure to third parties (if any); and
•	Internal audit to confirm compliance with the objectives of the closure plan.

20.4.3.4	Post-Closure

This is the period from which the various measures in the closure plan have been implemented and monitored until the required closure criteria are met.

The time period up to the closure will depend on the success of the various closure measures and the results of post-closure monitoring activities. The findings of the post-closure audit will be transmitted to the relevant authorities and will give an indication of the level of compliance with the closure objectives.

During the post closure period, the following activities will be undertaken:

•	Monitoring of post-operational environmental compliance in accordance with the closure plan and its environmental management commitments;
•	The management of the interventions necessary for the maintenance of rehabilitated areas;
•	The evaluation and verification of compliance with the closure plan and submission of requested reports; and
•	The release of rehabilitated areas that meet the closure objectives.

Social Measures

Planning for re-use of infrastructure and equipment is the preferred outcome of decommissioning at Séguéla Project. Re-use may involve re-sale or retention in situ for other users. The development of mines in West Africa necessitates the construction of significant infrastructure, with many possibilities for sequential use. Infrastructures can include:

•	Power supply
•	Potable water supply and treatment plant
•	Communications links

Roxgold Report № R2020.002	379

•	Accommodation facilities
•	Warehouses
•	Bore-field and pipeline networks
•	Potential assets such as open pit lakes that provide possible future uses for recreation or agriculture

Often, safety and public liability considerations conflict with stakeholder desires of having the public near closed mines. Other issues include ongoing ownership and maintenance of the infrastructure, as well as continued government regulation. Continued consultation by all parties is required to resolve such issues. A targeted communication strategy, starting during the ESIA public consultation, is to be implemented to reflect the needs of the stakeholder groups and interested parties, and will include:

•	Adequate resources to be allocated to ensure that the consultation process can be undertaken effectively;
•	Communities to be included in the consultation process.

The public consultation program will be designed to:

•	Inform the public about the proposed mine;
•	Record potential concerns, issues and recommendations;
•	Aid in preparing the design and management of the mine;
•	Establish meaningful and ongoing dialogue.

Table 147 shows some of the key issues that will need to be defined through public consultation process, for example during the pre-decommissioning phase, to achieve community and government buy-in to the eventual post-closure scenario – thereby ensuring its sustainability.

Table 147:	Key social issues

Domain	Subject of interest	Further details
Open pits	Beneficial uses of pit void as a water storage	Beneficial uses of water to be resolved – irrigation, aquaculture or otherwise. Potential to arrange with pumping setup or minor diversion works.

Need to clarify ownership and custodianship.

Need to clarify access control for safety.
WRD	Land use and revegetation of WRD	Revegetation approach.
Assorted infrastructure	Fate of water supply and treatment infrastructure	Need to clarify ownership and custodianship.

Roxgold Report № R2020.002	380

Domain	Subject of interest	Further details
Fate of the monitoring infrastructure	Develop partnership if interested in long term access to monitoring at site (in the event of release and signoff).

Explore retrocession to government structures (CIAPOL, ANDE), possibility of converting bores for water supply.
TSF	Land use and revegetation of TSF area	Devise appropriate communication approach due to sensitivity of concerns associated with cyanide contamination.

Determine location and specification of post closure spillway which will maintain final lake level.

Establish potential for economic planting into tailings.
Water storage facilities	Water storage reservoirs kept as is for use by community or Beneficial land uses and vegetation for river valley floor	Beneficial uses of water to be resolved – irrigation, aquaculture or otherwise. Potential to arrange with pumping setup or minor diversion works.

Need to clarify ownership and custodianship.

Need to clarify access control for safety.

Draining option assumes dams will be drained and require revegetation.
Access, internal and haul roads	Fate of mine access road and primary mine internal roads	Need to determine who the roads will revert to (e.g. community, government) and under which mechanism.
All	Rehabilitation and revegetation for disturbed areas	Shape of rehabilitation and revegetation.
	Fate of all undisturbed and rehabilitated land	Need to determine who the land will revert to (e.g. community, government) and under which mechanism.
	Fate of any non-industrial buildings	If to remain, will also require ownership and right to access clarification.

Roxgold Report № R2020.002	381

20.5	Greenhouse Gas (GHG) emissions

This section presents an (a) estimate the Greenhouse Gas (GHG) emissions and intensities for the Séguéla Gold Project, Côte d’Ivoire (the Project), and (b) analyze if reporting or other action trigger values contained in the IFC Performance Standards (PS) and the Equator Principles (EP) will be exceeded.

The Project benefits from its access to Ivory Coast’s relatively low GHG profile derived from its grid- electricity generated by gas (70%), hydropower (23%), and oil (6%) (AfDB, 2018). Using monthly diesel fuel and average annual grid-power consumption data, total energy use and intensities, and Scope 1 (diesel) and Scope 2 (power) GHG emissions and intensities were estimated.

The Project’s peak total GHG emissions is projected at 67,676 tCO2e (Figure 175). Based on fuel and energy consumption and a total production of 1,096,000 ounces (oz) of gold, the Project’s energy and GHG emission intensities are estimated at 4.39 GJ/oz and 0.58 tCO2e/oz, respectively.

The Project’s peak GHG emission exceeds the IFC PS trigger value of 25,000 tCO2e for public reporting. However, the peak GHG emissions remains well below the EP trigger value of 100,000 tCO2e which would require consideration of relevant Climate Change/Transition Risk Assessment, and an analysis of lower GHG intensive alternatives. The complete study (Prizma, Estimated GHG Footprint of Roxgold’s Séguéla Gold Project, Côte d’Ivoire, 2021) is presented in the annexes’ section.

Figure 198: Estimated GHG emission profile for the Séguéla Gold Project, Côte d’Ivoire (source, Prizma 2021)

Roxgold Report № R2020.002	382

21	Capital and Operating Costs

The cost estimates used in the study reflect the joint efforts of Knight Piésold Pty. Ltd., Lycopodium Minerals Canada Ltd., Entech Pty Ltd., ECG Engineering Pty. Ltd., and Roxgold. Roxgold compiled the capital cost data into the overall cost estimate.Table 148 outlines the responsibilities of each contributor to the cost estimates. The Qualified Person taking overall professional responsibility for this section is Mr. Paul Criddle, FAusIMM (#309804) from Roxgold.

Table 148: Cost estimate contributions.

Company	Responsibility
Entech Pty Ltd	Mine design and scheduling for estimating capital and operating costs for the open pit mines from tendered pricing from prospective open pit mining contractors and transition to owner mining
Lycopodium Minerals Canada Ltd	Design and estimate for the processing plant capital and operating costs from tendered pricing from prospective EPC contractors
Knight Piésold Pty Ltd	Design and estimate for the tailings storage facility, water storage dam, and site water management structures (e.g. sediment control, diversion channels, etc.)
ECG Engineering Pty Ltd	Design and estimate for the site power supply / grid connection
Roxgold Inc.	G&A operating cost estimates, labour cost estimates, owner's costs and miscellaneous surface infrastructure not captured in the scope of work of the consultants

Roxgold reviewed the assumptions, parameters, and methods used to prepare the cost estimates and is of the opinion that they are sufficient for supporting the economic analysis.

21.1	Capital Costs

The capital required to develop Séguéla is estimated to be $142.2 million (including $8.0 million contingency) with sustaining capital representing an additional $141 million directly related to mining operations, $32 million of processing and infrastructure sustaining capital, and $11 million of closure costs over the nine-year mine life.

The pre-production capital relates to mining activities, plant and infrastructure construction activities and owners team assembly prior to first material being delivered to the processing facility, where 315,000 tonnes of ore and 625,000 tonnes of waste are mined in order to establish a reasonable stockpile ahead of processing operations commencing. All contractor mobilization and setup costs are included in the pre- production capital allowance.

Roxgold Report № R2020.002	383

The Séguéla pre-production period was considered to be 18-months (July 2021 – December 2022). The sustaining capital costs and operating costs are for the life of mine period (2023 – 2031). Processing of the remaining stockpiled material on the ROM pad and reclamation / mine closure and is expected to occur in 2032 and 2033, respectively.

Capital cost estimates were prepared to an accuracy level of +/- 15 % and are presented in US dollars as at the first quarter of 2021 (1Q21).

The capital cost estimates include the following contingency rates:

•	2.5% for EPC cost for the process plant and related infrastructure owing to the EPC cost originating from a firm price from a reputable, experienced EPC contractor;
•	5% for other firm quoted equipment;
•	10% for items where preliminary designs have been completed and tender pricing / rates received from reputable, experienced contractors;
•	10% contingency for general and administration costs;
•	10% contingency for mining pre-production costs;
•	10% contingency for environment and social costs including land compensation and livelihood restoration;
•	15% for factored estimates; and
•	20% for allowances.

The overall contingency rate is 6% ($8.0 million). The contingency makes provision for uncertain elements of cost within the project scope.

Exchange rates used to develop the costs are as follows:

•	Australian dollar = $0.7610;
•	Canadian dollar = $0.7947;
•	Franc (CFA) = $0.0018; and
•	Euro (EUR) = $1.1761 as taken from website www.xe.com on 2 April 2021.

The following items are specifically excluded from the capital cost estimate:

•	No allowance has been made for escalation of prices (costs for escalation are included in the EPC cost in the capital estimate);
•	No allowance has been made for financing costs or interest;
•	No allowance has been made for government approvals and special permits;
•	No allowance has been made for changes in scope;
•	No allowance has been made for currency exchange rate variations; and
•	All camp related costs and/or sunk capital (prior to 1 July 2021).

Roxgold Report № R2020.002	384

21.1.1	Pre-Production Capital Costs

Table 149 provides a summary of the $142 million (including $8 million contingency) pre-production capital cost estimate for the project. The pre-production capital relates to mining activities and construction prior to first material being delivered to the processing facility.

Table 149:   Summary of development capital costs.

Capital Costs	Value ($M)
Mining	$4.6
Processing	$81.3
Infrastructure and Sustainability	$39.3
G&A	$9.0
Contingency	$8.0
Total	$142.2

Details of the pre-production capital cost estimate are presented below.

A pre-production mining capital cost of $4.6 million relates to three months of contract mining prior to commissioning of the processing facility, where approximately 315,000 tonnes of ore and 625,000 tonnes of waste are mined in order to establish a reasonable stockpile ahead of processing operations commencing. Construction of the ROM pad and necessary haul roads are included in the pre-production capital allowance. Contractor mobilisation and setup costs are amortized over the life of mine. Infrastructure setup and fixed monthly costs for the contractor’s mining fleet are included in the pre- production capital allowance.

Table 150 provides a breakdown on the mine pre-production capital cost estimate.

Table 150: Mining pre-production capital costs.

Mine Capital Details	$M
Drill and Blast	$1.05
Load and Haul	$1.24
Diesel Cost	$0.63
Site Establishment	$0.39
Mining Owner Overheads	$0.03
Dayworks	$0.16
Grade Control Drilling	$0.15
Establish Facilities & Personnel	$-
Owner's Team	$0.97
Total Mining	$4.62

Roxgold Report № R2020.002	385

Significant contributions to the mining cost estimates were sourced from unit rates and costs from tender bids received by Roxgold. The mining capital cost estimate is based on:

•	Reputable and experienced contractor tender pricing / rates for open pit mining;
•	Quotations from fuel suppliers;
•	Owners staffing costs provided by Roxgold and fully loaded labour rates; and
•	No VAT is included

Not included in Table 150 are the items listed below, provided by the mining contractor at no initial cost. The cost of these items has been included in the contractor’s quoted unit rates and recovered over the life of the mine.

•	Air compressor and portal water tanks, piping;
•	Surface settling ponds;
•	Maintenance workshop and wash bay;
•	Offices, stores and change house and
•	All utility (water, sewage, and power) reticulation supplies and equipment.

The processing plant capital relates to a facility with a nominal hard rock throughput of 1.25 Mtpa and compliant with other key process design criteria summarized in Section 17. The capital cost estimate is based on a fixed sum engineering, procurement and construction (“EPC”) implementation approach and horizontal (discipline based) construction contract packaging. The EPC costs originate from a firm price from a reputable, experienced EPC contractor selected via a competitive tendering process. These costs include the procurement of equipment, materials and services to construct the complete process plant on a fixed cost basis as defined by the EPC scope of work. Included in these costs are the following:

•	Mechanical, electrical and control equipment
•	Bulk goods including concrete rebar, structural steel, platework, tankage, piping, steel-framed buildings and the prefabricated combined control/titration building, electrical cable, etc.
•	Freight to site for all procured goods
•	Direct and indirect costs for the construction of the plant. Indirect costs include mobilization and demobilization, temporary facilities, construction equipment and tools, large mobile equipment, fuel and consumables
•	Commissioning spares
•	EPC services including engineering and design, procurement, construction management, commissioning services and vendor representatives during construction and commissioning.

Roxgold Report № R2020.002	386

The pre-production costs estimate also includes firm-quoted proposals for the supply of six ‘long lead’ mechanical equipment packages (SAG Mill, Thickener, Crusher, Apron Feeders, Vibrating Grizzly and Cyclone Cluster) for the process plant (free issued by Roxgold).

The process plant bulk earthworks costs were based on firm-quoted proposals received from qualified contractors in the region based on issued for construction designs.

Allowances for scope changes and contract incentives (budget and schedule) are also included.

Table 151 provides a breakdown on the process pre-production capital cost estimate.

Table 151: Process pre-production capital costs.

Process Capital Details	$M
GMP Contract - Design and Build	$67.38
Free Issued Equipment	$9.71
Earthworks	$3.64
Allowances and Incentives	$0.54
Total Process	$81.27

Inherent to the process capital estimate are considerations for:

•	Compliance to current site health and safety, environment, and community relations regulations and work practices;
•	Bulk materials such as rebar, structural steel and plate, electric cable and piping are all readily available in the scheduled timeframe;
•	Capital equipment being available in the timeframes scheduled;
•	The estimate of the process costs is stated exclusive of all taxes, royalties, duties and levies which may be imposed resulting from the purchase and transportation of the materials and use of services. Including but not limited to customs duties, permitting costs, withholding tax, value added tax, etc. with the exception of NHIL, GETFL, ECOWAS levies, which are included in the EPC price;
•	Contractor insurances such as worker’s compensation, general liability, and professional indemnity; and
•	Realistic COVID-19 protocols during construction.

The infrastructure pre-production cost includes site roads, utilities, buildings, mobile equipment, electrical distribution, tailings management facility, and water storage dam. The sustainability pre-production cost includes land compensation, livelihood restoration, and COVID-19 management and medical expenses. Table 152 provides a breakdown on the surface infrastructure and sustainability pre-production capital cost estimate.

Roxgold Report № R2020.002	387

Table 152: Infrastructure and environment pre-production capital costs.

Infrastructure and Sustainability Capital Details	$M
Warehouse Supplies	$1.60
Accommodation Camp	$0.95
Roads	$0.51
General Infrastructure and Buildings	$4.06
Material / Equipment	$4.85
Tailings Storage Facility	$10.83
Water Storage Dam	$1.93
Surface Water Management	$1.77
Grid Connection	$9.93
Sustainability	$2.91
Total Infrastructure and Environment	$39.35

The infrastructure and sustainability cost comprise:

•	Surface infrastructure estimates based on firm-quoted proposals received from qualified and experienced contractors and suppliers in the region;
•	The salaries are based on Roxgold’s salary matrix and data provided by human resource consultants in Côte d’Ivoire;
•	Proposals and studies provided by Ivorian civil contractors and suppliers and various consultants (e.g. Knight Piésold and ECG for the tailings and water dams and 90kV power off-take, respectively);
•	Freight estimated at 6% of supply costs;
•	Compagnie Ivoiriennne d’Electricite (CIE) standard tariff schedule for electricity rates;
•	Earthworks estimated quantities and bill of materials derived from preliminary designs along with unit rates from qualified contractors in the region;
•	Budgetary quotations from equipment and machinery suppliers; and
•	No VAT is included (i.e. pre-tax capital costs).

General and administration costs were factored from actual costs incurred from the development of Roxgold’s Yaramoko Gold Mine in Burkina Faso. The costs comprise of insurance, first fills, capital spares, travel, utilities, security, consultants, and personnel accommodation.

Roxgold Report № R2020.002	388

21.1.2       Sustaining Capital Costs

Sustaining capital costs of $173 million plus an additional $11 million for reclamation are estimated for the period from Year 1 (first ore to the processing plant) through to mid-Year 10 (reclamation). No escalation has been applied to the capital costs.

Roxgold Report № R2020.002	389

Table 153 provides a summary of the sustaining capital cost estimate for the project.

Table 153: Estimated annual sustaining capital costs.

Year	Units	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Total
Mining	$M	17.4	23.8	19.6	22.7	28.5	12.3	4.6	9.3	2.7	-	141.0
Processing	$M	0.2	0.2	0.6	0.2	0.2	0.2	0.2	0.2	0.2	-	2.0
Infrastructure and Environment	$M	4.7	4.0	2.8	2.8	2.9	2.9	3.5	5.4	0.6	-	29.7
Closure	$M	-	-	-	-	-	-	-		3.2	8.0	11.2
Total	$M	22.3	28.0	23.0	25.7	31.6	15.4	8.3	14.9	6.6	8.0	184.0

Roxgold Report № R2020.002	390

The mine sustaining capital cost estimate is shown in Table 154.

Table 154: Mining sustaining capital costs.

Mine Sustaining Capital Details	$M
Drill and Blast	$48.3
Load and Haul	$53.9
Diesel Cost	$29.6
Site Establishment	$5.8
Mining Owner Overheads	$0.3
Dayworks	$-
Grade Control Drilling	$-
Establish Facilities & Personnel	$3.1
Total Mining	$141.0

Roxgold Report № R2020.002	391

The sustaining capital for the processing plant and supporting infrastructure was estimated at 0.5% of the development capital. The tailings storage facility sustaining capital was estimated by Knight Piésold as part of developing a preliminary annual embankment lift schedule. Reclamation costs for the project were estimated based on the areas of impacted zones and unit rates for activities to reclaim these areas to their natural state.

21.2	Operating Cost Estimate

Total estimated cash costs averaging $47.83 per tonne processed are estimated for the life of mine and are presented in Table 155 and Table 156. The mining operating costs were developed based on quotes from reputable mining contractors, with experience in West Africa, including current operating experience in Côte d’Ivoire, as well as Entech’s owner operator first principles cost model. The costs and productivity estimates have been validated against Entech’s internal database of similar benchmarked operations in West Africa and assumes a transition from contract mining to owner operator 3.5 years after mining operation begin. The processing operating costs were developed from metallurgical testwork, consumables and reagent prices from suppliers, Roxgold operational experience, first principles and Lycopodium’s database according to typical industry standards applicable to gold processing plants in West Africa. General and administration costs were factored from historical operating cost data from the development and operation of Roxgold’s Yaramoko Gold Mine in Burkina Faso.

Operating cost estimates are presented in US dollars as at the fourth quarter of 2020 (4Q20) and first quarter of 2020 (1Q20) for the processing costs only and are based on diesel fuel at $0.88 per litre and electrical power at $0.1018 per kWh.

Table 155: Life of mine operating cash costs.

Cash Costs	Value ($/t milled)
Mining	$29.96
Processing	$12.57
General and Administrative	$5.30
Total	$47.83

Roxgold Report № R2020.002	392

Table 156: Life of mine operating cost estimate.

	Units	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
Mining	$M	30.7	44.1	48.6	45.5	38.9	56.2	40.4	31.8	26.9
Processing	$M	18.6	18.6	19.5	19.2	16.2	16.4	17.5	15.6	10.0
General and Administration	$M	8.3	8.2	7.5	7.5	7.3	7.4	7.0	6.5	4.3
Refining	$M	0.3	0.4	0.3	0.4	0.3	0.4	0.2	0.2	0.1
Total OPEX	$M	57.9	71.3	75.9	72.6	62.7	80.4	65.1	54.2	41.4
	$/t	46.31	57.03	48.35	46.22	50.75	61.71	41.48	38.20	46.13

Roxgold Report № R2020.002	393

Details of the site operating cost estimate are presented below.

Table 157 shows the details of the average estimated life of mine mining operating cost. Costs in the table include contractor and Roxgold costs.

Table 157: Life of mine mining operating cost.

Mine Operating Details	$/t (milled)
Drill and Blast	9.52
Load and Haul	11.60
Diesel Cost	5.33
Site Establishment	-
Mining Owner Overheads	0.07
Dayworks	0.49
Grade Control Drilling	1.86
Establish Facilities & Personnel	0.08
Owner's Team	1.02
Total	29.96

Roxgold invited completed tendered quotes from reputable mining contractors, with experience in West Africa, for the provision of mining services covering the Antenna, Ancien, Agouti, Koula and Boulder deposits. Entech have used the estimated operating costs received to generate the life of mine operating cost.

The mining method for each of the satellite pits is the same as the approach contemplated in the initial cost estimates and it has been assumed that all the mining will be done with a common fleet of equipment and operated in the various pits as required to meet the plant feed rate. The costs and productivity estimates have been validated against Entech’s internal database of similar benchmarks operations in West Africa.

Table 158 shows a breakdown of the life of mine process operating cost estimate. The process operating costs for the Project have been developed according to typical industry standards applicable to gold material processing plants. Quantities and cost data were compiled from a variety of sources including metallurgical testwork, consumables and reagent prices form suppliers, advice from Roxgold, Lycopodium’s database, and first principles.

The consumables category covers all wear parts and consumable materials in the process plant. Consumables include liners for equipment such as crushers and mills, reagents, as well as diesel fuel. Maintenance spares and materials costs were estimated by applying factors to the fixed/direct capital investment. Crusher and mill wear parts are included in the consumables allowance. The factors applied are based on Lycopodium’s database and experience. Mobile equipment lease and maintenance costs are estimated from previous projects. Maintenance overhead costs include software, training, manuals, licenses and control system upkeep and are based on previous projects. Contracted maintenance costs, for the replacement of mill liners and major shutdowns, are estimated based on Lycopodium’s experience. The process labour includes process plant operations, metallurgy and maintenance staff. The process labour includes a combination of day and shift work. The complement is based on a four-panel crew rotation working 12-hour shifts. The estimated annual process plant labour was based on Roxgold’s salary grid. It is anticipated that the plant labour cost will decrease in later years as certain positions become nationalized and or become redundant. The process plant electricity consumption is determined based on the installed power excluding standby equipment. The operating cost for the plant laboratory is estimated based on the number of samples required to operate the process plant.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	394

Table 158: Life of mine process operating cost.

Process Operating Details	$/t (milled)
Consumables	4.72
Plant Maintenance	1.38
Laboratory	0.09
Power	4.38
Labour	2.01
Total	12.57

Table 159 provides a breakdown of the general and administration operating cost estimate.

Table 159: Life of mine general and administration operating costs.

General and Administration Operating Details	$/t (milled)
Site Office	0.35
Insurances	0.47
Financial	0.16
Fees	0.12
Consultants	0.12
Personnel Expenses	0.38
Staff	2.71
Contracts	0.68
Miscellaneous	0.33
Total	5.30

General and administration costs were factored from actual costs incurred from Roxgold’s Yaramoko Gold Mine in Burkina Faso. The G&A structure contemplated for the Séguéla Project is the same as that operated at Yaramoko. These were calculated on an activities basis. Miscellaneous costs include allowances for training and education, communications, consultants, and compliance audits.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	395

22	Economic Analysis

The Qualified Person (QP) taking overall professional responsibility for this section is Mr. Paul Criddle, FAusIMM (#309804) of Roxgold Inc with support from Mr. Ryan Hairsine of Roxgold Inc., Director of Projects. In addition, the following QPs have contributed to this section:

•	Shane Mcleay (FAusIMM 222752) of Entech Pty Ltd, responsible for mining capital and operating cost estimation;
•	Niel Morrison (P.Eng #100134360) of Lycopodium, responsible for mineral processing capital and operating cost estimation;
•	Geoff Bailey CPEng (FIEAust, NPER #378695) of ECG, responsible for grid connection and power supply cost estimation;
•	David Morgan (AIMM #202216, CPEng #974219) of Knight Piésold, responsible for tailings and water dam capital and sustaining capital cost estimation.
•	Mr. Paul Criddle (FAusIMM #309804) of Roxgold Inc with support from Mr. Ryan Hairsine of Roxgold Inc., Director of Projects, responsible for general and administration cost estimation and surface infrastructure cost estimation.

The following sections summarize the economic evaluation methodology and results for the Séguéla Gold Project feasibility study.

22.1	Summary

The Séguéla Gold Project has been evaluated on a discounted cash flow basis. The results of the analysis show the project to be economically very robust and a summary is shown in Table 160. The pre-tax net present value with a 5% discount rate (NPV5%) is $455 million and with an IRR of 53% using a base gold price of $1,600/oz. The economic analysis assumes that Roxgold will provide all development funding via inter-company loans to the mine operating entity, which will be repaid with interest from future gold sales. On this basis, over the nine-year operating mine plan outlined in the DFS, Roxgold’s 90% interest in the project is expected to provide an after- tax NPV5% of $380 million and an IRR of 49% at a gold price of $1,600/oz.

Payback period is expected to be 1.7-years at a gold price of $1,600/oz. Payback period is defined as the time after process plant start-up that is required to recover the initial expenditures incurred developing the Séguéla Gold Project.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	396

Table 160: Feasibility study project economic summary.

Metrics	Units	Results
Life of Mine	years	8.6
Total Ore Mined	tonnes	12,064,000
Contained Gold in Mined Resource	oz	1,088,000
Strip ratio	w:o	13.9:1
LOM Average Throughput	tpd	3,843
Head Grade	g/t	2.80
Recoveries	%	94.50%
Gold production
Total Production over LOM	oz	1,028,000
Average Annual production over LOM	oz	120,000
Average Annual production over first 6 years	oz	133,000
Per unit costs over LOM
Total Mining Costs	$/t, mined	$2.79
Mining Costs, Sustaining Capital	$/t, mined	$0.78
Mining Costs, Operating Costs	$/t, mined	$2.01
Processing	$/t, processed	$12.57
G&A	$/t, processed	$5.30
Total Operating Costs (excl. Sustaining Capital)	$/t, processed	$47.83
Cash Costs[1]
Average Cash Costs over LOM	$/oz	$567
Average Cash Costs over First 6 years	$/oz	$528
AISC[1]
Average AISC over LOM	$/oz	$832
Average AISC over First 6 years	$/oz	$797
Capital Costs
Initial Capital Expenditure	$M	$142
Sustaining Capital, Operations + Infrastructure (ex-closure costs)	$M	$32
Sustaining Capital, Mining	$M	$141
NPV5%, pre-tax	$M	$455
Pre-tax IRR	%	53%
NPV5%, after-tax – attributable to Roxgold’s 90% interest	$M	$380
After-tax IRR	%	49%
Payback Period	years	1.7
Annual EBITDA
Average EBITDA over LOM	$M	$107
Average EBITDA over First 6 years	$M	$130
Note: (1) Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary NoteRegarding Non-GAAP Measures”.

Like most gold mining projects the key economic indicators of NPV5% and IRR are most sensitive to changes in gold price. A $200/oz reduction in the gold price would reduce Roxgold’s after-tax NPV5% by $109-million and reduce the IRR by 11%. A $200/oz increase in the gold price would increase Roxgold’s NPV5% by $98-million and increase the IRR by 15%.

The cash flow analysis has been prepared on a constant 2021 US dollar basis. No inflation or escalation of revenue or costs has been incorporated.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	397

20.1	Valuation Methodology

The Séguéla Gold Project has been valued using a discounted cash flow (DCF) approach. This method of valuation requires projecting yearly cash inflows, or revenues, and subtracting yearly cash outflows such as operating costs, capital costs, royalties, value-added-tax (VAT), and federal taxes, etc. Cash flows are taken to occur at the end of each period. The resulting net annual cash flows are discounted back to the date of valuation, Year 0, and totalled to determine net present values (NPVs) at the selected discount rates. The internal rate of return (IRR) is calculated as the discount rate that yields a zero NPV. The payback period is calculated as the time needed to recover the initial capital spent from initial investment start.

The results of the economic analysis represent forward-looking information that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

All monetary amounts are presented in US dollars (USD), unless otherwise specified, and financial results are reported on both post-tax and pre-tax basis.

20.2	Assumptions

The metal prices used in the economic analysis are based on the consensus average long-term metal price.

Table 161 shows the key assumptions used in the economic analysis.

Table 161:    Key economic assumptions.

Item	Unit	Value
Currency		USD
Gold Price	$/oz	1,600
Gold Payable	%	99.0
Mill Recovery	%	94.5
Base Case Discount Rate	%	5.0
Exchange Rate
EUR to USD		1.1761
XOF to USD		0.0018
Royalty
<=$1,100/oz	%	3.0
>$1,100/oz and <=$1,300/oz	%	3.5
>$1,300/oz and <=$1,600/oz	%	4.0
>$1,600/oz and <=$2,000/oz	%	5.0
>$2,000/oz	%	6.0
Vendor Royalty*	%	1.2
Social Fund	%	0.5
Post Buyback Royalty	%	0.6

* Roxgold hols a buy-back right for up to 0.6% at a pro rata price of AUD$10M of the outstanding 1.2% NSR held by Franco-Nevada Corporation for a period of three years following the effective date of March 30, 2021.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	398

The government of Côte d’Ivoire is entitled to a 10% interest in the project. The project economic evaluation after-tax results presented in the following sections assume a 90% basis.

The cash flow analysis has been prepared on a constant 2021 US dollar basis. No inflation or escalation of revenue or costs has been incorporated.

22.2	Production and Mill Feed

The annual mine production and mill feed schedule is shown in Figure 199. Life of mine mill feed totals 12.0 Mt of ore at a grade of 2.8 g/t gold. Mill feed commences in Year 1 and continues for 8.6 years.

The Séguéla Gold Project will consist of the simultaneous exploitation of the Antenna deposit and satellite deposits: Koula, Ancien, Agouti, and Boulder. The overall strategy is to have production from these satellite deposits complement the production from Antenna to achieve a baseline production rate sufficient to feed the processing plat at a rate of 1.25 million tonnes per annum initially and increasing to 1.57 million tonnes per annum in year 3.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	399

Figure 199: Séguéla Feasibility Study production profile.

An ore stockpile from the project’s deposits will be maintained throughout the mine life. The stockpile size averages about 2.1 months of production serving as a buffer between mining and process plant operation. Table 162 includes annual estimates of recovered gold, based on the projected overall (i.e. gravity plus cyanidation) process recovery estimate of 94.5% presented in Section 13. Recovered gold is estimated to total 1,028 koz over the mine life, for an average of 120 koz per year over the 8.6-year processing period. Payable gold after refinery losses and deductions is estimated at 99% of recovered gold or 1,018 koz over the mine life.

Table 162: Mine production and mill feed schedule.

Year	Units	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
Tonnes Mined	kt	940	14,479	22,782	24,329	24,859	26,101	26,809	15,459	14,350	10,007
Tonnes Milled	kt	-	1,250	1,250	1,570	1,570	1,236	1,302	1,570	1,419	897
Gold Mill Feed Grade	g/t	-	2.73	3.85	2.78	3.16	3.26	3.59	1.93	1.99	1.92
Gold Recovery	%	-	94.5%	94.5%	94.5%	94.5%	94.5%	94.5%	94.5%	94.5%	94.5%
Gold Recovered	koz	-	104	146	133	151	123	142	92	86	52
Gold Payable	koz	-	103	145	131	149	121	141	91	85	52

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	400

22.3	Cost Estimates

22.3.1	Capital and Operating Costs

Capital and operating cost estimates are presented in Section 20 of this report. Initial capital is estimated at $142 million (including $8 million contingency) with an additional $32 million of sustaining capital for operations and infrastructure, $141 million of mining sustaining capital and $11 million of closure costs over the mine life.

As presented in Section 20 life of mine operating cash costs average $47.83/t milled.

All cost estimates are in US dollar currency as at the fourth quarter of 2020 (4Q20) and first quarter of 2020 (1Q20) for the processing costs only and are based on diesel fuel at $0.88 per litre and electrical power at $0.1018 per kWh. The electricity price is based on utilizing grid power supplied by the Cote d’Ivoire electricity utility. The cost estimates assume electrical power is provided solely from the grid.

22.3.2	Closure and Salvage Value

The mine closure cost as presented in Section 19 is estimated at $11.2-million and assumed to be incurred beginning in the final production year.

It is assumed that the salvage value for the process plant equipment offsets its closure costs. No allowances for salvage value of other equipment and facilities are included in the project economic evaluation.

22.3.3	Working Capital

Gold is contained within mill circuits and some gold production will be in doré inventory on site or in transit to the refinery. These delays in the receipt of gold revenue contribute to project working capital requirements. Working capital is also required to maintain an operating supplies inventory. The feasibility study has incorporated these working capital movements into the economic analysis which are offset over the life of the mine by movements in accounts payable.

22.3.4	All-in Unit Cost Estimates

Estimated unit costs, based on World Gold Council non-GAAP metrics, are summarized in Table 163 below. The project is expected to produce gold at an all-in sustaining cost of $832/oz of payable gold. Including initial capital, the all-in cost is estimated at $972/oz payable gold over the nine-year operating plan in the feasibility study.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	401

Table 163:	Life of Mine All-In Sustaining Cost and All-In Cost.

	$M	$/t milled	$/payable oz
Operating Cost
Mining	361	29.96	355
Processing	152	12.57	149
G&A	64	5.30	63
Subtotal, Direct Operating Costs	577	47.83	567
Refining	3	0.22	3
Royalties	75	6.24	74
Social Fund	8	0.67	8
Total Operating Costs	663	54.97	652
Sustaining Capital, and Reclamation
Mining	141	11.69	139
Processing	2	0.17	2
Infrastructure and Environment	30	2.46	29
Closure	11	0.93	11
All-in Sustaining Cost*	847	70.22	832
Initial Pre-production Capital Cost
Mining	5	0.38	5
Processing	81	6.74	80
Infrastructure and Sustainability	39	3.26	39
G&A	9	0.75	9
Contingency	8	0.66	8
Capital Expenditures (non-sustaining)	142	11.79	140
All-in Cost*	989	82.00	972

* Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”. All-in Sustaining Costs are presented as defined by the World Gold Council less Corporate G&A.

22.4	Taxes and Royalties

Several taxes and royalties are included in the economic evaluation, as described below.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	402

22.4.1	Government Royalty

The government of Côte d’Ivoire assesses a gross revenue royalty on gold projects, with the royalty rate varying according to the world gold price as shown in Table 164.

Table 164:    Government royalty.

Gold Price	Royalty
<=$1,000/oz	3.0%
>$1,000 and <=$1,300/oz	3.5%
>$1,300 and <=$1,600/oz	4.0%
>$1,600and <=$2,000/oz	5.0%
>$2000/oz	6.0%

22.4.2       Royalties

In addition to the specified terms of sale for the Project outlined in Section 4.2, Franco Nevada Corporation holds a 1.2% Net Smelter Return royalty on the Séguéla Project of which up to 50% can be repurchased for a period of up to 3 years from March 31, 2021 on a pro rata basis based on the sale price of A$20 million.

Under the 2014 mining code, the government of Côte d’Ivoire established a community development fund to be financed in part by assessing a gross revenue royalty of 0.5% to holders of an exploitation license.

22.4.3       Duties and Levies

The government of Côte d’Ivoire assesses customs duties and levies totalling 7.5% on imported goods. During the development phase and initial investment period the holder of an exploitation permit is exempted from customs duties, including VAT, collected on the import on machinery, materials machines and equipment as well as on spare parts included in the approved schedules for the project and directly and definitively intended for mining operations. The feasibility study assumes imports of machinery, materials machines and equipment as well as on spare parts (limited to 30% of the initial equipment value) during operations are exempt from customs duties, including VAT. This assumption is based on precedent mining conventions and will be subject to negotiation as part of the mining convention process.

22.4.4       Value Added Tax

Côte d’Ivoire has a VAT rate currently set at 18%. The holder of an exploitation permit is exempted from VAT on its imports and foreign services, the purchase of goods and services in Côte d’Ivoire and on sales in connection with the mining operations up to the date of the first commercial production.

The feasibility study assumes VAT exemption on imports and acquisitions of foreign goods and services related to mining activities during operations. This assumption is based on precedent mining conventions and will be subject to negotiation as part of the mining convention process.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	403

22.4.5       Corporate Income Tax

A federal tax rate of 25% is applicable on income after deductions for gold mining projects in Côte d’Ivoire. Whilst a five-year income tax holiday has been assumed in the economic model, this will be subject to negotiation as part of the mining convention process. Deductions from income for estimating income subject to income tax include the following items:

22.1.1.1	Depreciation

In this assessment, development and facilities are depreciated using a unit of production method. Depreciation commences once the facilities are placed into service and the mine and mill are operating. Using this approach equipment and facilities are fully depreciated over the mine life.

22.1.1.2	Carry Forward Costs

Sunk exploration and other eligible project costs can be carried forward and deducted from income. Mine operating losses can also be carried forward and deducted from income in future years.

22.1.1.3	Other Deductions

Other deductions from income for the purposes of estimating income subject to tax include management fees and interest expenses which are discussed further below.

22.4.6       Withholding Taxes

The government of Côte d’Ivoire assesses withholding taxes of 18% on interest income and 15% on dividends. Discounts of 50% to these rates have been assumed in the feasibility study based on precedent mining conventions. This will be subject to negotiation as part of the mining convention process.

A withholding tax at a standard rate of 20% is applicable on the value of professional services from a provider not registered in Côte d’Ivoire.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	404

22.5	Government Carried Interest

Under the mining code of Côte d’Ivoire, the government is entitled to a 10% interest in the project upon formal award on an exploitation permit. The government’s interest has been modelled in accordance with the following:

•	Roxgold holds 90% and the government of Côte d’Ivoire holds 10% of the shares of Roxgold’s in- country operating entity. Roxgold, as managing shareholder, will receive an annual management fee;
•	Roxgold sunk costs and funds provided to develop the mine will be booked as loans to the operating company, to be repaid with interest out of available cash flow;
•	The remaining operating company cash flow after sustaining capital requirements have been met will be distributed to the two shareholders in the form of dividends, with 10% of the dividends going to the government of Burkina Faso and 90% to Roxgold; and
•	Dividends and interest received by Roxgold will be subject to Burkina Faso withholding taxes.

22.6	Economic Results

The economic results as summarized in Table 165 are favourable for the Séguéla Gold Project. The government of Côte d’Ivoire is entitled to a 10% interest in the project. The project is expected to provide a project pre-tax NPV5% of $455 million at a gold price of $1,600/oz assuming Roxgold provides all funds to develop the mine in the form of loans to the operating company that are repaid, with interest, from gold sales. Roxgold’s 90% in the project is expected to provide an after-tax NPV5% at a $1,600/oz gold price of $380 million. Internal rates of return (IRR) are respectively 53% pre-tax and 49% after-tax.

At a gold price of $1,600/oz, Roxgold’s payback period is expected to be 1.7 years.

The government of Côte d’Ivoire is estimated to receive an undiscounted $182 million from the Séguéla Gold Project in the form of royalties, dividends, corporate taxes, and withholding taxes. This excludes VAT, duties and levies paid by Roxgold and by its suppliers and contractors.

Detailed cash flow estimates by year are presented in Table 165.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	405

Table 165:   Feasibility study cash flow estimate.

	Units	LOM Total	Year -1	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Production
Tonnes mined	kt	180,115	-	940	14,479	22,782	24,329	24,859	26,101	26,809	15,459	14,350	10,007	-
Tonnes milled	kt	12,064	-	-	1,250	1,250	1,570	1,570	1,236	1,302	1,570	1,419	897	-
Gold mill feed grade	g/t	2.80	-	-	2.73	3.85	2.78	3.16	3.26	3.59	1.93	1.99	1.92	-
Gold Recovery	%	94.5	-	-	94.5	94.5	94.5	94.5	94.5	94.5	94.5	94.5	94.5	-
Gold Recovered	koz	1,028	-	-	104	146	133	151	123	142	92	86	52	-
Gold Revenue
Gold Price	$/oz	1,600	1,600	1,600	1,600	1,600	1,600	1,600	1,600	1,600	1,600	1,600	1,600	1,600
Gold Sales	000 oz	1,018	-	-	103	145	131	149	121	141	91	85	52	-
Gold Sales Revenue	$M	1,629	-	-	164	232	210	239	194	225	145	136	83	-
Operating Costs
Mining	$M	-363	-	-	-31	-44	-49	-45	-39	-56	-40	-32	-27	-
Processing	$M	-152	-	-	-19	-19	-19	-19	-16	-16	-18	-16	-10	-
G&A	$M	-64	-	-	-8	-8	-8	-8	-7	-7	-7	-7	-4	-
Gold Refining	$M	-3	-	-	-0	-0	-0	-0	-0	-0	-0	-0	-0	-
Total Opex excluding Royalties and Social Fund	$M	-581	-	-	-58	-71	-76	-73	-63	-80	-65	-54	-41	-
Royalties	$M	-75	-	-	-8	-11	-10	-11	-9	-10	-7	-6	-4	-
Social Fund	$M	-8	-	-	-1	-1	-1	-1	-1	-1	-1	-1	-0	-
Total Opex including Royalties and Social Fund	$M	-665	-	-	-67	-83	-87	-85	-73	-92	-73	-61	-46	-
Capital and Closure Costs
Development Capital	$M	-142	-64	-78	-	-	-	-	-	-	-	-	-	-
Sustaining Capital	$M	-173	-	-	-22	-28	-23	-26	-32	-15	-8	-15	-3	-
Closure	$M	-11	-	-	-	-	-	-	-	-	-	-	-3	-8
Total Capital and Closure Costs	$M	-326	-64	-78	-22	-28	-23	-26	-32	-15	-8	-15	-7	-8
Project Valuation
Project Net Cash Flow, pre-tax	$M	639	-64	-81	77	115	107	140	92	118	58	62	33	-17
NPV5%	$M	455
IRR	%	53%
Payback Period	years	1.6
Attributable Net Cash Flow, after-tax	$M	536	-64	-78	66	113	106	122	63	86	45	48	28	-
NPV5% – attributable to Roxgold’s 90% interest	$M	380
IRR	%	49%
Payback Period	years	1.7

Note: Figures may not total exactly due to rounding.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	406

22.7	Sensitivity Analysis

The Séguéla Gold Project contemplated in the feasibility study demonstrates strong economic performance across a range of variables. Estimated NPV sensitivities for key operating and economic metrics are presented in Table 166, Table 167, and Table 168.

Like most gold mining projects, the key economic indicators of NPV5% and IRR are most sensitive to changes in gold price. A $200/oz reduction in the gold price would reduce Roxgold’s after-tax NPV5% by $109-million and reduce the IRR by 11%. A $200/oz increase in the gold price would increase Roxgold’s NPV5% by $98-million and increase the IRR by 9%.

Table 166: After-tax NPV (for Roxgold’s 90% interest) sensitivity to discount rate and gold price.

				Gold Price
		$1,400/oz	$1,500/oz	$1,600/oz	$1,700/oz	$1,800/oz
	5.0%	$271	$325	$380	$425	$478
Discount Rate	7.5%	$224	$273	$321	$360	$407
	10.0%	$186	$229	$271	$307	$348

Table 167: After-tax IRR sensitivity to gold price.

			Gold Price
	$1,400/oz	$1,500/oz	$1,600/oz	$1,700/oz	$1,800/oz
IRR	38%	44%	49%	53%	58%

Table 168: After-tax NPV5% sensitivity to capital costs and operating costs.

		Operating Costs
		-25%	-10%	0%	10%	25%
	-25%	$481	$435	$404	$373	$326
	-10%	$467	$421	$389	$358	$311
Capital Costs	0%	$457	$411	$380	$348	$301
	10%	$448	$401	$370	$339	$291
	25%	$433	$387	$355	$324	$277

The sensitivity of the NPV5% of Roxgold’s 90% interest in the project to +/- 25% changes in the key operating parameters of gold price, capital costs, operating costs, grade and recovery are shown in Figure 200. Similarly, the IRR of Roxgold’s 90% interest in the project +/- 25% changes in the key operating parameters are shown in Figure 201. The sensitivity results due to a parameter change assume the remaining parameters remain unaffected.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	407

Figure 200: After-tax NPV5% sensitivities to key input parameters.

Figure 201: After-tax IRR sensitivity to key input parameters.

The project NPV5% and IRR are most sensitive to changes in revenue parameters (i.e. gold price, head grade, and process plant recovery). Note that process plant recovery is at 94.5%, and cannot exceed 100%, so the upside on revenue is limited. The project NPV5% and IRR are slightly more sensitive to changes in capital costs than to operating costs. This is attributed to the fact that the capital costs are weighted heavily at the front-end of the project.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	408

23	Adjacent Properties

While Côte d’Ivoire contains significant gold endowment and several recognised gold projects, many of which are in operation, the small greenstone belt in which the Séguéla Project occurs is almost entirely encompassed by the Séguéla Project licence. There are no significant results to be reported on adjacent properties.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	409

24	Other Relevant Data and Information

No additional information or explanation is necessary to make the technical report understandable and not misleading.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	410

25	Interpretation and Conclusions

Roxgold in collaboration with various consultants has prepared a feasibility study of the Séguéla Project to demonstrate the potential economic viability of developing an open pit mining operation with onsite processing facilities targeting the Indicated Mineral Resource defined in the Antenna, Ancien, Agouti Boulder and Koula deposits.

This technical report provides a summary of the results and findings from each major area of investigation including exploration, geological modelling, Mineral Resource estimation, mine design, process design, infrastructure design, environmental management, capital and operating costs and economic analysis. The level of investigation for each of these areas is consistent with that normally expected with feasibility studies for resource development projects.

The financial analysis performed from the results of this feasibility study demonstrates the potential economic viability of the proposed Séguéla Project using the base case assumptions considered with opportunities to further strengthen the project’s economic foundation.

The interpretation of that body of work along with the opportunities and risks associated with each area of investigation are summarized in this section.

25.1	Geology

The Séguéla Property is located in a geological setting that is known to host significant gold deposits. The Séguéla Project comprises a number of advanced exploration targets, and a Mineral Resource of Indicated and Inferred classification. Good potential exists within the Séguéla Project to define further Mineral Resources from extension of the defined Mineral Resource and exploration targets already identified.

The Mineral Resource estimate incorporates data from all drilling (RC and DD) to date comprising 125,510 m in 910 drillholes targeting Antenna, Ancien, Agouti, Boulder and Koula. Roxgold completed 121,272 m of RC and DD drilling since the acquisition of the Séguéla Project in April 2019. Based on the analysis of quality control results available for the relevant drilling, the received data is considered acceptable for use in the Mineral Resource estimate.

Host geology modelling was based on radial basis function interpretation of lithological logging data. Mineralisation modelling was based on sectional interpretations, which were “snapped” to drillholes during digitisation, based on fire assays and lithological logging; as well as use of the ‘vein’ modelling tool in Leapfrog to delineate discreet stationary mineralised domains. Wireframes were generated for the mineralisation, host lithologies, weathering profile, and transported overburden.

A 3D block model was built to cover the entire deposit area, and coded to define a mineralised volume, using Micromine and Surpac software. High-quality RC, diamond and RC/diamond tail assay results were used to interpolate gold grades into the relevant mineralisation block using a combination OK and inverse distance techniques. The estimated block model was validated both visually and statistically.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	411

The Authors consider the data collection techniques to be consistent with industry good practice, and suitable for use in the preparation of the combined Séguéla Property Mineral Resource estimate and reported in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves.

25.1.1	Risks

General

As noted in Section 4.7, environmental, permitting, legal, title, taxation, socio-economic, marketing, and political or other relevant issues could potentially materially affect access, title, or the right or ability to perform the work recommended in this Technical Report on the Séguéla Property. However, at the time of this report, the Authors are unaware of any such potential issues affecting the Séguéla Property and work programs recommended in this report.

Roxgold considers the Property-specific risks identified in the following subsections to have low to moderate potential to reasonably affect the reliability or confidence in exploration information obtained to date or exploration programs proposed in this Technical Report.

Exploration

A key risk, common to all exploration companies, is that the targeted mineralisation type may not be discovered or if discovered it may not be of sufficient grade and/or tonnage to warrant commercial exploitation.

Mineral Resource Estimate

As noted in Section 14.20.2, the Antenna, Ancien, Agouti, Boulder and Koula deposit Mineral Resource estimates could be affected by:

•	Future, yet unknown environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues.
•	Metal price assumptions.
•	Changes to the technical inputs used to estimate gold content (e.g. bulk density estimation, grade interpolation methodology).
•	Geological interpretation (e.g. dykes and structural offsets such as faults and shear zones.)
•	Depletion due to artisanal mining activities.
•	Changes to geotechnical and mining assumptions, including the minimum mining thickness; or the application of alternative mining methods.
•	Changes to process plant recovery estimates if the metallurgical recovery in certain domains is lesser or greater than currently assumed.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	412

25.1.2	Opportunities

The Séguéla Property covers the entire greenstone belt exposure which hosts the Antenna, Ancien, Agouti, Boulder and Koula deposits, which is considered to be a strike continuation of the Senoufo greenstone belt which also hosts the Sissingue, Syama and Tongon gold deposits. The Séguéla Project is at an early stage of exploration with potential for expansion of known gold deposits, the advancement of known prospects to drill stage, and the discovery of new prospects. These targets have the potential to increase the Mineral Resource base and enhance the potential economics of the Séguéla project by adding additional ounces.

25.2	Mining

The mining strategy for the Séguéla Project is to engage a mining contractor to execute an agreed mining schedule for the first 3.5 years, after which mining will transition to owner mining. The mining schedule has the bulk of mining activities scheduled around mining of the Antenna deposit, being the largest deposit at Séguéla. The other deposits are scheduled to supplement plant feed over the LOM plan. A common pool of equipment will be used and scheduled across all active pits, so that movement of equipment between the pits is minimised and consumable and spare parts are shared within the fleet.

The Séguéla Project is planned as a conventional truck and shovel operation for the movement of ore and waste. Drill and blasting are planned for oxide, transitional and fresh mineralized and waste material. No free digging material was assumed for any weathered material. The mining schedule requires up to two 200 tonne excavators, complimented with an average of two 120 tonne excavators in the latter stages of mining the satellite pits, with an estimated total material productive capacity of approximately 25.0 Mtpa. The fleet will have sufficient capacity to allow for maintenance, transport between the pits, and make-up capacity to account for low productivity periods, such as high rainfall events. A fleet of up to twenty-six Caterpillar 777 trucks (payload of 100 t) will be used. The combined excavator and truck fleet has sufficient capacity to meet the production requirements of the mine plan at 1.25 Mtpa initially and then ramping up to 1.57 Mtpa from year 3 onwards.

ROM ore will be trucked from the pits to the ROM pad and tipped either onto the ROM pad to be reclaimed and loaded to the ROM bin or by direct tipping to the ROM bin.

25.2.1	Risks

Life of Mine Planning

Any negative update to the open pit designs, schedule and subsequently the LOM plan can impact the mine life, sequence of pit mining, capital and operating costs and the feed material into the ROM

Wet Season Mining

The contractors schedule of rates submission has taken into consideration periods of wet season for the required mining services contract deliverables. Extended periods of wet season puts at risk of the contractors ability to deliver the mine plan. An adequate stockpile of ore will be maintained on the ROM pad to enable plant operations to continue during wet periods.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	413

25.2.2	Opportunities

Mining costs

Completion of commercial negotiations with the preferred open pit contractor(s) may result in a lower mining cost as a result of additional granuality in data as project schedule optimisation work is continuing. On the ground operational experience may also result in savings in mining cost by optimising mining practices.

Geotechnical

Further optimisation of the geotechnical assumptions set out in section 16.2 for mine design could result in updated pit designs that contemplates mining less waste by reducing the strip ratio.

Mining Strategy

Further optimisations of the mining strategy may result in operating cost savings applied across a larger scope as well as optimized mine designs and scheduling.

Open Pit / Undeground Optimization

Transition point selection from open pit to underground mining convention for the Séguéla Project high grade depostis of Koula and Ancien will lead to a decrease in waste movement, strip ratio and mining cost, generating a more favourable NPV value for the project.

25.3	Processing and Infrastructure

The feasibility study contemplates a single stage primary crush/SAG milling comminution circuit where the ore will be drawn from the ROM bin via an apron feeder, scalped via a vibrating grizzly with the undersize reporting directly to the discharge conveyor and the oversize reporting to a primary jaw crusher for further size reduction. All crushed and scalped material will by conveyed to a surge bin. Crushed ore and water will be fed to the mill.

The mill will operate in closed circuit with hydrocyclones, with cyclone underflow reporting to the mill feed. A portion of the cyclone underflow slurry will be fed to the gravity circuit for recovery of gravity gold. The gravity concentrator tailings will flow to the cyclone feed hopper, while the gravity concentrate will report to an intensive leach circuit. Gold in solution will be recovered in a dedicated electrowinning system.

Screened cyclone overflow will be thickened prior to the CIL circuit. Loaded carbon drawn from the CIL circuit will be stripped by the split AARL method. The resultant gold in solution will be recovered by electrowinning. Recovered gold from the cathodes will be filtered, dried and smelted in a furnace to doré bars.

The feasibility study assumes a forecast gold recovery rate of 94.5% for the life of the production plan.

The tailings system will comprise of atailings line and associated tailings pumps. The TSF will comprise a side-valley storage formed by two multi-zoned earth-fill embankments, designed to accommodate 13.0 Mt of tailings, and built utilising the downstream construction methodology – in accordance with industry best practices and standards on tailings management. A 1.5 mm HDPE geomembrane liner will be installed over the entire TSF basin area (overlying the compacted soil liner) and on the upstream embankment face.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	414

A water storage dam will be the main collection and storage pond for clean raw and process water.

The envisioned power supply is through a connection to the Côte d’Ivoire electricity grid by a 2,400 m tee into the 90kV powerline from the Laboa to Séguéla substation. The Séguéla substation is fed via an existing 90kV transmission line from the 225/90kV Laboa substation. The Laboa substation is part of a 225kV ring main system around the country where various sources of generation are connected and, being a large ring main, offers a great deal of redundancy at 225kV. The grid supply from Côte d’Ivoire is, by world standards, economically priced and much more financially favourable than other options including self-generation as the tariff is based on a mix of hydro and thermal generation with a large portion of hydro.

25.3.1	Risks

Processing Plant and Ancillary Facility Construction Costs and Schedule

The simplicity of the flow sheet of the proposed processing plant and ancillary infrastructures help reduce the risks associated with the processing and infrastructure aspect. The main risks to the project are cost overrun and schedule of construction and commissioning.

Associated with these risks are geotechnical ground conditions with potential impact on cost and construction schedule.

TSF Design

While the overall cost per tonne of tailings storage is reasonable, the cost of Stage 1 is relatively high. Further optimisation of the TSF layout could be completed to balance the embankment fill volume against the basin area, potentially reducing the Stage 1 cost. This balance is dependent on the cost and availability of construction materials from the mining operation during the life of the TSF, and as such can be investigated further once the mining schedule and costs are developed in later phases of design.

Furthermore, the embankment slopes can be revised as the design progresses. It is envisaged that a potentially steeper downstream slope could be adopted for earlier stages of the facility. The commonly adopted upstream slope of 3H:1V for safe and practical HDPE liner installation can also be considered for minor steepening. The current design designates the higher grip textured HDPE liner, which may allow steepening of the slope (to, say 2.5H:1V).

Beach Slope

The design is based on an average tailings beach slope of 0.8% (125H:1V). However, the beach slope is heavily dependent on the grind size and the ore blend. Thus, small changes in plant performance or design, ore type, or the ore blend have the potential to change the tailings beach slope.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	415

There are a number of approaches which can be used in response to measured beach slopes that are consistently different to the beach slope used for design. One advantage of staging construction on an annual basis is the ability to modify the design each year based on measured data obtained from the TSF. In these cases, the timing and height of the subsequent embankment raises can be modified to bring the schedule back into line with the design.

Should the measured beach slope be steeper than the design slope, the tailings rate of rise against the TSF embankments will be faster than expected, and the Stage 1 TSF will reach capacity earlier than the design. If this were to become an issue, the response would be to move Stage 2 construction of the TSF forward. Commencing the construction one or two months earlier would not have a significant impact as the construction would still be predominantly in the dry season. It should be noted Stage 1 capacity is 16 months.

It should be noted that for steeper beach slopes the potential tailings storage would be reduced, but the storm water storage capacity would be increased accordingly.

Tailings Solid and Supernatant Geochemistry

Geochemical testing of the tailings should be continued at points throughout the life of the facility to ensure that initial testing remains valid. Measurements will need to continue as part of ongoing operations to ensure information is available on the geochemical behaviour of the tailings.

Achieved Densities

The staged TSF embankment crest elevations are based on assumed tailings characteristics and throughput. Changes in these characteristics and/or throughput will result in changes in the achieved densities in the TSF. Similar to the variations in tailings beach slope, this may result in an adjusted construction schedule for the first raise, either earlier or later than the design timing. It is recommended that monitoring of throughput, ore blend, rate of rise and achieved densities be undertaken so that suitable planning and staging of the future embankment construction can occur.

Wet Season Construction

The ability to construct earthworks during wet seasons can be limited, so construction over the life of the project needs to be carefully planned and monitored so that approval, budgeting and logistics are in place to allow works to be completed promptly and prior to the onset of the wet season.

Life of Mine Planning

Any changes to the Life of Mine Plan or throughput will impact upon the tailings management requirements for the site. Any significant increases in total throughput may require an expansion review of the current TSF (in particular, the proximity to the plant site) and reconsideration of the closure plan.

Groundwater Contamination from Tailings Storage Facility

There is a low risk that water seepage from the tailings storage facility may contaminate ground water. This risk is mitigated with the use of an HDPE liner.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	416

Power Supply

The availability and reliability of grid power supply presents a risk. Permitting and delivery of the proposed grid connection may force extending the use of diesel generation longer than anticipated with an impact on power costs.

25.3.2	Opportunities

Water Supply

Confirmation of the typical catchment yields could significantly change the required infrastructure. If catchment yields are high enough it may be possible that the WHD will not be required as a source of water with the WSD filling without assistance. Alternatively, it may be suitable to utilise the proposed Sediment Control Structures (SCS) as the WHD. This would be advantageous as it would remove the need for the WHD and reduce the length of pipeline required.

Decant Barge

The design (and cost estimate) implemented in this study is based on a series of decant towers progressively constructed up the south slope following the path of the supernatant pond as it increases in elevation. Typical design involves a submersible pump located at the base of precast concrete towers surrounded by select porous rockfill and accessed by causeways constructed of general fill.

There is potential to implement a system whereby the supernatant pond is decanted via a barge equipped with submersible pump, which moves with the pond as it rises up the south slope during operation of the facility. This system is reliant on numerous factors, including the resultant beach slope (discussed above), and the level of control required over the supernatant pond location.

The viability of a decant barge in lieu of towers is a cost-effective solution which can be investigated further in a later phase of design, when the overall facility layout is finalised, and relevant parameters are confirmed based on testing and modelling.

Plant Throughput

The feasibility study identified opportunities to cost effectively increase plant throughput or allow for future expansion to increase nominal throughput to 1.75Mtpa (i.e. 40% increase). As a result, allowance in the design will be made for inclusion of a secondary ball mill, additional cyclone space in the initial cyclone cluster, and space for additional CIL tanks and a pebble crushing circuit. to allow for expansion via inclusion of additional cyclones.

25.4	Health, Safety, Environmental and Social

The primary environmental approval required to develop Séguéla is decreed by the Ivorian Environment Minister and is necessary for the issuance of the mining license. This Environmental Permit was obtained on 22nd September 2020 (Decree No.00261 dated 22 September 2020 on ESIA approbation for the exploitation of a gold mine in Séguéla department).

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	417

Currently, there is no permanent ASM settlement on the identified deposits or nearby, with the presence of only a few hundred of ASM miners from time to time in the project area. The implementation of a stakeholder management plan, as undertaken by the Company elsewhere in the region, should enable the ASM activities in the project area to be effectively managed.

The conceptual closure plan considered in the feasibility study assumes the mine areas will be reclaimed to a safe and environmentally sound condition consistent with closure commitments developed during the life of the project in compliance with the national regulations and IFC standards and other best practices.

The feasibility study assumes that all requisite approvals and permits for the expansion will be obtained. While it is believed that such approvals and permits can be obtained on a timely basis and on acceptable terms, there is no certainty that this will be the case.

25.4.1	Risks

Road Travel

Serious road accidents are a risk throughout most of West Africa. This is contributed to by poorly maintained roads, poor lighting after sunset, poorly maintained and operated vehicles and poor separation between vehicles and pedestrians. Strictly enforced procedures will be put in place to reduce this risk including mandating the use of professional drivers, restrictions to driving at night and possibly monitoring of vehicle speeds. The risk of a multiple fatality road accident will always be present so this risk will always attract a high ranking.

Dangerous Goods Transport

Dangerous goods transport, and particularly the transport of cyanide, will be managed carefully. Cyanide will be transported in accordance with ICMC guidelines with vehicles escorted between the port and site.

Disease / Epidemics

The two high residual risks relate to disease / epidemics in general and specifically the current COVID- 19 pandemic. Endemic diseases will be monitored, with a malaria management plan in place to control standing water and mosquito populations. A COVID-19 management plan will be put in place to prevent a virus outbreak on site and to manage the situation should one occur. Similar plans are in place at several current construction sites in West Africa and elsewhere.

Delay in Obtaining Access to Land

Land costing/valuation other than the crop compensation is not defined by regulations or the market and will have to be negotiated. There is a risk of a delay in project start-up if these compensation negotiations take longer than expected. Roxgold commenced negotiations in 2020 regarding the process of land acquisition, physical resettlement and any associated compensation for loss of livelihoods. As agreements on land compensation and housing compensation were reached in June 2020 and March 2021 respectively, the risk of delay in obtaining access to land is considered low.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	418

Roxgold’s local training and recruitment plans also aim to minimize disruption to livelihoods in the area and optimize the positive benefits associated with the project.

Unmet Community Expectations

The nearby communities have expectations relating to job creation, community development and improvement in services and infrastructure. Meeting these expectations and minimizing impacts to regional infrastructure and community livelihood is a challenge resulting in possible dissatisfaction with Roxgold and the associated risks of community action against the project and loss of social license to operate. Roxgold expects to minimize this risk with its well-established social management plans relating to community development and stakeholder engagement. Roxgold’s local training and recruitment plans will optimize the benefits associated with the project. Furthermore, the government’s mining community development fund in place will ensure a direct investment in the development of the communities once the mine is in operation.

Artisanal Mining

The Ivorian government’s proactive stance towards artisanal mining (ASM) management limits the development of ASM sites in the area and there is no ASM settlement in the project footprint. This significantly reduces the risk of delays in project start-up due to a prolonged departure of an artisanal miner or damage to Roxgold's reputation through negative media or community relations.

25.4.2	Opportunities

Community Benefits

There is the opportunity to maximize the benefit of this project for local communities as an opportunity for social and economic development including social infrastructures, professional skills and all the other aspects of the Sustainability Development Goals (SDGs) where possible, starting before the mine is in operation.

Stakeholder Engagement

A good working relationship with local government, state services, traditional authorities, communities and other stakeholders such as the artisanal miners, is in place due to the quality of the early stakeholder’s engagement at the project. The opportunity to strengthen these existing relationships will help mitigate the risks of project delays due to unmet expectations amongst the community and other stakeholders.

Project Location

The area is favourable to project development without legally protected and internationally recognized biodiversity areas and mostly modified natural habitats mixed with agriculture, no traditional sites, low population density, plus no established villages within the project's footprint. However, there will be opportunities to invest in biodiversity protection, protection of traditional rites, or to reduce the project footprint where possible to further enhance the project.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	419

Closure Costs

Although a standard conceptual closure plan has been developed, there is an opportunity to revise it by undertaking additional studies to examine reclamation assumptions and techniques, including progressive reclamation, with the goal of reducing the cost and duration of reclamation at the end of the mine's life.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	420

26	Recommendations

The results of the feasibility study demonstrate that the development of the proposed Séguéla Project has sound financial merit at the assumptions considered. The results are considered sufficiently reliable to guide Roxgold’s management in a decision to develop the project.

Analysis of the results and findings from each major area of investigation completed as part of this feasibility study suggests several recommendations for further investigations to mitigate risks, improve the base case project and/or improvements to be considered during the operational phase of the project. The following paragraphs summarize the key recommendations arising from this study. Each recommendation is not contingent on the results of other recommendations and can be completed in a single phase, concurrently. Where appropriate a cost for the recommended work is included, otherwise the cost to complete these scopes is included in the capital and/or operating cost for the project.

26.1	Geology

26.1.1	Exploration Strategy

It is recommended that the following actions be completed in order to support the ongoing exploration and development of the Séguéla Property:

•	Additional Mineral Resource definition drilling (infill and extension) in order to upgrade the Mineral Resource classification to Indicated and extend the known Mineral Resources;
•	Target down-dip underground potential at each deposit, in particular Ancien and Koula;
•	Review and re-rank existing regional exploration results and targets followed by selective drill testing of those proximal to the defined Mineral Resource estimates; and
•	Detailed structural analysis of the Antenna, Ancien, Koula, Agouti and Boulder deposits, based on high-quality oriented drill core, with a view to developing exploration models for analogue or related systems elsewhere within the Project.

26.1.2	2021 Exploration Program and Budget

Roxgold intends to continue with the systematic approach to the exploration and development of the Séguéla Project. Seasonal exploration campaigns will be designed to fit around the seasonal rainfall of the region. Roxgold has budgeted for ongoing exploration, with approximately $5.4M allocated for 2021, and will proceed with the recommended work as planned, with any future work to be planned contingent upon the results of this initial phase.

26.2	Mining

The Mine Plan developed as part of the feasibility study contemplates multiple deposits of the Séguéla Gold Project. Five deposits have been demonstrated to be economically viable and combined into a production plan for the project. The Mine Plan has been based on reasonable design criteria and productivity estimates. The mining methods applied to the plan are conventional and widely applied to similar deposits of this nature in the region.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	421

The mining recovery and dilution estimates have been based on considered analysis of the deposit geometry and the mining techniques.

The mining costs have been based on credible budget estimates from active mining contractors and have been validated against a benchmark set of comparable operations in the region.

It is recommended that the Mine Plan for the Séguéla Project is advanced to a higher level of confidence to further assess project development (approximately $300k).

Further work for the mining components of the Séguéla Project should include:

•	Further optimisations of the mining strategy as well as optimized mine designs and scheduling resulting in a reduction in stripping ratio and overall project waste movement requirements to improve project economics;

•	Optimisation on the open pit and potential underground mining transition of Koula and Ancien deposits. Optimal transition point from open pit to underground, lifting the pit floor up, reducing strip ratio and waste movement would yield positive movements in the overall project NPV; and

•	Improvements in mining operating cost through commercial negotiations with preferred contractors may result in a lower mining cost.

26.3	Processing

Additional recommendations to enhance the confidence in the selected process design and mitigate risks to the Project costs and schedule and/or improve Project economics are highlighted below:

•	Finalization of the ground improvement requirements for critical structures at the process plant;
•	Investigate the potential for closer sources of construction materials, namely competent fill, sand and rock (aggregate) supply to minimise importation costs;
•	Carbon adsorption modelling for various combinations of carbon movement rates and concentration profiles should be considered. The test results from the DFS indicates that gold adsorption is below average for this slurry which was unexpected given the ‘clean’ nature of the ores. Confirmatory testwork is recommended but not essential as the impact on the CIL/ elution circuit design will be modest; and

•	Undertake more comprehensive testwork for silver and explore the economics to recover silver in the process plant.

26.4	Hydrogeology

Finalize the numerical model currently being updated from the initial steady-state calibrated model to a more refined transient-state model. This will provide a refined estimate of pit dewatering requirements as mining advances at each resource. This information may also be used to inform the operations water balance, anticipate dewatering volumes and provide information for potential additional resources if required, as well as forecast dewatering drawdown impacts. (approximately $50k).

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	422

26.5	Geotechnical

Optimisation in geotechnical pit slope angles for mine design improvements and reduction in the overall strip ratio.

26.2	Logistics

Execute a contract with an experienced and preferred transport and logistics company to de-risk the project from price escalations as far as practicable.

26.7	Project Implementation

•	Develop a detailed project execution plan to precisely define the strategy that will be executed to deliver the project scope in accordance with the schedule and budget; and

•	Tender the major construction (e.g. bulk earthworks, grid connection) and mining contracts to more accurately define the project costs and economics.

26.8	Environmental and Social

After accessing the necessary permitting requirements to obtain a mining license (Environmental and Exploitation permits), a key factor that determines the development and performance of any mining project is related to the implementation of appropriate plans and programs. With regards to this, several recommendations are made. These include:

26.8.1	Data Collection

Continue the environmental and social monitoring to increase the baseline data collection prior to mine construction and operation, focusing on water quality and quantity (water balance) and air quality. As soon as possible, implement the sampling networks by acquiring the needed equipment and engaging human resources.

26.8.2	Stakeholder Engagement

Continue to engage effectively with all the stakeholders as the project develops including those concerned by the impacts of the mine footprint. Pay particular attention to local authorities and communities, persons directly affected by the project (landowners and farmers) and the artisanal miners.

26.8.3	Land Access

Ensure that the land access is executed according to the agreements signed in a timely matter and with a transparent communication with all the concerned stakeholders.

26.8.4	Acid Rock Drainage (ARD)

Include periodic geochemical testing of the plant tailings and mine waste rock to assess their Acid Rock Drainage (ARD) during construction and operation and Metal Leaching (ML) potential to confirm initial project assessments.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	423

26.8.5	Closure plan

Commission a study to evaluate the environmental, social and financial benefits of doing progressive rehabilitation during the life of mine, including the usage of the pits as waste rock dumps. This can reduce the footprint of the infrastructures and their impacts especially on the biodiversity and community land usage, while saving capital and closure costs.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	424

27	Abbreviations and Units of Measurement

%	percent
°	degrees
°C	degrees Celsius
AAS	atomic absorption spectroscopy
AC	air-core
Apollo	Apollo Consolidated Ltd
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
cm	centimetre(s)
CRM	certified reference material
CSA Global	CSA Global Pty Ltd
DD	diamond core
g	gram(s)
g/cm3	grams per cubic centimetre
g/t	grams per tonne
ID	inverse distance
kg	kilogram(s)
km	kilometre(s)
m	metre(s)
mm	millimetre(s)
Mt	million tones
Newcrest	Newcrest Mining Ltd
NI 43-101	National Instrument 43 101 – Standards for Disclosure for Mineral Projects
OK	ordinary kriging
oz	troy ounces
ppm	parts per million
QA	quality assurance
QC	quality control
Randgold	Randgold Resources Limited
RC	reverse circulation
RCD	reverse circulation with diamond core tail
Roxgold	Roxgold Inc.
RPEEE	Reasonable prospects for eventual economic extraction
t	tonne(s)
t/m3	tonnes per cubic metre
UTM	Universal Transverse Mercator

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	425

28	References

ALS Metallurgy Services. 2020. Metallurgical Testwork Conducted Upon Samples from the Séguéla Gold Project. Report No. A19864/A20661, February 2020.

ALS Metallurgy Services. 2020. Metallurgical Testwork Conducted Upon Samples of Antenna, Boulder, Agouti & Ancien Ore. Report No. A20721, August 2020.

ALS Metallurgy Services. 2021. Metallurgical Testwork Conducted Upon Composite of Antenna, Boulder, Agouti & Ancien Ore. Report No. A21707, January 2021.

ALS Metallurgy Services. 2021. Metallurgical Testwork Conducted Upon Koula Samples. Report No. A21926, March 2021.

Apollo Consolidated Ltd. 2013. Significant Trench Program Commences, Séguéla Project, Côte d’Ivoire. News Release dated 19 November 2013. http://www.apolloconsolidated.com.au/wp- content/sharelink/20131119-significant-trench-program----seguela-project-cote-divoire- 87775468843696995.pdf

Australian Institute of Mining and Metallurgy (AusIMM). 2001. Monograph 9: Field Geologists Manual (4th ed.).

RossCo Print, Victoria, Australia.

Bessoles, B. 1977. Géologie de l’Afrique. Le Craton Ouest Africain. Memorandum, Bur. Geol. Min. Paris, p. 88. Blekinsop, B., Cahen, L., Snelling, N.J., Delhal, J., and Vail, J.R. 1984. The Geochronology and Evolution of Africa. Oxford University Press, Toronto.

CECAF International, PAH Consulting. 2020. Etude d’Impact Environnemental et Social. Rapport Final, Août 2020.

Climate Séguéla. 2019. Séguéla Climate (Côte D'ivoire). Data.org. https://en.climate-data.org/africa/cote-d-ivoire/woroba/seguela-883191/#climate-graph

ECG. 2021. Séguéla Power Supply. SEG-0001-G-FS-001, Revision F.

Eisenlohr, B.N. 1989. The Structural Geology of Birimian and Tarkwaian Rocks of Southwest Ghana. BGR Report No. 106448, p. 66.

Eisenlohr, B.N., and Hirdes, W. 1992. The Structural Development of the Early Proterozoic Birimian and Tarkwaiain Rocks of Southwest Ghana. Journal of African Earth Sciences and the Middle East, pp. 313-325.

Entech Pty Ltd. 2021. Séguéla Project – Mining Cost Estimation Report, Roxgold Incorporated. Entech Report Number: ENT_719_ROX.

Entech Pty Ltd. 2021. Séguéla Project – Request for Quotation Evaluation, Roxgold Incorporated. Entech Report Number: ENT_720_ROX.

Entech Pty Ltd. 2021. Séguéla Gold Project – Geotechnical Definitive Feasibility Study, Roxgold Incorporated.

Entech Report Number: ENT_720_ROX.

Equator Principles. 2013. The Equator Principles III: A Financial Industry Benchmark for Determining, Assessing and Managing Environmental and Social Risk in Projects. https://equator-principles.com/wp- content/uploads/2017/03/equator_principles_III.pdf

ICMM (International Council on Mining and Metals). 2019. Integrated Mine Closure: Good Practice Guide.

ICMM, London, England.

ICMM (International Council on Mining and Metals). 2018. Working Together: How Large-Scale Mining Can Engage with Artisanal and Small-Scale Miners. ICMM, London, England.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	426

IFC (International Finance Corporation). 2007. Environmental, Health, and Safety General Guidelines. IFC, Washington, DC.

IFC (International Finance Corporation). 2007. Environmental, Health and Safety Guidelines for Mining. IFC, Washington, DC.

IFC (International Finance Corporation). 2006. Performance Standards on Social and Environmental Sustainability. IFC, Washington, DC.

Jessell, M.W., Begg, G.C., and Miller, M.S. 2016. The Geophysical Signatures of the West African Craton.

Precambrian Research, Volume 274, pp. 3-24.

Knight Piésold. 2021. Feasibility Study Groundwater Assessment. PE301-00836/3, Revision 0. Knight Piésold. 2021. Feasibility Study Report. PE301-0836/06, Revision 1.

Knight Piésold. 2021. Feasibility Study, Geotechnical Interpretative Report. PE301-0836/04, Revision 1.

Knight Piésold. 2021. Séguéla Gold Project – Feasibility Study Water Balance Modelling Summary. PE301- 00836/06-A djtm M21010, Revision 2.

Lycopodium. 2021. Séguéla Project Feasibility Study Report. 5141-GREP-001, Revision 0.

PAH Consulting. 2021. Séguéla Gold Project Mine Rehabilitation and Closure Plan. Final Version, May 2021. Peucat, J.J., Capdevila, R., Drareni, A., Mahdjoub, Y., and Kahoui, M. 2005. The Eglab massif in the West African

Craton (Algeria), an original segment of the Eburnean orogenic belt: petrology, geochemistry and geochronology. Precambrian Research, Volume 136, Issues 3-4, pp. 309-352.

Prizma LLC. 2021. Estimated HG Footprint of Roxgold’s Séguéla Gold Project, Côte d’Ivoire. Final Report, 18 March 2021.

R2021.001 Roxgold Seguela DFS NI 43-101_vG	26 May 2021	427